Executed



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**AMENDMENT NO. 1**

**FORM 1-A**

**REGULATION A OFFERING STATEMENT**
**UNDER THE SECURITIES ACT OF 1933**



SW Innovative Holdings, Inc.
(Exact name of issuer as specified in its charter)

Texas
(State or other jurisdiction of incorporation or organization)

6666 Harwin, Suite 664, Houston, TX 77036 713-268-1610
(Address, including zip code, and telephone number,
Including area code of issuer's principal executive office)

Norman George, 6666 Harwin, Suite 664, Houston, TX 77036 713-268-1610
(Name, address, including zip code, and telephone number,
Including area code, of agent for service)

517310
(Primary standard Industrial
Classification Number)

87-0712328
(I.R.S. Employer Identification Number)

**THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.**

## PART I – NOTIFICATION

### ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors: Norman George, SW Innovative Holdings, Inc., 6666 Harwin Drive, Suite 664, Houston, TX 77036 and Stephen Michels, SW Innovative Holdings, Inc., 6666 Harwin Drive, Houston, TX 77036.

(b) the issuer's officers: Norman George, SW Innovative Holdings, Inc., 6666 Harwin Drive, Suite 664, Houston, TX 77036. Mr. George is President, of the Issuer. Stephen Michels, SW Innovative Holdings, Inc., 6666 Harwin Drive, Suite 664, Houston, TX 77036. Mr. Michels is Vice President of the Issuer.

(c) the issuer's general partners: None

(d) record owners of 5 percent or more of any class of the issuer's equity securities: Norman George, SW Innovative Holdings, Inc., 6666 Harwin Drive, Suite 664, Houston, TX 77036; Kim T. Peterson, SW Innovative Holdings, Inc., 6666 Harwin Drive, Suite 664, Houston, TX 77036; Stephen Michels, SW Innovative Holdings, Inc., 6666 Harwin Drive, Suite 664, Houston, TX 77036 and Beaufort Capital Partners, 660 White Plains Road, Suite 455, Tarrytown, NY 10591.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities: See the information under (d) above

(f) promoters of the issuer: None

(g) affiliates of the issuer: None

(h) counsel to the issuer with respect to the proposed offering: Warren J. Archer, Morella & Associates, Inc., 706 Rochester Road, Pittsburgh, PA 15237

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: Not Applicable

(k) the underwriter's officers: Not Applicable

(l) the underwriter's general partner's: Not Applicable

(m) counsel to the underwriter: Not Applicable.

**ITEM 2. Application of Rule 262**

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None are.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

**ITEM 3. Affiliate Sales**

Not Applicable.

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

**ITEM 4. Jurisdictions in Which Securities Are to be Offered**

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: Texas, Wisconsin, New York, North Carolina and Florida.

The securities to be offered in connection with this proposed offering will be offered by the officers of the Company through their contacts and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

**ITEM 5. Unregistered Securities Issued or Sold Within One Year**

(a) The Issuer made the following unregistered sales of shares of its Common Stock during the one year prior to the filing of this Form 1-A:

On September 11, 2013 the Issuer issued 22,000,000 shares to Norman George. The shares were issued in consideration for services valued at $22,000.00.

On September 11, 2013 the Issuer issued 22,000,000 shares to Kim T. Peterson. The shares were issued in consideration for services valued at $22,000.00.

On September 11, 2013 the Issuer issued 6,000,000 shares to Stephen Michels. The shares were issued in consideration for services valued at $6,000.00.

On September 23, 2013 the Issuer issued 10,000,000 to Iconic Associates LTD at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,482.58.

On September 23, 2013 the Issuer issued 10,000,000 to Prism Associates LTD at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,482.58.

On September 23, 2013 the Issuer issued 10,000,000 to Starshine Capital Group at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,482.58.

On September 23, 2013 the Issuer issued 10,000,000 to Brett Forsythe at a price of

$.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $ 100.00. The balance of the note on this day before the payment was $44,482.58.

On February 21, 2014 the Issuer issued 10,000,000 to Toner Town Ciogamuni at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,082.58.

On February 21, 2014 the Issuer issued 10,000,000 to Pro1 Toner Mexico at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,082.58.

On February 21, 2014 the Issuer issued 10,000,000 to Omega Closeouts - Europe at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $100.00. The balance of the note on this day before the payment was $44,082.58.

On May 15, 2014 the Issuer issued 58,000,000 shares to Norman George. The shares were issued in consideration for services valued at $580.00.

On May 15, 2014 the Issuer issued 30,000,000 shares to Stephen Michels. The shares were issued in consideration for services valued at $300.00.

On May 15, 2014 the Issuer issued 43,000,000 shares to Kim T. Peterson. The shares were issued in consideration for services valued at $430.00.

On June 17, 2014 the Issuer issued 27,960,000 to Beaufort Capital Partners, L.L.C. at a price of $.0001 cents per shares in consideration for cancellation of a note payable in the principal amount of $50,000. The balance of the note on this day before the payment was $43,782.56.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter, or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(b) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

All of the sales of stock described under paragraph 5(a) were made under Rule 506 in that the purchasers were accredited investors or, in the case of sales to Messrs. George, Peterson and Michels, were executive officers or a director of the Issuer.

**ITEM 6. Other Present or Proposed Offerings**

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No offerings of its securities are contemplated by the Issuer other than the offering of securities covered by this Form 1-A.

**ITEM 7. Marketing Arrangements**

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

**ITEM 8. Relationship with Issuer of Experts Named in Offering Statement**

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

**ITEM 9. Use of a Solicitation of Interest Document**

Indicate whether or not a publication authorized by Rule 265 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The Issuer does not intend to do so.

**OFFERING CIRCULAR**

# SW INNOVATIVE HOLDINGS, INC.

## 10,000,000,000 SHARES OF COMMON STOCK

## MAXIMUM OFFERING: $1,000,000

**Purchase Price: $0.01 per 100 Shares**

---

SW Innovative Holdings, Inc., a Texas corporation ("SW" the "Company" or "we"), hereby offers (the "offering") 10,000,000,000 shares (the "Shares") of its common stock, par value $0.0001 per share, ("Common Stock") at a purchase price of $0.01 for 100 Shares, up to an aggregate purchase price of $1,000,000. If all of the Shares are sold, we will issue a total of 10,000,000,000 shares of Common Stock. The offering is being made on a "best efforts" basis. We will continue the offering until Shares with an aggregate sales price of $1,000,000 have been sold or until November __, 2015, whichever is earlier.

This Offering is being conducted on a "best-efforts" basis, which means that our officers will use their commercially reasonable best efforts in an attempt to sell the Shares. The officers will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, the officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Shares will be offered for sale at a price of $0.01 per 100 Shares. Shares will only be sold in multiples of 100 Shares. If all of the Shares are purchased, the gross proceeds to us will be $1,000,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Shares that must be sold, meaning that we will retain any proceeds from the sale of the Shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used by us as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

SW is a development stage corporation engaged in proving our customers with prepaid telephone services. Proceeds of this offering will be used primarily to increase the marketing efforts of the company, acquire additional infrastructure for the business, hire additional administrative employees and for other general corporate purposes. The mailing address of our offices is: 6666 Harwin Drive, Suite 664, Houston, Texas 77036, and our telephone number is: 713-268-1610.

We are a development stage company. Investing in our Common Stock involves a high degree of risk, including the risk that you could lose all of your investment. Please read "Risk Factors" beginning on page 18 of this Offering Circular about the risks you should consider before investing.

| | Offering Price to the Public | Commissions | Net Proceeds (25% of Shares Sold) | Net Proceeds (50% of Shares Shares Sold) | Net Proceeds (75% of Shares Sold) | Net Proceeds (100% of Shares Sold) |
|---|---|---|---|---|---|---|
| **Per 100 Shares** | $0.01 | N/A | $0.01 | $0.01 | $0.01 | $0.01 |
| **Total (1)** | $1,000,0000 | N/A | $250,000 | $500,000 | $750,00 | $1,000,000 |

(1) Before deducting expenses of the Offering, which are estimated to be approximately $25,000.00.

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this offering circular.

The date of this Offering Circular is November __, 2014.

## IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

FOR TEXAS RESIDENTS ONLY: .

FOR FLORIDA RESIDENTS ONLY: THE SHARES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER § 517.061 OF THE FLORIDA SECURITIES ACT. THE SHARES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

FOR NORTH CAROLINA RESIDENTS ONLY: .

FOR WISCONSIN RESIDENTS ONLY: .

## TABLE OF CONTENTS

## OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Shares.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Shares discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to SW Innovative Holdings, Inc., a Texas corporation.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

### Our Business

*General*

SW Innovative Holdings, Inc. is a development stage company that was formed in Texas on September 3, 2003. Our executive offices are located at 6666 Harwin Drive, Suite 664, Houston, TX 77036; (713) 268-1610. We are engaged in proving our customers with prepaid telephone service both landline and data. We have a limited operating history and have generated limited revenue.

Our officers, Norman George and Stephen Michels, together with Kim Peterson, a former director of the Company, collectively own a majority of the shares of our Common Stock and all of the shares of our Class A Preferred Stock, thus giving them control over the management of the Company and its business, assuming they choose to vote together. This will continue to be true after this Offering, even if all 10 billion Shares are sold.

*The Business Plan*

We are a development stage company engaged in providing our customers with prepaid telephone services both landline and data. We are based in Houston, Texas. We sell landline phone service, called "plain old telephone service" (POTS), to those whose want this phone service, but cannot qualify for, or afford the costs of, phone line service or data service as provided by one of the big telephone companies. This means that our target customers are those who are credit disadvantaged or small businesses.

We provide landline telephone service to our customers using the existing landlines installed and owned by AT&T or Verizon (collectively, the "Service Providers"). We have entered into agreements with the Service Providers which allows us to do that. The Service Providers are responsible for maintaining the landlines in accordance with the rules of the Texas Public Utility Commission (the "PUC").

Thus, our business consists of finding customers, collecting fees for service from the customers and assisting them with any technical problems they may have that are not the responsibility of the Service Providers. Presently, we run our business with three employees. Much of our business is handled by computers, in part because the Service Providers want us to do so.

As a practical matter, the large telephone companies do not want to service these customers and are happy to work with us in servicing those customers. Thus, a large part of the Company's competitive advantage is that we don't have to compete with those companies.

We acquire telephone service from the Service Providers at a deeply discounted rate, which enables it to resell phone services at rates which provide a comfortable profit margin. We also provide customers with custom calling features for an additional fee. These services include call waiting, caller ID, call forwarding and speed dialing.

We are licensed by the PUC to resell telephone services throughout the state. Once we achieve critical mass in Texas, we hope to expand our product offerings to other states. In January 2009, we entered into a reseller agreement with AT&T covering 22 U.S. states. However, before we can begin to market our pre-paid home telephone service in any state, we must get approval from the applicable state into which we want to expand. There can be no assurance that any state where the Company may in the future file an application to provide telephone service will approve that application.

Approximately, 75% of our customers participate in the Lifeline program, under which the Federal government pays for a portion of the costs of providing limited phone service to economically disadvantaged persons.

**Subscriber Base as of October 31, 2014:**

| Ending Period | Quarterly Base |
|---|---|
| 10/31/2014 | 130 |
| 09/30/2014 | 118 |
| 06/30/2014 | 88 |
| 03/31/2014 | 89 |
| 12/31/2013 | 89 |
| 09/30/2013 | 99 |
| 06/30/2013 | 117 |
| 03/31/2013 | 130 |
| 12/31/2012 | 88 |

**Contractual relationships:**

Our resale agreements with the Service Providers have no expiration date. We have no patent, trademark, license, franchise, concession, royalty agreement or labor contracts.

## The Offering

| | |
|---|---|
| Issuer | SW Innovative Holdings, Inc., a Texas corporation. |
| Security Offered | Shares of Common Stock, par value $0.0001. |
| Price | $0.01 per 100 Shares; Shares will be sold only in multiples of 100 shares |

| | |
|---|---|
| Minimum Offering | None. |
| Maximum Offering | $1,000,000 (a total of 10,000,000,000 Shares) |
| Minimum Investment | None |
| Offering Period | The Offering commenced on November __, 2014 and will close upon the earlier of (1) the sale of Shares with an aggregate sales price of $1,000,000, or (2) November __, 2015. The Offering may be terminated at our election at any time. |
| Voting Rights | Stockholders will have one vote per share for each Share owned by them in all matters, including the election of Directors, as provided in the Texas Corporation Code. |
| Dividends | We have never paid a dividend on the shares of our Common Stock and do not plan to do so in the foreseeable future. |
| Use of Proceeds | The net proceeds of this offering will be used primarily to increase the marketing efforts of the company, acquiring additional infrastructure for the business, hiring additional administrative employees and for other general corporate purposes. Expenses of the Offering are estimated to be approximately $25,000.00. |
| Trading of our Shares | Shares of our Common Stock are traded on the OTC Markets Group (Pink). |
| Risk Factors | An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below. |

We plan to qualify the offering for sale in Texas, Wisconsin, New York, North Carolina and Florida and in such other states as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this offering in any jurisdiction that this offering is not registered. This offering is being conducted on a "best-efforts" basis, which means our officers will attempt to sell the Shares to prospective investors without the use of an underwriter. We will not pay any commission or other remuneration to our officers in connection with sales of Shares.

**SW INNOVATIVE HOLDINGS, INC.**
**(Formally known as Everybody's Phone Company)**
**(A Development-Stage Company)**
**BALANCE SHEET**

| ASSETS | Unaudited For the Nine Months Sept 30, 2014 | Year Ending December 31, 2013 |
|---|---|---|
| Cash | 15,682 | 5,677 |
| Accounts receivable | 7,599 | - |
| Prepaid expenses | 1,875 | - |

| | | |
|---|---|---|
| Total Current Assets | 25,156 | 5,677 |
| Property and equipment, net | 7,821 | 9,161 |
| Investments | 52,000 | 52,000 |
| Deposit | - | 10,557 |
| TOTAL ASSETS | 84,977 | 77,395 |
| **LIABILITIES AND SHAREHOLDERS' DEFICIT** | | |
| LIABILITIES | | |
| Accounts payable and accruals | 130,999 | 25,333 |
| Convertible notes payable - related parties | - | - |
| Derivative liability on convertible notes payable | - | - |
| Note payable - short term | 31,468 | 77,583 |
| Total Current Liabilities | 162,467 | 102,916 |
| Long Term Liabilities | | |
| Note payable - long term | 75,000 | 63,146 |
| TOTAL LIABILITIES | 237,467 | 166,162 |
| Commitments and Contingencies | | |
| STOCKHOLDERS' DEFICIT | | |
| Preferred stock, $1.00 par value; 50,000,000 shares authorized; 60,000 shares issued and outstanding as of Sept 30, 2014 and December 30, 2013 and 30,000 as of December 30, 2012 | 60,000 | 60,000 |
| Common stock<br>See notes at bottom of page | 51,776*** | 143,436** |
| Additional paid in capital | 3,446,721 | 3,246,719 |
| Deficit accumulated during the development stage | (3,707,987) | (3,538,822) |
| TOTAL STOCKHOLDERS' DEFICIT | (149,490) | (88,667) |
| **TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT** | 84,977 | 77,395 |

** common stock .001 par value 500,000,000 shares authorized, 143,535,528 shares issued and outstanding as of December 31,2 2013 and on July 22, 2013 a reverse stock split 1,000:1 became effective

*** common stock .0001 par value 15,000,000,000 shares authorized, 517,755,528 shares issued and outstanding as of September 30, 2014

## Corporate Information

We are a Texas corporation. We have our offices at 6666 Harwin Drive, Suite 664, Houston, Texas 77036. Our telephone number is (713) 268-1610 and our email address is info@everybodysphonecompany.com.

# RISK FACTORS

*An investment in our common stock involves a high degree of risk. You should carefully consider each of the following risks and all of the information set forth in this offering circular before deciding to invest in our common stock. If any of the following risks and uncertainties develops into an actual event, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the price of our common stock could decline and you may lose all or part of your investment. In connection with the forward-looking cautionary statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under "Cautionary Statement Concerning Forward Looking Statements."*

## Risks Related to the Issuer

***We lack experience in creating and running a telephone business***

We are in the early stages of developing our telephone service business. We have limited experience in the developing or running such a business. None of our officers or employees has ever developed or operated a telephone service of the kind on which we are focused.

***We have not generated much revenue or any operating income***

We are in the relatively early stages of developing our telephone service business. While we have a small number of subscribers to our services, we have not become profitable, and there are not yet enough subscribers to make us a viable operating company. It may be difficult, therefore, to evaluate our current or future prospects. Companies in the early stages of developing their business model present substantial business and financial risks, not all of which can be anticipated, and as a result, they may suffer significant operating losses.

***There is doubt about our ability to become a viable business even after this Offering, and we may need additional funding beyond this Offering***

We have incurred substantial losses since our incorporation, and our capitalization, even if all the Shares being offered in this Offering are sold, may not be sufficient to allow us to become a viable business. If we cannot become a viable business, we will have to close down our operations.

The funds to be raised by this Offering are to be used primarily to support the marketing of our telephone service business to potential subscribers, acquiring additional infrastructure for the business, hiring additional administrative employees, and for other corporate purposes. However, we have no way of knowing whether the amount of money which may be ultimately raised by this Offering will be sufficient to expand our business sufficiently so that it becomes a viable business or not. We have no present plans to raise additional capital after this Offering is completed no matter how much money is raised by it. However, if we determine after the completion of this Offering that we need additional capital, there can be no assurance that we can raise the amount of capital then needed or predict the costs of doing so nor is there any assurance that profitable operations or sufficient cash flows to sustain our business will occur in the future.

***We have only a small number of subscribers to our service at this time***

We have only 100 subscribers at this time. We estimate that we need approximately 4,000 customers to make business viable. There can be no assurance that we can obtain the necessary number of subscribers for us to become a profitable business.

***The ending of the Lifeline program for cellphones would significantly adversely impact our business***

Currently 75% of our customers participate in the Lifeline program. If the federal government changes or eliminates the Lifeline program, that that would significantly reduce the number of our potential customers and would make it very difficult for us to meet our revenue and income goals.

***Our Service Providers may reduce or end their support of landline telephone service***

Our Service Providers may decide at some point in time that they no longer want to spend the money to support their current landline services. If they did so, landline telephone service would, over time, deteriorate unless other companies took over that business. We lack the financial resources to do this. However, if other companies took over the landline business from our Service Providers, there is no way to tell what terms of service they would impose on us and, therefore, whether thereafter we could operate profitably or, if so, at what our level of profitability would be. Even if our Service Providers merely reduced their commitment to servicing landline customers promptly, it if likely that would adversely impact our financial results.

***Our stockholders will be largely dependent on a single business***

For the foreseeable future, our stockholders will be largely dependent for a return on their investment upon the performance of our business of providing landline and data telephone service, and investors in our company should look to the development and growth of that business for any return on their investment in our company. Investors should not anticipate that we will enter into any new business line.

***We will need to increase our computer and internet capacity from time to time***

Although we believe that we have sufficient computer and internet capacity to handle the immediately foreseeable need for expansion of our telephone service business, if we grow significantly, we will need to keep investing in additional equipment and internet capacity. Also, our Service Providers require us to deal with them largely using computers. Our systems need to be updated from time to time to respond to the demands of our Service Providers. These situations could become a considerable drain on our cash flow and adversely affect our financial results.

***We face competition from many sources***

Our business success will be dependent on attracting customers to use our service. By law, AT&T and Verizon must provide access to their landlines to anyone who gets approval from the applicable state public utility commission. Thus, anyone who is willing to make the investment needed for equipment can start a business to provide the same services we do. Also, while AT&T and Verizon have chosen not to provide services to our target customers, either of them could if it wanted to. Both of these companies have economic and other resources far greater than ours.

***A reduction in the number of companies in the telephone service business could adversely affect us***

Further, if the telephone service business becomes significantly more concentrated, those remaining service providers would be able to charge more for telephone service which would likely adversely impact our financial results.

***Our success depends upon us hiring an adequate number of salespeople***

For us to grow our business, we will need to considerably expand our sales force first in Houston and then in other Texas cities. There can be no assurance that we can find sufficient salespeople to work for us or that we can economically offer a compensation package that will be attractive to the potential salespeople we wish to hire. If we are unable to find adequate salespeople generally or in the cities into which we wish to expand, that will materially limit our growth rate and our ultimate financial worth.

***We are reliant on key individuals***

We currently heavily rely on the services of two individuals: Norman George and Stephen Michels neither of whom has entered into an employment agreement with us. Further, there can be no assurance that either of them will continue to be employed by us for any specific period of time. The departure of either of these key people may negatively affect our business unless suitable replacements can be found in a timely fashion. We have not purchased key man life insurance for either of these people.

***The demand for pre-paid landline or data phone service cannot be determined***

While we believe that there is considerable potential demand for pre-paid landline and data telephone service from people who cannot afford to purchase telephone service from the large telephone companies, there is no way to estimate the amount of that demand or to estimate the potential revenue that we can realize in any given time period from those potential customers. Likewise, we cannot estimate how quickly or efficiently demand for our services can be made to produce any particular level of revenue or income for us.

***We have no experience in managing expanding usage of our telephone services***

In order for us to be financially successful and for the investors in this offering to realize a return on their investment, we will have to significantly expand the usage of our pre-paid phone service. However, we have no experience with managing growing local or regional, let alone state, telephone service operations. There is a significant possibility that managing the growth of our services will be more expensive and labor intensive than we currently anticipate. Any inability on our part to smoothly increase the number of customers that we handle and any technical problems with doing so could cause an interruption in service that might well result in a loss of revenue and a related decline in income.

***Our business is potentially subject to regulations that could be adopted in the future***

From time to time, bills which attempt to regulate various aspects of telephone service are introduced in Congress and various state legislatures. We expect that such bills will continue to be introduced from time to time. Also, state public utility commissions and other regulators of phone service change their rules from time to time. However, we have no way to predict whether any law or rule relating to the telephone service business which may ultimately enacted by a legislature or adopted by a governmental agency in the future will have an adverse impact on our operations or business plan.

***Future developments in telephone service cannot be predicted***

The history of the development of telephone service in the United States has been one of continuous development and change. We have no way of predicting how telephone service of various kinds may develop in the United States in the future or whether or how any such developments may affect our operations or business plan.

***Our computers are subject to operational risks such as equipment failure***

Equipment failure, software problems or other operational failures or problems, including hacking attacks, could adversely affect our operations and our financial condition.

### *Governmental regulation may adversely affect our profitability*

There may be changes in federal, state or local governmental regulations or policies, in particular in relation to taxation, which could have a material adverse effect on our activities and financial success.

### *Our revenues and operating results may fluctuate.*

Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this "Risk Factors" section:

- the extent of turnover of our customers in any period;
- the degree of market acceptance of our services;
- development of new competitive services by others;
- our response to price competition;
- delays between our expenditures to develop and market services in new areas and the generation of sales from those services;
- changes in the amount we spend to promote our services;
- general economic and industry conditions that affect our potential customers; and
- changes in accounting rules and tax laws.

Due to the foregoing factors, you should not rely on quarter-to-quarter or year-to-year comparisons of our operating results as an indicator of future performance.

### *We may not be able to generate operating profits.*

Since our inception, we have not generated operating profits. In the event that we are unable to execute on our business plan, we may be unable to generate profits in the future.

### *If the market does not develop as we expect, our revenues may stagnate or decline.*

The marketplace for telephone service is dominated by large telephone service companies which make large investments in research and development which create continuing changes in phone equipment and service. If our approach of providing phone service to certain target customers does not gain market acceptance as an alternative to more expensive phone service providers for those customers, or if the marketplace adopts an alternative to our approach, we may not be able to increase or sustain the level of sales of our services, and our results of operations would be adversely affected as a result.

### *Our three principal stockholders will be able to exert substantial influence on the Company*

Even after this offering, Norman George, Kim Peterson and Stephen Michels, if they act together, will own enough shares of our Common Stock to significantly influence the election of Directors and other decisions requiring a shareholder vote. See "Principal Stockholders."

***We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.***

We depend on our information technology, or "IT," systems as the basis of our business and to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, maintain cost-effective operations and provide superior service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches and computer viruses. Any such disruption could adversely affect our results of operations.

***We may not have adequate insurance for potential liabilities.***

In the ordinary course of business, we may be subject to various claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks under our insurance coverage:

- we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;
- we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts what we may have reserved for such liabilities;
- the amount of any liabilities that we may face may exceed our policy limits and any amounts we may have reserved for such liabilities; and
- we may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

Even a partially uninsured claim of significant size, if successful, could materially adversely affect our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could adversely affect our results of operations.

## Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

***The shares of our Common Stock are subject to the Penny Stock Rules***

Shares of our Common Stock are traded on the OTC Market Group (Pink), which may well make it difficult for a purchaser of them to sell all or a part of them when the purchaser wishes, or, if they can be sold, to get what the purchaser may consider to be an adequate price for them. The shares of our Common Stock are trading at prices which make them subject to the SEC's "Penny Stock Rules" which may also limit the liquidity of the Shares or adversely affect the price at which they can be sold or both. See "Description of Securities" below.

***We cannot assure you that the market for our common stock will continue at its current trading volume or that the market price of shares of our common stock will not decline following this offering.***

In addition, we cannot predict the prices at which our Common Stock will trade. The offering price for the Shares being sold in this offering has been determined by us based largely on our perception of the amount of money which we need to raise at this time to grow our company. We cannot assure you that the offering price per share will bear any relationship to the market price at which our Common Stock may trade after this offering.

***We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.***

We cannot specify with certainty the particular uses to which we will put the net proceeds from this offering. Our management will have broad discretion in the application of the net proceeds, and we may use these proceeds in ways with which you may disagree or for purposes other than those contemplated at the time of the offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

***The market price of our common stock may fluctuate significantly.***

The market price and liquidity of the market for shares of our Common Stock that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;
- the mix of services that we provide during any period;
- delays between our expenditures to develop and market our services and the generation of sales from those marketing efforts;
- changes in the amount that we spend to expand our service to new areas or to develop new services;
- changes in our expenditures to promote our services;
- announcements of acquisitions by us or one of our competitors;
- changes in regulatory policies or tax guidelines;
- changes or perceived changes in earnings or variations in operating results;
- any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts; and
- general economic trends and other external factors.

***If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our shares, the price of our shares could decline.***

The trading market for our shares will rely in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts, and we do not have commitments from them to write research reports about us. The price of our shares could decline if one or more equity research analysts downgrades our shares, issues other unfavorable commentary, or ceases publishing reports about us or our business.

***Future sales of our shares could reduce the market price of our shares.***

The price of our shares could decline if there are substantial sales of our common stock, particularly by our directors or our executive officer, or when there is a large number of shares of our common stock available for sale. The perception in the public market that our stockholders might sell our shares could also depress the market price of our shares. If this occurs or continues it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

***Raising additional capital by issuing securities may cause dilution to our stockholders.***

We may need or desire to raise substantial additional capital in the future. Our future capital requirements will depend on many factors, including, among others:

- Our degree of success in capturing a larger portion of the media services and advertising market;
- The costs of establishing or acquiring sales, marketing, and distribution capabilities for our services;
- The extent to which we acquire or invest in businesses, products, or technologies and other strategic relationships; and
- The costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing stockholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing stockholders. Additionally, future sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

***We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our investors may not gain and could potentially lose on their investment in our shares.***

We have never declared or paid cash dividends on our common stock, nor do we anticipate paying any cash dividends on our share capital, after this offering and in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our shares will be investors' sole source of gain for the foreseeable future.

***Provisions in our charter documents or Texas law may inhibit a takeover, which could adversely affect the value of our common stock.***

Our certificate of formation and bylaws will contain, and Texas corporate law contains, provisions that could delay or prevent a change of control or changes in our management. These provisions will apply even if some of our stockholders consider the offer to be beneficial or favorable. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. See "Description of Capital Stock."

## PLAN OF DISTRIBUTION

The Shares to be offered in connection with this Offering will be offered by the officers of the Company through their contacts and word of mouth. The Company is not using a selling agent or finder in connection with this offering. There is no minimum amount to be raised in this Offering. Therefore, any proceeds from any sales of Shares will be retained by the Company.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver a Subscription Agreement to the Company and wire funds for its subscription amount in accordance with the instructions included in the Subscription Agreement which accompanies this Offering Statement.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

**State Qualification and Suitability Standards**

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Shares involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Shares have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in Texas, Wisconsin, New York, North Carolina and Florida and with such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states.

Some of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling our Shares to others. If so, they will have to comply with the regulations of the SEC and FINRA relating to underwriters.

## USE OF PROCEEDS

We estimate that our net proceeds from the sale of 10,000,000,000 Shares in this offering at an offering price of $0.01 per 100 Shares will be approximately $975,000.00 after deducting our estimated offering expenses of approximately $25,000.00.

We intend to use the net proceeds of this offering primarily to increase our marketing efforts, acquire additional infrastructure for the business, hire additional administrative staff and for general corporate purposes.

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

## DIVIDEND POLICY

We do not anticipate that we will declare or pay regular dividends on our common stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, any contractual obligations or limitations, and other factors that our Board of Directors deems relevant.

## CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

We are including the following discussion to inform you of some of the risks and uncertainties that can affect us.

This offering circular contains various statements, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, that are forward looking statements. The forward looking statements may include projections and estimates concerning the timing and success of specific projects and our future revenue, income and capital spending. Our forward looking statements are generally accompanied by words such as "may," "will," "expect," "intend," "estimate," "project," "predict," "believe," "expect," "anticipate," "potential," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. The forward looking statements in this offering circular speak only as of the date of this offering circular; we disclaim any obligation to update these statements (unless required by securities laws), and we caution you not to unduly rely on them. We have based these forward looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

- our strategy, including the expansion and growth of our operations;
- the impact of loss of key management;
- sufficiency of funds for required capital expenditures, working capital, and debt service;
- the adequacy of sources of liquidity;
- liabilities under laws and regulations protecting the environment;
- the impact of governmental laws and regulations;
- operating hazards, war, terrorism and cancellation or unavailability of insurance coverage; and
- the effect of litigation and contingencies.

These and other important factors, including those discussed under "Risk Factors" included elsewhere in this offering circular, may cause our actual results of operations to differ materially from any future results of operations expressed or implied by the forward looking statements contained in this offering circular. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this offering circular that could cause actual results to differ from these forward looking statements.

You should rely only on the information contained or incorporated by reference in this offering circular. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this offering circular is accurate only as of the date on the front cover of this offering circular, regardless of the time of delivery of this offering circular or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

## BUSINESS

### Our Company

SW Innovative Holdings, Inc., d.b.a. Everybody's Phone Company© (the Company), offers local and long distance telephone service on a prepaid basis in the Houston, Texas area. Our local services include a "bare bones" product providing unlimited local dial tone and 911 emergency access, with the option of several customer calling features, for an additional fee, including Call Waiting, Caller ID, Call Forwarding and Speed Dialing. These features may be purchased individually or in a package at reduced rates.

*History*

We were incorporated as Everybody's Phone Company in Texas on September 3, 2003. We changed our name to SW Innovative Holdings, Inc. on July 21, 2014.

### Our Business

For people living in 21st Century America, having a telephone connection is a necessity not a luxury, and the need for telephone service seems to continue to grow. Getting a job, renting an apartment, getting medical help for yourself or a family member, keeping track of your children, reaching the police plus hundreds of other needs of ordinary life require access to phone service. Rich or poor, the need for telephone service is a constant aspect of life, and one which has virtually no substitute. Further, with the virtual elimination of payphones, people need to have either their own landline phone service or wireless service.

For the majority of people, getting phone service is easy. They contact one of the large phone companies and purchase landline or wireless service. To do this they need to have an establish credit record with the phone company or provide a deposit or other credit enhancement which causes the phone company to feel comfortable that it will be paid for the service which it will provide. That service is provided on the basis of billing after service use, which is why potential new customers need to satisfy the phone company's credit approval process. For the phone companies the cost of this credit approval activity and the losses from the occasional failure of customers to pay is worth it because their phone service customers generally use enough phone services at a high enough price to the customer to more than cover these costs.

For people who have credit history problems or bad credit or no credit and also lack the ability to provide the phone company with a significant cash deposit, getting needed phone service from phone companies is virtually impossible. Nonetheless, those potential customers need phone service. An unemployed person without phone service is very likely to remain unemployed. Renting an apartment is very difficult if the rental agent can't call the potential renter back. The examples are endless.

Our business is to provide phone service to our customer on terms that the large number of people who can't qualify for service from the large phone companies can afford. For both our company and our customers, the answer is pre-paid service.

We sell pre-paid local and long distance phone service, called "plain old telephone service" (POTS), to those whose want this hone service, but cannot qualify for, or afford the costs of, phone line service or data service as provided by one of the big telephone companies. Thus, our target customers are those who are credit disadvantaged or small businesses. Many of these people need the convenience of being able to use a phone service for a few months, drop it for a month or two, and then resume using it as circumstances permit, all without a lot of bureaucracy or complications. We provide that service.

We provide landline telephone service to our customers using the existing landlines installed and owned by AT&T or Verizon (collectively, the "Service Providers"). Thus, we can be a phone service provider without having to incur the very large costs inherent in creating a telephone company from the ground up. Instead of doing that, we have entered into agreements with the Service Providers which allow us to service our customers without the cost of owning all the hardware involved in providing local and long distance phone service. Also, as a result of this arrangement, it is the Service Providers, and not us, who are responsible for maintaining the landlines in accordance with the rule of the Texas Public Utility Commission (the "PUC").

Thus, our business consists of finding customers, collecting fees for service from the customers and assisting them with any technical problems they may have that are not the responsibility of the Service Providers. Presently, we runs our business with three employees. Much of our business is handled by computers, in part because the Service Providers want us to do so.

As a practical matter, the large telephone companies do not want to service these customers and are happy to work with us in servicing those customers. Thus, a large part of our competitive advantage is that the large telephone companies don't want to deal with our target customers.

We acquire telephone service from the Service Providers at a deeply discounted rate, which enables us to resell phone services at rates which provide a comfortable profit margin. We also provide customers with custom calling features for an additional fee. These services include call waiting, caller ID, call forwarding and speed dialing. We provide our customers with the convenience of paying with cash, credit card or debit card and at ACE check cashing which has over 400 locations across the state of Texas.

We are licensed by the PUC to resell telephone services throughout the state. Once we achieve critical mass in Texas, we hope to expand its product offerings to other states. In January 2009, we entered into a reseller agreement with AT&T covering 22 U.S. states. However, before we can begin to market our pre-paid home telephone service in any state, we must get approval from the applicable state that it wants to expand to. There can be no assurance that any state where we may in the future file an application to provide telephone service will approve that application.

Approximately, 75% of our customers participate in the Lifeline program. Since 1985, the Lifeline program has provided a discount phone service for qualifying low-income persons to ensure that all Americans have the opportunities and security that phone service brings, including being able to connect to jobs, family and emergency services. In 2005, Lifeline discounts were made available to qualifying low-income consumers on pre-paid data service plans, in addition to traditional landline service.

The Lifeline program is available to eligible low-income people in every state, territory, commonwealth, and on Tribal lands. People with proper proof of eligibility may be qualified to enroll. To participate in the program, people must have an income that is at or below 135% of the federal Poverty Guidelines or participate in a qualifying state, federal or Tribal assistance program such as:

- Medicaid;
- Supplemental Nutrition Assistance Program (Food Stamps or SNAP);
- Supplemental Security Income (SSI);
- Federal Public House Assistance (Section 8); and
- Low-Income Home Energy Assistance Program (LIHEAP).

Federal rules prohibit eligible low-income people from receiving more than one Lifeline discount per household. An eligible person may receive a discount on either a wireline or data service, but not both. A person whose household currently is receiving more than one Lifeline service must select a single Lifeline provider and contact the other provider to de-enroll from their program.

The Lifeline program is administered by the Universal Service Administrative Company (USAC). USAC is responsible for data collection and maintenance, support calculation, and disbursement for the low-income program. USAC's website provides information regarding administrative aspects of the low-income program, as well as program requirements.

*Our Challenge*

We have experienced significant losses in each of the past three years. We believe these losses are in large part due to two things: investment in the development of our proprietary technologies and operating systems and investment in our infrastructure so as to use the phone service provided to us by our Service Providers.

Our investment in the development of our proprietary technologies and operating systems involved the following:

a. the development of "cloud" based software to automate the back office functions of the business; and

b. hiring a of a "bulk mailing service" to print and mail monthly statements to subscribers.

Our infrastructure expenses were related to outfitting our offices and purchasing equipment for providing our services.

In addition, we incurred operating expenses associated with the start-up of our operations and significant legal, accounting/audit and reporting expenses.

We believe that in order to grow our company and make it profitable, we need to hire a staff of full-time sales people and improve our infrastructure so that it can support a growing company with an expanding number of customers. We plan to use the proceeds of this offering primarily to accomplish those goals.

Our experience with finding customers is that potential customers often find the concept of our pre-paid telephone services interesting. However, because we lack a staff of sales people and the funds to do targeted advertising to potential customers to sell those services, we have not been able to reach many potential customers. We believe that if we had a dedicated sales force of our own, we would be able to reach a significant portion of our potential customers. Likewise, with sufficient funds, we could advertise is certain publications and media which serve our potential customers. Our hope is to have a full time sales force of at least 4 sales people by March 31, 2014. We estimate that we need approximately 1,000 customers in order to become profitable.

## Our Business Strategy

The principle elements of our business strategy include:

- **Offer Competitively Priced Services.** The key to selling our phone services is to price them so they are attractive to our customers. The current pricing structure of, and financial requirements for, obtaining phone service from the large phone service providers is more expensive and complicated than a significant number of people can deal with. Because of our arrangements with our Service Providers we can offer phone services to our customers at prices and on terms which they can afford and which fit their circumstances.

- **Improve Our Marketing to Our Primary Target Customers**. Our experience to date has convinced us that there is a demand for our pre-paid phone services. Our contacts with those people have shown us that many of them would like to have an alternative phone service that fits into their economic circumstances. We believe that if we can reach those customers with our marketing message, many of them will be interested in using our services.

- **Establish Our Own Sales Force.** Our experience has shown that we need our own dedicated sales force in order to have sales people who are motivated to and focused on marketing our services. We need a large enough sales force to reach many more of our target customers if we are to reach our goal of having a minimum of 1,000 customers in Houston.

- **Create Multi-Channels of Sales Including Direct and Indirect Sales Channels.** We intend to establish a direct sales team which will pursue phone sales messages, direct mail and personal contact in places where we believe there are likely to be significant numbers of potential customers. In addition, we intend to pursue indirect marketing efforts through various media. Our goal is to target our media usage to those most likely to be want to use our services.

- **Target Select Niche Markets Beyond Our Current Customers.** We believe that our services will be attract to certain niche markets such as people who are home bound or senior citizens who only want to pay for minimal phone service since that is all they use. While the majority of phone service uses want lots of services and options on their phones, we believe that there is a significant sub-market in people who want simpler phones and fewer services. We plan to make these people aware that we have services that meet their needs.

- **Provide Data Services To Our Customers.** We believe that there is a market for internet/data services among our target customers. We could provide this service by reselling data services from one of the large phone companies. While we would like to provide this service, getting started doing that would require cash deposits to gain access to the service network which we currently cannot afford. We are hopefully that the expansion of our business which we anticipate if this offering is successful will provide the cash necessary to expand our offerings into data services.

**Our Competitive Strengths**

We believe that our competitive strengths include:

- **Our Services are Cost Competitive.** The terms under which we purchase phone services from our Service Providers allow us to offer cost competitive phone services to our customers, while maintaining a comfortable margin for our business. Likewise, the Lifeline program has the effect of reducing our costs of providing that service to qualified customers.

- **No Deposit Required; No Credit Check.** Not only can we provide phone service at reasonable prices, but we simplify the process of signing up for our services. Since those services are pre-paid, we don't need to require deposits from or credit checks of potential customers. This makes our services available to people who want and need them, but can't comply with the large phone companies' credit evaluation processes.

- **Customers Only Pay For The Services They Want.** Because our customers pay for phone services in advance, they can control how much they spend on that service. They can also terminate service for a month or more, if necessary, and then easily start it up again. That flexibility is attractive to people, for example, whose income is uncertain or who are away from home with some frequency for whatever reason.

• **We Provide Service Even To Customers Who Owe Money To Their Old Home Telephone Service Provider.** Because our services are prepaid, we are not concerned about a customer's credit history. This flexibility makes us attractive to customers who need phone service but are still resolving credit issues with their previous phone service provider.

**Marketing and Sales**

We market our services through the Everybody's Phone Company brand. We are looking to hire a full-time sales force to sell our services. Presently, we are only marketing our services in the Houston, Texas area, where we are located. With the proceeds of this Offering, we hope to significantly increase our market area and then being sales in other cities in Texas through the use of a larger sales force.

As our customer base grows and it becomes attractive to do so, we plan to approach retail stores frequented by our target customers and encourage them to tell their customers about our services, in exchange for some payment.

Also, we plan to approach certain charitable organizations which work with people who need our services, such as the elderly or people who are housebound, who don't have phone service but need it.

Finally, we plan to market our services to those who don't use many of the features of smartphones and similar devices and really only want a simply way to make phone calls as needed. While many people are heavy users of the many features of today's wireless phone, we think many people don't like paying for features and services they don't need. The large phone companies dominate the multi-feature phone service market, and it is not our intention to complete with them. Our target market is those who just want pre-paid service for a limited number of features.

**Employees**

The Company's active business operations currently employ three people all of whom are full-time employees. We staff our projects with independent contractors who are hired for specific projects and tasks.

**Customers**

As of August 30 2014, we have approximately 100 customers, all of whom are individuals. No customer is significantly large than any of the others.

**Intellectual Property**

The Company has registered the trademark "Everybody's Phone Company" with the US Patent and Trademark Office.

**Government Regulation**

Our business is heavily regulated by the Federal Communication Commission and the Texas Public Utility Commission. We do not anticipate any new regulations that would have a material effect on our business as currently conducted or as proposed to be conducted. We do not anticipate having any material expenses relating to compliance with environmental laws in the future.

## Properties

Our office, which is rented, is located at 6666 Harwin Drive, Suite 664, Houston, Texas 77036, and consists of approximately 1,000 sq. ft. The Company believes that its office is adequate for its needs for the present.

## Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time we may be involved in legal claims or proceedings that arise out of the ordinary course of business.

## OUR MANAGEMENT

**Mr. Norman George** is our President and a Director and is 74. He was formally the Director and Chief Financial Officer of Affordable Telecommunications Technology Corporation (ATCT.pk) a publicly traded small cap stock on the "Pink Sheets" exchange. Mr. George was hired as Chief Financial Officer of ATCT on September 1, 1998. Prior to joining the Affordable Telecommunications Technology Corporation, he was self - employed with ownership interest in numerous retail companies over the past thirty (30) years. Peat, Marwick and Mitchell formerly employed Mr. George for 5 years as a retail consultant. He is a graduate of the University of Texas with a degree in Accounting.

**Stephen Michels** is our Vice President of Sales and a Director and is 60. He is a successful business owner; Mr. Michels is a United States Army veteran; Mr. Michaels has launched many business associated with advertising/marketing and printing business for the past 35 years.

## Compensation of Officers and Directors

Mr. George and Mr. Michels salaries for their services to our Company are paid monthly at the rate of $4,000.00 and $1,500.00, respectively.

Because of we only have two (2) Directors, we do not have a Compensation Committee.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS

The following table sets forth information as of June 30, 2014, regarding the beneficial ownership of shares of our Common Stock by our sole director, by our only executive officers, and by our current director and executive officer as a group and by each person known to us to own 5% or more of those shares. Except as otherwise noted in the footnotes below, each person below has sole voting and investment power with respect to such securities.

| Name | Number of Shares Beneficially Owned | Percentage of Class |
|---|---|---|
| Norman George* | 87,140,000 | 28.07 |
| Kim T. Peterson | 72,144,160 | 23.24 |
| Stephen Michel** | 39,005,000 | 12.57 |

*President and Director
**Vice President and Director

In addition, Messrs. George, Peterson and Michel own all 60,000 issued and outstanding shares of our Class A Preferred Stock (the "Class A Shares"). Among other features, each share of Preferred Stock is entitled to 550,000 per share on any matter that is voted on by the our shareholders, including the election of Directors. As a result, even if all of the shares being offered for sale by this Offering Circular are sold, those three persons will be significantly affect, although not control, the election of the directors of our Company and the outcome of any vote on any other matter, if they all vote together. There is, however, no voting or other agreement in existence which would require them to so vote.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Other than the sale of shares of common stock and preferred stock to our two officers and to Mr. Peterson, who is a holder of over 10% of the our common stock, there have not been any related party transactions.

## MARKET FOR AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

*Market Information*

The principal market for shares of the Company's Common Stock is the OTC Markets Group (Pink). OTC Markets Group is not an exchange or an automated quotation system operated by a registered securities system.

As of September 30, 2014, an aggregate of 517,755,528 shares of our Common Stock were issued and outstanding and were owned by approximately 53 holders of record, based on information provided by our transfer agent.

*Penny Stock Considerations*

Our shares are "penny stocks", which term is generally defined under the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares are thus subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock, such as shares of our Common Stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $100,000 individually or $400,340 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

- Deliver, prior to any transaction involving a penny stock, a disclosure schedule in the form prescribed by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

- Disclose the commissions payable to the broker-dealer and its registered representatives and the current bid and offer quotations for the securities;

• Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

• Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempts to sell shares of our common stock, which may affect the ability of stockholders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements may impede the sale of shares of our Common Stock. In addition, these rules mean that the liquidity of our shares may be adversely affected, with a corresponding decrease in the available price of our shares.

*Dividends*

We have never paid a dividend and have no present intention of doing so. To the extent we have any income, we intend to reinvest it in the business. The decision to pay a dividend on the Common Stock and if so, when and in what amount will be made by the Board of Directors

## DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to this Offering Circular.

Our authorized capital stock will consist of 15,000,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share.

### Common Stock

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the Common Stock will share equally on a per share basis any dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our Common Stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our Common Stock carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

### Preferred Stock

Our Board of Directors has the authority, without shareholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The Board may determine the designation and other terms of each series, including, among others:

- dividend rates;
- whether dividends will be cumulative or non-cumulative;
- redemption rights;
- liquidation rights;
- sinking fund provisions;
- conversion or exchange rights; and
- voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our Board of Directors determined that a takeover proposal was not in the best interest of our shareholders, the Board could authorize the issuance of preferred stock or Common Stock without shareholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

- diluting the voting or other rights of the proposed acquirer or insurgent shareholder group;
- creating a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent board; or
- effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our Board could establish one or more series of preferred stock that entitle holders to:

- vote separately as a class on any proposed merger or consolidation;
- cast a proportionately larger vote together with our common stock on any transaction or for all purposes;
- elect directors having terms of office or voting rights greater than those of other directors;
- convert preferred stock into a greater number of shares of our common stock or other securities;
- demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or
- exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our shareholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the shareholders.

**Class A Preferred Stock**

Our Board of Directors has created a class of preferred stock designated as the Class A Preferred Stock ("Class A Shares"). Class A Shares have a preference in any liquidation of our Company of $.05 per share, which is to be paid before any distribution is made to shares of Common Stock. Class A Shares do not have a fixed dividend, but can be receive dividends at any time dividends are paid to shares of Common Stock, provided the Board of Directors declares a dividend on the Class A Shares and provided that the dividend per share on Class A Shares cannot exceed the dividend per share paid at the same time on shares of Common Stock. Class A Shares carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable. Class A Shares are entitled to 550,000 votes per share on any matter which requires a vote of the shareholders.

## CERTIFICATE OF INCORPORATION AND BYLAWS

### Election and Removal of Directors

Under our Bylaws, our Board of Directors is to consist of between one and nine directors, the exact number of directors is fixed by the Board. Currently, we have two directors, and there will be two directors until the directors or share, by majority vote, increase the number of directors. The directors may be removed for cause by the shareholders, at a special meeting called for that purposes, by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled by majority vote of the shareholders or directors in office.

### Stockholder Meetings

Our bylaws provide that special meetings of our shareholders may be called only by a majority of the directors, or such persons authorized by the Board of Directors.

### Shareholder Action by Written Consent

Our bylaws provide that holders of our common stock are able to act by written consent without a meeting, as provided in the Business Organization Code of the State of Texas.

### Amendment of Certificate of Incorporation

The affirmative vote of at least a majority of the voting power of our outstanding shares of stock will be required to amend our certificate of incorporation.

### Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws adopted with:

- The affirmative vote of a majority of directors present at any regular or special meeting of the Board of Directors called for that purpose; or
- The affirmative vote of a majority of the voting power of our outstanding shares of voting stock.

### Limitation of Liability of Directors and Officers

Our bylaws provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as director, except as required by applicable laws, as in effect from time to time. Currently, Texas law required that liability be imposed for the following:

- Any breach of the director's duty of loyalty to our company or our stockholders;

- Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

- Unlawful payments of dividends or unlawful stock repurchases or redemptions; and

- Any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our shareholders have the right, through shareholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation and bylaws provide that, to the fullest extent permitted by law, we may, if so authorized on a case by case basis by majority vote of the board of directors, indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we received an undertaking to repay such amounts if it is ultimately determined that the person is entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

**Transfer Agent and Registrar**

The transfer agent and registrar for our common stock is Olde Monmouth Stock Transfer, Inc.

## PART F/S

### Index to Financial Statements

## SW INNOVATIVE HOLDINGS, INC.
## (Formally known as Everybody's Phone Company)
## (A Development-Stage Company)
## BALANCE SHEET

| | Unaudited | |
|---|---|---|
| **ASSETS** | **For the Nine Months Sept 30, 2014** | **Year Ending December 31, 2013** |
| Cash | 15,682 | 5,677 |
| Accounts receivable | 7,599 | - |
| Prepaid expenses | 1,875 | - |
| Total Current Assets | 25,156 | 5,677 |
| Property and equipment, net | 7,821 | 9,161 |
| Investments | 52,000 | 52,000 |
| Deposit | - | 10,557 |
| TOTAL ASSETS | 84,977 | 77,395 |
| **LIABILITIES AND SHAREHOLDERS' DEFICIT** | | |
| LIABILITIES | | |
| Accounts payable and accruals | 130,999 | 25,333 |
| Convertible notes payable - related parties | - | - |
| Derivative liability on convertible notes payable | - | - |
| Note payable - short term | 31,468 | 77,583 |
| Total Current Liabilities | 162,467 | 102,916 |
| Long Term Liabilities | | |
| Note payable - long term | 75,000 | 63,146 |
| TOTAL LIABILITIES | 237,467 | 166,162 |
| Commitments and Contingencies | | |
| STOCKHOLDERS' DEFICIT | | |
| Preferred stock, $1.00 par value; 50,000,000 shares authorized; 60,000 shares issued and outstanding as of Sept 30, 2014 and December 30, 2013 and 30,000 as of December 30, 2012 | 60,000 | 60,000 |
| Common stock<br>See notes at bottom of page | 51,776*** | 143,436** |
| Additional paid in capital | 3,446,721 | 3,246,719 |
| Deficit accumulated during the development stage | (3,707,987) | (3,538,822) |
| TOTAL STOCKHOLDERS' DEFICIT | (149,490) | (88,667) |
| **TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT** | 84,977 | 77,395 |

** common stock .001 par value 500,000,000 shares authorized, 143,535,528 shares issued and outstanding as of December 31, 2013 and on July 22, 2013 a reverse stock split 1,000:1 became effective

*** common stock .0001 par value 15,000,000,000 shares authorized, 517,755,528 shares issued and outstanding as of September 30, 2014

**(Formally known as Everybody's Phone Company)**

**(A Development-Stage Company)**

**STATEMENTS OF OPERATIONS**

| | Unaudited For the Nine Months Ending September 30, 2014 | Unaudited Year Ended December 31, 2013 |
|---|---|---|
| Revenue | 29,320 | 39,256 |
| Cost of services sold | 16,957 | 26,255 |
| Gross profit (loss) | 12,363 | 13,001 |
| Operating expenses: | | |
| Payroll expense | 89,161 | 112,480 |
| Professional fees | 32,198 | 173,242 |
| Rent | 13,016 | 17,209 |
| Advertising | 12,914 | 5,751 |
| Investor relations | - | - |
| Telephone | 2,236 | 3,115 |
| Depreciation | 1,341 | 1,787 |
| Taxes | 357 | 272 |
| Miscellaneous | 17,083 | 5,062 |
| Bank charges | 235 | 241 |
| Dues and subscriptions | - | - |
| Postage | 1,884 | 3,143 |
| Printing | - | 12 |
| Repairs | 227 | - |
| Auto expense | 3,000 | 3,800 |
| Travel | 1,348 | 1,112 |
| Office | 968 | 1,634 |
| Total operating expenses | 175,968 | 328,861 |
| | - | |
| Operating loss | (163,605) | (315,860) |
| Interest and other income (expense) | 20 | 47,761 |
| Interest expense | (5,579) | (1,818) |
| Amortization of debt discount | - | - |
| Gain (loss) on fair value of derivative | - | 99,112 |
| Gain (loss) on sale of investment | - | - |
| Total Interest and other income (expense) | - | 145,055 |
| Loss before income taxes | (169,164) | (170,805) |
| Income taxes | - | - |
| Net loss | (169,164) | (170,805) |

## SW INNOVATIVE HOLDINGS, INC.

(Formally known as Everybody's Phone Company)

### (A Development-Stage Company)

### STATEMENTS OF CASH FLOWS

| | Unaudited<br>For the Nine Months Ending<br>September 30,<br>2014 | Unaudited<br>For the Year ended<br>December 31,<br>2013 |
|---|---|---|
| **Cash flows generated by (used in) operating activities:** | | |
| Net loss | -169,164 | -170,805 |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| | 1,341 | |
| Depreciation | - | 1787 |
| Common stock issued for services | 3,310 | 80,923 |
| Amortization of debt discount | | 187,328 |
| Gain(loss) on derivative liability | | -280,540 |
| Gain on sale of Investment | - | - |
| Changes in operating assets and liabilities: | | |
| (Increase) in accounts receivable | -7,599 | 160 |
| (Increase) in prepaid expenses | -1,000 | 850 |
| (Increase) in deposits | 9,681 | 259 |
| Increase (decrease) in accounts payable and accruals | 9,019 | 81,229 |
| Cash flows used in operating activities | -154,412 | -98,809 |
| **Cash flows generated by (used in) investing activities:** | | |
| Purchase of equipment | - | 0 |
| Purchase of investments | - | 0 |
| Proceeds from sale of investments | - | 0 |
| Cash flows used in investing activities: | - | 0 |
| **Cash flows generated by (used in) financing activities:** | | |
| Advances under notes payable | 122,204 | - |
| Repayments of notes payable | -44,083 | -2,150 |
| Common stock issued for cash | 86,296 | 66,250 |
| Preferred stock issued for cash | - | 30,000 |
| Cash flows generated by financing activities: | 164,417 | 94,100 |
| Net change in cash and cash equivalents | 10,005 | -4,709 |
| Cash and cash equivalents, beginning of period | 5,677 | 10,386 |
| Cash and cash equivalents, end of period | 15,682 | 5,677 |

**SW INNOVATIVE HOLDINGS; INC.**

**(Formally Known as Everybody's Phone Company)**

**(A Development-Stage Company)**

**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY ( DEFICIT)**

**FOR THE PERIOD FROM DECEMBER 31, 2012 TO September 30, 2014**

| | Preferred Stock | | Common Stock | | Additional Paid In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| **Balance at December 31, 2012 carried forward** | 30,000 | $30,000 | 751,526,695 | $751,527 | $2,291,392 | ($3,368,017) | ($295,098) |
| Common stock issued for cash at $0.000133 per share on January 11, 2013 | - | - | 75,000,000 | 75,000 | -65,000 | | 10,000 |
| Common stock issued for cash at $0.000073 per share on February 6, 2013 | - | - | 106,000,000 | 106,000 | -98,250 | | 7,750 |
| Common stock issued for services at $0.001 per share on February 7, 2013 | - | - | 246,000,000 | 246,000 | | | 246,000 |
| Common stock issued for cash at $0.000051 per share on February 14, 2013 | - | - | 117,000,000 | 117,000 | -111,000 | | 6,000 |
| Common stock issued for cash at $0.000064 per share on February 21, 2013 | - | - | 140,000,000 | 140,000 | -131,000 | | 9,000 |
| Preferred stock issued for cash at $1.00 per share on March 31, 2013 | 30,000 | 30,000 | | | | | |
| Reverse stock split 1,000:1 July 22, 2013 | - | - | 1,435,526 | -1,434,090 | 1,434,090 | | |
| Common stock issued for services at $0.001 per share on August 26, 2013 | - | - | 30,000,000 | 30,000 | | | 30,000 |
| Common stock issued for services at $0.001 per share on September 10, 2013 | - | - | 72,000,000 | 72,000 | | | 72,000 |
| Common stock Subscription issued at $0.001 per share on September 23, 2013 | - | - | 40,000,000 | 40,000 | -40,000 | | |
| Treasury Stock | - | - | - | - | -27,100 | | 27,100 |
| Net (Loss) for the years ended December 31, 2013 | - | - | - | - | | -170,805 | -170,805 |
| **Balance at December 31, 2013** | 60,000 | 60,000 | 143,435,526 | 143,436 | 3,246,719 | (3,538,822) | (886,679) |
| Change Par Value January 4, 2014 from .001 to .00001 | - | - | | -142,001 | 142,001 | - | |
| Common stock Subscription issued at $0.00001 per share on February 21, 2014 | - | - | 30,000,000 | 300 | -300 | - | |
| Common stock issued for services at $0.00001 per share on May 15, 2014 | - | - | 131,000,000 | 1,310 | | - | 1,310 |
| Cancelled shares @ .00001 May 30, 2014 | - | - | -22,000,000 | -220 | 220 | - | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Change Par Value June 13, 2014 from .00001 to .0001 | - | - | - | 25,419 | -25,419 | - | |
| Common stock issued for cash at $0.0001 per share on June 17, 2014 | - | - | 27,960,000 | 2,796 | | - | 2,796 |
| Stock Subscription paid June 30, 2014 | - | - | - | - | 83,500 | - | 83,500 |
| Net (Loss) for through June 30, 2014 | - | - | - | - | - | -92,956 | -92,956 |
| Balance June 30, 2014 | 60,000 | 60,000 | 310,395,526 | 31,040 | 3,446,721 | (3,631,779) | (94,018) |
| Common stock issued for servcies at .0001 on 7/2/14 | | | 20,000,000 | 2,000 | | | 2,000 |
| Common Stock issued on conversion of debt at .0001 per share on 7/18/14 | | | 27,960,000 | 2,796 | | | 2,796 |
| Common Stock issued on conversion of debt at .0001 per share on 7/24/14 | | | 37,650,000 | 3,765 | | | 3,765 |
| Common Stock issued on conversion of debt at .0001 per share on 8/11/14 | | | 39,000,000 | 3,900 | | | 3,900 |
| Common Stock issued on conversion of debt at .0001 per share on 9/11/14 | | | 39,500,000 | 3,950 | | | 3,950 |
| Common Stock issued on conversion of debt at .0001 per share on 9/25/14 | | | 43,250,000 | 4,325 | | | 4,325 |
| Net Loss through September 30, 2014 | | | | | | -76,208 | -76,208 |
| Balance September 30, 2014 | 60,000 | 60,000 | 517,755,528 | 51,776 | 3,446,721 | (3,707,987) | (149,490) |

## 1. NATURE OF OPERATIONS

Everybody's Phone Company, Inc. ("Everybody's Phone Company", "the Company", "we" or "us") was incorporated in the State of Texas on September 3, 2003.

The Company sells prepaid, unlimited local (dial tone) telephone service to the residential market, primarily in greater Houston. The Company is fully licensed by the Texas Public Utility Commission to resell telephone services throughout the State. Once the Company achieves critical mass in Texas, it plans to expand its prepaid telecommunications product offerings nationwide.

The Company is in the development stage with no significant revenues and a limited operating history.

The Company's shares of common stock are quoted on the OTC Pink Marketplace under the symbol EVPH.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company's year-end is December 31.

*Use of Estimates and Assumptions*

The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

*Development Stage Company*

The Company is a development stage enterprise in accordance with ACS 915 "*Development Stage Entities.*" We have been in the development stage since Inception (September 3, 2003). Among the disclosures required as a development stage company are that its financial statements are identified as those of a development stage company, and that the statements of operations, changes in stockholders' deficit and cash flows disclose activity since the date of its Inception (September 3, 2003) as a development stage company.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

*Fixed Assets*

The Company's fixed assets represent furniture and computer equipment that is has purchased and are being depreciated over their estimated useful lives of 5 - 10 years.

*Financial Instruments*

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. ASC 820-10 *"Fair Value Measurements and Disclosures"* ("ASC 820-10") establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

The carrying values of accounts receivable, prepaid expenses, accounts payable, accruals and convertible notes payable approximate their fair value due to the short-term maturities of these instruments.

*Revenue Recognition*

The Company generates its revenue from the sale of prepaid, unlimited local (dial tone) telephone service. Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "*Revenue Recognition*", when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

*Advertising cost*

Advertising costs were expensed as incurred. Advertising costs of $5,751 and $ 6,933 were incurred in the twelve months ending December 31, 2013 and June 30, 2014, respectively.

*Comprehensive Income (Loss)*

Comprehensive income is defined as all changes in stockholders' equity (deficit), exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries and unrealized gains (losses) on available-for-sale securities. From the Company's Inception (September 3, 2003) to June 30, 2014, there were no differences between its comprehensive loss and net loss.

*Income Taxes*

The Company accounts for income taxes in accordance with ASC 740 "*Income Taxes*" ("ASC 740"). Under ASC 740, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. Under ASC 740, the impact of an uncertain tax position on the income tax return may only be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority.

*Basic and Diluted Net Income (Loss) per Share*

The Company computes net income (loss) per share in accordance with ASC 260, "*Earnings per Share*" which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. During the period Inception (September 3, 2003) to June 30, 2014, there were potentially shares issuable under conversion privileges attached to convertible promissory notes payable. The common share equivalents of these securities have not been included in the calculations of loss per share because such inclusions would have an anti-dilutive effect as the Company has incurred losses in the period Inception (September 3, 2003) to June 30, 2014.

*Business Segments*

The Company believes that its activities during the period Inception (September 3, 2003) to June 30, 2014 comprised a single segment.

*Stock-based Compensation*

The Company accounts for all stock-based payments to employees and non-employees under ASC 718 "Stock Compensation," using the fair value based method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

*Recent Accounting Pronouncements*

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

**3. GOING CONCERN AND LIQUIDITY**

At June 30, 2014, the Company had cash of $67,053, total assets of $135,192, no profitable business activities or other source of income, liabilities of $229,210 and had incurred losses since Inception (September 3, 2003).

The Company anticipates future losses in the development of its business.

The Company's ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and, or, obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. There is no assurance that this series of events will be satisfactorily completed. As a result there is substantial doubt as to our ability to continue as a going concern.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

**4. FIXED ASSETS**

As at December 31, 2013 and June 30, 2014, the balance of fixed assets was as follows:

| | December 31, 2013 | June 30,2014 |
|---|---|---|

| | | | | |
|---|---|---|---|---|
| Furniture | $ | 10,177 | $ | 10,177 |
| Computer equipment | | 3,806 | | 3,806 |
| Accumulated depreciation | | (4,821) | | (5,715) |
| Net book value | $ | 9,162 | $ | 8,268 |

Depreciation expense for the years ended December 31, 2013 and June 30, 2014 was $1,788 and $893, respectively.

**5. INVESTMENT**

In April 2011, the Company, together with three other shareholders in the Company, acquired as an investment a $99,000 mortgage secured a single family home in Florida, valued at approximately $127,000. The Company acquired $52,000 of the total $99,000 mortgage acquired by the four investors as a group. The Company has not received any interest on the mortgage it acquired and has not incurred any expense related to the mortgage. While the mortgage is in default, no provision has been made against the carrying value of the mortgage as it is believed that the mortgage will be repaid in full once the property has been foreclosed on. No legal action has been taken as yet to foreclose on the property pending agreement by all four of the owners of the mortgage.

**6. NOTE PAYABLE**

On February 7, 2013, convertible notes of the Company's with an aggregate amount due of $246,000 were converted into shares of Company common stock at a rate of $0.001 per share or a total of 246,000 shares. As a result, the financial statements for the year ended December 31, 2013, reflect the satisfaction of the notes and the related issuance of the shares.

On June 14, 2014 a non-affiliate lender sold the $50,000 convertible debt obligation of the Company, which is convertible into shares of Company common stock at a conversion price of $0.0001 per share, to another non-affiliate, Beaufort Capital, L.L.C. This debt will be paid to Beaufort Capital, L.L.C. through the conversion of the debt into shares of the Company's common stock from time to time.

On June 27, 2014 the Company received a $75,000 loan from a non-affiliate with a maturity date of June 27, 2015 and an interest rate of 12% per annum. This loan can be repaid in cash or shares of common stock.

**7. COMMITMENTS AND CONTINGENCIES**

*Leases and Long term Contracts*

The Company has not entered into any long term leases, contracts or commitments.

*Legal*

To the best of the Company's knowledge and belief, no legal proceedings are currently pending or threatened.

## 8. SHAREHOLDERS' DEFICIT

***Preferred stock***

The Company is authorized to issue 50,000,000 shares of $1.00 par value preferred stock.

In June 2011, the Company issued 30,000 shares of its preferred stock for cash consideration of $30,000 to the Company's directors.

In March 2013, the Company issued 30,000 shares of its preferred stock for cash consideration of $30,000 to the Company's directors.

As of June 30, 2014, the Company had 60,000 shares of preferred stock issued and outstanding.

***Common Stock***

In January and February of 2013, the Company issued, for cash, 438,000,000 of common stock to an equity capital firm at $0 .0005 per share.

In February 2013, the Company issued, for cash, 3,000,000 shares of common stock for $0.001 per share to an individual investor.

During the year 2013, the Company issued to officers and directors, for services rendered, 347,250,000 shares of common stock at $0.001 per share.

The Company's Board of Directors and majority shareholders voted on June 6, 2013 to have a reverse split of the common stock in the ratio of 1,000 to 1, effective as of July 22, 2013.

**Reverse Stock Split**

In June, 2013; the board of directors and a majority of the shareholders of the Company approved a reverse stock split of its common stock with a ratio of 1,000:1. It was effective on July 22, 2013.

- Shares issued and outstanding as of July 21, 2013: 1,435,526,695
- Shares issued and outstanding as of July 22, 2013: 1,435,527
- Shares issued and outstanding as of September 30, 2013: 145,935,527

As of December 31, 2013, the company had 143,435,526 shares of its common stock issued and outstanding.

During the period ending June 30, 2014, the company issued 30,000,000 shares of its common stock at a price of $ .001 for cash compensation of $ 30,000; 131,000,000 shares of common stock at $ .0001 for services valued at $ 1,310 and 27,960,000 shares of common stock priced at .0001 for the conversion of $ 2,796 to equity.

On June 13, 2014 the par value of the Company's common stock was changed from .00001 to .0001 per share with 15,000,000,000 shares authorized. Each share of common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting. Common stockholders have no preemptive, conversion or other subscription rights. In the event of liquidation, dissolution or winding up of Company, stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

As of June 30, 2014 the company had 310,395,528 shares of its common stock issued and outstanding.

**9. INCOME TAXES**

The Company follows ASC 740 *Income Taxes*". Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry-forwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carry-forward has been recognized, as it is not deemed likely to be realized.

The provision for the Company's federal income tax benefit for the twelve months ending December 31, 2012 and 2011, calculated using the expected federal tax rate of 34%, consisted of the following:

| | | December 31, 2013 | June 30, 2014 |
|---|---|---|---|
| Federal income tax benefit attributed to: | | | |
| Net operating loss | $ | 170,805 | $ 92,956 |
| Valuation | | (170,805) | (92,956) |
| Net benefit | $ | - - | $ |

The cumulative tax effect of significant items comprising our net deferred tax benefit, calculated at the expected federal tax rate of 34%, for the period from Inception (September 3, 2003) through June 30, 2014 is as follows:

| | | Inception (September 3, 2003) to June 30, 2014 |
|---|---|---|
| Deferred tax attributed: | | |
| Net operating loss carryover | $ | 1,234,801 |
| Less: change in valuation allowance | | (1,234,801) |
| Net deferred tax asset | $ | - |

At June 30, 2014 the Company had an unused net operating loss carry-forward approximating $3,631,768 that is available to offset future taxable income; the loss carry-forward will start to expire in 2032.

(Formally known as Everybody's Phone Company)

(A Development-Stage Company)

BALANCE SHEET

| ASSETS | Unaudited Year Ending December 31, 2013 | Unaudited Year Ending December 31, 2012 |
|---|---|---|
| Cash | 5,677 | 10,386 |
| Accounts receivable | - | 160 |
| Prepaid expenses | - | 850 |
| Total Current Assets | 5,677 | 11,396 |
| Property and equipment, net | 9,161 | 10,948 |
| Investments | 52,000 | 52,000 |
| Deposit | 10,557 | 10,817 |
| TOTAL ASSETS | 77,395 | 85,161 |
| **LIABILITIES AND SHAREHOLDERS' DEFICIT** | | |
| LIABILITIES | | |
| Accounts payable and accruals | 25,333 | 7,251 |
| Convertible notes payable - related parties | - | 46,234 |
| Derivative liability on convertible notes payable | - | 280,540 |
| Note payable - short term | 77,583 | 8,243 |
| Total Current Liabilities | 102,916 | 342,268 |
| Long Term Liabilities | | |
| Note payable - long term | 63,146 | 37,991 |
| TOTAL LIABILITIES | 166,162 | 380,259 |
| Commitments and Contingencies | | |
| STOCKHOLDERS' DEFICIT | | |
| Preferred stock, $1.00 par value; 50,000,000 shares authorized; 60,000 shares issued and outstanding as of June 30, 2014 and December 30, 2013 and 30,000 as of December 30, 2012 | 60,000 | 30,000 |
| Common stock | 143,436** | 751,527*** |

See notes at bottom of page

| | | |
|---|---|---|
| Additional paid in capital | 3,246,719 | 2,291,392 |
| Deficit accumulated during the development stage | (3,538,822) | (3,368,017) |
| TOTAL STOCKHOLDERS' DEFICIT | (88,667) | (295,098) |
| **TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT** | 77,395 | 85,161 |

** common stock .001 par value 500,000,000 shares authorized, 143,535,528 shares issued and outstanding as of December 31,2 2013 and on July 22, 2013 a reverse stock split 1,000:1 became effective

*** common stock .001 par value 10,000,000,000 shares authorized 751,526,695 shares issued and outstanding as of December 31, 2012

**SW INNOVATIVE HOLDINGS, INC.**
**(Formally known as Everybody's Phone Company)**
**(A Development-Stage Company)**
**STATEMENTS OF OPERATIONS**

| | Unaudited Year Ended December 31, 2013 | Unaudited Year Ended December 31, 2012 |
|---|---|---|
| Revenue | 39,256 | 3,087 |
| Cost of services sold | 26,255 | 3,798 |
| Gross profit (loss) | 13,001 | (711) |
| Operating expenses: | | |
| Payroll expense | 112,480 | 147,916 |
| Professional fees | 173,242 | 130,447 |
| Rent | 17,209 | 16,254 |
| Advertising | 5,751 | 14,314 |
| Investor relations | - | - |
| Telephone | 3,115 | 3,409 |
| Depreciation | 1,787 | 1,788 |
| Taxes | 272 | - |
| Miscellaneous | 5,062 | 3,807 |
| Bank charges | 241 | 211 |
| Dues and subscriptions | - | 99 |
| Postage | 3,143 | 417 |
| Printing | 12 | 502 |
| Repairs | - | 463 |
| Auto expense | 3,800 | 3,070 |
| Travel | 1,112 | 2,679 |
| Office | 1,634 | 1,462 |
| Total operating expenses | 328,861 | 326,838 |
| Operating loss | (315,860) | (327,549) |
| Interest and other income (expense) | 47,761 | |
| Interest expense | (1,818) | (12,105) |
| Amortization of debt discount | - | (263,547) |
| Gain (loss) on fair value of derivative | 99,112 | 117,064 |

| | | |
|---|---|---|
| Gain (loss) on sale of investment | - | - |
| Total Interest and other income (expense) | 145,055 | (158,588) |
| Loss before income taxes | (170,805) | (486,137) |
| Income taxes | - | - |
| Net loss | (170,805) | (486,137) |

## EVERYBODY'S TELEPHONE COMPANY, INC.

## (Formally known as Everybody's Phone Company)

## (A Development-Stage Company)

## STATEMENTS OF CASH FLOWS

| | Unaudited Year ended December 31, 2013 | Unaudited Year ended December 31, 2012 |
|---|---|---|
| **Cash flows generated by (used in) operating activities:** | | |
| Net loss | -170,805 | ($486,137) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 1787 | 1,788 |
| Common stock issued for services | 80,923 | 164,666 |
| Amortization of debt discount | 187,328 | 263,547 |
| Gain(loss) on derivative liability | -280,540 | -117,064 |
| Gain on sale of Investment | - | - |
| Changes in operating assets and liabilities: | | |
| (Increase) in accounts receivable | 160 | -160 |
| (Increase) in prepaid expenses | 850 | -850 |
| (Increase) in deposits | 259 | -817 |
| Increase (decrease) in accounts payable and accruals | 81,229 | 4,219 |
| Cash flows used in operating activities | -98,809 | -170,808 |
| **Cash flows generated by (used in) investing activities:** | | |
| Purchase of equipment | 0 | - |
| Purchase of investments | 0 | - |
| Proceeds from sale of investments | 0 | - |
| Cash flows used in investing activities: | 0 | - |
| **Cash flows generated by (used in) financing activities:** | | |
| Advances under notes payable | - | 42,732 |
| Repayments of notes payable | -2,150 | -44,052 |
| Common stock issued for cash | 66,250 | 178,125 |
| Preferred stock issued for cash | 30,000 | - |
| Cash flows generated by financing activities: | 94,100 | 176,805 |
| Net change in cash and cash equivalents | -4,709 | 5,997 |
| Cash and cash equivalents, beginning of period | 10,386 | $4,389 |
| Cash and cash equivalents, end of period | 5,677 | $10,386 |

# SW INNOVATIVE HOLDINGS; INC.

## (Formally Known as Everybody's Phone Company)

## (A Development-Stage Company)

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY ( DEFICIT)

## FOR THE PERIOD FROM DECEMBER 31, 2011 TO December 31, 2013

| | Preferred Stock | | Common Stock | | Additional Paid In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| **Balance at December 31, 2011 carried forward** | 30,000 | 30,000 | 261,291,465 | 261,291 | 2,389,067 | -2,881,880 | -201,522 |
| Common stock issued for cash at $0.0016 per share on January 26, 2012 | - | - | 12,200,000 | 12,200 | 7,800 | - | 20,000 |
| Common stock issued for services at $0.001 per share on January 27, 2012 | - | - | 36,000,000 | 36,000 | - | - | 36,000 |
| Common stock issued on conversion of debt at $0.0023 per share on January 30, 2012 | - | - | 5,769,230 | 5,769 | 7,918 | - | 13,687 |
| Common stock issued on conversion of debt at $0.001 per share on February 17, 2012 | - | - | 4,000,000 | 4,000 | - | - | 4,000 |
| Common stock issued on conversion of debt at $0.003 per share on March 2, 2012 | - | - | 10,000,000 | 10,000 | 22,083 | - | 32,083 |
| Common stock issued for cash at $0.0035 per share on March 15, 2012 | - | - | 10,000,000 | 10,000 | 25,000 | - | 35,000 |
| Common stock issued for services at $0.001 per share on March 18, 2012 | - | - | 12,500,000 | 12,500 | - | - | 12,500 |
| Common stock issued for cash at $0.0012 per share on May 21, 2012 | - | - | 12,500,000 | 12,500 | 2,500 | - | 15,000 |
| Common stock issued for cash at $0.0009 per share on June 15, 2012 | - | - | 25,000,000 | 25,000 | -2,500 | - | 22,500 |
| Common stock issued for cash at $0.00064 per share on July 16, 2012 | - | - | 23,100,000 | 23,100 | -8,100 | - | 15,000 |
| Common stock issued for services at $0.001 per share on July 19, 2012 | - | - | 62,000,000 | 62,000 | 25,000 | - | 87,000 |
| Common stock issued for cash at $0.0005 per share on September 11, 2012 | - | - | 50,000,000 | 50,000 | -25,000 | - | 25,000 |
| Common stock issued for services at $0.001 per share on October 1, 2012 | - | - | 29,166,000 | 29,166 | - | - | 29,166 |
| Common stock issued for cash at $0.0027 per share on October 22, 2012 | - | - | 55,000,000 | 55,000 | -40,000 | - | 15,000 |
| Common stock issued for cash at $0.0028 per share on November 11, 2012 | - | - | 75,000,000 | 75,000 | -54,375 | - | 20,625 |
| Common stock issued for cash at $0.0026 per share on December 14, 2012 | - | - | 68,000,000 | 68,000 | -58,000 | - | 10,000 |
| Net (Loss) for the years ended December 31, 2012 | - | - | - | - | - | -486,137 | -486,137 |
| **Balance at December 31, 2012** | 30,000 | $30,000 | 751,526,695 | $751,527 | $2,291,392 | ($3,368,017) | ($295,098) |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Common stock issued for cash at $0.000133 per share on January 11, 2013 | - | - | 75,000,000 | 75,000 | -65,000 | | 10,000 |
| Common stock issued for cash at $0.000073 per share on February 6, 2013 | - | - | 106,000,000 | 106,000 | -98,250 | | 7,750 |
| Common stock issued for services at $0.001 per share on February 7, 2013 | - | - | 246,000,000 | 246,000 | | | 246,000 |
| Common stock issued for cash at $0.000051 per share on February 14, 2013 | - | - | 117,000,000 | 117,000 | -111,000 | | 6,000 |
| Common stock issued for cash at $0.000064 per share on February 21, 2013 | - | - | 140,000,000 | 140,000 | -131,000 | | 9,000 |
| Preferred stock issued for cash at $1.00 per share on March 31, 2013 | 30,000 | 30,000 | | | | | |
| Reverse stock split 1,000:1 July 22, 2013 | - | - | 1,435,526 | -1,434,090 | 1,434,090 | | |
| Common stock issued for services at $0.001 per share on August 26, 2013 | - | - | 30,000,000 | 30,000 | | | 30,000 |
| Common stock issued for services at $0.001 per share on September 10, 2013 | - | - | 72,000,000 | 72,000 | | | 72,000 |
| Common stock Subscription issued at $0.001 per share on September 23, 2013 | - | - | 40,000,000 | 40,000 | -40,000 | | |
| Treasury Stock | - | - | - | - | -27,100 | | 27,100 |
| Net (Loss) for the years ended December 31, 2013 | - | - | - | - | | -170,805 | -170,805 |
| **Balance at December 31, 2013** | 60,000 | 60,000 | 143,435,526 | 143,436 | 3,246,719 | (3,538,822) | (886,679) |

## 1. NATURE OF OPERATIONS

Everybody's Phone Company, Inc. ("Everybody's Phone Company", "the Company", "we" or "us") was incorporated in the State of Texas on September 3, 2003.

The Company sells prepaid, unlimited local (dial tone) telephone service to the residential market, primarily in greater Houston. The Company is fully licensed by the Texas Public Utility Commission to resell telephone services throughout the State. Once the Company achieves critical mass in Texas, it plans to expand its prepaid telecommunications product offerings nationwide.

The Company is in the development stage with no significant revenues and a limited operating history.

The Company's shares of common stock are quoted on the OTC Pink Marketplace under the symbol EVPH.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company's year-end is December 31.

*Use of Estimates and Assumptions*

The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

*Development Stage Company*

The Company is a development stage enterprise in accordance with ACS 915 "*Development Stage Entities.*" We have been in the development stage since Inception (September 3, 2003). Among the disclosures required as a development stage company are that its financial statements are identified as those of a development stage company, and that the statements of operations, changes in stockholders' deficit and cash flows disclose activity since the date of its Inception (September 3, 2003) as a development stage company.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

*Fixed Assets*

The Company's fixed assets represent furniture and computer equipment that is has purchased and are being depreciated over their estimated useful lives of 5 - 10 years.

*Financial Instruments*

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. ASC 820-10 *"Fair Value Measurements and Disclosures"* ("ASC 820-10") establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

The carrying values of accounts receivable, prepaid expenses, accounts payable, accruals and convertible notes payable approximate their fair value due to the short-term maturities of these instruments.

*Revenue Recognition*

The Company generates it revenue from the sale of prepaid, unlimited local (dial tone) telephone service. Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "*Revenue Recognition*", when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

*Advertising cost*

Advertising costs were expensed as incurred. Advertising costs of $14,314 and $0 were incurred in the twelve months ending December 31, 2012 and 2011, respectively.

*Comprehensive Income (Loss)*

Comprehensive income is defined as all changes in stockholders' equity (deficit), exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries and unrealized gains (losses) on available-for-sale securities. From the Company's Inception (September 3, 2003) to December 31, 2012, there were no differences between its comprehensive loss and net loss.

*Income Taxes*

The Company accounts for income taxes in accordance with ASC 740 "*Income Taxes*" ("ASC 740"). Under ASC 740, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. Under ASC 740, the impact of an uncertain tax position on the income tax return may only be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. At December 31, 2012 and 2011, a full deferred tax asset valuation allowance has been provided and no deferred tax asset has been recorded.

*Basic and Diluted Net Income (Loss) per Share*

The Company computes net income (loss) per share in accordance with ASC 260, "*Earnings per Share*" which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. During the period Inception (September 3, 2003) to December 31, 2012, there were potentially shares issuable under conversion privileges attached to convertible promissory notes payable. The common share equivalents of these securities have not been included in the calculations of loss per share because such inclusions would have an anti-dilutive effect as the Company has incurred losses in the period Inception (September 3, 2003) to December 31, 2012.

*Business Segments*

The Company believes that its activities during the period Inception (September 3, 2003) to December 31, 2012 comprised a single segment.

*Stock-based Compensation*

The Company accounts for all stock-based payments to employees and non-employees under ASC 718 "Stock Compensation," using the fair value based method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

*Recent Accounting Pronouncements*

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

**3. GOING CONCERN AND LIQUIDITY**

At December 31, 2012, the Company had cash of $10,386, total assets of $85,161, no profitable business activities or other source of income, liabilities of $380,259 and had incurred losses since Inception (September 3, 2003).

The Company anticipates future losses in the development of its business.

In our financial statements for the period Inception (September 3, 2003) to December 31, 2012, the Report of the Independent Registered Public Accounting Firm includes an explanatory paragraph that describes substantial doubt about our ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and, or, obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. There is no assurance that this series of events will be satisfactorily completed.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

**4. FIXED ASSETS**

As at December 31, 2012 and 2011, the balance of fixed assets was as follows:

| | | December 31, 2012 | December 31, 2011 |
|---|---|---|---|
| Furniture | $ | 10,263 | $10,263 |
| Computer equipment | | 3,806 | 3,806 |
| Accumulated depreciation | | (2,921) | (1,333) |
| Net book value | $ | 10,948 | $12,736 |

Depreciation expense for the years ended December 31, 2012 and 2011 was $1,788 and $1,395, respectively.

**5. INVESTMENT**

In April 2011, the Company, together with three other shareholders in the Company, acquired as an investment a $99,000 mortgage secured a single family home in Florida, valued at approximately $127,000. The Company acquired $52,000 of the total $99,000 mortgage acquired by the four investors as a group. The Company has not received any interest on the mortgage it acquired and has not incurred any expense related to the mortgage. While the mortgage is in default, no provision has been made against the carrying value of the mortgage as it is believed that the mortgage will be repaid in full once the property has been foreclosed on. No legal action has been taken as yet to foreclose on the property pending agreement by all four of the owners of the mortgage.

**6. DEPOSIT**

AT&T required a deposit of $10,000 from the Company prior to providing the Company with service. If the Company pays its monthly bills from AT&T according to terms, AT&T will release some, or all, of the deposit paid at a future date. The balance in the account as of December 31, 2012 was $10,817 (2011- $10,000).

**7. CONVERTIBLE NOTES PAYABLE – RELATED PARTIES**

As at December 31, 2012, the Company had convertible notes payable with principal balances of $199,368 (2011 - $252,618) and accrued interest of $34,941 (2011 - $24,996) outstanding to three individuals who were directors and shareholders of the Company. The notes, originally due December 2011 and extended to December 2012, bear interest at 5% and the principal and accrued interest is convertible into common shares at 75% of the average 5 day price per share upon the election of the holder.

As at December 31, 2012, these liabilities are disclosed net of a debt discount of $187,328 (2011 - $263,547) relating to the beneficial conversion terms of these notes.

**8. DERIVATIVE LIABILITY ON CONVERTIBLE NOTES PAYABLE**

Management has evaluated the terms of the conversion features of the convertible notes payable in accordance with ASC Topic No. 815 - 40, *"Derivatives and Hedging - Contracts in Entity's Own Stock"* ("ASC 815") and determined it is indexed to the Company's common stock and that the conversion features meet the definition of a liability and therefore bifurcated the conversion feature and accounted for it as a separate derivative liability.

ASC 815 requires that the Company assess the fair market value of derivative liability at the end of each reporting period and recognize any change in the fair market value as other income or expense item.

The balance of the derivative liability relating to convertible loan notes converted into equity during the period is transferred to additional paid in capital.

At December 31, 2012, we valued the beneficial conversion feature of the convertible debenture using the Black Scholes valuation model with the following assumptions: 1 year to maturity (2011 – 1 year), risk free interest rate of 0.11% (2011 – 0.15%), annualized volatility of 301% (2011 – 306%) and a forecast dividend yield of $0 (2011 - $0).

**9. NOTE PAYABLE**

On June 11, 2012, the Company entered into a promissory note with an unrelated third party for $50,000. The note has a 60 month term, bears interest of 12% and is repayable in monthly installments of $1,112. The balance of the note outstanding at year end at year end was $46,234.

**10. COMMITMENTS AND CONTINGENCIES**

*Leases and Long term Contracts*

The Company has not entered into any long term leases, contracts or commitments.

*Legal*

To the best of the Company's knowledge and belief, no legal proceedings are currently pending or threatened.

**11. SHAREHOLDERS' DEFICIT**

***Preferred stock***

The Company is authorized to issue 50,000,000 shares of $1.00 par value preferred stock. Each share has a voting right that convert into 10,000 of common share votes.

In June 2011, the Company issued 30,000 shares of its preferred stock for cash consideration of $30,000

to the Company's directors.As of both December 31, 2012 and 2011, the Company had 30,000 shares of preferred stock issued and outstanding.

### *Common Stock*

The Company is authorized to issue 10,000,000,000 shares of common stock at a par value of $0.001.

During the year ended December 31, 2011, the Company issued 15,000,000 shares of common stock at prices of between $0.003 and $0.004 per share for cash consideration of $27,000, 90,000,000 shares of common stock at $0.0023 per share for services valued at $207,999 and 103,500,000 shares of common stock at prices of between $0.0013 and $0.0053 per share for the conversion of $814,719 debt to equity.

During the year ended December 31, 2012, the Company issued 330,800,000 shares of common stock at prices of between $0.0005 and $0.0035 per share for cash consideration of $178,125, 139,666,000 shares of common stock at $0.001 per share for services valued at $164,666 and 19,769,230 shares of common stock at prices of between $0.001 and $0.003 per share for the conversion of $49,770 debt to equity.

As of December 31, 2012 and 2011 the Company had 751,526,695 and 261,291,465 shares of its common stock issued and outstanding.

## 12. RELATED PARTY TRANSACTIONS

During the twelve months ended December 31, 2012 and 2011 the Company paid each of its two officers, who were also directors and shareholders, salaries of $47,000 and $42,000, respectively.

## 13. INCOME TAXES

The Company follows ASC 740 *Income Taxes*". Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry-forwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carry-forward has been recognized, as it is not deemed likely to be realized.

The provision for the Company's federal income tax benefit for the twelve months ending December 31, 2012 and 2011, calculated using the expected federal tax rate of 34%, consisted of the following:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Federal income tax benefit attributed to: | | |
| Net operating loss | $ 165,287 | $ 169,623 |

| | | |
|---|---|---|
| Valuation | (165,287) | (169,263) |
| Net benefit | $ - | $ - |

The cumulative tax effect of significant items comprising our net deferred tax benefit, calculated at the expected federal tax rate of 34%, for the period from Inception (September 3, 2003) through December 31, 2012 is as follows:

| | Inception (September 3, 2003) to December 31, 2012 |
|---|---|
| Deferred tax attributed: | |
| Net operating loss carryover | $ 1,145,126 |
| Less: change in valuation allowance | (1,145,126) |
| Net deferred tax asset | $ - |

At December 31, 2012 the Company had an unused net operating loss carry-forward approximating $3,368,017 that is available to offset future taxable income; the loss carry-forward will start to expire in 2032.

**14. SUBSEQUENT EVENTS**

In January and February of 2013, the Company issued, for cash, 438,000,000 of common stock to an equity capital firm at $0 .0005 per share.

In February 2013, the Company issued, for cash, 3,000,000 shares of common stock for $0.001 per share to an individual investor.

In February 2013, the Company issued to officers and directors, for services rendered, 243,000,000 shares of common stock at $0.001 per share.

The Company's Board of Directors and majority shareholders voted on June 6, 2013 to have a reverse split of the common stock in the ratio of 1,000 to 1, effective as of July 22, 2013.

The Company has evaluated subsequent events through the date of the issuance of these audited financial statements and other than as disclosed above, the Company did not have any material recognizable subsequent events.

**COMMON STOCK**

Common Stock:

On June 13, 2014 the par value of the Company's common stock was changed from .00001 to .0001 per share with 15,000,000,000 shares authorized. Each share of common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting. Common stockholders have no preemptive, conversion or other subscription rights. In the event of liquidation, dissolution or winding up of Company, stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

**Preferred Stock:**

Preferred Stock Series "A"
Par or Stated Value: $ 1.00
Total shares authorized: 50,000,000 as of: June 30, 2014
Total shares outstanding: 60,000 as of: June 30, 2014

**Reverse Stock Split**

In June, 2013; the board of directors and a majority of the shareholders of the Company approved a reverse stock split of its common stock with a ratio of 1,000:1. It was effective on July 22, 2013.

- Shares issued and outstanding as of July 21, 2013: 1,435,526,695
- Shares issued and outstanding as of July 22, 2013: 1,435,527
- Shares issued and outstanding as of September 30, 2013: 145,935,527

***Investment:***
*During the 2nd quarter of 2011, the Company invested $52,000 as part of a mortgage purchase agreement. The Company anticipates terminating this arrangement during the 4th quarter 2014.*

***Loans:***
****On June 14, 2014 a non-affiliate lender sold the $50,000 convertible debt obligation of the Company to another non-affiliate, Beaufort Capital, L.L.C. This debt will be paid to Beaufort Capital, L.L.C. through the conversion of the debt into shares of the Company's common stock from time to time.

*****On June 27, 2014 the Company received $75,000 loan from a non-affiliate with a maturity date of June 27, 2015 and an interest rate of 12% per annum. This loan can be repaid in cash or shares of common stock.

See Accompanying Notes to Unaudited Financial Statements

## EXHIBITS

**Exhibits**

| | |
|---|---|
| 2.1 | Restated Certificate of Formation |
| 2.2 | Bylaws |
| 3.1 | Exhibit 2.1 as incorporated herein by reference |
| 4.1 | Found Subscription Agreement |
| 6.1 | Contract with AT&T |
| 6.2 | Contract with Verizon |
| 6.3 | Warrant |
| 6.4 | Loan Agreement Between Issuer and Lana Dienger dated June 8, 2012 |
| 6.5 | Independent Agency Agreement Between Issuer and ACE Cash Express, Inc., dated November 1, 2012. |
| 6.6 | Agreement Between Issuer and Integrative Business Alliance, LLC., dated June 28, 2014 |
| 11.1 | Opinion of Counsel |
| 15.1 | Certificate of Operating Authority from the Texas Public Utility Commission |

**SIGNATURES**

The issuer has duly caused this amendment to offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on the 24th day of November, 2014.

SW INNOVATIVE HOLDINGS, INC.

By:____________________

Norman George
Title: President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____________________

Norman George
Title: President
November 24, 2014

# Restated Certificate of Formation:
# SW Innovative Holdings, Inc.

1. The name of the filing entity is SW Innovative Holdings, Inc. (the "Corporation"). The Corporation is a for-profit corporation. The filing number issued by the Secretary of State is 800241792. The date of formation of the entity is September 2, 2003.

2. Period of the Corporation will be perpetuity.

3. SW Innovative Holdings, Inc. will engage in the lawful business of distributing and selling various telecommunication technology, both wholesale and retail.

4. SW Innovative Holdings, Inc. is authorized to issue 15 billion shares of class "A" common stock at a par value of $.0001 each, and 50,000,000 shares of preferred stock at a par value of $1.00 each, which preferred stock may be issued in classes and series with voting powers, full or limited, or not voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors, without any action by shareholders.

5. The Corporation will not commence business until it has received for the issuance of its shares consideration of value of a stated sum which shall be at least one thousand dollars ($1,000), consisting of money, labor done, or property actually received.

6. The "registered agent" of the Corporation is Steven H. Bethke. The "registered office" is located at 5935 Rutherglenn, Houston, Texan 77096.

7. The Corporation will have three directors.

| | | |
|---|---|---|
| Steven H. Bethke | Norman George | Kim T. Peterson |
| 2211 S. Kirkwood #20 | 2211 S. Kirkwood #20 | 2211 S. Kirkwood #20 |
| Houston, Texas 77077 | Houston, Texas 77077 | Houston, Texas 77077 |

8. The incorporator of <u>SW Innovative Holdings, Inc.</u> is:

   Steven H. Bethke
   2211 S. Kirkwood #20
   Houston, Texas 77077

Exhibit 6.1

at&t WHOLESALE AGREEMENT

## Customer Name: Everybody's Phone Company






Note: This page is not part of the actual signed contract/amendment, but is present for record keeping purposes only.

# Resale Agreement with:

# Everybody's Phone Company

# TABLE OF CONTENTS

## TABLE OF CONTENTS (cont'd)

# GENERAL TERMS AND CONDITIONS

# Table of Contents

**INTERCONNECTION AND/OR RESALE AGREEMENT**
**UNDER SECTIONS 251 AND 252 OF THE TELECOMMUNICATIONS ACT OF 1996**

This Interconnection and/or Resale Agreement under Sections 251 and 252 of the Telecommunications Act of 1996 (the Agreement), by and between one or more of the AT&T Inc. owned ILECs: **BellSouth Telecommunications, Inc., d/b/a AT&T Alabama**, **AT&T Florida**, **AT&T Georgia**, **AT&T Kentucky**, **AT&T Louisiana**, **AT&T Mississippi**, **AT&T North Carolina**, **AT&T South Carolina**, **AT&T Tennessee**; **Illinois Bell Telephone Company d/b/a AT&T Illinois**, **Indiana Bell Telephone Company Incorporated d/b/a AT&T Indiana**, **Michigan Bell Telephone Company d/b/a AT&T Michigan**, **Nevada Bell Telephone Company d/b/a AT&T Nevada**, **The Ohio Bell Telephone Company d/b/a AT&T Ohio**, **Pacific Bell Telephone Company d/b/a AT&T California**, **The Southern New England Telephone Company d/b/a AT&T Connecticut**, **Southwestern Bell Telephone Company d/b/a AT&T Arkansas**, **AT&T Kansas**, **AT&T Missouri**, **AT&T Oklahoma**, **AT&T Texas** and **Wisconsin Bell, Inc. d/b/a AT&T Wisconsin**, (only to the extent that the agent for each such AT&T-owned ILEC executes this Agreement for such AT&T Inc. owned ILEC and only to the extent that such AT&T Inc. owned ILEC provides Telephone Exchange Services as an ILEC in each of the State(s) listed below) and Everybody's Phone Company ("CLEC" also referenced as "Everybody's Phone"), a Texas Chartered Corporation, shall apply to the State of Texas.

**WHEREAS**, CLEC represents that it is, or intends to become, a provider of Telephone Exchange Service to residential and business End Users offered exclusively over its own Telephone Exchange Service facilities or predominantly over its own Telephone Exchange Service facilities in combination with the use of 251(c)(3) Unbundled Network Elements purchased from other entity(ies) and the Resale of Telecommunications Services of other carriers;

**WHEREAS**, the Parties want to Interconnect their networks at mutually agreed upon Points of Interconnection to provide Telephone Exchange Services and Exchange Access to residential and business End Users over their respective Telephone Exchange Service facilities in the state or states which are subject to this Agreement; and

**WHEREAS**, the Parties are entering into this Agreement to set forth the respective obligations of the Parties and the terms and conditions under which the Parties will Interconnect their networks and facilities and provide to each other services as required by the Telecommunications Act of 1996 as specifically set forth herein; and

**WHEREAS**, for purposes of this Agreement, CLEC intends to operate where one or more of the AT&T Inc. entities, hereinafter referred to as, **BellSouth Telecommunications, Inc., d/b/a AT&T Alabama**, **AT&T Florida**, **AT&T Georgia**, **AT&T Kentucky**, **AT&T Louisiana**, **AT&T Mississippi**, **AT&T North Carolina**, **AT&T South Carolina**, **AT&T Tennessee**; **Illinois Bell Telephone Company d/b/a AT&T Illinois**, **Indiana Bell Telephone Company Incorporated d/b/a AT&T Indiana**, **Michigan Bell Telephone Company d/b/a AT&T Michigan**, **Nevada Bell Telephone Company d/b/a AT&T Nevada**, **The Ohio Bell Telephone Company d/b/a AT&T Ohio**, **Pacific Bell Telephone Company d/b/a AT&T California**, **The Southern New England Telephone Company d/b/a AT&T Connecticut**, **Southwestern Bell Telephone Company d/b/a AT&T Arkansas**, **AT&T Kansas**, **AT&T Missouri**, **AT&T Oklahoma**, **AT&T Texas** and **Wisconsin Bell, Inc. d/b/a AT&T Wisconsin**, the incumbent Local Exchange Carrier(s) and CLEC, a Competitive Local Exchange Carrier, has or, prior to the provisioning of any Interconnection, access to 251(c)(3) Unbundled Network Elements, Telecommunications Services or any other functions, facilities, products or services hereunder, will have been granted authority to provide certain local Telephone Exchange Services in the foregoing ILEC Service areas by the appropriate State Commission(s);

**NOW, THEREFORE,** the Parties hereby agree as follows:

## 1.0 Introduction

1.1 This Agreement, if an Interconnection Agreement but not a standalone Resale Agreement, is composed of the foregoing recitals, the General Terms and Conditions (GT&C), set forth below, and certain Attachments, Schedules, Exhibits and Addenda immediately following this GT&C, all of which are hereby incorporated in this Agreement by this reference and constitute a part of this Agreement. If this agreement is a standalone Resale Services Agreement but not an Interconnection Agreement, it is likewise composed of the foregoing recitals, the General Terms and Conditions (GT&C) set forth below (except as provided in the following sentence), and certain Attachments, Schedules, Exhibits and Addenda immediately following this GT&C, all of which are hereby incorporated in this Agreement by this reference and constitute a part of this Agreement, except for the following Attachments, which are inapplicable to and do not apply to a standalone Resale Agreement: Attachment 02 – Network Interconnection; Attachment 08 – Bona Fide Request; and Attachment 14 – xDSL Loops. Specific reference to services other than Resale Services shall not entitle CLEC to order such services without first amending this Agreement to incorporate any and all detailed Attachments providing necessary terms, conditions and prices for such services.

## 2.0 Definitions

2.1 "Act" means the Communications Act of 1934 [47 U.S.C. 153], as amended by the Telecommunications Act of 1996, Public Law 104-104, 110 Stat. 56 (1996) codified throughout 47 U.S.C.

2.2 "Access Compensation" means the compensation paid by one Party to the other Party for the origination/termination of intraLATA and interLATA toll calls to/from its End Users. Access Compensation is in accordance with the LEC's tariffed access rates and as addressed in Attachment 02 - Network Interconnection.

2.3 "Access Service Request (ASR)" means the industry standard form used by the Parties to add, establish, change or disconnect trunks for the purposes of Interconnection.

2.4 "Accessible Letter(s)" means the correspondence used to communicate pertinent information regarding **AT&T-22STATE** to the CLEC community.

2.5 "Affiliate" is As Defined in the Act.

2.6 "Alternate Billing Service (ABS)" or "Alternately Billed Traffic (ABT)", as described in Attachment 10 - ABT, means the service that allows End Users to bill calls to accounts that may not be associated with the originating line. There are three types of ABS/ABT calls: calling card, collect and third number billed calls.

2.7 "Applicable Law" means all laws, statutes, common law, regulations, ordinances, codes, rules, guidelines, orders, permits, tariffs and approvals, including those relating to the environment or health and safety, of any Governmental Authority that apply to the Parties or the subject matter of this Agreement.

2.8 "As Defined in the Act" means as specifically defined by the Act.

2.9 "As Described in the Act" means as described in or required by the Act.

2.10 "AT&T Inc (**AT&T**)" means the holding company which directly or indirectly owns the following ILECs: BellSouth Telecommunications Inc, d/b/a AT&T Alabama, AT&T Florida, AT&T Georgia, AT&T Kentucky, AT&T Louisiana, AT&T Mississippi, AT&T North Carolina, AT&T South Carolina and AT&T Tennessee; Illinois Bell Telephone Company d/b/a AT&T Illinois, Indiana Bell Telephone Company Incorporated d/b/a AT&T Indiana, Michigan Bell Telephone Company d/b/a AT&T Michigan, Nevada Bell Telephone Company d/b/a AT&T Nevada, The Ohio Bell Telephone Company d/b/a AT&T Ohio, Pacific Bell Telephone Company d/b/a AT&T California, The Southern New England Telephone Company d/b/a AT&T Connecticut; Southwestern Bell Telephone Company d/b/a AT&T Arkansas, AT&T Kansas, AT&T Missouri, AT&T Oklahoma and/or AT&T Texas, and/or Wisconsin Bell, Inc. d/b/a AT&T Wisconsin. As used in this Agreement, AT&T refers to the AT&T Inc. ILECs only.

2.11 "**AT&T-22STATE**" means the AT&T-owned ILEC(s) doing business in Alabama, Arkansas, California, Connecticut, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Michigan, Mississippi, Missouri, Nevada, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas and Wisconsin.

2.12 "AT&T-21STATE" means the AT&T-owned ILEC(s) doing business in Alabama, Arkansas, California, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Michigan, Mississippi, Missouri, Nevada, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas and Wisconsin.

2.13 "AT&T-13STATE" means the AT&T-owned ILEC(s) doing business in Arkansas, California, Connecticut, Illinois, Indiana, Kansas, Michigan, Missouri, Nevada, Ohio, Oklahoma, Texas and Wisconsin.

2.14 "AT&T-12STATE" means the AT&T-owned ILEC(s) doing business in Arkansas, California, Illinois, Indiana, Kansas, Michigan, Missouri, Nevada, Ohio, Oklahoma, Texas and Wisconsin.

2.15 "AT&T-10STATE" means the AT&T-owned ILEC(s) doing business in Arkansas, Illinois, Indiana, Kansas, Michigan, Missouri, Ohio, Oklahoma, Texas and Wisconsin.

2.16 "AT&T-8STATE" means the AT&T-owned ILEC(s) doing business in Arkansas, California, Connecticut, Kansas, Missouri, Nevada, Oklahoma and Texas.

2.17 "AT&T-7STATE" means the AT&T-owned ILEC(s) doing business in Arkansas, California, Kansas, Missouri, Nevada, Oklahoma and Texas.

2.18 "AT&T-4STATE" means the AT&T-owned ILEC(s) doing business in Arkansas, Kansas, Missouri and Oklahoma.

2.19 "AT&T ALABAMA" means the AT&T-owned ILEC doing business in Alabama.

2.20 "AT&T ARKANSAS" means the AT&T-owned ILEC doing business in Arkansas.

2.21 "AT&T CALIFORNIA" means the AT&T-owned ILEC doing business in California.

2.22 "AT&T CONNECTICUT" means the AT&T-owned ILEC doing business in Connecticut.

2.23 "AT&T FLORIDA" means the AT&T-owned ILEC doing business in Florida.

2.24 "AT&T GEORGIA" means the AT&T-owned ILEC doing business in Georgia.

2.25 "AT&T ILLINOIS" means the AT&T-owned ILEC doing business in Illinois.

2.26 "AT&T INDIANA" means the AT&T-owned ILEC doing business in Indiana.

2.27 "AT&T KANSAS" means the AT&T-owned ILEC doing business in Kansas.

2.28 "AT&T KENTUCKY" means the AT&T-owned ILEC doing business in Kentucky.

2.29 "AT&T LOUISIANA" means the AT&T-owned ILEC doing business in Louisiana.

2.30 "AT&T MICHIGAN" means the AT&T-owned ILEC doing business in Michigan.

2.31 "AT&T MIDWEST REGION 5-STATE" means the AT&T-owned ILEC(s) doing business in Illinois, Indiana, Michigan, Ohio and Wisconsin.

2.32 "AT&T MISSISSIPPI" means the AT&T-owned ILEC doing business in Mississippi.

2.33 "AT&T MISSOURI" means the AT&T-owned ILEC doing business in Missouri.

2.34 "AT&T NEVADA" means the AT&T-owned ILEC doing business in Nevada.

2.35 "AT&T NORTH CAROLINA" means the AT&T-owned ILEC doing business in North Carolina.

2.36 "AT&T OHIO" means the AT&T-owned ILEC doing business in Ohio.

2.37 "AT&T OKLAHOMA" means the AT&T-owned ILEC doing business in Oklahoma.

2.38 "AT&T SOUTH CAROLINA" means the AT&T-owned ILEC doing business in South Carolina.

2.39 "AT&T SOUTHEAST REGION 9-STATE" means the AT&T-owned ILECS doing business in Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee.

2.40 "**AT&T SOUTHWEST REGION 5-STATE**" means the AT&T-owned ILEC(s) doing business in Arkansas, Kansas, Missouri, Oklahoma and Texas.

2.41 "**AT&T TENNESSEE**" means the AT&T-owned ILEC doing business in Tennessee.

2.42 "**AT&T TEXAS**" means the AT&T-owned ILEC doing business in Texas.

2.43 "**AT&T WEST REGION 2-STATE**" means the AT&T-owned ILEC(s) doing business in California and Nevada.

2.44 "**AT&T WISCONSIN**" means the AT&T-owned ILEC doing business in Wisconsin.

2.45 "Audited Party" means the Party being audited by the Auditing Party.

2.46 "Auditing Party" means the Party conducting an audit of the Audited Party's books, records, data and other documents.

2.47 "Automated Message Accounting (AMA)" means the structure that is inherent in switch technology that initially records Telecommunication message information. AMA format is contained in the Automated Message Accounting document published by Telcordia (formerly known as Bellcore) as GR-1100-CORE, which defines and amends the industry standard for message recording.

2.48 "Bill Due Date" means thirty (30) calendar days from the bill date.

2.49 "Billed Party" means the recipient Party of a bill rendered from the Billing Party.

2.50 "Billing Party" means the Party rendering a bill.

2.51 "Bona Fide Request (BFR)" means the process described in Attachment 08 – Bona Fide Request (BFR).

2.52 "Business Day" means Monday through Friday, excluding holidays on which the applicable **AT&T-22STATE** ILEC does not provision new retail services and products.

2.53 "Busy Line Verification (BLV)" means a service whereby an End User requests an operator to confirm the busy status of a line.

2.54 "CABS" means the Carrier Access Billing System.

2.55 "Calling Name Delivery Service (CNDS)" means a service that enables a terminating End User to identify the calling Party by a displayed name before a call is answered. The calling Party's name is retrieved from a calling name database and delivered to the End User's premise between the first and second ring for display on compatible End User premises equipment.

2.56 "Cash Deposit" means a cash security deposit in U.S. dollars held by **AT&T-22STATE**.

2.57 "Central Automatic Message Accounting (CAMA) Trunk" means a trunk that uses Multi-Frequency (MF) signaling to transmit calls from CLEC's switch to an **AT&T-22STATE** E911 Selective Router.

2.58 "Centralized Message Distribution System (CMDS)" means the industry-wide data collection system, which handles the daily exchange of message details between CMDS participating telephone companies (also known as CMDS Direct Participants). **AT&T-22STATE** is a CMDS Direct Participant.

2.59 "Central Office Switch (CO)" means the switching entity within the public switched Telecommunications network, including but not limited to:

2.59.1 "End Office Switch" or "End Office" means the switching machine that directly terminates traffic to and receives traffic from purchasers of local Exchange Services. An End Office Switch does not include a PBX.

2.59.2 "Tandem Office Switch" or "Tandem(s)" are used to connect and switch trunk circuits between and among other Central Office Switches. A Tandem Switch does not include a PBX.

2.60 "Charge Number" means the CCS signaling parameter that refers to the number transmitted through the network identifying the billing number of the calling Party.

2.61 "Claim" means any pending or threatened claim, action, proceeding or suit.

2.62 "Commercial Mobile Radio Service(s) (CMRS)" is As Defined in the Act and FCC rules.

2.63 "Commission" means the applicable State agency with regulatory authority over Telecommunications. The following is a list of the appropriate State agencies:

2.63.1 the Alabama Public Service Commission (APSC);

2.63.2 the Arkansas Public Service Commission (AR-PSC);

2.63.3 the Public Utilities Commission of the State of California (CA-PUC);

2.63.4 the Connecticut Department of Public Utility Control (DPUC);

2.63.5 the Florida Public Service Commission (FPSC);

2.63.6 the Georgia Public Service Commission (GPSC);

2.63.7 the Illinois Commerce Commission (IL-CC);

2.63.8 the Indiana Utility Regulatory Commission (IN-URC);

2.63.9 the Kansas Corporation Commission (KS-CC);

2.63.10 the Kentucky Public Service Commission (KPSC);

2.63.11 the Louisiana Public Service Commission (LPSC);

2.63.12 the Michigan Public Service Commission (MI-PSC);

2.63.13 the Mississippi Public Service Commission (MPSC);

2.63.14 the Missouri Public Service Commission (MO-PSC);

2.63.15 the Public Utilities Commission of Nevada (NV-PUC);

2.63.16 the North Carolina Utilities Commission (NCUC);

2.63.17 the Public Utilities Commission of Ohio (PUC-OH);

2.63.18 the Oklahoma Corporation Commission (OK-CC);

2.63.19 the Public Service Commission of South Carolina (PSCSC);

2.63.20 the Tennessee Regulatory Authority (TRA);

2.63.21 the Public Utility Commission of Texas (PUC-TX); and

2.63.22 the Public Service Commission of Wisconsin (PSC-WI).

2.64 "Common Channel Signaling (CCS)" means an out-of-band, packet-switched, signaling network used to transport supervision signals, control signals, and data messages. It is a special network, fully separate from the transmission path of the public switched network. Unless otherwise agreed by the Parties, the CCS protocol used by the Parties shall be SS7.

2.65 "Common Language Location Identifier (CLLI)" means the codes that provide a unique 11-character representation of a network interconnection point. The first 8 characters identify the city, state and building location, while the last three (3) characters identify the network component.

2.66 "Competitive Local Exchange Carrier (CLEC)" means a telephone company certificated by the Commission to provide local Exchange Service within **AT&T-22STATE**'s franchised area.

2.67 "Customer Usage Data" means the Telecommunications Services usage data of CLEC End User measured in minutes, sub-minute increments, message units, or otherwise, that is recorded by **AT&T-22STATE** and forwarded to CLEC.

2.68 "Customer Name and Address Information (CNA)" means the name, service address and telephone numbers of a Party's End Users for a particular Exchange Area. CNA includes non-published listings, coin telephone information and published listings.

2.69 "Daily Usage File" or "DUF" or "Usage Extract" means a service which provides End User usage call records as described in Attachment 11 - Daily Usage File.

2.70 "Delaying Event" means any failure of a Party to perform any of its obligations set forth in this Agreement, caused in whole or in part by:

2.70.1 the failure of the other Party to perform any of its obligations set forth in this Agreement, including but not limited to a Party's failure to provide the other Party with accurate and complete Service Orders;

2.70.2 any delay, act or failure to act by the other Party or its End User, agent or subcontractor; or

2.70.3 any Force Majeure Event.

2.71 "Dialing Parity" means As Defined in the Act. As used in this Agreement, Dialing Parity refers to both Local Dialing Parity and Toll Dialing Parity.

2.72 "Digital Signal Level" means one of several transmission rates in the time division multiplex hierarchy.

2.73 "Digital Signal Level 0 (DS-0)" means the lowest-level signal in the time division multiplex digital hierarchy, and represents a voice-grade channel operating at either the 56 Kbps or 64 Kbps transmission bit rates. There are 24 DS-0 channels in a DS-1.

2.74 "Digital Signal Level 1 (DS-1)" means the 1.544 Mbps first level signal in the time division multiplex hierarchy.

2.75 "Digital Signal Level 3 (DS-3)" means the 44.736 Mbps third level signal in the time division multiplex hierarchy.

2.76 "Digital Subscriber Line (DSL)" means as defined in Attachment 14 - xDSL Loops.

2.77 "Discontinuance Notice" means the written Notice sent by the Billing Party to the other Party that notifies the Non-Paying Party that in order to avoid disruption or disconnection of the Interconnection Services, furnished under this Agreement, the Non-Paying Party must remit all Unpaid Charges to the Billing Party within fifteen (15) calendar days following receipt of the Billing Party's Notice of Unpaid Charges.

2.78 "Disputed Amounts" as used in Section 11.8 below, means the amount that the Disputing Party contends is incorrectly billed.

2.79 "Disputing Party" as used in Section 11.8 below, means the Party to this Agreement that is disputing an amount in a bill rendered by the Billing Party.

2.80 "Electronic File Transfer" means any system or process that utilizes an electronic format and protocol to send or receive data files.

2.81 "End User(s)" means a Third Party residence or business that subscribes to Telecommunications Services provided by any of the Parties at retail. As used herein, the term "End User(s)" does not include any of the Parties to this Agreement with respect to any item or service obtained under this Agreement.

2.82 "Enhanced Service Provider (ESP)" means the provider of enhanced services, as those services are defined in 47 CFR Section 64.702.

2.83 "Exchange Access" means As Defined in the Act.

2.84 "Exchange Area" means an area, defined by the Commission, for which a distinct local rate schedule is in effect.

2.85 "Exchange Message Interface (EMI)" (formerly Exchange Message Record "EMR") means the standard used for exchange of Telecommunications message information among Telecommunications Carriers for billable, non-billable, CABS, sample, settlement and study data. EMI format is contained in Telcordia Practice BR-010-200-010, CRIS Exchange Message Record and the Alliance for Telecommunications Industry Solutions (ATIS) document, ATIS-0406000-xxxx. (xxxx refers to the year of publication)

2.86 "Exchange Service" means Telephone Exchange Service as Defined in the Act.

2.87 "FCC" means the Federal Communications Commission.

2.88 "Feature Group A (FGA)" means calls either originated by, or delivered to, an End User who has purchased switched access FGA service from the interstate or intrastate tariffs of either Party. FGA also includes, but is not limited to, FGA-like services provided by either Party, where calls are originated from and/or delivered to numbers which are assigned to a Rate Center within one LATA but where the Party receiving the call is physically located in a LATA different than the LATA of the Party originating the call.

2.89 "Feature Group D (FGD)" means the access available to all customers, providing trunk side access to a Party's End Office Switches with an associated uniform 101XXXX access code for customer's use in originating and terminating communications.

2.90 "Fiber Meet" means an Interconnection architecture method whereby the Parties physically Interconnect their networks via an optical fiber interface (as opposed to an electrical interface), using a single point-to-point linear chain SONET system.

2.91 "Foreign Exchange (FX)" or "FX-like" Service means a retail service offering which allows FX End Users to obtain Exchange Service from a mandatory local calling area other than the mandatory local calling area where the FX End User is physically located, but within the same LATA as the number that is assigned. FX Service enables particular End Users to avoid what might otherwise be toll calls between the FX End User's physical location and other End Users in the foreign exchange.

2.92 "FX Telephone Numbers" means those telephone numbers with rating and routing point that are different from those of the geographic area in which the End User is physically located. FX Telephone Numbers that deliver second dial tone and the ability for the calling Party to enter access codes and an additional recipient telephone number remain classified as Feature Group A (FGA) calls, and are subject to the originating and terminating carrier's tariffed Switched Exchange Access rates (also known as "Meet Point Billed" compensation).

2.93 "Fraud Monitoring System" means an off-line administration system that monitors suspected occurrences of ABT-related fraud.

2.94 "Governmental Authority" means any federal, state, local, foreign, or international court, government, department, commission, board, bureau, agency, official, or other regulatory, administrative, legislative, or judicial authority with jurisdiction over the subject matter at issue.

2.95 "Incumbent Local Exchange Carrier (ILEC)" is As Defined in the Act.

2.96 "Intellectual Property" means copyrights, patents, trademarks, trade secrets, mask works and all other intellectual property rights.

2.97 "Integrated Digital Loop Carrier" means a subscriber loop carrier system that is twenty-four (24) local Loop transmission paths combined into a 1.544 Mbps digital signal which integrates within the switch at a DS1 level.

2.98 "Integrated Services Digital Network (ISDN)" means a switched network service that provides end-to-end digital connectivity for the simultaneous transmission of voice and data. Basic Rate Interface-ISDN (BRI-ISDN) provides for a digital transmission of two (2) 64 Kbps bearer channels and one (1) 16 Kbps data channel (2B+D).

2.99 "Interconnection" is As Defined in the Act.

2.100 "Interconnection Activation Date" means the date that the construction of the joint facility Interconnection arrangement has been completed, trunk groups have been established, joint trunk testing is completed and trunks have been mutually accepted by the Parties.

2.101 "Interconnection Service(s)" means Interconnection, Resale Services, 251(c)(3) UNEs, Collocation, functions, facilities, products and services offered under this Agreement.

2.102 "Interexchange Carrier (IXC)" means a carrier that provides, directly or indirectly, interLATA or intraLATA Telephone Toll Services.

2.103 "InterLATA" is As Defined in the Act.

2.104 "Intermediate Distribution Frame (IDF)" means a second frame that augments an existing Main Distribution Frame. Lines or outside cables do not terminate on the IDF.

2.105 "Internet Service Provider (ISP)" means an ESP that provides Internet Services, and is defined in paragraph 341 of the FCC's First Report and Order in CC Docket No. 97-158.

2.106 "ISP-Bound Traffic" means Telecommunications traffic, in accordance with the FCC's Order on Remand and Report and Order, In the Matter of Implementation of the Local Compensation Provisions in the Telecommunications Act of 1996, Intercarrier Compensation for ISP-Bound Traffic, FCC 01-131, CC Docket Nos. 96-98, 99-68 (rel. April, 27, 2001) ("FCC ISP Compensation Order"), "ISP-Bound Traffic" shall mean Telecommunications traffic exchanged between CLEC and **AT&T-22STATE** in which the originating End User of one Party and the ISP served by the other Party are:

2.106.1 both physically located in the same ILEC Local Exchange Area as defined by the ILEC's Local (or "General") Exchange Tariff on file with the Commission or regulatory agency; or

2.106.2 both physically located within neighboring ILEC Local Exchange Areas that are within the same common mandatory local calling area. This includes, but it is not limited to, mandatory Extended Area Service (EAS), mandatory Extended Local Calling Service (ELCS) or other types of mandatory expanded local calling scopes.

2.107 "IntraLATA Toll Traffic" means the IntraLATA traffic, regardless of the transport protocol method, between two locations within one LATA where one of the locations lies outside of the mandatory local calling area as defined by the Commission.

2.108 "Jurisdictional Identification Parameter (JIP)" is an existing six (6) digit (NPA-NXX) field in the SS7 message. This field designates the first point of switching.

2.109 "Late Payment Charge" means the charge that is applied when a CLEC fails to remit payment for any charges by the Bill Due Date, or if payment for any portion of the charges is received from CLEC after the Bill Due Date, or if payment for any portion of the charges is received in funds which are not immediately available or received by **AT&T-22STATE** as of the Bill Due Date, or if the CLEC does not submit the Remittance Information.

2.110 "LEC-carried" means the transport of calls or messages on a Carrier's network.

2.111 "Letter of Credit" means the unconditional, irrevocable standby bank letter of credit from a financial institution acceptable to **AT&T-22STATE** naming the AT&T-owned ILEC(s) designated by **AT&T-22STATE** as the beneficiary(ies) thereof and otherwise on the **AT&T-22STATE** Letter of Credit form.

2.112 "Line Information Data Base (LIDB)" means a transaction-oriented database system that functions as a centralized repository for data storage and retrieval. LIDB is accessible through CCS networks. LIDB contains records associated with End User line numbers and special billing numbers.

2.113 "Line Side" means the End Office switch connections that have been programmed to treat the circuit as a local line connected to a terminating station (e.g., an ordinary subscriber's telephone station set, a PBX, answering machine, facsimile machine or computer). Line Side connections offer only those transmission and signal features appropriate for a connection between an End Office and such terminating station.

2.114 "Local Access and Transport Area (LATA)" is As Defined in the Act.

2.115 "Local Exchange Carrier (LEC)" is As Defined in the Act.

2.116 "Local Exchange Routing Guide (LERG)" means the Telcordia Reference document used by Telecommunications Carriers to identify NPA-NXX routing and homing information as well as Network element and equipment designations.

2.117 "Local Interconnection Trunks/Trunk Groups" means the trunks that are used for the termination of Local Exchange Traffic, pursuant to Telcordia Technical Reference GR 317-CORE.

2.118 "Local Number Portability (LNP)" means the ability of users of Telecommunications Services to retain the presence of a previously existing telephone number(s).

2.119 "Location Routing Number (LRN)" means the ten (10) digit number that is assigned to the network switching elements (Central Office–Host and Remotes as required) for the routing of calls in the network. The first six (6) digits of the LRN will be one of the assigned NPA NXX of the switching element. The purpose and functionality of the last four (4) digits of the LRN have not yet been defined but are passed across the network to the terminating switch.

2.120 "Local Service Provider (LSP)" means the LEC that provides retail local Exchange Service to an End User. The LSP may or may not provide any physical network components to support the provision of that End User's service.

2.121 "Local Service Request (LSR)" means the form used to input orders to the Local Service Center (LSC) by CLEC, including, but not limited to orders to add, establish, change or disconnect services.

2.122 "Main Distribution Frame (MDF)" means the termination frame for outside facility and inter-exchange office equipment at the CO.

2.123 "Multiple Exchange Carrier Access Billing" or "MECAB" means the document prepared by the Billing Committee of the OBF, which functions under the auspices of the Carrier Liaison Committee (CLC) of the Alliance for Telecommunications Industry Solutions (ATIS). The MECAB document, published by ATIS as ATIS/OBF-MECAB-Issue 6, February 1998, contains the recommended guidelines for the billing of access services provided to an IXC by two or more LECs, or by one LEC in two or more states within a single LATA.

2.124 "Multiple Exchange Carriers Ordering and Design" or "MECOD" means the Guidelines for Access Services - Industry Support Interface, a document developed by the Ordering/Provisioning Committee of the OBF, which functions under the auspices of the Carrier Liaison Committee of ATIS. The MECOD document, published by ATIS as ATIS/OBF-MECAB-Issue 3, February 1993, establishes methods for processing orders for access service which is to be provided to an IXC by two or more telecommunications providers.

2.125 "Meet-Point Billing (MPB)" means the billing associated with interconnection of facilities between two or more LECs for the routing of traffic to and from an IXC with which one of the LECs does not have a direct connection. In a multi-bill environment, each Party bills the appropriate tariffed rate for its portion of a jointly provided Switched Exchange Access Service.

2.126 "Multiple Bill/Single Tariff" means the billing method used when Switched Exchange Access Services is jointly provided by the Parties. As described in the MECAB document, each Party will render a bill in accordance with its own tariff for that portion of the service it provides. Each Party will bill its own network access service rates.

2.127 "Network Data Mover (NDM)" or "Connect Direct" means the industry standard protocol for transferring information electrically.

2.128 "Non-Paying Party" is the Party that has not made payment by the Bill Due Date of all amounts within the bill rendered by the Billing Party.

2.129 "North American Numbering Plan (NANP)" means the numbering architecture in which every station in the NANP Area is identified by a unique ten (10)-digit address consisting of a three (3)-digit NPA code, a three (3)- digit central office code of the form NXX, and a four (4)-digit line number of the form XXXX.

2.130 "Numbering Plan Area (NPA)," also called area code, means the three (3)-digit code that occupies the A, B, C positions in the ten (10)-digit NANP format that applies throughout the NANP Area. NPAs are of the form NXX, where N represents the digits two (2) through nine (9) and X represents any digit zero (0) through nine (9). In the NANP, NPAs are classified as either geographic or non-geographic: a) Geographic NPAs are NPAs which correspond to discrete geographic areas within the NANP Area: b) Non-geographic NPAs are NPAs that do not correspond to discrete geographic areas, but which are instead assigned for services with attributes, functionalities, or requirements that transcend specific geographic boundaries. The common examples are NPAs in the N00 format, (e.g., 800).

2.131 "Number Portability" is As Defined in the Act.

2.132 "NXX" or "Central Office Code" is the three (3)-digit switch entity indicator that is defined by the fourth (4th) through sixth (6th) digits of a ten (10)-digit telephone number within the NANP. Each NXX Code contains 10,000 station numbers.

2.133 "Operating Company Number (OCN)" means the numeric Company Code assigned by NECA identifying CLEC as a Resale or UNE provider.

2.134 "Operations Support Systems (OSS)" means the suite of functions which permits CLEC to interface to the ILEC for pre-ordering, ordering, provisioning, maintenance/ repair and billing as described in the Attachment 03 – Operations Support Systems (OSS) herein.

2.135 "Ordering and Billing Forum (OBF)" means the forum comprised of local telephone companies and inter-exchange carriers (IXCs), whose responsibility is to create and document Telecommunication industry guidelines and standards.

2.136 "Out of Exchange LEC (OE-LEC)" means a LEC operating within **AT&T-22STATE**'s incumbent local Exchange Area and provides Telecommunications Services utilizing NPA-NXXs identified to reside in a Third Party ILEC's local Exchange Area.

2.137 "Out of Exchange Traffic" is defined as local, transit, or intraLATA traffic to or from a non- **AT&T-22STATE** ILEC Exchange Area.

2.138 "Party" means either CLEC or the AT&T-owned ILEC; use of the term "Party" includes each of the AT&T-owned ILEC(s) that is a Party to this Agreement. "Parties" means both CLEC and the AT&T-owned ILEC.

2.139 "Past Due" means when a CLEC fails to remit payment for any charges by the Bill Due Date, or if payment for any portion of the charges is received from CLEC after the Bill Due Date, or if payment for any portion of the charges is received in funds which are not immediately available to **AT&T-22STATE** as of the Bill Due Date (individually and collectively means Past Due).

2.140 "Person" means an individual or a partnership, an association, a joint venture, a corporation, a business or a trust or other entity organized under Applicable law, an unincorporated organization or any Governmental Authority.

2.141 "Rate Center Area" means the following in each applicable area:

2.141.1 **AT&T MIDWEST REGION 5-STATE**: "Rate Center" means the specific geographic point that has been designated by a given LEC as being associated with a particular NPA-NXX code that has been assigned to the LEC for its provision of Telephone Exchange Service. The Rate Center is the finite geographic point identified by a specific V&H coordinate, which is used by that LEC to measure, for billing purposes, distance sensitive transmission services associated with the specific Rate Center.

2.141.2 **AT&T NEVADA**: "Rate Center" means the designated points, representing Exchanges, (or locations outside Exchange Areas), between which mileage measurements are made for the application of interexchange mileage rates. Rate Centers are defined in NV-PUC tariff A6.2.7.

2.141.3 **AT&T CALIFORNIA**: "Rate Center" means the designated points, representing Exchanges or district area (or locations outside Exchange Areas), between which mileage measurements are made for the application of interexchange and interdistrict mileage rates, as defined by the CA-PUC A2, 2.1.1 Definition of Terms.

2.141.4 **AT&T CONNECTICUT**: "Rate Center" means the specific geographic point and corresponding area that have been identified by a given LEC as being associated with a particular NPA-NXX code that has been assigned to the LEC for its provision of Exchange Services.

2.141.5 **AT&T SOUTHWEST REGION 5-STATE**: "Rate Center" means an uniquely defined geographical location within an Exchange Area (or a location outside the Exchange Area) for which mileage measurements are determined for the application of interstate tariffs.

2.141.6 **AT&T SOUTHEAST REGION 9-STATE**: "Rate Center" means a specific geographic location identified by vertical and horizontal coordinates and is associated with a telephone company's central office switch. These coordinates are used to calculate mileage for interLATA and intraLATA toll billing and intercompany settlement purposes.

2.142 "Rating Point" means the V&H coordinates associated with a particular telephone number for rating purposes.

2.143 "Referral Announcement" means the process by which calls are routed to an announcement that states the new telephone number of an End User.

2.144 "Remittance Information" means the information that must specify the Billing Account Numbers (BANs) paid; invoices paid and the amount to be applied to each BAN and invoice.

2.145 "Resale" or "Resale Services" is As specified in Section 251 (c)(4) of the Act.

2.146 "Routing Point" means the location which a LEC has designated on its own network as the homing or routing point for traffic inbound to Exchange Service provided by the LEC which bears a certain NPA-NXX designation. The Routing Point is employed to calculate mileage measurements for the distance-sensitive transport element charges of Switched Access services. The Routing Point need not be the same as the Rating Point, nor must it be located within the Rate Center area, but must be in the same LATA as the NPA-NXX.

2.147 "Service Start Date" means the date on which services were first supplied under this Agreement.

2.148 "Service Switching Point (SSP)" means the telephone Central Office Switch equipped with a Signaling System 7 (SS7) interface.

2.149 "Serving Wire Center (SWC)" means the Wire Center that serves the area in which the other Party's or a Third Party's Wire Center, aggregation point, point of termination, or point of presence is located

2.150 "Signaling System 7 (SS7)" means a signaling protocol used by the CCS Network.

2.151 "Signal Transfer Point (STP)" performs a packet switching function that routes signaling messages among Service Switching Points (SSP), Service Control Points (SCP), Signaling Points (SP), and other STPs in order to set up calls and to query databases for Advanced Services.

2.152 "Surety Bond" means a bond from a Bond company with a credit rating by AMBEST better than a "B". The bonding company shall be certified to issue bonds in a state in which this Agreement is approved.

2.153 "Switched Access Detail Usage Data" means a category 1101xx record as defined in the EMI Telcordia Practice BR 010-200-010.

2.154 "Switched Exchange Access Service" means the offering of transmission or switching cervices to Telecommunications Carriers for the purpose of the origination or termination of telephone toll service. Switched

Exchange Access Services include: Feature Group A, Feature Group B, Feature Group D, 800/888 access, and 900 access and their successors or similar Switched Exchange Access Services.

2.155 "Synchronous Optical Network (SONET)" means the optical interface standard that allows inter-networking of transmission products from multiple vendors. The base rate is 51.84 Mbps ("OC 1/STS 1") and higher rates are direct multiples of the base rate, up to 13.22 Gbps.

2.156 "Tax" or "Taxes" means any and all federal, state, or local sales, use, excise, gross receipts, transfer, transaction or similar taxes or tax-like fees of whatever nature and however designated, including any charges or other payments, contractual or otherwise, for the use of streets or rights-of-way, whether designated as franchise fees or otherwise, and further including any legally permissible surcharge of or with respect to any of the foregoing, which are imposed or sought to be imposed on or with respect to, or measured by the charges or payments for, any products or services purchased under this Agreement.

2.157 "Telecommunications" is As Defined in the Act.

2.158 "Telecommunications Carrier" is As Defined in the Act.

2.159 "Telecommunications Service" is As Defined in the Act.

2.160 "Telephone Exchange Service" is As Defined in the Act.

2.161 "Telephone Toll Service" is As Defined in the Act.

2.162 "Third Party" is any Person other than a Party.

2.163 "Toll Billing Exception Service (TBE)" means a service that allows End Users to restrict third number billing or collect calls to their lines.

2.164 "Trunk" means a communication line between two switching systems.

2.165 "Trunk-Side" means the Central Office Switch connection that is capable of, and has been programmed to treat the circuit as connecting to another switching entity (for example another Central Office Switch). Trunk-Side connections offer those transmission and signaling features appropriate for the connection of switching entities and cannot be used for the direct connection of ordinary telephone station sets.

2.166 "Unbundled Network Element (UNE)" is a network element that **AT&T-22STATE** is required to provide pursuant to Section 251 (c)(3) of the Act, as determined by lawful and effective FCC rules and associated lawful and effective FCC and judicial orders.

2.167 "Universal Digital Loop Carrier (UDLC)" means the DLC system that has a CO terminal channel bank that is connected to the CO switches on the analog side.

2.168 "Unpaid Charges" means any charges billed to the Non-Paying Party that the Non-Paying Party did not render full payment to the Billing Party by the Bill Due Date, including where funds were not accessible.

2.169 "Wire Center" means the location of one or more local switching systems. It is also a point at which End User's loops within a defined geographic area converge. Such local loops may be served by one (1) or more Central Office Switches within such premises.

## 3.0 Interpretation, Construction and Severability

3.1 Definitions:

3.1.1 For purposes of this Agreement, certain terms have been defined in this Agreement to encompass meanings that may differ from, or be in addition to, the normal connotation of the defined word. Unless the context clearly indicates otherwise, any term defined or used in the singular will include the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation" and/or "but not limited to". The words "will" and "shall" are used interchangeably throughout this Agreement and the use of either connotes a mandatory requirement. The use of one or the other will not mean a different degree of right or obligation for either Party. A defined word intended to convey its special meaning is capitalized when used. Other terms that are capitalized and not defined in this Agreement will have the meaning in the Act, or in the absence of their inclusion in the Act, their customary usage in the Telecommunications industry as of the Effective Date.

3.2 Headings Not Controlling:

3.2.1 The headings and numbering of Sections, Parts, Attachments, Schedules and Exhibits to this Agreement are for convenience only and shall not be construed to define or limit any of the terms herein or affect the meaning or interpretation of this Agreement.

3.2.2 This Agreement incorporates a number of Attachments which, together with their associated Exhibits, Schedules and Addenda, constitute the entire Agreement between the Parties. In order to facilitate use and comprehension of the Agreement, the Attachments have been grouped under broad headings. It is understood that these groupings are for convenience of reference only, and are not intended to limit the applicability that any particular Attachment, Exhibit, Schedule or Addenda may otherwise have.

3.3 Referenced Documents:

3.3.1 Any reference throughout this Agreement to an industry guideline, **AT&T-22STATE**'s technical guideline or referenced **AT&T-22STATE** business rule, guide or other such document containing processes or specifications applicable to the services provided pursuant to this Agreement, shall be construed to refer to only those provisions thereof that are applicable to these services, and shall include any successor or replacement versions thereof, all as they are amended from time to time and all of which are incorporated herein by reference, and may be found at AT&T's CLEC Online website.

3.4 References:

3.4.1 References herein to Sections, Paragraphs, Attachments, Exhibits, Parts and Schedules shall be deemed to be references to Sections, Paragraphs, Attachments and Parts of, and Exhibits, Schedules to this Agreement, unless the context shall otherwise require.

3.5 Tariff References:

3.5.1 References to state tariffs throughout this Agreement shall be to the currently effective tariff for the state or jurisdiction in which the services were provisioned; provided however, where certain **AT&T-22STATE** services or tariff provisions have been or become deregulated or detariffed, any reference in this Agreement to a detariffed or deregulated service or provision of such tariff shall be deemed to refer to the service description, price list or other agreement pursuant to which **AT&T-22STATE** provides such services as a result of detariffing or deregulation.

3.5.2 Wherever the term "customer" is used in connection with **AT&T-22STATE**'s retail tariffs, the term "customer" means the ultimate consumer or the End User of any tariffed service.

3.5.3 **AT&T-21STATE** only:

3.5.3.1 No reference to tariffs in this Agreement shall be interpreted or construed as permitting CLEC to purchase Interconnection Services, under such tariff. Except where expressly permitted elsewhere in this Agreement, notwithstanding the availability of Interconnection Services under tariffs in some **AT&T-21STATE** incumbent ILEC states, CLEC agrees that any purchase of Interconnection Services addressed by this Agreement or required to be offered by **AT&T-21STATE** under Section 251 of the Act, shall be purchased solely pursuant to the terms, condition and rates set forth in this Agreement. To the extent that complete terms, conditions and/or rates for any Interconnection Service are not contained in this Agreement at the time CLEC seeks to order such services, the Parties shall amend this Agreement to include such terms, conditions and rates prior to CLEC submitting such order. The rates for Interconnection Services inadvertently or improperly ordered prior to an agreement of the Parties on terms, conditions and/or rates is addressed in the Pricing Schedule.

3.5.4 **AT&T CONNECTICUT** only:

3.5.4.1 Whenever provisions of this Agreement could be interpreted to conflict with provisions of the Connecticut Access Service Tariff, the Tariff shall apply.

3.6 Conflict in Provisions:

3.6.1 If any definitions, terms or conditions in any given Attachment, Exhibit, Schedule or Addenda differ from those contained in the main body of this Agreement, those definitions, terms or conditions will supersede those contained in the main body of this Agreement, but only in regard to the services or activities listed in that particular Attachment, Exhibit, Schedule or Addenda. In particular, if an Attachment contains a Term length that differs from the Term length in the main body of this Agreement, the Term length of that Attachment will control the length of time that services or activities are to occur under that Attachment, but will not affect the Term length of the remainder of this Agreement.

3.6.2 In **AT&T CONNECTICUT** only, in the event of a conflict between any provision in this Agreement and any provision in the DPUC-ordered tariffs covering the services that are the subject of this Agreement with **AT&T CONNECTICUT**, such DPUC-ordered tariffs will prevail.

3.7 Joint Work Product:

3.7.1 This Agreement is the joint work product of the Parties and has been negotiated by the Parties and their respective counsel and shall be fairly interpreted in accordance with its terms and, in the event of any ambiguities, no inferences shall be drawn against either Party.

3.7.2 If any provision of this Agreement is rejected or held to be illegal, invalid or unenforceable, each Party agrees that such provision shall be enforced to the maximum extent permissible so as to effect the intent of the Parties, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby. If necessary to affect the intent of the Parties, the Parties shall negotiate in good faith to amend this Agreement to replace the unenforceable language with enforceable language that reflects such intent as closely as possible. The Parties negotiated the terms and conditions of this Agreement for Interconnection Services as a total arrangement and it is intended to be non-severable.

3.8 Incorporation by Reference:

3.8.1 All of the rates, terms and conditions ("Provisions") set forth in this Agreement (including any and all Attachments, and/or Schedules hereto) and every Interconnection Service provided hereunder, are subject to all other Provisions contained in this Agreement and all such Provisions are integrally related.

3.9 Non-Voluntary Provisions:

3.9.1 This Agreement incorporates certain rates, terms and conditions that were not voluntarily negotiated and/or agreed to by **AT&T-22STATE**, but instead resulted from determinations made in arbitrations under Section 252 of the Act or from other requirements of regulatory agencies or state law (individually and collectively "Non-Voluntary Arrangement(s)"). If any Non-Voluntary Arrangement is modified as a result of any order or finding by the FCC, the appropriate Commission or a court of competent jurisdiction, the Parties agree to follow the Intervening Law process outlined in Section 23.0 below.

3.9.2 The Parties acknowledge that the Non-Voluntary Arrangements contained in this Agreement shall not be available in any state other than the state that originally imposed/required such Non-Voluntary Arrangement. By way of example only, the Parties acknowledge that the PUC-OH's imposition in Ohio of the Minimum Telephone Service Standards (and all terms and conditions relating thereto) shall not apply in or be "portable to" any State other than Ohio.

3.10 State-Specific Rates, Terms and Conditions:

3.10.1 For ease of administration, this multi-state Agreement contains certain specified rates, terms and conditions which apply only in a designated state ("state-specific terms").

3.10.2 State-specific terms, as the phrase is described in Section 3.10.1 above, have been negotiated (or in the case of Section 3.9.2 above, included in the agreement per state requirement) by the Parties only as to the states where this Agreement has been executed, filed and approved. When the Parties negotiate an agreement for an additional state, neither Party shall be precluded by any language in this Agreement from negotiating state-specific terms for the state in which they are to apply.

3.11 Scope of Obligations:

3.11.1 Notwithstanding anything to the contrary contained herein, **AT&T-22STATE**'s obligations under this Agreement shall apply only to:

3.11.1.1 the specific operating area(s) or portion thereof in which **AT&T-22STATE** is then deemed to be the ILEC under the Act (the "ILEC Territory"), and only to the extent that the CLEC is operating and offering service to End Users identified to be residing in such ILEC Territory; and

3.11.1.2 assets that **AT&T-22STATE** owns or leases and which are used in connection with **AT&T-22STATE**'s provision to CLEC of any Interconnection Services provided or contemplated under this Agreement, the Act or any tariff or ancillary agreement referenced herein (individually and collectively, the "ILEC Assets").

3.11.2 This Agreement sets forth the terms and conditions pursuant to which **AT&T-22STATE** agrees to provide CLEC with access to 251(c)(3) UNEs, Collocation under Section 251(c)(6), Interconnection under Section 251(c)(2) and/or Resale under Section 251(c)(4) in **AT&T-22STATE**'s incumbent local Exchange Areas for the provision of CLEC's Telecommunications Services. The Parties acknowledge and agree that **AT&T-22STATE** is only obligated to make available 251(c)(3) UNEs, Collocation under Section 251(c)(6), Interconnection under Section 251(c)(2) and/or Resale under Section 251(c)(4) to CLEC in **AT&T-22STATE**'s incumbent local Exchange Areas. **AT&T-22STATE** has no obligation to provide such 251(c)(3) UNEs, Collocation, Interconnection and/or Resale, to CLEC for the purposes of CLEC providing and/or extending service outside of **AT&T-22STATE**'s incumbent local Exchange Areas. In addition, **AT&T-22STATE** is not obligated to provision 251(c)(3) UNEs or to provide access to (251(c)(3) UNEs, Collocation under Section 251(c)(6), Interconnection under Section 251(c)(2) and/or Resale under Section 251(c)(4) and is not otherwise bound by any 251(c) obligations in geographic areas other than **AT&T-22STATE**'s incumbent local Exchange Areas. Therefore, the Parties understand and agree that the rates, terms and conditions set forth in this Agreement shall only apply to the Parties and be available to CLEC for provisioning Telecommunication Services within an **AT&T-22STATE** incumbent local Exchange Area(s) in the State in which this Agreement has been approved by the relevant state Commission and is in effect.

3.11.3 Throughout this Agreement, wherever there are references to Unbundled Network Elements that are to be provided by **AT&T-22STATE** under this Agreement, the Parties agree and acknowledge that their intent is for the Agreement to comply with Section 3.11.2 above, and require only the provision of Section 251(c)(3) UNEs.

3.12 Affiliates:

3.12.1 This Agreement, including subsequent amendments, if any, shall bind **AT&T-22STATE**, CLEC and any entity that currently or subsequently is owned or controlled by or under common ownership or control with CLEC. CLEC further agrees that the same or substantially the same terms and conditions shall be incorporated into any separate agreement between **AT&T-22STATE** and any such CLEC Affiliate that continues to operate as a separate entity. This Agreement shall remain effective as to CLEC and any such CLEC Affiliate for the term of this Agreement as stated herein, (subject to any early termination due to default), until either **AT&T-22STATE** or CLEC or any such CLEC Affiliate institutes renegotiation consistent with the provisions of this Agreement for renewal and term. Notwithstanding the foregoing, this Agreement will not supersede a currently effective interconnection agreement between any such CLEC Affiliate and **AT&T-22STATE** until the expiration of such other agreement.

## 4.0 Notice of Changes - Section 251(c)(5)

4.1 Nothing in this Agreement shall limit either Party's ability to upgrade its network through the incorporation of new equipment, new software or otherwise or to otherwise change and/or modify its network including, without limitation, through the retirement and/or replacement of equipment, software or otherwise. Each Party agrees to comply with the Network Disclosure rules adopted by the FCC in CC Docket No. 96-98, Second Report and Order, codified at 47 C.F.R 51.325 through 51.335, as such rules may be amended from time to time (the "Network Disclosure Rules").

## 5.0 Responsibilities of the Parties

5.1 Each Party is individually responsible to provide facilities within its network that are necessary for routing, transporting, measuring, and billing traffic from the other Party's network and for delivering such traffic to the other Party's network in the standard format compatible with **AT&T-22STATE**'s network as referenced in Telcordia BOC Notes on LEC Networks Practice No. SR-TSV-002275, and to terminate the traffic it receives in that standard format to the proper address on its network. The Parties are each solely responsible for participation in and compliance with national network plans, including the National Network Security Plan and the Emergency Preparedness Plan.

5.2 The Parties shall exchange technical descriptions and forecasts of their Interconnection and traffic requirements in sufficient detail necessary to establish the Interconnections required to assure traffic completion to and from all End Users in their respective designated service areas.

5.3 Each Party is solely responsible for all products and services it provides to its End Users and to other Telecommunications Carriers.

5.4 Each Party shall act in good faith in its performance under this Agreement and, in each case in which a Party's consent or agreement is required or requested hereunder, such Party shall not unreasonably withhold or delay such consent or agreement.

## 6.0 Insurance

6.1 At all times during the term of this Agreement, CLEC shall keep and maintain in force at its own expense the following minimum insurance coverage and limits and any additional insurance and/or bonds required by Applicable Law:

6.1.1 With respect to CLEC's performance under this Agreement, and in addition to CLEC's obligation to indemnify, CLEC shall at its sole cost and expense:

6.1.1.1 maintain the insurance coverage and limits required by this Section 6.0 and any additional insurance and/or bonds required by law:

6.1.1.1.1 at all times during the term of this Agreement and until completion of all work associated with this Agreement is completed, whichever is later;

6.1.1.2 require each subcontractor who may perform work under this Agreement or enter upon the work site to maintain coverage, requirements, and limits at least as broad as those listed in this Section 6.0 from the time when the subcontractor begins work, throughout the term of the subcontractor's work; and

6.1.1.3 procure the required insurance from an insurance company eligible to do business in the state or states where work will be performed and having and maintaining a Financial Strength Rating of "A-" or better and a Financial Size Category of "VII" or better, as rated in the A.M. Best Key Rating Guide for Property and Casualty Insurance Companies, except that, in the case of Workers' Compensation insurance, CLEC may procure insurance from the state fund of the state where work is to be performed; and

6.1.1.4 deliver to **AT&T-22STATE** certificates of insurance stating the types of insurance and policy limits. CLEC shall provide or will endeavor to have the issuing insurance company provide at least 30 days advance written notice of cancellation, non-renewal, or reduction in coverage, terms, or limits to **AT&T-22STATE**. CLEC shall deliver such certificates:

6.1.1.4.1 prior to execution of this Agreement and prior to commencement of any Work;

6.1.1.4.2 prior to expiration of any insurance policy required in this Section 6.0.

6.1.2 The Parties agree:

6.1.2.1 the failure of **AT&T-22STATE** to demand such certificate of insurance or failure of **AT&T-22STATE** to identify a deficiency will not be construed as a waiver of CLEC's obligation to maintain the insurance required under this Agreement;

6.1.2.2 that the insurance required under this Agreement does not represent that coverage and limits will necessarily be adequate to protect CLEC, nor be deemed as a limitation on CLEC's liability to **AT&T-22STATE** in this Agreement;

6.1.2.3 CLEC may meet the required insurance coverages and limits with any combination of primary and Umbrella/Excess liability insurance; and

6.1.2.4 CLEC is responsible for any deductible or self-insured retention.

6.2 The insurance coverage required by this Section 6.0 includes:

6.2.1 Workers' Compensation insurance with benefits afforded under the laws of any state in which the work is to be performed and Employers Liability insurance with limits of at least:

6.2.1.1 $500,000 for Bodily Injury – each accident; and

6.2.1.2 $500,000 for Bodily Injury by disease – policy limits; and

6.2.1.3 $500,000 for Bodily Injury by disease – each employee.

6.2.1.4 To the fullest extent allowable by Law, the policy must include a waiver of subrogation in favor of **AT&T-22STATE**, its Affiliates, and their directors, officers and employees.

6.2.2 In states where Workers' Compensation insurance is a monopolistic state-run system, CLEC shall add Stop Gap Employers Liability with limits not less than $500,000 each accident or disease.

6.2.3 Commercial General Liability insurance written on Insurance Services Office (ISO) Form CG 00 01 12 04 or a substitute form providing equivalent coverage, covering liability arising from premises, operations, personal injury, products/completed operations, and liability assumed under an insured contract (including the tort liability of another assumed in a business contract) with limits of at least:

6.2.3.1 $2,000,000 General Aggregate limit; and

6.2.3.2 $1,000,000 each occurrence limit for all bodily injury or property damage incurred in any one (1) occurrence; and

6.2.3.3 $1,000,000 each occurrence limit for Personal Injury and Advertising Injury; and

6.2.3.4 $2,000,000 Products/Completed Operations Aggregate limit; and

6.2.3.5 $1,000,000 each occurrence limit for Products/Completed Operations; and

6.2.3.6 $1,000,000 Damage to Premises Rented to You (Fire Legal Liability).

6.2.4 Commercial General Liability insurance written on Insurance Services Office (ISO) Form CG 00 01 12 04 or a substitute form providing equivalent coverage, covering liability arising from premises, operations, personal injury, products/completed operations, and liability assumed under an insured contract (including the tort liability of another assumed in a business contract) for CLECs who collocate on **AT&T-22STATE**'s premises with limits of at least:

6.2.4.1 $10,000,000 General Aggregate limit; and

6.2.4.2 $5,000,000 each occurrence limit for all bodily injury or property damage incurred in any one (1) occurrence; and

6.2.4.3 $5,000,000 each occurrence limit for Personal Injury and Advertising Injury; and
6.2.4.4 $10,000,000 Products/Completed Operations Aggregate limit; and
6.2.4.5 $5,000,000 each occurrence limit for Products/Completed Operations; and
6.2.4.6 $2,000,000 Damage to Premises Rented to You (Fire Legal Liability).

6.2.5 The Commercial General Liability Insurance policy must:

6.2.5.1 include **AT&T-22STATE**, its Affiliates, and their directors, officers, and employees as Additional Insureds. A Collocated CLEC shall also provide a copy of the Additional Insured endorsement to **AT&T-22STATE**. The Additional Insured endorsement may either be specific to **AT&T-22STATE** or may be "blanket" or "automatic" addressing any person or entity as required by contract. A copy of the Additional Insured endorsement must be provided within sixty (60) calendar days of execution of this Agreement and within sixty (60) calendar days of each Commercial General Liability policy renewal; include a waiver of subrogation in favor of **AT&T-22STATE**, its Affiliates, and their directors, officers and employees; and

6.2.5.2 be primary and non-contributory with respect to any insurance or self-insurance that is maintained by **AT&T-22STATE**.

6.2.6 Automobile Liability insurance with minimum limits of $1,000,000 combined single limit per accident for bodily injury and property damage, extending to all owned, hired, and non-owned vehicles.

6.3 This Section 6.0 is a general statement of insurance requirements and shall be in addition to any specific requirement of insurance referenced elsewhere in this Agreement or a Referenced Instrument.

## 7.0 Assignment or Corporate Name Change

7.1 CLEC may not assign or transfer this Agreement or any rights or obligations hereunder, whether by operation of law or otherwise, to a non-affiliate without the prior written consent of **AT&T-22STATE**. Any attempted assignment or transfer that is not permitted is void *ab initio*.

7.2 CLEC may assign or transfer this Agreement and all rights and obligations hereunder, whether by operation of law or otherwise, to an Affiliate by providing sixty (60) calendar days advance written Notice of such assignment or transfer to **AT&T-22STATE**; provided that such assignment or transfer is not inconsistent with Applicable Law (including the Affiliate's obligation to obtain and maintain proper Commission certification and approvals) or the terms and conditions of this Agreement. Notwithstanding the foregoing, CLEC may not assign or transfer this Agreement, or any rights or obligations hereunder, to an Affiliate if that Affiliate is a Party to a separate interconnection agreement with **AT&T-22STATE** under Sections 251 and 252 of the Act. Any attempted assignment or transfer that is not permitted is void *ab initio*.

7.3 Corporate Name Change and/or change in "d/b/a" only:

7.3.1 Any change in the CLEC's corporate name including a change in the d/b/a, and including a name change due to assignment or transfer of this Agreement wherein only the CLEC name is changing, and which does not include a change to a CLEC OCN/ACNA, constitutes a CLEC Name Change under this Section. For any such CLEC Name Change, CLEC will incur a record order charge for each CLEC CABS BAN. For Resale or any other products not billed in CABS, to the extent a record order is available; a record order charge will apply per End User record. Rates for record orders are contained in the Pricing Schedule.

7.3.2 The Parties agree to amend this Agreement to appropriately reflect any CLEC Name Change including a change in d/b/a.

7.4 Company Code Change:

7.4.1 Any assignment or transfer of this Agreement associated with the transfer or acquisition of "assets" provisioned under this Agreement, where the OCN/ACNA formerly assigned to such "assets" is changing constitutes a "CLEC Company Code Change" under this Section. For the purposes of this Section 7.0, "assets" means any Interconnection, Resale Service, 251(c)(3) UNEs, function, facility, product or service provided under this Agreement. CLEC shall provide AT&T-22STATE with ninety (90) days advance written Notice of any assignment associated with a CLEC Company Code Change and obtain AT&T-22STATE's consent. AT&T-22STATE shall not unreasonably withhold consent to a CLEC Company Code Change; provided, however, AT&T-22STATE's consent to any CLEC Company Code Change is contingent upon payment of any outstanding charges, including Collocation charges, owed under this Agreement and payment of any outstanding charges associated with the "assets" subject to the AT&T Wholesale Customer Merger and Acquisition process. In addition, CLEC acknowledges that CLEC may be required to tender additional assurance of payment to AT&T-22STATE if requested under the terms of this Agreement.

7.4.2 For any CLEC Company Change, CLEC must submit a service order to AT&T-22STATE changing the OCN/ACNA for each End User record or each circuit ID number as applicable. CLEC shall pay the appropriate charges to AT&T-22STATE for each service order submitted to accomplish a Company Code Change. In addition, CLEC shall submit a new OSQ to update any OS/DA Rate Reference information and Branding pursuant to the rates specified in the Pricing Schedule to this Agreement. In addition, CLEC shall pay any and all charges to AT&T-22STATE required for re-stenciling, re-engineering, changing locks and any other work necessary with respect to Collocation, as determined on an individual case basis.

7.5 Assignment of any Interconnection Service:

7.5.1 Any assignment or transfer of any Interconnection Resale Service, 251(c)(3) UNEs, function, facility, product or Service provisioned pursuant to this Agreement without the transfer or the assignment of this Agreement shall be deemed a CLEC to CLEC Mass Migration. The CLEC that is a Party to this Agreement shall provide AT&T-22STATE with ninety (90) calendar days advance written Notice of any CLEC to CLEC Mass Migration. CLEC's written Notice shall include the anticipated effective date of the assignment or transfer. The acquiring CLEC must cure any outstanding charges associated with any Interconnection Service to be transferred. In addition, the acquiring CLEC may be required to tender additional assurance of payment if requested under the terms of the acquiring CLEC's agreement.

7.5.2 Both CLECs involved in any CLEC to CLEC Mass Migration shall comply with all Applicable Law relating thereto, including but not limited to all FCC and state Commission rules relating to notice(s) to End Users. The acquiring CLEC shall be responsible for issuing all service orders required to migrate any Interconnection, Resale Service, 251(c)(3) UNEs, function, facility, product or service provided hereunder. The appropriate service order charge or administration fee (for Interconnection) will apply as specified in the Pricing Schedule to the acquiring CLEC's agreement. The acquiring CLEC shall also submit a new Operator Services Questionnaire (OSQ) to update any OS/DA Rate Reference information and Branding pursuant to the rates specified in the Pricing Schedule to the acquiring CLEC's agreement. In addition, the acquiring CLEC shall pay any and all charges required for re-stenciling, re-engineering, changing locks and any other work necessary with respect to Collocation, as determined on an individual case basis.

7.6 Project Coordination:

7.6.1 AT&T-22STATE will provide project management support to effectuate changes of the types identified in Section 7.5 above.

7.6.2 AT&T-22STATE will provide project management support to minimize any possible service outages during any CLEC to CLEC Mass Migration. Should AT&T-22STATE's most current version of LSOR or ASOR guidelines not support the required order activity, AT&T-22STATE will issue service orders at the manual rate, as specified in the Pricing Schedule to this Agreement, based upon type of service provided, and on the condition that CLEC provides to AT&T-22STATE any and all information AT&T-22STATE reasonably requests to effectuate such changes.

7.7 Referral Announcement

7.7.1 When an End User changes its service provider from **AT&T-22STATE** to CLEC or from CLEC to **AT&T-22STATE** and does not retain its original telephone number, the Party formerly providing service to such End User shall furnish a referral announcement ("Referral Announcement") on the original telephone number that specifies the End User's new telephone number in accordance with any applicable state laws, rules and tariffs.

## 8.0 Effective Date, Term and Termination

8.1 Effective Date:

8.1.1 In **AT&T-22STATE**, with the exception of **AT&T OHIO**, the Effective Date of this Agreement shall be ten (10) calendar days after the Commission approves this Agreement under Section 252(e) of the Act or, absent such Commission approval, the date this Agreement is deemed approved under Section 252(e)(4) of the Act. In **AT&T OHIO**, based on the PUC-OH, the Agreement is Effective upon filing and is deemed approved by operation of law on the 91st day after filing.

8.2 Term:

8.2.1 Unless terminated for breach (including nonpayment), the term of this Agreement shall commence upon the Effective Date of this Agreement and shall expire on May 10, 2012 (the "Initial Term").

8.3 Termination for Nonperformance or Breach:

8.3.1 Notwithstanding any other provision of this Agreement, either Party may terminate this Agreement and the provision of any Interconnection Services provided pursuant to this Agreement, at the sole discretion of the terminating Party, in the event that the other Party fails to perform a material obligation or breaches a material term of this Agreement and the other Party fails to cure such nonperformance or breach within forty-five (45) calendar days after written Notice thereof. If the nonperforming Party fails to cure such nonperformance or breach within the forty-five (45) calendar day period provided for within the original Notice, then the terminating Party will provide a subsequent written Notice of the termination of this Agreement and such termination shall take effect immediately upon delivery of written Notice to the other Party.

8.3.2 If, at any time during the term of this Agreement, **AT&T-22STATE** is unable to contact CLEC pursuant to the Notices provision hereof or any other contact information provided by CLEC under this Agreement, and there are no active services being provisioned under this Agreement, then **AT&T-22STATE** may, at its discretion, terminate this Agreement, without any liability whatsoever, upon sending of notification to CLEC pursuant to the Notices section hereof.

8.4 Termination of Agreement after initial term expiration:

8.4.1 Where CLEC has no End Users or is no longer purchasing any services under this Agreement, CLEC may terminate the Agreement by providing "Notice of Termination" to **AT&T-22STATE** at any time after the initial term of this Agreement. After termination the Parties' liability for termination of this Agreement shall be limited to obligations under the Survival 40.1 below of this GTC.

8.4.2 Where CLEC has End Users and/or is purchasing Interconnection Services under this Agreement and either Party seeks to terminate this Agreement, CLEC shall cooperate in good faith to effect an orderly transition of service under this Agreement. CLEC shall be solely responsible (from a financial, operational and administrative standpoint) to ensure that its End Users are transitioned to a new LEC prior to the expiration or termination date of this Agreement.

8.4.3 If at any time within one hundred and eighty (180) days or any time thereafter of the expiration of the Term, if either Party serves "Notice of Expiration," CLEC shall have ten (10) calendar days to provide **AT&T-22STATE** written confirmation to the Notice of Expiration indicating if CLEC wishes to pursue a successor agreement with **AT&T-22STATE** or terminate its Agreement. CLEC shall identify the action to be taken in each of the applicable state(s). If CLEC wishes to pursue a successor agreement with **AT&T-22STATE**, CLEC shall attach to its written confirmation or Notice of Expiration, a written request to commence negotiations with **AT&T-22STATE** under Sections 251/252 of the Act and identify each of the state(s) to which the successor agreement will apply. Upon receipt of CLEC's Section 252(a)(1) request, the Parties shall commence good faith negotiations for a successor agreement.

8.4.4 If the Parties are in "Active Negotiations" (negotiations within the statutory clock established in the Act under Section 252(b)) or have filed for arbitration with the Commission upon expiration date of the Agreement **AT&T-22STATE** shall continue to offer services to CLEC pursuant to the rates, terms and conditions set forth in this Agreement until a successor agreement becomes effective between the Parties. **AT&T-22STATE**'s obligation to provide services under this Agreement beyond the expiration date conditions upon the Parties adherence to the timeframes established within Section 252(b) of the Act. If CLEC does not adhere to said timeframes or CLEC withdraws its arbitration or seeks an extension of time or continuance of such arbitration with **AT&T-22STATE**'s consent, **AT&T-22STATE** may provide Notice to CLEC that all services provided thereafter shall be pursuant to the rates, terms and conditions set forth in **AT&T-22STATE**'s then current standard interconnection agreement ("Generic") as found on AT&T's CLEC Online website.

8.4.5 Either on or following the expiration date of this Agreement, if the Parties have not entered into a new agreement or are not in Active Negotiations as described in Section 8.4.4 above, then upon written Notice to CLEC by **AT&T-22STATE**, **AT&T-22STATE** may continue to offer services to CLEC pursuant to the rates, terms and conditions set forth in **AT&T-22STATE**'s then current Generic found at the AT&T CLEC Online website. At any time thereafter, the Parties may initiate negotiations for a new agreement by providing a written Notice under Section 252 to the other Party.

## 9.0 End User Fraud

9.1 **AT&T-22STATE** shall not be liable to CLEC for any fraud associated with CLEC's End User account, including 1+ IntraLATA toll, ported numbers, and ABT.

9.2 The Parties agree to cooperate with one another to investigate, minimize, and take corrective action in cases of fraud involving 1+ IntraLATA toll calls, ABT, and ported numbers. The Parties' fraud minimization procedures are to be cost-effective and implemented so as not to unduly burden or harm one Party as compared to the other.

9.3 In cases of suspected fraudulent activity by an End User, at a minimum, the cooperation referenced in Section 9.1 above will include providing to the other Party, upon request, information concerning End Users who terminate services to that Party without paying all outstanding charges. The Party seeking such information is responsible for securing the End User's permission to obtain such information.

9.4 **AT&T-22STATE** will use a Fraud Monitoring System to determine suspected occurrences of ABT-related fraud and will provide notification messages to CLEC on suspected occurrences of ABT-related fraud on CLEC accounts stored in the applicable LIDB.

9.5 CLEC understands that Fraud Monitoring System alerts only identify potential occurrences of fraud. CLEC understands and agrees that it will need to perform its own investigations to determine whether a fraud situation actually exists. CLEC understands and agrees that it will also need to determine what, if any, action CLEC should take as a result of a Fraud Monitoring System alert.

9.6 The Parties will provide contact names and numbers to each other for the exchange of Fraud Monitoring System alert notification.

## 10.0 Assurance of Payment

10.1 Upon request by **AT&T-22STATE**, CLEC will provide **AT&T-22STATE** with the **AT&T-22STATE** Credit Profile form and provide information to **AT&T-22STATE** regarding CLEC's credit and financial condition.

10.2 Assurance of payment may be requested by AT&T-22STATE:

10.2.1 If based on AT&T-22STATE's analysis of the AT&T-22STATE Credit Profile and other relevant information regarding CLEC's credit and financial condition, there is an impairment of the credit, financial health, or credit worthiness of CLEC. Such impairment will be determined from information available from Third Party financial sources; or

10.2.2 CLEC fails to timely pay a bill rendered to CLEC by AT&T-22STATE (except such portion of a bill that is subject to a good faith, bona fide dispute and as to which CLEC has complied with all requirements set forth in Section 12.4 below); and/or

10.2.3 CLEC's gross monthly billing has increased, AT&T-22STATE reserves the right to request additional security (or to require a security deposit if none was previously requested) and/or file a Uniform Commercial Code (UCC-1) security interest in CLEC's "accounts receivables and proceeds"; or

10.2.4 When CLEC admits its inability to pay its debts as such debts become due, has commenced a voluntary case (or has had an involuntary case commenced against it) under the U.S. Bankruptcy Code or any other law relating to insolvency, reorganization, winding-up, composition or adjustment of debts or the like, has made an assignment for the benefit of creditors or is subject to a receivership or similar proceeding.

10.3 If AT&T-22STATE requires CLEC to provide a security deposit, CLEC shall provide such security deposit prior to the inauguration of service or within fifteen (15) calendar days of AT&T-22STATE's request, as applicable. Deposit request notices will be sent to CLEC via certified mail or overnight delivery. Such notice period will start the day after the deposit request notice is rendered by certified mail or overnight delivery. Interest on a cash security deposit shall accrue and be applied or refunded in accordance with the terms in AT&T-22STATE's applicable Tariff.

10.4 Unless otherwise agreed by the Parties, the assurance of payment will consist of:

10.4.1 a Cash Deposit or

10.4.2 a Letter of Credit or

10.4.3 a Surety Bond

10.5 The Cash Deposit, Letter of Credit or Surety Bond must be in an amount up to three (3) months anticipated charges (including, but not limited to, recurring, non-recurring and usage sensitive charges, termination charges and advance payments), as reasonably determined by AT&T-22STATE, for the Interconnection Services, 251(c)(3) UNEs, Collocation or any other functions, facilities, products or services to be furnished by AT&T-22STATE under this Agreement. Estimated billings are calculated based upon the monthly average of the previous six (6) months current billings, if CLEC has received service from AT&T-22STATE during such period at a level comparable to that anticipated to occur over the next six (6) months. If either CLEC or AT&T-22STATE has reason to believe that the level of service to be received during the next six (6) months will be materially higher or lower than received in the previous six (6) months, CLEC and AT&T-22STATE shall agree on a level of estimated billings based on all relevant information.

10.6 To the extent that AT&T-22STATE elects to require a Cash Deposit, the Parties intend that the provision of such Cash Deposit shall constitute the grant of a security interest in the Cash Deposit pursuant to Article 9 of the Uniform Commercial Code in effect in any relevant jurisdiction.

10.7 Interest on a Cash Deposit shall accrue and be applied or refunded in accordance with the terms in the appropriate AT&T-22STATE Tariff. AT&T-22STATE will not pay interest on a Letter of Credit or a Surety Bond.

10.8 AT&T-22STATE may, but is not obligated to, draw on the Letter of Credit or the Cash Deposit, as applicable, upon the occurrence of any one of the following events:

10.8.1 CLEC owes AT&T-22STATE undisputed charges under this Agreement that are more than thirty (30) calendar days past due; or

10.8.2 CLEC admits its inability to pay its debts as such debts become due, has commenced a voluntary case (or has had an involuntary case commenced against it) under the U.S Bankruptcy Code or any other law relating to insolvency, reorganization, winding-up, composition or adjustment of debts or the like, has made an assignment for the benefit of creditors or is subject to a receivership or similar proceeding; or

10.8.3 The expiration or termination of this Agreement.

10.9 If **AT&T-22STATE** draws on the Letter of Credit or Cash Deposit, upon request by **AT&T-22STATE**, CLEC will provide a replacement or supplemental Letter of Credit, Surety Bond or Cash Deposit conforming to the requirements of Section 10.4 above.

10.10 Notwithstanding anything else set forth in this Agreement, if **AT&T-22STATE** makes a request for assurance of payment in accordance with the terms of this Section 10.10 then **AT&T-22STATE** shall have no obligation thereafter to perform under this Agreement until such time as CLEC has furnished **AT&T-22STATE** with the assurance of payment requested; provided, however, that **AT&T-22STATE** will permit CLEC a minimum of fifteen (15) calendar days to respond to a request for assurance of payment before invoking this Section 10.10.

10.11 In the event CLEC fails to provide **AT&T-22STATE** with a suitable form of security deposit or additional security deposit as required herein, defaults on its account(s), or otherwise fails to make any payment or payments required under this Agreement in the manner and within the time required, service to CLEC may be suspended, discontinued or terminated in accordance with the terms of Section 10.0 above. Upon termination of services, **AT&T-22STATE** shall apply any security deposit to CLEC's final bill for its account(s). If CLEC fails to furnish the requested adequate assurance of payment on or before the date set forth in the request, **AT&T-22STATE** may also invoke the provisions set forth in Section 12.0 below.

10.12 A Cash Deposit held by **AT&T-22STATE** shall be returned to CLEC if the following conditions have been met:

10.12.1 Payment was made on bills rendered to CLEC by **AT&T-22STATE** (except such portion of a bill that is subject to a good faith, bona fide dispute and as to which CLEC has complied with all requirements set forth in Section 12.4 below) as of the Bill Due Date for all but one time during the prior twelve month period and all payments were made with checks that were honored and,

10.12.2 There has been no impairment of the established credit and/or financial health from information available from financial sources, including but not limited to Moody's, Standard and Poor's, and the Wall Street Journal. Financial information about CLEC that may be considered includes, but is not limited to, investor warning briefs, rating downgrades, and articles discussing pending credit problems.

10.13 The fact that a Cash Deposit or Letter of Credit is requested by **AT&T-22STATE** shall in no way relieve CLEC from timely compliance with all payment obligations under this Agreement (including, but not limited to, recurring, non-recurring and usage sensitive charges, termination charges and advance payments), nor does it constitute a waiver or modification of the terms of this Agreement pertaining to disconnection or re-entry for non-payment of any amounts required to be paid hereunder.

10.14 At least seven (7) calendar days prior to the expiration of any Letter of Credit provided by CLEC as security under this Agreement, CLEC shall renew such Letter of Credit or provide **AT&T-22STATE** with evidence that CLEC has obtained a suitable replacement for the Letter of Credit. If CLEC fails to comply with the foregoing, **AT&T-22STATE** shall thereafter be authorized to draw down the full amount of such Letter of Credit and utilize the cash proceeds as security for CLEC accounts(s). If CLEC provides a security deposit or additional security deposit in the form of a Surety Bond as required herein, CLEC shall renew the Surety Bond or provide **AT&T-22STATE** with evidence that CLEC has obtained a suitable replacement for the Surety Bond at least seven (7) calendar days prior to the cancellation date of the Surety Bond. If CLEC fails to comply with the foregoing, **AT&T-22STATE** shall thereafter be authorized to take action on the Surety Bond and utilize the cash proceeds as security for CLEC's account(s). If the credit rating of any bonding company that has provided CLEC with a Surety Bond provided as security hereunder has fallen below "B", **AT&T-22STATE** will provide written Notice to CLEC that CLEC must provide a replacement bond or other suitable security within fifteen (15) calendar days of **AT&T-22STATE**'s written Notice. If CLEC fails to comply with the foregoing, AT&T-22STATE shall thereafter be authorized to take action on the Surety Bond and utilize the cash proceeds as security for CLEC's account(s). Notwithstanding anything contained in this Agreement to the contrary, AT&T-22STATE shall be authorized to draw down the full amount of any Letter of Credit or take action on any Surety Bond provided by CLEC as security hereunder if CLEC defaults on its account(s) or otherwise fails to make any payment or payments required under this Agreement in the manner and within the time, as required herein.

## 11.0 Billing and Payment of Charges

11.1 Unless otherwise stated, each Party will render monthly bill(s), remittance in full by the Bill Due Date, to the other for Interconnection Services provided hereunder at the applicable rates set forth in the Pricing Schedule.

11.2 A Late Payment Charge will be assessed for all Past Due payments as provided below, as applicable.

11.2.1 If any portion of the payment is not received by AT&T-22STATE on or before the payment due date as set forth above, or if any portion of the payment is received by AT&T-22STATE in funds that are not immediately available to AT&T-22STATE, then a late payment and/or interest charge shall be due to AT&T-22STATE. The late payment and/or interest charge shall apply to the portion of the payment not received and shall be assessed as set forth in the applicable state tariff, or, if no applicable state tariff exists, as set forth in the Guide Book as published on the AT&T CLEC Online website, or pursuant to the applicable state law as determined by AT&T-22STATE. In addition to any applicable late payment and/or interest charges, CLEC may be charged a fee for all returned checks at the rate set forth in the applicable state tariff, or, if no applicable tariff exists, as set forth in the Guide Book or pursuant to the applicable state law.

11.3 If any charge incurred by AT&T-22STATE under this Agreement is Past Due, the unpaid amounts will accrue interest from the day following the Bill Due Date until paid. The interest rate applied will be the lesser of (i) the rate used to compute the Late Payment Charge contained in the applicable AT&T-22STATE intrastate access services tariff for that state and (ii) the highest rate of interest that may be charged under Applicable Law, compounded daily from the Bill Due Date to and including the date that the payment is actually made and available.

11.4 The Remittance Information to apply payments must accompany the payment. Payment is considered to have been made when the payment and Remittance Information are received by AT&T-22STATE. If the Remittance Information is not received with payment, AT&T-22STATE will be unable to apply amounts paid to CLEC's accounts. In such event, AT&T-22STATE shall hold such funds until the Remittance Information is received. If AT&T-22STATE does not receive the Remittance Information by the Bill due date for any account(s), Late Payment Charges shall apply.

11.5 CLEC shall make all payments to AT&T-22STATE via electronic funds transfers (EFTs) through the Automated Clearing House Association (ACH) to the financial institution designated by AT&T-22STATE. Remittance Information will be communicated together with the funds transfer via the ACH network. CLEC must use the CCD+ or the CTX Standard Entry Class code. CLEC and AT&T-22STATE will abide by the National Automated Clearing House Association (NACHA) Rules and Regulations. Each ACH payment must be received by AT&T-22STATE no later than the Bill Due Date of each bill or Late Payment Charges will apply. AT&T-22STATE is not liable for any delays in receipt of funds or errors in entries caused by CLEC or Third Parties, including CLEC's financial institution. CLEC is responsible for its own banking fees.

11.6 Prior to establishing EFT, CLEC will complete a Customer Information Form for Electronic Payments (ECF11 Form) found on AT&T's CLEC Online website. This form provides AT&T-22STATE with CLEC's set up and contract information for electronic payments. AT&T-22STATE banking information will be provided by AT&T-22STATE Treasury & Remittance Operations on AT&T-22STATE approved forms after the CLEC's completed ECF11 form is received, testing has completed and certification confirmed.

11.7 Processing of payments not made via electronic funds credit transfers through the ACH network may be delayed. CLEC is responsible for any Late Payment Charges resulting from CLEC's failure to use electronic funds credit transfers through the ACH network.

11.8 If any portion of an amount due to the Billing Party under this Agreement is subject to a bona fide dispute between the Parties, the Non-Paying Party must, prior to the Bill Due Date, give written notice to the Billing Party of the Disputed Amounts and include in such written notice the specific details and reasons for disputing each item listed in Section 13.4 below. The Disputing Party should utilize any existing and preferred form or method provided by the Billing Party to communicate disputes to the Billing Party. On or before the Bill Due Date, the Non-Paying Party must pay (i) all undisputed amounts to the Billing Party, and (ii) all Disputed Amounts, other than disputed charges arising from Intercarrier Compensation into an interest bearing escrow account with a Third Party escrow agent mutually agreed upon by the Parties.

11.9 Requirements to Establish Escrow Accounts.

11.9.1 To be acceptable, the Third Party escrow agent must meet all of the following criteria:

11.9.1.1 The financial institution proposed as the Third Party escrow agent must be located within the continental United States;

11.9.1.2 The financial institution proposed as the Third Party escrow agent may not be an Affiliate of either Party; and

11.9.1.3 The financial institution proposed as the Third Party escrow agent must be authorized to handle ACH credit transfers.

11.9.2 In addition to the foregoing requirements for the Third Party escrow agent, the Disputing Party and the financial institution proposed as the Third Party escrow agent must agree in writing furnished to the Billing Party that the escrow account will meet all of the following criteria:

11.9.2.1 The escrow account must be an interest bearing account;

11.9.2.2 all charges associated with opening and maintaining the escrow account will be borne by the Disputing Party;

11.9.2.3 that none of the funds deposited into the escrow account or the interest earned thereon may be used to pay the financial institution's charges for serving as the Third Party escrow agent;

11.9.2.4 all interest earned on deposits to the escrow account will be disbursed to the Parties in the same proportion as the principal; and

11.9.2.5 disbursements from the escrow account will be limited to those:

11.9.2.5.1 authorized in writing by both the Disputing Party and the Billing Party (that is, signature(s) from representative(s) of the Disputing Party only are not sufficient to properly authorize any disbursement); or

11.9.2.5.2 made in accordance with the final, non-appealable order of the arbitrator appointed pursuant to the provisions of Section 13.7 below; or

11.9.2.5.3 made in accordance with the final, non-appealable order of the court that had jurisdiction to enter the arbitrator's award pursuant to Section 13.7 below.

11.10 Disputed Amounts in escrow will be subject to Late Payment Charges as set forth in Section 11.2 above.

11.11 Issues related to Disputed Amounts shall be resolved in accordance with the procedures identified in the Dispute Resolution provisions set forth in Section 13.0 below.

11.12 If the Non-Paying Party disputes any charges and any portion of the dispute is resolved in favor of such Non-Paying Party, the Parties will cooperate to ensure that all of the following actions are completed:

11.12.1 the Billing Party will credit the invoice of the Non-Paying Party for that portion of the Disputed Amounts resolved in favor of the Non-Paying Party, together with any Late Payment Charges assessed with respect thereto no later than the second Bill Due Date after resolution of the dispute;

11.12.2 within ten (10) Business Days after resolution of the dispute, the portion of the escrowed Disputed Amounts resolved in favor of the Non-Paying Party will be released to the Non-Paying Party, together with any interest accrued thereon;

11.12.3 within ten (10) Business Days after resolution of the dispute, the portion of the escrowed Disputed Amounts resolved in favor of the Billing Party will be released to the Billing Party, together with any interest accrued thereon; and

11.12.4 no later than the third Bill Due Date after the resolution of the dispute, the Non-Paying Party will pay the Billing Party the difference between the amount of accrued interest the Billing Party received from the escrow disbursement and the amount of Late Payment Charges the Billing Party is entitled to receive pursuant to Section 11.8 above.

11.13 If the Non-Paying Party disputes any charges and the entire dispute is resolved in favor of the Billing Party, the Parties will cooperate to ensure that all of the actions required by Section 11.12.1 above and Section 11.12.3 above are completed within the times specified therein.

11.14 Failure by the Non-Paying Party to pay any charges determined to be owed to the Billing Party within the time specified in Section 11.12 above shall be grounds for termination of the Interconnection Services provided under this Agreement.

11.15 CLEC will notify **AT&T-22STATE** at least ninety (90) calendar days or three (3) monthly billing cycles prior to any billing changes. At that time a sample of the new invoice will be provided so that **AT&T-22STATE** has time to program for any changes that may impact validation and payment of the invoices. If notification is not received in the specified time frame, then invoices will be held and not subject to any Late Payment Charges, until the appropriate amount of time has passed to allow **AT&T-22STATE** the opportunity to test the new format and make changes deemed necessary.

11.16 If either Party requests one or more additional copies of a bill, the requesting Party will pay the Billing Party a reasonable fee for each additional copy as specified in the Pricing Schedule, unless such copy was requested due to failure in delivery of the original bill or correction(s) to the original bill.

## 12.0 Nonpayment and Procedures for Disconnection

12.1 If a Party is furnished Interconnection Services under the terms of this Agreement in more than one (1) state, Section 12.2 below through Section 12.19 below, inclusive, shall be applied separately for each such state.

12.2 Failure to pay charges shall be grounds for disconnection of Interconnection Services furnished under this Agreement. If a Party fails to pay any charges billed to it under this Agreement, including but not limited to any Late Payment Charges or Unpaid Charges, and any portion of such Unpaid Charges remain unpaid after the Bill Due Date, the Billing Party will send a Discontinuance Notice to such Non-Paying Party. The Non-Paying Party must remit all Unpaid Charges to the Billing Party within fifteen (15) calendar days of the Discontinuance Notice.

12.3 **AT&T-22STATE** will also provide any written notification to any Commission as required by any State Order or Rule.

12.4 If the Non-Paying Party desires to dispute any portion of the Unpaid Charges, the Non-Paying Party must complete all of the following actions not later than fifteen (15) calendar days following receipt of the Billing Party's notice of Unpaid Charges:

12.4.1 notify the Billing Party in writing which portion(s) of the Unpaid Charges it disputes, including the total Disputed Amounts and the specific details listed in Section 13.4 below of this Agreement, together with the reasons for its dispute; and

12.4.2 pay all undisputed Unpaid Charges to the Billing Party; and

12.4.3 pay all Disputed Amounts (other than Disputed Amounts arising from Intercarrier Compensation) into an interest bearing escrow account that complies with the requirements set forth in Section 11.9 above and

12.4.4 furnish written evidence to the Billing Party that the Non-Paying Party has established an interest bearing escrow account that complies with all of the terms set forth in Section 11.9 above and deposited a sum equal to the Disputed Amounts into that account (other than Disputed Amounts arising from Intercarrier

Compensation). Until evidence that the full amount of the Disputed Charges (other than Disputed Amounts arising from Intercarrier Compensation) has been deposited into an escrow account that complies with Section 11.9 above is furnished to the Billing Party, such Unpaid Charges will not be deemed to be "disputed" under Section 13.0 below.

12.5 Issues related to Disputed Amounts shall be resolved in accordance with the procedures identified in the Dispute Resolution provision set forth in Section 13.0 below.

12.6 If the Non-Paying Party fails to:

12.6.1 pay any undisputed Unpaid Charges in response to the Billing Party's Discontinuance Notice as described in Section 12.2 above.

12.6.2 deposit the disputed portion of any Unpaid Charges into an interest bearing escrow account that complies with all of the terms set forth in Section 11.9 above within the time specified in Section 12.2 above,

12.6.3 timely furnish any assurance of payment requested in accordance with Section 10.4 above; or

12.6.4 make a payment in accordance with the terms of any mutually agreed payment arrangement, the Billing Party may, in addition to exercising any other rights or remedies it may have under Applicable Law, provide written demand to the Non-Paying Party for payment of any of the obligations set forth in 12.6.1 above through 12.6.4 within ten (10) Business Days. On the day that the Billing Party provides such written demand to the Non-Paying Party, the Billing Party may also exercise any or all of the following options:

12.6.4.1 suspend acceptance of any application, request or order from the Non-Paying Party for new or additional Interconnection under this Agreement;

12.6.4.2 and/or suspend completion of any pending application, request or order from the Non-Paying Party for new or additional Interconnection Service under this Agreement.

12.7 Where required, a copy of the demand provided to CLEC under Section 12.6 above will also be provided to the Commission at the same time.

12.8 Notwithstanding anything to the contrary in this Agreement, the Billing Party's exercise of any of its options under Section 12.6 above, and Sections 12.6.4.1 above and 12.6.4.2 above:

12.8.1 will not delay or relieve the Non-Paying Party's obligation to pay all charges on each and every invoice on or before the applicable Bill Due Date, and

12.8.2 will exclude any affected application, request, order or service from any otherwise Performance Measure.

12.9 For **AT&T MIDWEST REGION 5-STATE** only, if the Non-Paying Party fails to pay the Billing Party on or before the date specified in the demand provided under Section 12.6 above of this Agreement, the Billing Party may, in addition to exercising any other rights or remedies it may have under Applicable Law:

12.9.1 cancel any pending application, request or order for new or additional Interconnection Services, under this Agreement; and

12.9.2 disconnect any Interconnection Services furnished under this Agreement.

12.9.3 discontinue providing any Interconnection Services furnished under this Agreement.

12.9.3.1 Notwithstanding any inconsistent provisions in this Agreement, discontinuance of service by:

12.9.3.1.1 **AT&T INDIANA** will comply with Indiana Utility Regulatory Commission rule 170 IAC 7-6,

12.10 On the same date that Resale Services to CLEC are disconnected, **AT&T-7STATE** will start to provide service to the CLEC's Resale End Users for a limited transition period. To the extent feasible, these Resale End Users will receive the same services that were provided through CLEC immediately prior to the time of transfer; provided, however, **AT&T-7STATE** reserves the right to toll restrict (both interLATA and intraLATA) such transferred End Users.

12.10.1 Notwithstanding any inconsistent provisions in this Agreement, the provision of services of Resale End Users in **AT&T MISSOURI** will comply with Missouri Public Service Commission Rule 4 CSR 240-32.120.

12.10.2 Notwithstanding any inconsistent provisions in this Agreement, discontinuance of service by **AT&T KANSAS** will comply with Kansas Corporation Commission Order Number 5 (dated March 25, 2002) in Docket 01-GIMT-649-GIT.

12.11 **AT&T-7STATE** will inform the Commission of the names of all Resale End Users affected by this process.

12.12 Any charges for services provided to the Resale End Users by **AT&T-7STATE** as specified in Section 12.16 below will be billed to CLEC.

12.13 The Billing Party has no liability to the Non-Paying Party or its End Users in the event of disconnection of service in compliance with Section 12.17 below thru Section 12.18.1 below **AT&T-7STATE** has no liability to CLEC or CLEC's End Users in the event of disconnection of service to CLEC and the provision of service for a limited transition period for any Resale End Users by **AT&T-7STATE** in connection with such disconnection.

12.14 Additional charges may become applicable under the terms of this Agreement following discontinuance of service.

12.15 Within five (5) calendar days following the disconnection, **AT&T-7STATE** will notify each Resale End User that because of CLEC's failure to pay **AT&T-7STATE**, the End User's local service is now being provided by **AT&T-7STATE**. This notification will also advise each Resale End User that the End User has thirty (30) calendar days from the date of transfer to select a new LSP.

12.16 The Resale End User shall be responsible for any and all charges incurred during the selection period other than those billed to CLEC under Section 12.19 below.

12.17 If any Resale End User provided service by **AT&T-7STATE** under Section12.18 below of this Agreement fails to select a new LSP within thirty (30) calendar days of the transfer **AT&T-7STATE**, may terminate the Resale End User's service.

12.18 Nothing in this Agreement shall be interpreted to obligate to **AT&T-7STATE** continue to provide local service to any Resale End User beyond the thirty (30) calendar day selection period. Nothing herein shall be interpreted to limit any and all disconnection rights **AT&T-7STATE** has with regard to such transferred Resale End Users under Applicable Law; provided, however,

12.18.1 In **AT&T CALIFORNIA** only, following expiration of the selection period and disconnection of such Resale End Users, where facilities permit, **AT&T CALIFORNIA** will furnish the disconnected local residential End Users with "quick dial tone".

12.18.2 In **AT&T CONNECTICUT** only, for nonpayment and procedures for disconnection for **AT&T CONNECTICUT**, see the applicable DPUC ordered tariff.

12.19 Limitation on Back-billing and Credit Claims:

12.19.1 Notwithstanding anything to the contrary in this Agreement, a Party shall be entitled to:

12.19.1.1 Back-bill for or claim credit for any charges for services provided pursuant to this Agreement that are found to be unbilled, under-billed or over-billed, but only when such charges appeared or should have appeared on a bill dated within the twelve (12) months immediately preceding the date on which the Billing Party provided written notice to the Billed Party of the amount of the back-billing or the Billed Party provided written notice to the Billing Party of the claimed credit amount. The Parties agree that the twelve (12) month limitation on back-billing and credit claims set forth in the preceding sentence shall be applied prospectively only after the Effective Date of this Agreement, meaning that the twelve month period for any back-billing or credit claims may only include billing periods that fall entirely after the Effective Date of this Agreement and will not include any portion of any billing period that began prior to the Effective Date of this Agreement. Nothing herein shall prohibit either Party from rendering bills or collecting for any Interconnection Services more than twelve (12) months after the Interconnection Services was provided when the ability or right to charge or the proper charge for the Interconnection Services was the subject of an arbitration or other Commission action, including any appeal of such action. In such cases, the time period for back-billing shall be the longer of (a) the period specified by the commission in the final order allowing or approving such charge or (b) twelve (12) months from the date of the final order allowing or approving such charge or (c) twelve months from the date of approval of any executed amendment to this Agreement required to implement such charge.

12.19.1.2 Back-billing and credit claims, as limited above, will apply to all Interconnection Services purchased under this Agreement, except that Intercarrier Compensation is specifically excluded from this Section 12.0 and is addressed separately in the Attachment – 02 Network Interconnection.

## 13.0 Dispute Resolution

13.1 Finality of Disputes:

13.1.1 Except as otherwise specifically provided for in this Agreement, no claim may be brought for any dispute arising from this Agreement more than twenty-four (24) months from the date the occurrence which gives rise to the dispute is discovered or reasonably should have been discovered with the exercise of due care and attention.

13.1.2 Notwithstanding anything contained in this Agreement to the contrary, a Party shall be entitled to dispute only those charges which appeared on a bill dated within the twelve (12) months immediately preceding the date on which the Billing Party received notice of such Disputed Amounts.

13.2 Alternative to Litigation:

13.2.1 The Parties desire to resolve disputes arising out of this Agreement without litigation. Accordingly, the Parties agree to use the following Dispute Resolution procedures with respect to any controversy or claim arising out of or relating to this Agreement or its breach.

13.3 Commencing Dispute Resolution:

13.3.1 Dispute Resolution shall commence upon one Party's receipt of written Notice of a controversy or claim arising out of or relating to this Agreement or its breach. No Party may pursue any claim unless such written Notice has first been given to the other Party. There are three (3) separate Dispute Resolution methods:

13.3.1.1 Service Center Dispute Resolution
13.3.1.2 Informal Dispute Resolution; and
13.3.1.3 Formal Dispute Resolution, each of which is described below.

13.4 Service Center Dispute Resolution - the following Dispute Resolution procedures will apply with respect to any billing dispute arising out of or relating to the Agreement. Written Notice sent to **AT&T-22STATE** for Disputed Amounts must be made on the "Billing Claims Dispute Form."

13.4.1 If the written Notice given pursuant to Section 13.3 above discloses that the dispute relates to billing, then the procedures set forth in Section 12.4 above shall be used.

13.4.2 For a dispute submitted by the CLEC, the dispute shall first be processed by the appropriate service center for resolution.

13.4.3 In order to resolve a billing dispute, the Disputing Party shall furnish the other Party written Notice of

13.4.3.1 the date of the bill in question,
13.4.3.2 the account number or other identification (CLEC must provide the CBA/ESBA/ASBS or BAN number) of the bill in question,
13.4.3.3 telephone number, circuit ID number or trunk number in question,
13.4.3.4 any USOC (or other descriptive information) information relating to the item questioned,

13.4.3.5 amount billed,
13.4.3.6 amount in question, and
13.4.3.7 the reason that the Disputing Party disputes the billed amount.

13.4.4 When CLEC is the Disputing Party, CLEC must provide evidence to AT&T-22STATE that it has either paid the disputed amount or established an interest bearing escrow account that complies with the requirements set forth in Section 11.9 above of this Agreement and deposited all Unpaid Charges relating to Resale Services and 251(c)(3) UNEs into that escrow account in order for that billing claim to be deemed a "dispute". Failure to provide the information and evidence required by this Section 13.0 not later than twenty-nine (29) calendar days following the Bill Due Date shall constitute CLEC's irrevocable and full waiver of its right to dispute the subject charges

13.4.5 The Parties shall attempt to resolve Disputed Amounts appearing on current billing statements thirty (30) to sixty (60) calendar days from the Bill Due Date (provided the Disputing Party furnishes all requisite information and evidence under Section 13.4 above by the Bill Due Date). If not resolved within thirty (30) calendar days, upon request, the non-Disputing Party will notify the Disputing Party of the status of the dispute and the expected resolution date.

13.4.6 The Parties shall attempt to resolve Disputed Amounts appearing on statements prior to the current billing statement within thirty (30) to ninety (90) calendar days, but resolution may take longer depending on the complexity of the dispute. If not resolved within thirty (30) calendar days from the date Notice of the Disputed Amounts was received (provided that CLEC furnishes all requisite information and evidence under Section 13.4 above, upon request, the non-Disputing Party will notify the Disputing Party of the status of the dispute and the expected resolution date.

13.4.7 If the Disputing Party is not satisfied by the resolution of the billing dispute under this Section 13.4 above, the Disputing Party may notify the Billing Party in writing that it wishes to invoke the Informal Resolution of Disputes afforded pursuant to Section 13.5 below of this Agreement.

13.5 Informal Dispute Resolution:

13.5.1 Upon receipt by one Party of Notice of a dispute by the other Party pursuant to Section 13.3 above or Section 13.4.7 above, each Party will appoint a knowledgeable, responsible representative to meet and negotiate in good faith to resolve any dispute arising under this Agreement. The location, form, frequency, duration, and conclusion of these discussions will be left to the discretion of the representatives. Upon agreement, the representatives may utilize other alternative Dispute Resolution procedures such as mediation to assist in the negotiations. Discussions and the correspondence among the representatives for purposes of settlement are exempt from discovery and production and will not be admissible in the arbitration described below or in any lawsuit without the concurrence of both Parties. Documents identified in or provided with such communications that were not prepared for purposes of the negotiations are not so exempted, and, if otherwise admissible, may be admitted in evidence in the arbitration or lawsuit.

13.6 Formal Dispute Resolution:

13.6.1 If the Parties are unable to resolve the dispute through the informal procedure described in Section 13.5 above, then either Party may invoke the formal Dispute Resolution procedures described in this Section 13.6. Unless agreed among all Parties, formal Dispute Resolution procedures, including arbitration or other procedures as appropriate, may be invoked not earlier than sixty (60) calendar days after receipt of the letter initiating Dispute Resolution under Section 13.3 above.

13.6.2 Claims Subject to Mandatory Arbitration:

13.6.2.1 The following claims, if not settled through informal Dispute Resolution, will be subject to mandatory arbitration pursuant to Section 13.7 below:

13.6.2.2 Each unresolved billing dispute involving one percent (1%) or less of the amounts charged to the Disputing Party under this Agreement in the state in which the dispute arises during the twelve (12) months immediately preceding receipt of the letter initiating Dispute Resolution under Section 13.3 above. If the disputing Party has not been billed for a minimum of twelve (12) months immediately preceding receipt of the letter initiating Dispute Resolution under Section 13.3 above, the Parties will annualize the actual number of months billed.

13.6.3 Claims Subject to Elective Arbitration:

13.6.3.1 Claims will be subject to elective arbitration pursuant to Section 13.7 below, if, and only if, the claim is not settled through informal Dispute Resolution and both Parties agree to arbitration. If both Parties do not agree to arbitration, then either Party may proceed with any remedy available to it pursuant to law, equity or agency mechanism.

13.6.4 Claims Not Subject to Arbitration:

13.6.4.1 If the following claims are not resolved through informal Dispute Resolution, they will not be subject to arbitration and must be resolved through any remedy available to a Party pursuant to law, equity or agency mechanism.

13.6.4.2 Actions seeking a temporary restraining order or an injunction related to the purposes of this Agreement.

13.6.4.3 Actions to compel compliance with the Dispute Resolution process.

13.6.4.4 All claims arising under federal or state statute(s), including antitrust claims.

13.7 Arbitration:

13.7.1 Disputes subject to mandatory or elective arbitration under the provisions of this Agreement will be submitted to a single arbitrator pursuant to the Commercial Arbitration Rules of the American Arbitration Association or pursuant to such other provider of arbitration services or rules as the Parties may agree. The arbitrator shall be knowledgeable of telecommunications issues. Each arbitration will be held in Atlanta, Georgia for **AT&T SOUTHEAST REGION 9-STATE**, Dallas, Texas for **AT&T SOUTHWEST REGION 5-STATE**); Chicago, Illinois for **AT&T MIDWEST REGION 5-STATE**, San Francisco, California for **AT&T CALIFORNIA**; Reno, Nevada for **AT&T NEVADA**; or New Haven, Connecticut for **AT&T CONNECTICUT**, as appropriate, unless the Parties agree otherwise. The arbitration hearing will be requested to commence within sixty (60) calendar days of the demand for arbitration. The arbitrator will control the scheduling so as to process the matter expeditiously. The Parties may submit written briefs upon a schedule determined by the arbitrator. The Parties will request that the arbitrator rule on the dispute by issuing a written opinion within thirty (30) calendar days after the close of hearings. The Federal Arbitration Act, 9 U.S.C. Secs. 1-16, not state law, shall govern the arbitrability of all disputes. Notwithstanding any rule of the AAA Commercial Arbitration Rules to the contrary, the Parties agree that the arbitrator will have no authority to award punitive damages, exemplary damages, Consequential Damages, multiple damages, or any other damages not measured by the prevailing Party's actual damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement. The times specified in this Section 13.0 may be extended or shortened upon mutual agreement of the Parties or by the arbitrator upon a showing of good cause. Each Party will bear its own costs of these procedures, including attorneys' fees. The Parties will equally split the fees of the arbitration and the arbitrator. The arbitrator's award shall be final and binding and may be entered in any court having jurisdiction thereof. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction.

## 14.0 Audits

14.1 Subject to the restrictions set forth in Section 22.0 below and except as may be otherwise expressly provided in this Agreement, the Auditing Party may audit the Audited Party's books, records, data and other documents, as provided herein, once annually, with the audit period commencing not earlier than the Service Start Date for the purpose of evaluating (i) the accuracy of Audited Party's billing and invoicing of the services provided hereunder and (ii) verification of compliance with any provision of this Agreement that affects the accuracy of Auditing Party's billing and invoicing of the services provided to Audited Party hereunder. Notwithstanding the foregoing, an Auditing Party may audit the Audited Party's books, records and documents more than once annually if the previous audit found (i) previously uncorrected net variances or errors in invoices in Audited Party's favor with an aggregate value of at least five percent (5%) of the amounts payable by Auditing Party for audited services provided during the period covered by the audit or (ii) non-compliance by Audited Party with any provision of this Agreement affecting Auditing Party's billing and invoicing of the services provided to Audited Party with an aggregate value of at least five percent (5%) of the amounts payable by Audited Party for audited services provided during the period covered by the audit.

14.2 The Parties also must mutually agree on a written scope of the audit and the billing and invoices to be audited prior to the initiation of the audit.

14.3 The audit shall be limited to the period which is the shorter of (i) the period subsequent to the last day of the period covered by the audit which was last performed (or if no audit has been performed, the service start date and (ii) the twelve (12) month period immediately preceding the date the Audited Party received notice of such requested audit, but in any event not prior to the Service Start Date.

14.4 Such audit shall be conducted by an independent auditor acceptable to both Parties. Auditing Party shall insure that the independent auditor executes a nondisclosure agreement in a form agreed upon by the Parties prior to engaging in any audit work.

14.5 Each audit shall be conducted on the premises of the Audited Party during normal business hours. Audited Party shall cooperate fully in any such audit and shall provide the auditor reasonable access to any and all appropriate Audited Party employees and any books, records and other documents reasonably necessary to assess (i) the accuracy of Audited Party's bills and (ii) Audited Party's compliance with the provisions of this Agreement that affect the accuracy of Auditing Party's billing and invoicing of the services provided to Audited Party hereunder. Except where to do so would defeat the purpose of the audit, the Audited Party may redact from the books, records and other documents provided to the auditor any Audited Party information that reveals the identity of End Users of Audited Party.

14.6 Each Party shall maintain reports, records and data relevant to the billing of any services that are the subject matter of this Agreement for a period of not less than twenty-four (24) months after creation thereof, unless a longer period is required by Applicable Law.

14.7 If any audit confirms any undercharge or overcharge, then Audited Party shall (i) promptly correct any billing error, including making refund of any overpayment by Auditing Party in the form of a credit on the invoice for the first full billing cycle after the Parties have agreed upon the accuracy of the audit results and (ii) for any undercharge caused by the actions of the Audited Party, immediately compensate Auditing Party for such undercharge, and (iii) in each case, calculate and pay interest as provided in Section 11.2.1 above(depending on the AT&T-owned ILEC(s) involved), for the number of calendar days from the date on which such undercharge or overcharge originated until the date on which such credit is issued or payment is made and available.

14.8 Except as may be otherwise provided in this Agreement, audits shall be performed at Auditing Party's expense, subject to reimbursement by Audited Party of one-quarter (1/4) of any independent auditor's fees and expenses in the event that an audit finds, and the Parties subsequently verify, a net adjustment in the charges paid or payable by Auditing Party hereunder by an amount that is, on an annualized basis, greater than five percent (5%) of the aggregate charges for the audited services during the period covered by the audit.

14.9 Any disputes concerning audit results shall be referred to the Parties' respective personnel responsible for informal resolution. If these individuals cannot resolve the dispute within thirty (30) calendar days of the referral, either Party may request in writing that an additional audit shall be conducted by an independent auditor acceptable to both Parties, subject to the requirements set out in Section 14.1 above. Any additional audit shall be at the requesting Party's expense.

## 15.0 Disclaimer of Representations and Warranties

15.1 DISCLAIMER. EXCEPT AS SPECIFICALLY PROVIDED TO THE CONTRARY IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER PARTY CONCERNING THE SPECIFIC QUALITY OF ANY SERVICES, OR FACILITIES PROVIDED UNDER THIS AGREEMENT. THE PARTIES DISCLAIM, WITHOUT LIMITATION, ANY WARRANTY OR GUARANTEE OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ARISING FROM COURSE OF PERFORMANCE, COURSE OF DEALING, OR FROM USAGES OF TRADE.

## 16.0 Limitation of Liability

16.1 Except for any indemnification obligations of the Parties hereunder, each Party's liability to the other for any Loss relating to or arising out of any cause whatsoever, including any negligent act or omission (whether willful or inadvertent) whether based in contract, tort, strict liability or otherwise, relating to the performance of this Agreement, shall not exceed a credit for the actual cost of the facilities, products, services or functions not performed or provided or improperly performed or provided.

16.2 Except as otherwise expressly provided in specific Attachments, in the case of any Loss alleged or claimed by a Third Party to have arisen out of the negligence or willful misconduct of any Party, each Party shall bear, and its obligation shall be limited to, that portion (as mutually agreed to by the Parties or as otherwise established) of the resulting expense caused by its own negligence or willful misconduct or that of its agents, servants, contractors, or others acting in aid or concert with it.

16.3 A Party may, in its sole discretion, provide in its tariffs and contracts with its End Users or Third Parties that relate to any Interconnection Services provided or contemplated under this Agreement that, to the maximum extent permitted by Applicable Law, such Party shall not be liable to such End User or Third Party for (i) any Loss relating to or arising out of this Agreement, whether in contract, tort or otherwise, that exceeds the amount such Party would have charged the End User or Third Party for the Interconnection Services that gave rise to such Loss and (ii) any Consequential Damages. If a Party elects not to place in its tariffs or contracts such limitation(s) of liability, and the other Party incurs a Loss as a result thereof, the first Party shall indemnify and reimburse the other Party for that portion of the Loss that would have been limited had the first Party included in its tariffs and contracts the limitation(s) of liability described in this Section 16.0.

16.4 Neither CLEC nor AT&T-22STATE shall be liable to the other Party for any Consequential Damages suffered by the other Party, regardless of the form of action, whether in contract, warranty, strict liability, tort or otherwise, including negligence of any kind, whether active or passive (and including alleged breaches of this Agreement and causes of action alleged to arise from allegations that breach of this Agreement constitutes a violation of the Act or other statute), and regardless of whether the Parties knew or had-been advised of the possibility that such damages could result in connection with or arising from anything said, omitted, or done hereunder or related hereto, including willful acts or omissions; provided that the foregoing shall not limit a Party's obligation under Section 16.0 to indemnify, defend, and hold the other Party harmless against any amounts payable to a Third Party, including any Losses, and Consequential Damages of such Third Party; provided, however, that nothing in this Section 16.4 shall impose indemnity obligations on a Party for any Loss or Consequential Damages suffered by that Party's End User in connection with any affected Interconnection Services. Except as provided in the prior sentence, each Party ("Indemnifying Party") hereby releases and holds harmless the other Party ("Indemnitee") (and Indemnitee's Affiliates, and its respective officers, directors, employees and agents) against any Loss or Claim made by the Indemnifying Party's End User.

16.5 AT&T-22STATE shall not be liable for damages to an End User's premises resulting from the furnishing of any Interconnection Services, including, if applicable, the installation and removal of equipment and associated wiring, and Collocation Equipment unless the damage is caused by AT&T-22STATE's gross negligence or willful misconduct. AT&T-22STATE does not guarantee or make any warranty with respect to Interconnection Services when used in an explosive atmosphere.

16.6 CLEC hereby releases AT&T-22STATE from any and all liability for damages due to errors or omissions in CLEC's End User listing information as provided by CLEC to AT&T-22STATE under this Agreement, including any errors or omissions occurring in the Directory Database or the White Pages directory, or any claims by reason of delay in providing the Directory Assistance listing information, printing or provisioning of non-published numbers or the printing or providing of CLEC End User information in the White Pages directory including, but not limited to, special, indirect, Consequential, punitive or incidental damages.

16.7 AT&T-22STATE shall not be liable to CLEC, its End User or any other Person for any Loss alleged to arise out of the provision of access to 911 service or any errors, interruptions, defects, failures or malfunctions of 911 service.

16.8 This Section 16.0 is not intended to exempt any Party from all liability under this Agreement, but only to set forth the scope of liability agreed to and the type of damages that are recoverable. Both Parties acknowledge that they negotiated regarding alternate limitation of liability provisions but that such provisions would have altered the cost, and thus the price, of providing the Interconnection, Resale Services, 251(c)(3) UNEs, functions, facilities, products and services available hereunder, and no different pricing reflecting different costs and different limits of liability was agreed to.

## 17.0 Indemnity

17.1 Except as otherwise expressly provided herein or in specific Attachments, each Party shall be responsible only for the Interconnection Services which are provided by that Party, its authorized agents, subcontractors, or others retained by such Parties, and neither Party shall bear any responsibility for the Interconnection Services, provided by the other Party, its agents, subcontractors, or others retained by such Parties.

17.2 Except as otherwise expressly provided herein or in specific Attachments, and to the extent not prohibited by Applicable Law and not otherwise controlled by tariff, each Party (the "Indemnifying Party") shall release, defend and indemnify the other Party (the "Indemnified Party") and hold such Indemnified Party harmless against any Loss to a Third Party arising out of the negligence or willful misconduct ("Fault") of such Indemnifying Party, its agents, its End Users, contractors, or others retained by such Parties, in connection with the Indemnifying Party's provision of Interconnection Services under this Agreement; provided, however, that (i) with respect to employees or agents of the Indemnifying Party, such Fault occurs while performing within the scope of their employment, (ii) with respect to subcontractors of the Indemnifying Party, such Fault occurs in the course of performing duties of the subcontractor under its subcontract with the Indemnifying Party, and (iii) with respect to the Fault of employees or agents of such subcontractor, such Fault occurs while performing within the scope of their employment by the subcontractor with respect to such duties of the subcontractor under the subcontract.

17.3 In the case of any Loss alleged or claimed by a End User of either Party, the Party whose End User alleged or claimed such Loss (the "Indemnifying Party") shall defend and indemnify the other Party (the "Indemnified Party") against any and all such Claims or Losses by its End User regardless of whether the underlying Interconnection Service giving rise to such Claim or Loss was provided or provisioned by the Indemnified Party, unless the Claim or Loss was caused by the gross negligence or willful misconduct of the Indemnified Party.

17.4 A Party (the "Indemnifying Party") shall defend, indemnify and hold harmless the other Party ("Indemnified Party") against any Claim or Loss arising from the Indemnifying Party's use of Interconnection Services provided under this Agreement involving:

17.4.1 Any Claim or Loss arising from such Indemnifying Party's use of Interconnection Services offered under this Agreement, involving any Claim for libel, slander, invasion of privacy, or infringement of Intellectual Property rights arising from the Indemnifying Party's or its End User's use.

17.4.1.1 The foregoing includes any Claims or Losses arising from disclosure of any End User-specific information associated with either the originating or terminating numbers used to provision Interconnection Services provided hereunder and all other Claims arising out of any act or omission of the End User in the course of using any Interconnection Services provided pursuant to this Agreement.

17.4.1.2 The foregoing includes any Losses arising from Claims for actual or alleged infringement of any Intellectual Property right of a Third Party to the extent that such Loss arises from an Indemnifying Party's or an Indemnifying Party's End User's use of Interconnection Services, provided under this Agreement; provided, however, that an Indemnifying Party's obligation to defend and indemnify the Indemnified Party shall not apply:

17.4.1.2.1 where an Indemnified Party or its End User modifies Interconnection Services, provided under this Agreement; and

17.4.1.2.2 no infringement would have occurred without such modification

17.4.2 Any and all penalties imposed on either Party because of the Indemnifying Party's failure to comply with the Communications Assistance to Law Enforcement Act of 1994 (CALEA); provided that the Indemnifying Party shall also, at its sole cost and expense, pay any amounts necessary to modify or replace any equipment, facilities or services provided to the Indemnified Party under this Agreement to ensure that such equipment, facilities and services fully comply with CALEA.

17.5 CLEC acknowledges that its right under this Agreement to Interconnect with **AT&T-22STATE**'s network and to unbundle and/or combine **AT&T-22STATE**'s 251(c)(3) UNEs (including combining with CLEC's Network Elements) may be subject to or limited by Intellectual Property rights (including without limitation, patent, copyright, trade secret, trade mark, service mark, trade name and trade dress rights) and contract rights of Third Parties.

17.6 **AT&T-22STATE** agrees to use its best efforts to obtain for CLEC, under commercially reasonable terms, Intellectual Property rights to each 251(c)(3) UNE necessary for CLEC to use such 251(c)(3) UNE in the same manner as **AT&T-22STATE**.

17.7 **AT&T-22STATE** shall have no obligation to attempt to obtain for CLEC any Intellectual Property right(s) that would permit CLEC to use any 251(c)(3) UNE in a different manner than used by **AT&T-22STATE**.

17.8 To the extent not prohibited by a contract with the vendor of the network element sought by CLEC that contains Intellectual Property licenses, **AT&T-22STATE** shall reveal to CLEC the name of the vendor, the Intellectual Property rights licensed to **AT&T-22STATE** under the vendor contract and the terms of the contract (excluding cost terms). **AT&T-22STATE** shall, at CLEC's request, contact the vendor to attempt to obtain permission to reveal additional contract details to CLEC.

17.9 All costs associated with the extension of Intellectual Property rights to CLEC pursuant to Section 19.1 below, including the cost of the license extension itself and the costs associated with the effort to obtain the license, shall be a part of the cost of providing the 251(c)(3) UNE to which the Intellectual Property rights relate and apportioned to all requesting carriers using that 251(c)(3) UNE including **AT&T-22STATE**.

17.10 **AT&T-22STATE** hereby conveys no licenses to use such Intellectual Property rights and makes no warranties, express or implied, concerning CLEC's (or any Third Parties') rights with respect to such Intellectual Property rights and contract rights, including whether such rights will be violated by such Interconnection or unbundling and/or combining of 251(c)(3) UNEs (including combining with CLEC's Network Elements) in **AT&T-22STATE**'s network or CLEC's use of other functions, facilities, products or services furnished under this Agreement. Any licenses or warranties for Intellectual Property rights associated with 251(c)(3) UNEs are vendor licenses and warranties and are a part of the Intellectual Property rights **AT&T-22STATE** agrees in Section 17.7 above to use its best efforts to obtain.

17.11 **AT&T-22STATE** does not and shall not indemnify, defend or hold CLEC harmless, nor be responsible for indemnifying or defending, or holding CLEC harmless, for any Claims or Losses for actual or alleged infringement of any Intellectual Property right or interference with or violation of any contract right that arises out of, is caused by, or relates to CLEC's Interconnection with **AT&T-22STATE**'s network and unbundling and/or combining **AT&T-22STATE**'s 251(c)(3) UNEs (including combining with CLEC's Network Elements) or CLEC's use of other functions, facilities, products or services furnished under this Agreement. Any indemnities for Intellectual Property rights associated with 251(c)(3) UNEs shall be vendor's indemnities and are a part of the Intellectual Property rights **AT&T-22STATE** agrees in Section 17.7 above to use its best efforts to obtain.

17.12 CLEC shall reimburse **AT&T-22STATE** for damages to **AT&T-22STATE**'s facilities utilized to provide Interconnection Services hereunder caused by the negligence or willful act of CLEC, its agents or subcontractors or CLEC's End User or resulting from CLEC's improper use of **AT&T-22STATE**'s facilities, or due to malfunction of any facilities, functions, products, services or equipment provided by any person or entity other than **AT&T-22STATE**. Upon reimbursement for damages, **AT&T-22STATE** will cooperate with CLEC in prosecuting a claim against the person causing such damage. CLEC shall be subrogated to the right of recovery by **AT&T-22STATE** for the damages to the extent of such payment.

17.13 Notwithstanding any other provision in this Agreement, each Party agrees that should it cause any non-standard digital subscriber line ("xDSL") technologies (as that term is defined in the applicable Attachment 14 - xDSL Loops and/or the applicable Commission-ordered tariff, as appropriate) to be deployed or used in connection with or on **AT&T-22STATE** facilities, that Party ("Indemnifying Party") will pay all costs associated with any damage, service interruption or other Telecommunications Service degradation, or damage to the other Party's ("Indemnitee's") facilities.

17.14 Indemnification Procedures:

17.14.1 Whenever a claim shall arise for indemnification under this Section 17.0, the relevant Indemnified Party, as appropriate, shall promptly notify the Indemnifying Party and request in writing the Indemnifying Party to defend the same. Failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that the Indemnifying Party might have, except to the extent that such failure prejudices the Indemnifying Party's ability to defend such claim.

17.14.2 The Indemnifying Party shall have the right to defend against such liability or assertion, in which event the Indemnifying Party shall give written notice to the Indemnified Party of acceptance of the defense of such claim and the identity of counsel selected by the Indemnifying Party.

17.14.3 Until such time as Indemnifying Party provides written notice of acceptance of the defense of such claim, the Indemnified Party shall defend such claim, at the expense of the Indemnifying Party, subject to any right of the Indemnifying Party to seek reimbursement for the costs of such defense in the event that it is determined that Indemnifying Party had no obligation to indemnify the Indemnified Party for such claim.

17.14.4 Upon accepting the defense, the Indemnifying Party shall have exclusive right to control and conduct the defense and settlement of any such claims, subject to consultation with the Indemnified Party. So long as the Indemnifying Party is controlling and conducting the defense, the Indemnifying Party shall not be liable for any settlement by the Indemnified Party unless such Indemnifying Party has approved such settlement in advance and agrees to be bound by the agreement incorporating such settlement.

17.14.5 At any time, an Indemnified Party shall have the right to refuse a compromise or settlement, and, at such refusing Party's cost, to take over such defense; provided that, in such event the Indemnifying Party shall not be responsible for, nor shall it be obligated to indemnify the refusing Party against, any cost or liability in excess of such refused compromise or settlement.

17.14.6 With respect to any defense accepted by the Indemnifying Party, the Indemnified Party will be entitled to participate with the Indemnifying Party in such defense if the claim requests equitable relief or other relief that could affect the rights of the Indemnified Party, and shall also be entitled to employ separate counsel for such defense at such Indemnified Party's expense.

17.14.7 If the Indemnifying Party does not accept the defense of any indemnified claim as provided above, the Indemnified Party shall have the right to employ counsel for such defense at the expense of the Indemnifying Party.

17.14.8 In the event of a failure to assume the defense, the Indemnified Party may negotiate a settlement, which shall be presented to the Indemnifying Party. If the Indemnifying Party refuses to agree to the presented settlement, the Indemnifying Party may take over the defense. If the Indemnifying Party refuses to agree to the presented settlement and refuses to take over the defense, the Indemnifying Party shall be liable for any reasonable cash settlement not involving any admission of liability by the Indemnifying Party, though such settlement may have been made by the Indemnified Party without approval of the Indemnifying Party, it being the Parties' intent that no settlement involving a non-monetary concession by the Indemnifying Party, including an admission of liability by such Party, shall take effect without the written approval of the Indemnifying Party.

17.14.9 Each Party agrees to cooperate and to cause its employees and agents to cooperate with the other Party in the defense of any such claim and the relevant records of each Party shall be available to the other Party with respect to any such defense, subject to the restrictions and limitations set forth in Section 22.0 below.

## 18.0 Performance Measures

18.1 Attachment 09 - Performance Measures specifies applicable performance standards. To the extent that remedies are available under such Attachment, such remedies constitute the sole obligation of **AT&T-22STATE** to pay damages or financial penalties for failure to meet specified performance standards identified in such Attachment and all other Attachments to this Agreement.

## 19.0 Intellectual Property/ License

19.1 Any Intellectual Property originating from or developed by a Party shall remain in the exclusive ownership of that Party.

19.2 Except at otherwise expressly provided in this Agreement, no license under patents, copyrights or any other Intellectual Property right (other than the limited license to use consistent with the terms, conditions and restrictions of this Agreement) is granted by either Party or shall be implied or arise by estoppel with respect to any transactions contemplated under this Agreement.

## 20.0 Notices

20.1 Subject to Section 20.1.2 below, Notices given by one Party to the other Party under this Agreement shall be in writing (unless specifically provided otherwise herein), and unless otherwise expressly required by this Agreement to be delivered to another representative or point of contact, shall be pursuant to at least one of the following methods:

20.1.1 delivered personally, delivered by express delivery service or mailed via certified mail or first class U.S. Postal Service, with postage prepaid and a return receipt requested.

20.1.2 delivered by facsimile provided CLEC and/or **AT&T-22STATE** has provided such information in Section 20.3 below.

20.2 Notices will be deemed given as of the earliest of:

20.2.1 the date of actual receipt,

20.2.2 the next Business Day when sent via express delivery service,

20.2.3 five (5) calendar days after mailing in the case of first class or certified U.S. Postal Service, or

20.2.4 on the date set forth on the confirmation produced by the sending facsimile machine when delivered by facsimile prior to 5:00 p.m. in the recipient's time zone, but the next Business Day when delivered by facsimile at 5:00 p.m. or later in the recipient's time zone.

20.3 Notices will be addressed to the Parties as follows:

| NOTICE CONTACT | CLEC CONTACT |
|---|---|
| NAME/TITLE | Steven H. Bethke |
| STREET ADDRESS | 6666 Harwin, Suite 605 |
| CITY, STATE, ZIP CODE | Houston, TX 77036 |
| FACSIMILE NUMBER | 713-268-1820 |
| PHONE NUMBER* | 713-268-1610 |

| | AT&T CONTACT |
|---|---|
| NAME/TITLE | Contract Management<br>ATTN: Notices Manager |
| STREET ADDRESS | 311 S. Akard St. 9th floor<br>Four AT&T Plaza |
| CITY, STATE, ZIP CODE | Dallas, TX 75202-5398 |
| FACSIMILE NUMBER | (214) 464-2006 |

20.4 *Informational only and not to be considered as an official notice vehicle under this Section.

20.5 Either Party may unilaterally change its designated contact name, address, and/or facsimile number for the receipt of notices by giving written Notice to the other Party in compliance with this Section 20.0. Any Notice to change the designated contact name, address, and/or facsimile number for the receipt of Notices shall be deemed effective ten (10) calendar days following receipt by the other Party.

20.6 **AT&T-22STATE** communicates official information to CLECs via its Accessible Letter, or other applicable, notification processes. These processes involve electronic transmission and/or posting to the AT&T CLEC Online website, inclusive of a variety of subjects including changes on business processes and policies, and other product/service related notices not requiring an amendment to this Agreement.

20.7 CLEC may designate up to a maximum of ten (10) recipients for Accessible Letter notification via e-mail.

## 21.0 Publicity and Use of Trademarks or Service Marks

21.1 Neither Party nor its subcontractors or agents shall use in any advertising or sales promotion, press releases, or other publicity matters any endorsements, direct or indirect quotes, or pictures that imply endorsement by the other Party or any of its employees without such first Party's prior written approval. The Parties will submit to each other for written approval, prior to publication, all publicity matters that mention or display one another's name and/or marks or contain language from which a connection to said name and/or marks may be inferred or implied; the Party to whom a request is directed shall respond promptly.

21.2 Nothing in this Agreement shall grant, suggest, or imply any authority for one Party to use the name, trademarks, service marks, logos, proprietary trade dress or trade names of the other Party in any advertising, press releases, publicity matters, marketing and/or promotional materials or for any other commercial purpose without prior written approval from such other Party.

## 22.0 Confidentiality

22.1 Both Parties agree to treat Proprietary Information received from the other in accordance with the provisions of Section 222 of the Act.

22.2 Unless otherwise agreed, the obligations of confidentiality and non-use do not apply to such Proprietary Information that:

22.2.1 Was at the time of receipt, already known to the Receiving Party, free of any obligation to keep confidential and evidenced by written records prepared prior to delivery by the Disclosing Party; or

22.2.2 Is, or becomes publicly known through no wrongful act of the Receiving Party; or

22.2.3 Is rightfully received from a Third Party having no direct or indirect secrecy or confidentiality obligation to the Disclosing Party with respect to such information; provided that such Receiving Party has exercised commercially reasonable efforts to determine whether such Third Party has any such obligation; or

22.2.4 Is independently developed by an agent, employee representative or Affiliate of the Receiving Party and such Party is not involved in any manner with the provision of services pursuant to this Agreement and does not have any direct or indirect access to the Proprietary Information; or

22.2.5 Is disclosed to a Third Party by the Disclosing Party without similar restrictions on such Third Party's rights; or

22.2.6 Is approved for release by written authorization of the Disclosing Party, but only to the extent of the authorization granted; or

22.2.7 Is required to be made public or disclosed by the Receiving Party pursuant to Applicable Law or regulation or court order or lawful process.

## 23.0 Intervening Law

23.1 This Agreement is the result of negotiations between the Parties and may incorporate certain provisions that resulted from arbitration by the appropriate state Commission(s). In entering into this Agreement and any Amendments to such Agreement and carrying out the provisions herein, neither Party waives, but instead expressly reserves, all of its rights, remedies and arguments with respect to any orders, decisions, legislation or proceedings and any remands thereof and any other federal or state regulatory, legislative or judicial action(s) which the Parties have not yet fully incorporated into this Agreement or which may be the subject of further review. If any action by any state or federal regulatory or legislative body or court of competent jurisdiction invalidates, modifies, or stays the enforcement of laws or regulations that were the basis or rationale for any rate(s), term(s) and/or condition(s) ("Provisions") of the Agreement and/or otherwise affects the rights or obligations of either Party that are addressed by this Agreement, the Affected Provision(s) shall be immediately invalidated, modified or stayed consistent with the action of the regulatory or legislative body or court of competent jurisdiction upon the written request of either Party in accordance with Section 20.0 above ("Written Notice"). With respect to any Written Notices hereunder, the Parties shall have sixty (60) days from the Written Notice to attempt to reach agreement on appropriate conforming modifications to the Agreement. If the Parties are unable to agree upon the conforming modifications within sixty (60) days from the Written Notice, any disputes between the Parties concerning such actions shall be resolved pursuant to the dispute resolution process provided for in this Agreement.

## 24.0 Governing Law

24.1 Unless otherwise provided by Applicable Law, this Agreement shall be governed by and construed in accordance with the Act, the FCC Rules and Regulations interpreting the Act and other applicable federal law. To the extent that federal law would apply state law in interpreting this Agreement, the domestic laws of the state in which the Interconnection Services at issue are furnished or sought shall apply, without regard to that state's conflict of laws principles. The Parties submit to personal jurisdiction (as appropriate) in Birmingham, Alabama; Little Rock, Arkansas; San Francisco, California; New Haven, Connecticut; Miami, Florida; Atlanta, Georgia; Louisville, Kentucky; New Orleans, Louisiana; Chicago, Illinois; Indianapolis, Indiana; Topeka, Kansas; Detroit, Michigan; Jackson, Mississippi; St. Louis, Missouri; Reno, Nevada; Charlotte, North Carolina; Columbus, Ohio; Oklahoma City, Oklahoma, Columbia, South Carolina; Nashville, Tennessee; Dallas, Texas and Milwaukee, Wisconsin, and waive any and all objection to any such venue. Proper venue shall be in the city located in the state whose laws apply to the dispute.

## 25.0 Regulatory Approval

25.1 The Parties understand and agree that this Agreement and any amendment or modification hereto will be filed with the Commission for approval in accordance with Section 252 of the Act and may thereafter be filed with the FCC.

The Parties believe in good faith and agree that the services to be provided under this Agreement are in the public interest. Each Party covenants and agrees to fully support approval of this Agreement by the Commission or the FCC under Section 252 of the Act without modification.

## 26.0 Changes in End User Local Exchange Service Provider Selection

26.1 Each Party will abide by applicable federal and state laws and regulations in obtaining End User authorization prior to changing an End User's Local Exchange Carrier to itself and in assuming responsibility for any applicable charges as specified in the FCC's rules regarding Subscriber Carrier Selection Changes (47 CFR 64.1100 through 64.1170), and any applicable state regulation and in the case of **AT&T CONNECTICUT** only, tariff obligations. Each Party shall retain on file all applicable letters and other documentation of authorization relating to its End User's selection of such Party as its LEC, which documentation shall be available for inspection by the other Party at its request during normal business hours and at no charge.

26.2 Only an End User can initiate a challenge to a change in its LEC. If an End User notifies one Party that the End User requests local Exchange Service, and the other Party is such End User's LEC, then the Party receiving such request shall be free to immediately access such End User's CPNI subject to the requirements of Attachment 03 – Operations Support Systems (OSS) restricting access to CPNI in order to immediately provide service to such End User.

26.3 When an End User changes or withdraws authorization from its LEC, each Party shall release End User-specific facilities belonging to the ILEC in accordance with the End User's direction or that of the End User's authorized agent. Further, when an End User abandons its premise (that is, its place of business or domicile), **AT&T-22STATE** is free to reclaim the 251(c)(3) UNE facilities for use by another End User and is free to issue service orders required to reclaim such facilities.

26.4 When an End User of CLEC elects to discontinue service and to transfer service to another Local Exchange Carrier, including **AT&T-22STATE**, **AT&T-22STATE** shall have the right to reuse the facilities provided to CLEC, regardless of whether those facilities are provided as network elements or as part of a resold service, and regardless of whether the End User served with such facilities has paid all charges to CLEC or has been denied service for nonpayment or otherwise. **AT&T-22STATE** will notify CLEC that such a request has been processed after the disconnect order has been completed.

26.5 Neither Party shall be obligated by this Agreement to investigate any allegations of unauthorized changes in local Exchange Service (*slamming*) at the request of the other Party; provided, however, that each Party shall cooperate with any investigation of a complaint alleging an unauthorized change in local Exchange Service at the request of the FCC or the applicable state Commission.

## 27.0 Compliance and Certification

27.1 Each Party shall comply at its own expense with all Applicable Laws that relate to that Party's obligations to the other Party under this Agreement. Nothing in this Agreement shall be construed as requiring or permitting either Party to contravene any mandatory requirement of Applicable Law.

27.2 Each Party warrants that it has obtained all necessary state certification required in each state covered by this Agreement prior to ordering any Interconnection Services from the other Party pursuant to this Agreement. Upon request, each Party shall provide proof of certification.

27.3 Each Party shall be responsible for obtaining and keeping in effect all approvals from, and rights granted by, Governmental Authorities, building and property owners, other carriers, and any other Third Parties that may be required in connection with the performance of its obligations under this Agreement.

27.4 Each Party represents and warrants that any equipment, facilities or services provided to the other Party under this Agreement comply with the CALEA.

**28.0 Law Enforcement**

28.1 **AT&T-22STATE** and CLEC shall reasonably cooperate with the other Party in handling law enforcement requests as follows:

28.1.1 Intercept Devices:

28.1.1.1 Local and federal law enforcement agencies periodically request information or assistance from local telephone service providers. When either Party receives a request associated with an End User of the other Party, it shall refer such request to the Party that serves such End User, unless the request directs the receiving Party to attach a pen register, trap-and-trace or form of intercept on the Party's facilities, in which case that Party shall comply with any valid request.

28.1.2 Subpoenas:

28.1.2.1 If a Party receives a subpoena for information concerning an End User the Party knows to be an End User of the other Party, it shall refer the subpoena to the Requesting Party with an indication that the other Party is the responsible company, unless the subpoena requests records for a period of time during which the receiving Party was the End User's service provider, in which case that Party will respond to any valid request.

28.1.3 Emergencies:

28.1.3.1 If a Party receives a request from a law enforcement agency for a temporary number change, temporary disconnect, or one-way denial of outbound calls by the receiving Party's switch for an End User of the other Party, that Receiving Party will comply with a valid emergency request. However, neither Party shall be held liable for any claims or Losses alleged by the other Party's End Users arising from compliance with such requests on behalf of the other Party's End User and the Party serving such End User agrees to indemnify and hold the other Party harmless against any and all such claims or Losses.

28.2 Each of the Parties agree to comply with the applicable state and federal law enforcement authorities, laws, and requirements, including but not limited to, the Communications Assistance for Law Enforcement Act (CALEA) and to report to applicable State and Federal law enforcement authorities as required by law.

**29.0 Relationship of the Parties/Independent Contractor**

29.1 Each Party is an independent contractor, and has and hereby retains the right to exercise full control of and supervision over its own performance of its obligations under this Agreement and retains full control over the employment, direction, compensation and discharge of its employees assisting in the performance of such obligations. Each Party and each Party's contractor(s) shall be solely responsible for all matters relating to payment of such employees, including the withholding or payment of all applicable federal, state and local income taxes, social security taxes and other payroll taxes with respect to its employees, as well as any taxes, contributions or other obligations imposed by applicable state unemployment or workers' compensation acts and all other regulations governing such matters. Each Party has sole authority and responsibility to hire, fire and otherwise control its employees.

29.2 Nothing contained herein shall constitute the Parties as joint venturers, partners, employees or agents of one another, and neither Party shall have the right or power to bind or obligate the other. Nothing herein will be construed as making either Party responsible or liable for the obligations and undertakings of the other Party. Except for provisions herein expressly authorizing a Party to act for another, nothing in this Agreement shall constitute a Party as a legal representative or agent of the other Party, nor shall a Party have the right or authority to assume, create or incur any liability or any obligation of any kind, express or implied, against or in the name or on behalf of the other Party unless otherwise expressly permitted by such other Party. Except as otherwise expressly provided in this Agreement, no Party undertakes to perform any obligation of the other Party, whether regulatory or contractual, or to assume any responsibility for the management of the other Party's business.

## 30.0 No Third Party Beneficiaries; Disclaimer of Agency

30.1 This Agreement is for the sole benefit of the Parties and their permitted assigns, and nothing herein expressed or implied shall create or be construed to create any Third Party beneficiary rights hereunder. This Agreement shall not provide any Person not a Party hereto with any remedy, claim, liability, reimbursement, cause of action, or other right in excess of those existing without reference hereto.

## 31.0 Subcontracting

31.1 If either Party retains or engages any subcontractor to perform any of that Party's obligations under this Agreement, each Party will remain fully responsible for the performance of this Agreement in accordance with its terms, including any obligations either Party performs through subcontractors.

31.2 Each Party will be solely responsible for payments due that Party's subcontractors.

31.3 No subcontractor will be deemed a Third Party beneficiary for any purposes under this Agreement.

31.4 No contract, subcontract or other agreement entered into by either Party with any Third Party in connection with the provision of Interconnection Services hereunder will provide for any indemnity, guarantee or assumption of liability by the other Party to this Agreement with respect to such arrangement, except as consented to in writing by the other Party.

31.5 Any subcontractor that gains access to Customer Proprietary Network Information (CPNI) or Proprietary Information covered by this Agreement shall be required by the subcontracting Party to protect such CPNI or Proprietary Information to the same extent the subcontracting Party is required to protect such CPNI or Proprietary Information under the terms of this Agreement.

## 32.0 Responsibility for Environmental Contamination

32.1 Each Party shall be solely responsible at its own expense for the proper handling, use, removal, excavation, storage, treatment, transport, disposal, or any other management by such Party or any person acting on its behalf of all Hazardous Substances and Environmental Hazards introduced to the affected work location and will perform such activities in accordance with Applicable Law. "Hazardous Substances" means (i) any material or substance that is defined or classified as a hazardous substance, hazardous waste, hazardous material, hazardous chemical, pollutant, or contaminant under any federal, state, or local environmental statute, rule, regulation, ordinance or other Applicable Law dealing with the protection of human health or the environment, (ii) petroleum, oil, gasoline, natural gas, fuel oil, motor oil, waste oil, diesel fuel, jet fuel, and other petroleum hydrocarbons, or (iii) asbestos and asbestos containing material in any form, and (iv) any soil, groundwater, air, or other media contaminated with any of the materials or substances described above. "Environmental Hazard" means (i) the presence of petroleum vapors or other gases in hazardous concentrations in a manhole or other confined space, or conditions reasonably likely to give rise to such concentrations, (ii) asbestos containing materials, or (iii) any potential hazard that would not be obvious to an individual entering the work location or detectable using work practices standard in the industry.

32.2 Notwithstanding anything to the contrary in this Agreement and to the fullest extent permitted by Applicable Law, AT&T-22STATE shall, at CLEC's request, indemnify, defend, and hold harmless CLEC, each of its officers, directors and employees from and against any losses, damages, costs, fines, penalties and expenses (including reasonable attorneys and consultant's fees) of every kind and nature to the extent they are incurred by any of those parties in connection with a claim, demand, suit, or proceeding for damages, penalties, contribution, injunction, or any other kind of relief that is based upon, arises out of, is caused by, or results from: (i) the removal or disposal from the work location of a Hazardous Substance by AT&T-22STATE or any person acting on behalf of AT&T-22STATE, or the subsequent storage, processing, or other handling of such Hazardous Substances after they have been removed from the work location, (ii) the Release of a Hazardous Substance, regardless of its source, by AT&T-22STATE or any person acting on behalf of AT&T-22STATE, or (iii) the presence at the work location of an Environmental Hazard for which AT&T-22STATE is responsible under Applicable Law or a Hazardous Substance introduced into the work location by AT&T-22STATE or any person acting on behalf of AT&T-22STATE.

32.3 Notwithstanding anything to the contrary in this Agreement and to the fullest extent permitted by Applicable Law, CLEC shall, at **AT&T-22STATE**'s request, indemnify, defend, and hold harmless **AT&T-22STATE**, each of its officers, directors and employees from and against any losses, damages, costs, fines, penalties and expenses (including reasonable attorney's and consultant's fees) of every kind and nature to the extent they are incurred by any of those parties in connection with a claim, demand, suit, or proceeding for damages, penalties, contribution, injunction, or any other kind of relief that is based upon, arises out of, is caused by, or results from: (i) the removal or disposal of a Hazardous Substance from the work location by CLEC or any person acting on behalf of CLEC, or the subsequent storage, processing, or other handling of such Hazardous Substances after they have been removed from the work location, (ii) the Release of a Hazardous Substance, regardless of its source, by CLEC or any person acting on behalf of CLEC, or (iii) the presence at the work location of an Environmental Hazard for which CLEC is responsible under Applicable Law or a Hazardous Substance introduced into the work location by CLEC or any person acting on behalf of CLEC.

## 33.0 Force Majeure

33.1 No Party shall be responsible for delays or failures in performance of any part of this Agreement (other than an obligation to make monetary payments) resulting from a "Force Majeure Event" or any Delaying Event caused by the other Party or any other circumstances beyond the Party's reasonable control. A "Force Majeure Event" is defined as acts or occurrences beyond the reasonable control of a Party or the Parties, including acts of nature, acts of civil or military authority, any law, order, regulation, ordinance of any Governmental Authority, embargoes, epidemics, terrorist acts, riots, insurrections, fires, explosions, earthquakes, nuclear accidents, hurricanes, floods, labor difficulties, including without limitation, strikes, slowdowns, picketing, boycotts or other work stoppages, equipment failures, cable cuts, power blackouts, volcanic action, other major environmental disturbances, unusually severe weather conditions, inability to secure products or services of other persons or transportation facilities or acts or omissions of transportation carriers, individually and collectively a Force Majeure Event. If a Force Majeure Event shall occur, the Party affected shall give notice to the other Party of such Force Majeure Event within a reasonable period of time following such an event specifying the nature, date of inception and expected duration of such Force Majeure Event, whereupon such obligation or performance shall be suspended to the extent such Party is affected by such Force Majeure Event during the continuance thereof or be excused from such performance depending on the nature, severity and duration of such Force Majeure Event (and the other Party shall likewise be excused from performance of its obligations to the extent such Party's obligations relate to the performance so interfered with). The affected Party shall use its reasonable efforts to avoid or remove the cause of nonperformance and the Parties shall give like Notice and proceed to perform with dispatch once the causes are removed or cease.

## 34.0 Taxes

34.1 Except as otherwise provided in this Section 34.0, with respect to any purchase of products or services under this Agreement, if any Tax is required or permitted by Applicable Law to be billed to and/or collected from the purchasing Party by the providing Party, then: (i) the providing Party shall have the right to bill the purchasing Party for such Tax; (ii) the purchasing Party shall pay such Tax to the providing Party; and (iii) the providing Party shall pay or remit such Tax to the respective Governmental Authority. Whenever possible, Taxes shall be billed as a separate item on the Invoice; provided, however, that failure to include Taxes on an invoice or to state a Tax separately shall not impair the obligation of the purchasing Party to pay any Tax. Nothing shall prevent the providing Party from paying any Tax to the appropriate Governmental Authority prior to the time: (i) it bills the purchasing Party for such Tax, or (ii) it collects the Tax from the purchasing Party. If the providing Party fails to bill the purchasing Party for a Tax at the time of billing the products or services to which the Tax relates, then, as between the providing Party and the purchasing Party, the providing Party shall be liable for any penalties or interest thereon. However, if the purchasing Party fails to pay any Tax properly billed by the providing Party, then, as between the providing Party and the purchasing Party, the purchasing Party shall be solely responsible for payment of the Tax and any penalties or interest thereon. Subject to the provisions of this Section 34.0 governing contests of disputed Taxes, the purchasing Party shall be liable for and the providing Party may collect from the purchasing Party any Tax, including any interest or penalties for which the purchasing Party would be liable under this subsection, which is assessed or collected by the respective Governmental Authority; provided, however, that the providing Party notifies the purchasing Party of such assessment or collection within the earlier of (i) sixty (60) calendar days following the running of the applicable statute of limitations period for assessment or collection of such Tax, including extensions, or (ii) six (6) years following the purchasing Party's payment for the products or services to which such Tax relates.

34.2 With respect to any purchase under this Agreement of products or services that are resold by the purchasing Party to a Third Party or used as a component part of or integrated into a product or service sold to a Third Party, if any Tax is imposed on or with respect to such sale by the purchasing Party, the purchasing Party shall pay or remit such Tax to the respective Governmental Authority. If the purchasing Party fails to pay or remit any Tax as required by Applicable Law, then, as between the providing Party and the purchasing Party, the purchasing Party shall remain liable for such Tax and any interest and penalties thereon. Notwithstanding any other provision of this Agreement, the purchasing Party agrees to protect, indemnify and hold harmless (and defend at the purchasing Party's expense) the providing Party from and against any Tax, any interest or penalties thereon, and any costs or expenses (including attorney fees) incurred by the providing Party as a result of any claim asserted or actions taken by the respective Governmental Authority to assess against or collect from the providing Party any Tax related to any sale by the purchasing Party to a third Party.

34.3 To the extent a purchase of products or services under this Agreement is claimed by the purchasing Party to be for resale or otherwise exempt from a Tax, the purchasing Party shall furnish to the providing Party an exemption certificate in the form prescribed by the providing Party and any other information or documentation required by Applicable Law or the respective Governmental Authority. Prior to receiving such exemption certificate and any such other required information or documentation, the Providing Party shall have the right to bill, and the Purchasing Party shall pay, Tax on any products or services furnished hereunder as if no exemption were available, subject to the right of the Purchasing Party to pursue a claim for credit or refund of any such Tax pursuant to the provisions of this Section 34.0 and the remedies available under Applicable Law. If it is the position of the purchasing Party that Applicable Law exempts or excludes a purchase of products or services under this Agreement from a Tax, or that the Tax otherwise does not apply to such a purchase, but Applicable Law does not also provide a specific procedure for claiming such exemption or exclusion or for the purchaser to contest the application of the Tax directly with the respective Governmental Authority prior to payment, then the providing Party may in its discretion agree not to bill and/or not to require payment of such Tax by the purchasing Party, provided that the purchasing Party (i) furnishes the providing Party with any exemption certificate requested by and in the form prescribed by the providing Party, (ii) furnishes the providing Party with a letter signed by an officer of the purchasing Party setting forth the basis of the purchasing Party's position under Applicable Law; and (iii) furnishes the providing Party with an indemnification agreement, reasonably acceptable to the providing Party, which holds the providing Party harmless from any Tax, interest, penalties, loss, cost or expenses (including attorney fees) that may be incurred by the providing Party in connection with any claim asserted or actions taken by the respective Governmental Authority to assess or collect such Tax from the providing Party.

34.4 To the extent permitted by and pursuant to Applicable Law, and subject to the provisions of this Section 34.0, the purchasing Party shall have the right to contest with the respective Governmental Authority, or if necessary under Applicable Law to have the providing Party contest (in either case at the purchasing Party's expense) any Tax that the purchasing Party asserts is not applicable, from which it claims an exemption or exclusion, or which it claims to have paid in error; provided, however, that (i) the purchasing Party shall ensure that no lien is attached to any asset of the providing Party as a result of any contest of a disputed Tax; (ii) with respect to any Tax that could be assessed against or collected from the providing Party by the respective Governmental Authority, the providing Party shall retain the right to determine the manner of contesting such disputed Tax, including but not limited to a decision that the disputed Tax will be contested by pursuing a claim for credit or refund; (iii) except to the extent that the providing Party has agreed pursuant to this Section 34.0 not to bill and/or not to require payment of such Tax by the purchasing Party pending the outcome of such contest, the purchasing Party pays any such Tax previously billed by the providing Party and continues paying such Tax as billed by the providing Party pending the outcome of such contest. In the event that a disputed Tax is to be contested by pursuing a claim for credit or refund, if requested in writing by the purchasing Party, the providing Party shall facilitate such contest (i) by assigning to the purchasing Party its right to claim a credit or refund, if such an assignment is permitted under Applicable Law; or (ii) if an assignment is not permitted, by filing and pursuing the claim on behalf of the purchasing Party but at the purchasing Party's expense. Except as otherwise expressly provided in this Section 34.0, nothing in this Agreement shall be construed to impair, limit, restrict or otherwise affect the right of the providing Party to contest a Tax that could be assessed against or collected from it by the respective Governmental Authority. With respect to any contest of a disputed Tax resulting in a refund, credit or other recovery, as between the purchasing Party and the providing Party, the purchasing Party shall be entitled to the amount that it previously paid, plus any applicable interest allowed on the recovery that is attributable to such amount, and the providing Party shall be entitled to all other amounts.

34.5 If either Party is audited by or on behalf of a Governmental Authority with respect to a Tax, and in any contest of a Tax by either Party, the other Party shall cooperate fully and timely by providing records, testimony and such additional information or assistance as may reasonably be necessary to expeditiously resolve the audit or pursue the contest.

34.6 All Notices, affidavits, exemption certificates or other communications required or permitted to be given by either Party to the other under this Section 34.0 shall be sent in accordance with Section 20.0 above hereof.

34.7 Municipal fees CLEC acknowledges and agrees that it is required to comply with Chapter 283 of the Texas Local Government Code, as it may be amended from time to time, and the reporting and compensation requirements of Subchapter R of the P.U.C. Substantive Rules – Chapter 26, Applicable to Telecommunications Service Providers, as they may be amended from time to time. With respect to municipal fees charged pursuant to Chapter 283, Tex. Loc. Gov't Code, CLEC agrees that it will directly report its access lines to the Texas Public Utility Commission, will remit the related payments to municipalities, and will otherwise comply with Chapter 283 and applicable P.U.C rules, as they may be amended from time to time. CLEC agrees that its failure to comply with all chapter 283 requirements, including any failure to provide **AT&T-22STATE** with a valid Adequate Proof Agreement acknowledging CLEC's obligation to pay Municipal Fees within thirty (30) days of **AT&T-22STATE**'s request, shall be considered a material breach of this Agreement and shall entitle **AT&T-22STATE** to any and all remedies provided elsewhere in this Agreement for such a breach, including, but not limited to suspension of all order processing (other than disconnect orders).

## 35.0 Non Waiver

35.1 Except as otherwise specified in this Agreement, no waiver of any provision of this Agreement and no consent to any default under this Agreement shall be effective unless the same is in writing and properly executed by or on behalf of the Party against whom such waiver or consent is claimed. Waiver by either Party of any default by the other Party shall not be deemed a waiver of any other default. Failure of either Party to insist on performance of any term or condition of this Agreement or to exercise any right or privilege hereunder shall not be construed as a continuing or future waiver of such term, condition, right or privilege. No course of dealing or failure of any Party to strictly enforce any term, right, or condition of this Agreement in any instance shall be construed as a general waiver or relinquishment of such term, right or condition.

## 36.0 Network Maintenance and Management

36.1 The Parties will work cooperatively to implement this Agreement. The Parties will exchange appropriate information (for example, maintenance contact numbers, network information, information required to comply with law enforcement and other security agencies of the government, escalation processes, etc.) to achieve this desired result.

36.2 Each Party will administer its network to ensure acceptable service levels to all users of its network services. Service levels are generally considered acceptable only when End Users are able to establish connections with little or no delay encountered in the network. Each Party will provide a 24-hour contact number for Network Traffic Management issues to the other's surveillance management center.

36.3 Each Party maintains the right to implement protective network traffic management controls, such as "cancel to", "call gapping" or seven (7)-digit and ten (10)-digit code gaps, to selectively cancel the completion of traffic over its network, including traffic destined for the other Party's network, when required to protect the public-switched network from congestion as a result of occurrences such as facility failures, switch congestion or failure or focused overload. Each Party shall immediately notify the other Party of any protective control action planned or executed.

36.4 Where the capability exists, originating or terminating traffic reroutes may be implemented by either Party to temporarily relieve network congestion due to facility failures or abnormal calling patterns. Reroutes shall not be used to circumvent normal trunk servicing. Expansive controls shall be used only when mutually agreed to by the Parties.

36.5 The Parties shall cooperate and share pre-planning information regarding cross-network call-ins expected to generate large or focused temporary increases in call volumes to prevent or mitigate the impact of these events on the public-switched network, including any disruption or loss of service to the other Party's End Users. Facsimile (FAX) numbers must be exchanged by the Parties to facilitate event notifications for planned mass calling events.

36.6 Neither Party shall use any Interconnection Service provided under this Agreement or any other service related thereto or used in combination therewith in any manner that interferes with or impairs service over any facilities of AT&T-22STATE, its affiliated companies or other connecting telecommunications carriers, prevents any carrier from using its Telecommunications Service, impairs the quality or the privacy of Telecommunications Service to other carriers or to either Party's End Users, causes hazards to either Party's personnel or the public, damage to either Party's or any connecting carrier's facilities or equipment, including any malfunction of ordering or billing systems or equipment. Upon such occurrence either Party may discontinue or refuse service, but only for so long as the other Party is violating this provision. Upon any such violation, either Party shall provide the other Party notice of the violation at the earliest practicable time.

## 37.0 End User Inquiries

37.1 Except as otherwise required by Section 26.1 above, each Party will refer all questions regarding the other Party's services or products directly to the other Party at a telephone number specified by that Party.

37.2 Except as otherwise required by Section 26.1 above, each Party will ensure that all of its representatives who receive inquiries regarding the other Party's services:

37.2.1 Direct the callers who inquire about the other Party's services or products to their local service provider.

37.2.2 Do not in any way disparage or discriminate against the other Party or its products or services.

37.3 Except as otherwise provided in this Agreement, CLEC shall be the primary point of contact for CLEC's End Users with respect to the services CLEC provides such End Users.

37.4 CLEC acknowledges that AT&T-22STATE may, upon End User request, provide services directly to such End User similar to those offered to CLEC under this Agreement.

## 38.0 Expenses

38.1 Except as expressly set forth in this Agreement, each Party will be solely responsible for its own expenses involved in all activities related to the matters covered by this Agreement.

38.2 AT&T-22STATE and CLEC shall each be responsible for one-half (1/2) of expenses payable to a Third Party for Commission fees or other charges (including regulatory fees, reproduction and delivery expense and any costs of notice or publication, but not including attorney's fees) associated with the filing of this Agreement or any amendment to this Agreement.

38.2.1 Prior to the filing of this Agreement and each and every Amendment filed in connection with this Agreement in the State of Nevada, CLEC will submit a check in the amount of $200.00, payable to Public Utilities Commission of Nevada, to cover its portion of the expenses incurred with filing this Agreement. Upon receipt of CLEC's check, the Agreement will be processed for filing with the Commission.

**39.0 Conflict of Interest**

39.1 The Parties represent that no employee or agent of either Party has been or will be employed, retained, paid a fee, or otherwise received or will receive any personal compensation or consideration from the other Party, or any of the other Party's employees or agents in connection with the negotiation of this Agreement or any associated documents.

**40.0 Survival**

40.1 The Parties' obligations under this Agreement which by their nature are intended to continue beyond the termination or expiration of this Agreement shall survive the termination or expiration of this Agreement. Without limiting the general applicability of the foregoing, the following terms and conditions of the General Terms and Conditions are specifically agreed by the Parties to continue beyond the termination or expiration of this Agreement: Section 8.0 above and Section 8.4 above on Termination; 10.6 above on Cash Deposits, Section 10.7 above on Deposit Interest, Section 10.8 above on Drawing on Cash Deposits; Section 11.9 above, Escrow requirements; Sections 11.1 above thru Section 11.6 above on Billing & Payment of Charges; Section 12.0 above on Non Payment and Procedures for Disconnection, Section 14.0 above on Audits, Section 15.0 above on Warranties, Section 17.0 above Indemnity; Section 18.0 above Performance Measures; Section 19.0 above Intellectual Property/License; Section 20.0 above Notices; Section 21.0 above Publicity and Use of Trademarks or Service Marks; Section 22.0 above Confidentiality; 24.0 above Governing Law; Section CALEA Compliance; Section 34.0 above Taxes; Section 35.0 above Non Waivers and Section 42.0 below Amendments and Modifications.

**41.0 Scope of Agreement**

41.1 This Agreement is intended to describe and enable specific Interconnection and compensation arrangements between the Parties. This Agreement is the arrangement under which the Parties may purchase from each other Interconnection Services. Except as agreed upon in writing, neither Party shall be required to provide the other Party a function, facility, product, service or arrangement described in the Act that is not expressly provided herein.

41.2 Except as specifically contained herein or provided by the FCC or any Commission within its lawful jurisdiction, nothing in this Agreement shall be deemed to affect any access charge arrangement.

**42.0 Amendments and Modifications**

42.1 Except as otherwise provided for in this Agreement, no provision of this Agreement shall be deemed amended or modified by either Party unless such an amendment or modification is in writing, dated, and signed by an authorized representative of both Parties.

**43.0 Authority**

43.1 Each of the AT&T-owned ILEC(s) for which this Agreement is executed represents and warrants that it is a corporation or limited partnership duly organized, validly existing and in good standing under the laws of its State of incorporation or formation. Each of the AT&T-owned ILEC(s) for which this Agreement is executed represents and warrants that AT&T Operations, Inc. has full power and authority to execute and deliver this Agreement as agent for that AT&T-owned ILEC. Each of the AT&T-owned ILEC(s) for which this Agreement is executed represents and warrants that it has full power and authority to perform its obligations hereunder.

43.2 CLEC represents and warrants that it is a Texas Chartered Corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. CLEC represents and warrants that it has been or will be certified as a LEC by the Commission(s) prior to submitting any orders hereunder and is or will be authorized to provide the Telecommunications Services contemplated hereunder in the territory contemplated hereunder prior to submission of orders for such Service.

43.3 Each Person whose signature appears below represents and warrants that he or she has authority to bind the Party on whose behalf he or she has executed this Agreement.

## 44.0 Counterparts

44.1 This Agreement may be executed in counterparts. Each counterpart shall be considered an original and such counterparts shall together constitute one and the same instrument.

## 45.0 Entire Agreement

45.1 AT&T-21STATE Only:

45.1.1 The terms contained in this Agreement and any Attachments, Exhibits, Schedules, and Addenda constitute the entire agreement between the Parties with respect to the subject matter hereof, superseding all prior understandings, proposals and other communications, oral or written between the Parties during the negotiations of this Agreement and through the execution and/or Effective Date of this Agreement. This Agreement shall not operate as or constitute a novation of any agreement or contract between the Parties that predates the execution and/or Effective Date of this Agreement.

45.2 AT&T CONNECTICUT Only:

45.2.1 The rates, terms and conditions contained in this Agreement and any Attachments, Exhibits, Schedules, Addenda, Commission-approved tariffs and other documents or instruments referred to herein and incorporated into this Agreement by reference constitute the entire agreement between the Parties with respect to the subject matter hereof, superseding all prior understandings, proposals and other communications, oral or written between the Parties pre-dating the execution of this Agreement; provided, however, that none of the rates, terms or conditions of this Agreement shall be construed to apply in any manner to any period prior to the termination and/or expiration date of any agreement that this Agreement replaces. This Agreement shall not operate as or constitute a novation of any agreement or contract between the Parties that predates the execution and/or Effective Date of this Agreement.

at&t



| **Everybody's Phone Company** | **Southwestern Bell Telephone Company d/b/a AT&T Texas by AT&T Operations, Inc., its authorized agent** |
| --- | --- |
| By: [signature] | By: [signature] |
| Name: STEVEN A BOTTIKO | Name: Eddie A. Reed, Jr. |
| Title: PRESIDENT | Title: Director-Interconnection Agreements |
| Date: 2-16-09 | Date: 2.23.09 |

# ATTACHMENT 02 - RESALE

## Table of Contents

## 1.0 Introduction

1.1 This Attachment sets forth terms and conditions for Resale Services provided by AT&T-22STATE to CLEC.

1.2 To the extent required by Section 251(c)(4) of the Act, AT&T-22STATE shall make available to CLEC for resale at wholesale rates Telecommunications Services that AT&T-22STATE provides at retail to End Users who are not Telecommunications Carriers.

1.3 Each state-specific avoided cost discount applicable to rates paid by CLEC for the resale of Telecommunications Services is referred to herein as a Resale Discount. Where available, Resale Discounts are listed in the Pricing Schedule; if not listed in the Pricing Schedule, the Resale Discount(s) and/or rate(s) as stated or reflected in the applicable Tariff shall apply.

1.4 Except as otherwise expressly provided herein, the state-specific Tariff(s) shall govern the terms, conditions and charges associated with the Telecommunications Services available to CLEC for resale, with the exception of any resale restrictions; provided, however, that any restrictions on further resale by the End User shall continue to apply. Use limitations shall be in parity with services offered by AT&T-22STATE to its End Users.

1.5 Any change to the rates, terms and conditions of any applicable Tariff is automatically incorporated herein and is effective hereunder on the date any such change is effective.

## 2.0 Definitions

2.1 "Special Needs Services" means services for the physically disabled as defined in state-specific Tariffs.

2.2 "Tariff" means the most current state-specific retail and, where available, resale tariff(s) and/or Guidebook(s) (the latter as posted on the AT&T CLEC online website).

## 3.0 General Provisions

3.1 AT&T-22STATE's obligation to provide Resale Services under this Attachment is subject to availability of existing facilities. CLEC may resell Telecommunications Services provided hereunder only in those service areas in which such Resale Services or any feature or capability thereof are concurrently offered to AT&T-22STATE's End Users at retail.

3.2 AT&T-22STATE has no obligation to make services available at the Resale Discount to CLEC for its own use or for the use of one or more of its parent, Affiliates, subsidiaries or similarly-related entities. CLEC shall not use any Resale Service to avoid the rates, terms and conditions of AT&T-22STATE's corresponding retail Tariff(s). Moreover, CLEC shall not use any Resale Service to provide access or interconnection services to itself, interexchange carriers (IXCs), wireless carriers, competitive access providers (CAPs), or other Telecommunications providers; provided, however, that CLEC may permit its End Users to use resold local Exchange telephone service to access IXCs, wireless carriers, CAPs, or other retail Telecommunications providers.

3.3 Notwithstanding any other provision in this Agreement or in any applicable Tariff, once a service has been grandfathered it is available to CLEC for resale at the Resale Discount pursuant to the rates, terms and conditions of the state-specific retail Tariff and only:

- (i) to the same End User and
- (ii) at that End User's existing location, both at the time of grandfathering.

3.4 CLEC shall only sell Plexar®, Centrex and Centrex-like services to a single End User or multiple End User(s) in accordance with the terms and conditions set forth in the Tariff(s) applicable to the state(s) in which service is being offered.

3.5 Except where otherwise explicitly permitted in **AT&T-22STATE**'s Tariff(s), CLEC shall not permit the sharing of a service by multiple End User(s) or the aggregation of traffic from multiple End User(s) onto a single service.

3.6 CLEC shall only resell services provided under this Attachment to the same category of End User(s) to whom **AT&T-22STATE** offers such services (for example, residence service shall not be resold to business End Users).

3.6.1 Where available for Resale in accordance with state-specific Tariffs, CLEC may resell Special Needs Services and/or low income assistance services (e.g., LifeLine and Link-Up) to End Users who are eligible for each such service. To the extent CLEC resells services that require certification on the part of the End User, CLEC shall ensure that the End User meets all the Tariff eligibility requirements, has obtained proper certification, continues to be eligible for the program(s), and complies with all rules and regulations as established by the appropriate Commission and state Tariffs.

3.7 When ordering services that have an eligibility requirement (e.g., available only in a "retention", "winback", or "competitive acquisition" setting), CLEC shall maintain (and provide to **AT&T-22STATE** upon reasonable request) appropriate documentation, including, but not limited to, original end user service order data, evidencing the eligibility of its End Users for such offering or promotion. **AT&T-22STATE** may request up to one (1) audit for each promotion per 12-month period that may cover up to the preceding twenty-four (24) month period.

3.8 Promotions of ninety (90) calendar days or less ("Short-Term Promotions") shall not be available for Resale, whether at the Resale Discount or otherwise; provided, however, that **AT&T-22STATE** shall offer Short-Term Promotions for Resale at no Resale Discount in a particular state if and only to the extent required by Commission order in that state.

3.9 CLEC shall pay the Federal End User Common Line (EUCL) charge and any other appropriate Commission-approved charges, as set forth in the appropriate Tariff(s), for each local exchange line furnished to CLEC under this Attachment.

3.10 To the extent allowable by law, CLEC shall be responsible for both Primary Interexchange Carrier (PIC) and Local Primary IntraLATA Presubscription (LPIC) change charges associated with each local Exchange line furnished to CLEC under this Attachment. CLEC shall pay all charges for PIC and LPIC changes at the rates set forth in the Pricing Schedule or, if any such rate is not listed in the Pricing Schedule, then as set forth in the applicable Tariff.

3.11 If CLEC is in violation of any provision of this Attachment, **AT&T-22STATE** will notify CLEC of the violation in writing ("Resale Notice"). Such Resale Notice shall refer to the specific provision being violated. CLEC will have thirty (30) calendar days to correct the violation and notify **AT&T-22STATE** in writing that the violation has been corrected. **AT&T-22STATE** will bill CLEC a sum equal to:

(i) the charges that would have been billed by **AT&T-22STATE** to CLEC or any Third Party but for the stated violation and

(ii) the actual revenues CLEC billed its End User(s) in connection with the stated violation, whichever is greater.

Should CLEC dispute the stated violation, CLEC must notify **AT&T-22STATE** in writing of the specific details and reasons for its dispute within fourteen (14) calendar days of receipt of the Resale Notice from **AT&T-22STATE** and comply with the Dispute Resolution provisions of the General Terms and Conditions (GT&C) of the Agreement ("Dispute Resolution provisions"). Resolution of any dispute under this Attachment shall also be conducted in compliance with the Dispute Resolution provisions in the GT&C.

3.12 Notwithstanding any other provision of this Agreement, CLEC acknowledges and agrees that the assumption (or resale to similarly-situated end users) of customer specific arrangement contracts, individual case basis contracts, or any other customer specific pricing contract is not addressed in this Agreement and that if CLEC would like to resell such arrangements, it may only do so consistent with applicable law and after negotiating an amendment hereto that establishes the rates, terms and conditions thereof (including, without limitation, the wholesale discount, if any, associated with such resale). Such amendment will only be effective upon written execution by both Parties and approval by the Commission(s).

3.13 Except where otherwise required by law, CLEC shall not, without AT&T-22STATE's prior written authorization, offer the services covered by this Attachment using the trademarks, service marks, trade names, brand names, logos, insignia, symbols or decorative designs of AT&T-22STATE or its Affiliates, nor shall CLEC state or imply that there is any joint business association or similar arrangement with AT&T-22STATE in the provision of Telecommunications Services to CLEC 's End Users.

## 4.0 Responsibilities of Parties

4.1 CLEC shall be responsible for modifying and connecting any of its systems with AT&T-22STATE-provided interfaces, as outlined in Attachment 07 – Operations Support Systems (OSS), and CLEC agrees to abide by AT&T-22STATE procedures for ordering Resale Services. CLEC shall obtain End User authorization as required by applicable federal and state laws and regulations, and assumes responsibility for applicable charges as specified in Section 258(b) of the Act.

4.2 CLEC shall release End User accounts in accordance with the directions of its End Users or an End User's authorized agent. When a CLEC End User switches to another carrier, AT&T-22STATE is free to reclaim the End User or process orders for another carrier, as applicable.

4.3 CLEC will have the ability to report trouble for its End Users to the appropriate AT&T-22STATE maintenance center(s) twenty-four (24) hours a day, seven (7) days a week, or otherwise shall be in parity with the ability offered by AT&T-22STATE to its End Users. CLEC will be assigned Maintenance Center(s) when CLEC 's initial service agreements are made. CLEC End Users calling AT&T-22STATE will be referred to CLEC at the telephone number(s) provided by CLEC to AT&T-22STATE. Nothing herein shall be interpreted to authorize CLEC to repair, maintain, or in any way touch AT&T-22STATE's network facilities, including without limitation those on End User premises.

4.4 CLEC's End Users' activation of Call Trace and annoying call complaints shall be handled by the AT&T-22STATE operations centers responsible for handling such requests. AT&T-22STATE shall notify CLEC of requests by its End Users to provide call records to the proper authorities. Subsequent communication and resolution of each case involving one of CLEC's End Users (whether that End User is the victim or the suspect) will be coordinated through CLEC. AT&T-22STATE shall be indemnified, defended and held harmless by CLEC and/or the End User against any claim, loss or damage arising from providing this information to CLEC. It is the responsibility of CLEC to take the corrective action necessary with its End User who makes annoying calls. Failure to do so will result in AT&T-22STATE taking corrective action, up to and including disconnecting the End User's service.

4.5 CLEC acknowledges that information AT&T-22STATE provides to law enforcement agencies at the agency's direction (e.g., Call Trace data) shall be limited to available billing number and address information. It shall be CLEC's responsibility to provide additional information necessary for any law enforcement agency's investigation.

4.5.1 In addition to any other indemnity obligations in this Agreement, CLEC shall indemnify AT&T-22STATE against any Claim that insufficient information led to inadequate prosecution.

4.5.2 AT&T-22STATE shall handle law enforcement requests in accordance with the Law Enforcement provisions of the GT&C's of the Agreement.

## 5.0 Billing and Payment of Rates and Charges

5.1 CLEC is solely responsible for the payment of all charges for all services furnished under this Attachment, including but not limited to calls originated or accepted at CLEC's location and its End Users' service locations.

5.1.1 Interexchange carried traffic (e.g. sent-paid, information services and alternate operator services messages) received by **AT&T-22STATE** for billing to Resale End User accounts will be returned as unbillable and will not be passed to CLEC for billing. An unbillable code will be returned with those messages to the carrier indicating that the messages were generated by a Resale account and will not be billed by **AT&T-22STATE**.

5.2 **AT&T-22STATE** shall not be responsible for the manner in which utilization of Resale Services or the associated charges are allocated to End Users or others by CLEC. Applicable rates and charges for services provided to CLEC under this Attachment will be billed directly to CLEC and shall be the responsibility of CLEC.

5.2.1 Charges billed to CLEC for all services provided under this Attachment shall be paid by CLEC regardless of CLEC's ability or inability to collect from its End Users for such services.

5.2.2 If CLEC does not wish to be responsible for Alternately Billed Traffic ("ABT"), including but not limited to payment of charges for collect, third number billed, and toll and information services (for example, 900) calls, CLEC must order the appropriate available blocking for lines provided under this Attachment and pay any applicable charges. It is the responsibility of CLEC to order the appropriate toll restriction or blocking on lines resold to End Users. CLEC acknowledges that blocking is not available for certain types of calls, including without limitation 800, 888, 411 and Directory Assistance Express Call Completion. Depending on the origination point, for example, calls originating from correctional facilities, some calls may bypass blocking systems. CLEC acknowledges all such limitations and accepts all responsibility for any charges associated with calls for which blocking is not available and any charges associated with calls that bypass blocking systems. The rates, terms and conditions for ABT can be referenced in Attachment 10 - ABT.

## 6.0 Ancillary Services

6.1 E911 Emergency Service: The terms and conditions for the provision of **AT&T-22STATE** 911 services are contained in Attachment 05 – 911/E911.

6.2 White Pages: The rates, terms and conditions for the provision of White Pages services are contained in White Pages section of Attachment 06 - Customer Information Services.

6.3 Resale Operator Services and Directory Assistance (OS/DA): The rates, terms and conditions for reselling **AT&T-22STATE** OS/DA services are contained in OS/DA section of Attachment 06 - Customer Information Services.

6.4 Payphone Services: CLEC may provide certain local Telecommunications Services to Payphone Service Providers (PSPs) for PSPs' use in providing payphone service. Pay Telephone Service is the only local service available for resale to PSPs. Rates for Pay Telephone Service are established under the provisions of Section 276 of the Federal Telecommunications Act of 1996 and are not subject to a wholesale discount under Section 251(c) (4) of the Act.

## 7.0 Suspension of Service

7.1 See applicable Tariff(s) for rates, terms and conditions regarding Suspension of Service.

7.2 CLEC may offer to resell Customer Initiated Suspension and Restoral Service, as defined in the applicable Tariff(s), to its End Users. This service is not considered a Telecommunications Service and will receive no Resale Discount unless required by Commission order(s).

7.3 **AT&T-22STATE** will offer Suspension of Service to CLEC for the purpose of CLEC initiated suspension of service of the CLEC's End Users. This service is not considered a Telecommunications Service and will receive no Resale Discount, unless required by Commission order(s).

# ATTACHMENT 03 - OPERATIONS SUPPORT SYSTEMS

## Table of Contents

## 1.0 Introduction

1.1 This Attachment sets forth terms and conditions for nondiscriminatory access to Operations Support Systems (OSS) "functions" to CLEC for pre-ordering, ordering, provisioning, maintenance/repair, and billing provided by **AT&T-22STATE**. CLEC represents and covenants that it will only use OSS furnished pursuant to this Agreement for activities related to 251(c)(3) UNEs (as provided in Attachment 13 - 251(c)(3) UNEs, resold services, or other services covered by this Interconnection Agreement ICA Service(s)).

1.2 Should **AT&T-22STATE** no longer be obligated to provide a 251(c)(3) UNE or other ICA Service under the terms of this Agreement, **AT&T-22STATE** shall no longer be obligated to offer access and use of OSS for that ICA Service.

## 2.0 Definitions

2.1 "Service Bureau Provider (SBP)" means a company which has been engaged by a CLEC to act on its behalf for purposes of accessing **AT&T-22STATE** OSS application-to-application interfaces via a dedicated connection over which multiple CLEC's local service transactions are transported.

## 3.0 General Provisions

3.1 **AT&T-22STATE**'s OSS are comprised of systems and processes that are in some cases region-specific (hereinafter referred to as "Regional OSS"). Regional OSS is available only in the regions where such systems and processes are currently operational.

3.2 **AT&T-22STATE** will provide electronic access to OSS via web-based GUIs and application-to-application interfaces. These GUIs and interfaces will allow CLEC to perform pre-order, order, provisioning, maintenance and repair functions. **AT&T-22STATE** will follow industry guidelines and the Change Management Process (CMP) in the development of these interfaces.

3.3 **AT&T-22STATE** will provide all relevant documentation (manuals, user guides, specifications, etc.) regarding business rules and other formatting information, as well as practices and procedures, necessary to handle OSS related requests. All relevant documentation will be readily accessible at AT&T's CLEC Online website. Documentation may be amended by **AT&T-22STATE** in its sole discretion from time to time. All Parties agree to abide by the procedures contained in the then-current documentation.

3.4 **AT&T-22STATE**'s OSS are designed to accommodate requests for both current and projected demands of CLEC and other CLECs in the aggregate.

3.5 CLEC shall advise **AT&T-22STATE** no less than seven (7) Business Days in advance of any anticipated ordering volumes above CLEC's normal average daily volumes.

3.6 It is the sole responsibility of CLEC to obtain the technical capability to access and utilize **AT&T-22STATE**'s OSS interfaces. All hardware and software requirements for the applicable **AT&T-22STATE** Regional OSS are specified on AT&T's CLEC Online website.

3.7 CLEC must access the **AT&T-22STATE** OSS interfaces as indicated in the connectivity specifications and methods set forth on AT&T's CLEC Online website.

3.8 Prior to initial use of **AT&T-22STATE**'s Regional OSS, CLEC shall attend and participate in implementation meetings to discuss CLEC access plans in detail and schedule testing.

3.9 The technical support function of electronic OSS interfaces can be accessed via the AT&T CLEC Online website. CLEC will also provide a single point of contact for technical issues related to CLEC's use of **AT&T-22STATE**'s electronic interfaces.

3.10 CLEC agrees that there may be Resale service and 251(c)(3) UNEs available on a regional basis and that such regional offering may only be ordered where they are made available in accordance with Resale or 251(c)(3)UNE Attachments. Moreover, CLEC shall not be permitted to order ICA Services unless CLEC has a right, under this Agreement, to order such service.

3.11 **AT&T-22STATE** shall provide nondiscriminatory access to OSS processes. When OSS processes are not available electronically, **AT&T-22STATE** shall make manual processes available.

3.12 The Parties agree that a collaborative CMP will be used to manage changes to existing interfaces, introduction of new interfaces and retirement of interfaces. The CMP will cover changes to **AT&T-22STATE**'s electronic interfaces, **AT&T-22STATE**'s CLEC testing environment, associated manual process improvements, and relevant documentation. The process will define a procedure for resolution of CMP disputes.

3.13 Due to enhancements and on-going development of access to **AT&T-22STATE** CLEC OSS functions, certain interfaces may be modified, may be temporarily unavailable or may be phased out after execution of this Agreement. **AT&T-22STATE** shall provide proper notice of interface phase-out in accordance with CMP.

3.14 The Parties agree to provide one another with toll-free contact numbers for the purpose of addressing ordering, provisioning and maintenance of services issues. Contact numbers for maintenance/repair of services shall be staffed twenty-four (24) hours per day, seven (7) days per week.

3.15 Proper Use of OSS Interfaces

3.15.1 CLEC shall use **AT&T-22STATE** electronic interfaces, as described herein, exclusively for the purposes specifically provided herein. In addition, CLEC agrees that such use will comply with **AT&T-22STATE**'s Data Connection Security Requirements as identified in Section 9.0 below of this Attachment. Failure to comply with the requirements of this Attachment, including such security guidelines, may result in forfeiture of electronic access to OSS functionality. In addition, CLEC shall be responsible for and indemnifies **AT&T-22STATE** against any cost, expense or liability relating to any unauthorized entry or access into, or use or manipulation of **AT&T-22STATE**'s OSS from CLEC systems, workstations or terminals or by CLEC employees, agents, or any Third Party gaining access through information and/or facilities obtained from or utilized by CLEC and shall pay **AT&T-22STATE** for any and all damages caused by such unauthorized entry.

3.15.2 CLEC's access to pre-order functions will only be used to view Customer Proprietary Network Information (CPNI) of another carrier's End User where CLEC has obtained an authorization from the End User for release of CPNI.

3.15.2.1 CLEC must maintain records of individual End Users' authorizations for change in local Exchange Service and release of CPNI which adhere to all requirements of state and federal law, as applicable.

3.15.2.2 CLEC is solely responsible for determining whether proper authorization has been obtained and holds **AT&T-22STATE** harmless from any loss on account of CLEC's failure to obtain proper CPNI consent from an End User. The Parties agree not to view, copy, or otherwise obtain access to the customer record information about any other carriers' End Users without proper permission. CLEC will obtain access to End User customer record information only in strict compliance with applicable laws, rules, or regulations of the state in which the service is provided.

3.15.3 **AT&T-22STATE** shall be free to connect an End User to any CLEC based upon that CLEC's request and that CLEC's assurance that proper End User authorization has been obtained. CLEC shall make any such authorization it has obtained available to **AT&T-22STATE** upon request and at no charge.

3.15.4 By using electronic interfaces to access OSS functions, CLEC agrees to perform accurate and correct ordering of ICA Services. CLEC is also responsible for all actions of its employees using any of **AT&T-22STATE**'s OSS. As such, CLEC agrees to accept and pay all reasonable costs or expenses, including labor costs, incurred by **AT&T-22STATE** caused by any and all inaccurate ordering or usage of the OSS, if such costs are not already recovered through other charges assessed by **AT&T-22STATE** to CLEC. In addition, CLEC agrees to indemnify and hold **AT&T-22STATE** harmless against any claim made by an End User of CLEC or Third Parties against **AT&T-22STATE** caused by or related to CLEC's use of any **AT&T-22STATE** OSS.

3.15.5 In the event **AT&T-22STATE** has good cause to believe that CLEC has used **AT&T-22STATE** OSS in a way that conflicts with this Agreement or Applicable Law, **AT&T-22STATE** shall give CLEC written Notice describing the alleged misuse ("Notice of Misuse"). CLEC shall immediately refrain from the alleged misuse until such time that CLEC responds in writing to the Notice of Misuse, which CLEC shall provide to **AT&T-22STATE** within twenty (20) calendar days after receipt of the Notice of Misuse. In the event CLEC agrees with the allegation of misuse, CLEC shall refrain from the alleged misuse during the term of this Agreement.

3.15.6 In the event CLEC does not respond to the Notice of Misuse or does not agree that the CLEC's use of **AT&T-22STATE** OSS is inconsistent with this Agreement or Applicable Law, then the Parties agree to the following steps:

3.15.6.1 If such misuse involves improper access of pre-order applications or involves a violation of the security guidelines contained herein, or negatively affects another OSS user's ability to use OSS, CLEC shall continue to refrain from using the particular OSS functionality in the manner alleged by **AT&T-22STATE** to be improper, until CLEC has implemented a mutually agreeable remedy to the alleged misuse.

3.15.6.2 To remedy the misuse for the balance of the Agreement, the Parties will work together as necessary to mutually determine a permanent resolution for the balance of the term of the Agreement.

3.16 In order to determine whether CLEC has engaged in the alleged misuse described in the Notice of Misuse, **AT&T-22STATE** shall have the right to conduct an audit of CLEC's use of the **AT&T-22STATE** OSS. Such audit shall be limited to auditing those aspects of CLEC's use of the **AT&T-22STATE** OSS that relate to the allegation of misuse as set forth in the Notice of Misuse. **AT&T-22STATE** shall give ten (10) calendar days advance written Notice of its intent to audit CLEC ("Audit Notice") under this Section, and shall identify the type of information needed for the audit. Such Audit Notice may not precede the Notice of Misuse. Within a reasonable time following the Audit Notice, but no less than fourteen (14) calendar days after the date of the Audit Notice (unless otherwise agreed by the Parties), CLEC shall provide **AT&T-22STATE** with access to the requested information in any reasonably requested format, at an appropriate CLEC location, unless otherwise agreed to by the Parties. The audit shall be at **AT&T-22STATE**'s expense. All information obtained through such an audit shall be deemed proprietary and/or confidential and subject to confidential treatment without necessity for marking such information confidential. **AT&T-22STATE** agrees that it shall only use employees or outside parties to conduct the audit who do not have marketing, strategic analysis, competitive assessment or similar responsibilities within **AT&T-22STATE**. If CLEC fails to cooperate in the audit, **AT&T-22STATE** reserves the right to terminate CLEC's access to electronic processes.

## 4.0 Pre-Ordering

4.1 AT&T-22STATE Regional OSS are available in order that CLEC can perform the pre-ordering functions for ICA Services, including but not limited to:

4.1.1 Service address validation

4.1.2 Telephone number selection

4.1.3 Service and feature availability

4.1.4 Due date information

4.1.5 Customer service information

4.1.6 Loop makeup information

4.2 Complete Regional OSS pre-order functions may be found on AT&T's CLEC Online website.

4.3 CLEC shall provide AT&T-22STATE with access to End User record information, including circuit numbers associated with each telephone number where applicable. CLEC shall provide such information within four (4) hours after requested via electronic access where available. If electronic access is not available, CLEC shall provide to AT&T-22STATE paper copies of End User record information, including circuit numbers associated with each telephone number where applicable. CLEC shall provide such End User service records within twenty-four (24) hours of a valid request, exclusive of Saturdays, Sundays and holidays.

4.4 Data validation files provided are described on the AT&T CLEC Online website. These files provide an alternate method of acquiring pre-ordering information that is considered relatively static and are available via the pre-order GUI, AT&T's CLEC Online website, or other distribution methods.

## 5.0 Ordering

5.1 AT&T-22STATE will provide ordering functionality. To order any ICA Services CLEC will format a Local Service Request (LSR) to identify the features, services or elements CLEC is requesting AT&T-22STATE to provision in accordance with applicable AT&T-22STATE ordering requirements and other terms and conditions of this Agreement. Ordering requirements are located on AT&T's CLEC Online website.

5.2 In ordering and provisioning, Unbundled Dedicated Transport (UDT) and local Interconnection trunks, CLEC and AT&T-22STATE will use industry Access Service Request (ASR) guidelines, based upon AT&T-22STATE ordering requirements. AT&T-22STATE's ASR guidelines are located on AT&T's CLEC Online website.

5.3 AT&T-22STATE product/service intervals are located on AT&T's CLEC Online website.

5.4 AT&T-22STATE shall return a Firm Order Confirmation (FOC) in accordance with the applicable performance intervals. CLEC shall provide to AT&T-22STATE an FOC per the guidelines located on AT&T's CLEC Online website.

5.5 When an AT&T-22STATE provided ICA Service is replaced by CLEC's facility-based service using any AT&T-22STATE provided ICA Services, CLEC shall issue appropriate service requests, to both disconnect the existing service and order ICA Services. These requests will be processed by AT&T-22STATE, and CLEC will be charged the applicable service order charge(s), in addition to the recurring and nonrecurring charges for each individual ICA Service and cross-connect ordered. Similarly, when an End User is served by one CLEC using AT&T-22STATE provided ICA Services is converted to another CLEC's service using any AT&T-22STATE provided ICA Services, the requesting CLEC shall issue appropriate service requests to both disconnect the existing service and connect new service to the requesting CLEC End User. These requests will be processed by AT&T-22STATE and the CLEC will be charged the applicable service order charge(s), in addition to the recurring and nonrecurring charges for each individual ICA Service and cross-connect ordered.

5.6 AT&T-22STATE shall bill to CLEC an LSR charge and/or appropriate service order charges based on the manner in which the order is submitted (e.g. manually, semi-mechanized, mechanized) at the rate set forth in the applicable Pricing Schedule, and/or applicable tariffs, price list or service guides to this Agreement for each LSR submitted. An individual LSR will be identified for billing purposes by its Purchase Order Number (PON).

5.7 The Commissions, in some states, have ordered per element manual additive nonrecurring charges for ICA Services ordered by means other than one of the interactive interfaces ("Additional Charges"). Additional Charges shall charges will apply in these states as set forth in the applicable Pricing Schedule, and/or applicable tariffs, price list or service guides.

## 6.0 Provisioning

6.1 AT&T-22STATE will provide to CLEC nondiscriminatory provisioning of ICA Services. Access to order status and provisioning order status is available via the regional pre-ordering and ordering GUIs, AT&T's CLEC Online website, and application-to-application interfaces.

6.2 AT&T-22STATE shall provision services during its regular working hours. To the extent CLEC requests provisioning of service to be performed outside AT&T-22STATE's regular working hours, or the work so requested requires AT&T-22STATE's technicians or project managers to work outside of regular working hours, AT&T-22STATE will assess overtime charges set forth in the Pricing Schedule/AT&T-22STATE's intrastate Access Services Tariff.

6.3 In the event AT&T-22STATE must dispatch to the End User's location more than once for provisioning of ICA Services due to incorrect or incomplete information provided by CLEC (e.g., incomplete address, incorrect contact name/number, etc.), AT&T-22STATE will bill CLEC for each additional dispatch required to provision the circuit due to the incorrect/incomplete information provided. AT&T-22STATE will assess the Maintenance of Service Charge/Trouble Determination Charge/Trouble Location Charge/Time and Material Charges/Additional Labor Charges from the applicable Pricing Schedule, and/or applicable tariffs, price list or service guides.

6.4 Cancellation Charges:

6.4.1 If CLEC cancels an order for ICA Services subsequent to AT&T-22STATE's generation of a service order, any costs incurred by AT&T-22STATE in conjunction with provisioning of services as requested on the cancelled LSR will be recovered in accordance with the cancellation methodology set forth in the Cancellation Charge Percentage Chart found on AT&T CLEC Online website. In addition, AT&T-22STATE reserves the right to assess cancellation charges if CLEC fails to respond within nine (9) Business Days to a Missed Appointment order notification.

6.4.1.1 Notwithstanding the foregoing, if CLEC places an LSR based upon AT&T-22STATE's loop makeup information, and such information is inaccurate resulting in the inability of AT&T-22STATE to provision the ICA Services requested and another spare compatible facility cannot be found with the transmission characteristics of the ICA Services originally requested, cancellation charges shall not apply. Where CLEC places a single LSR for multiple ICA Services based upon loop makeup information, and information as to some, but not all, of the ICA Services is inaccurate, if AT&T-22STATE cannot provision the ICA Services that were the subject of the inaccurate loop makeup information, CLEC may cancel its request for those ICA Services without incurring cancellation charges. In such instance, should CLEC elect to cancel the entire LSR, cancellation charges as shall apply to those ICA Services that were not the subject of inaccurate loop makeup.

6.5 Expedite Charges:

6.5.1 For Expedite requests by CLEC, charges from the Pricing Schedule or Connecticut Access Service Tariff will apply for intervals less than the standard interval as outlined on the AT&T CLEC Online website.

6.6 Order Modification Charges:

6.6.1 If CLEC modifies an order after being sent a FOC from **AT&T-22STATE**, the Order Modification Charge (OMC) or Order Modification Charge Additional Dispatch (OMCAD) will be accessed from the Pricing Schedule as applicable .

## 7.0 Maintenance/Repair

7.1 **AT&T-22STATE** will provide CLEC with access to electronic interfaces for the purpose of reporting and monitoring trouble.

7.2 The methods and procedures for trouble reporting outlined on the AT&T CLEC Online website shall be used.

7.3 **AT&T-22STATE** will maintain, repair and/or replace ICA Services in accordance with the FCC requirements and applicable tariffs.

7.4 CLEC shall make available at mutually agreeable times the 251(c)(3) UNEs provided pursuant to this Agreement in order to permit **AT&T-22STATE** to test and make adjustments appropriate for maintaining the 251(c)(3) UNEs in satisfactory operating condition. No credit will be allowed for any interruptions involved during such testing and adjustments.

7.5 Neither CLEC or its End Users shall rearrange, move, disconnect, remove or attempt to repair any facilities owned by **AT&T-22STATE** except with the prior written consent of **AT&T-22STATE**.

7.6 CLEC will be responsible for testing and isolating troubles on ICA Services. CLEC must test and isolate trouble to the **AT&T-22STATE** network before reporting the trouble to the Maintenance Center. Upon request from **AT&T-22STATE** at the time of the trouble report, CLEC will be required to provide the results of the CLEC test isolating the trouble to the **AT&T-22STATE** network.

7.7 For all ICA Services repair requests, CLEC shall adhere to **AT&T-22STATE**'s prescreening guidelines prior to referring the trouble to **AT&T-22STATE**.

7.8 CLEC will contact the appropriate **AT&T-22STATE** repair centers in accordance with procedures established by **AT&T-22STATE**.

7.9 **AT&T-22STATE** reserves the right to contact CLEC's End Users, if deemed necessary, for provisioning or maintenance purposes.

7.10 Repair requests are billed in accordance with the provisions of this Agreement. If CLEC reports a trouble on a **AT&T-22STATE** ICA Service and no trouble is found in **AT&T-22STATE**'s network, **AT&T-22STATE** will charge CLEC a Maintenance of Service Charge/Trouble Determination Charge/Trouble Location Charge/Time and Material Charges/Additional Labor Charges for any dispatching and testing (both inside and outside the Central Office) required by **AT&T-22STATE** in order to confirm the working status. **AT&T-22STATE** will assess these charges at the rates set forth in the Pricing Schedule and/or applicable tariffs.

7.11 In the event **AT&T-22STATE** must dispatch to an End User's location more than once for repair or maintenance of ICA Services due to incorrect or incomplete information provided by CLEC (e.g., incomplete address, incorrect contact name/number, etc.), **AT&T-22STATE** will bill CLEC for each additional dispatch required to repair the circuit due to the incorrect/incomplete information provided. **AT&T-22STATE** will assess the Maintenance of Service Charge/Trouble Determination Charge/Trouble Location Charge/Time and Material Charges/Additional Labor Charges at the rates set forth in the Pricing Schedule.

7.12 CLEC shall pay Time and Material charges when **AT&T-22STATE** dispatches personnel and the trouble is in equipment or communications systems provided an entity by other than **AT&T-22STATE** or in detariffed CPE provided by **AT&T-22STATE**, unless covered under a separate maintenance agreement.

7.13 CLEC shall pay Maintenance of Service charges when the trouble clearance did not otherwise require dispatch, but dispatch was requested for repair verification or cooperative testing, and the circuit did not exceed maintenance limits.

7.14 If CLEC issues a trouble report allowing **AT&T-22STATE** access to End User's premises and **AT&T-22STATE** personnel are dispatched but denied access to the premises, then Time and Material charges will apply for the period of time that **AT&T-22STATE** personnel are dispatched. Subsequently, if **AT&T-22STATE** personnel are allowed access to the premises, these charges will still apply.

7.15 Time and Material charges apply on a first and additional basis for each half-hour or fraction thereof. If more than one technician is dispatched in conjunction with the same trouble report, the total time for all technicians dispatched will be aggregated prior to the distribution of time between the "First Half Hour or Fraction Thereof" and "Each Additional Half Hour or Fraction Thereof" rate categories. Basic Time is work-related efforts of **AT&T-22STATE** performed during normally scheduled working hours on a normally scheduled workday. Overtime is work-related efforts of **AT&T-22STATE** performed on a normally scheduled workday, but outside of normally scheduled working hours. Premium Time is work related efforts of **AT&T-22STATE** performed other than on a normally scheduled workday.

7.15.1 If CLEC requests or approves an **AT&T-22STATE** technician to perform services in excess of or not otherwise contemplated by the nonrecurring charges herein, CLEC will pay Time and Material charges for any additional work to perform such services, including requests for installation or other work outside of normally scheduled working hours.

## 8.0 Billing

8.1 **AT&T-22STATE** will provide to CLEC nondiscriminatory access to associated billing information as necessary to allow CLEC to perform billing functions.

8.1.1 The charges for bill data are dependent upon the manner in which such bill data is delivered to CLEC.

8.1.1.1 CLEC agrees to pay the applicable rates set forth in the Pricing Schedule.

## 9.0 Data Connection Security Requirements

9.1 CLEC agrees to comply with **AT&T-22STATE** data connection security procedures, including but not limited to procedures on joint security requirements, information security, user identification and authentication, network monitoring, and software integrity. These procedures are set forth on the AT&T CLEC Online website.

9.2 CLEC agrees that interconnection of CLEC data facilities with **AT&T-22STATE** data facilities for access to OSS will be in compliance with **AT&T-22STATE**'s "Competitive Local Exchange Carrier (CLEC) Operations Support System Interconnection Procedures" document current at the time of initial connection to **AT&T-22STATE** and available on the AT&T CLEC Online website.

9.3 Joint Security Requirements:

9.3.1 Both Parties will maintain accurate and auditable records that monitor user authentication and machine integrity and confidentiality (e.g., password assignment and aging, chronological logs configured, system accounting data, etc.).

9.3.2 Both Parties shall maintain accurate and complete records detailing the individual data connections and systems to which they have granted the other Party access or interface privileges. These records will include, but are not limited to, user ID assignment, user request records, system configuration, time limits of user access or system interfaces. These records should be kept until the termination of this Agreement or the termination of the requested access by the identified individual. Either Party may initiate a compliance review of the connection records to verify that only the agreed to connections are in place and that the connection records are accurate.

9.3.3 CLEC shall immediately notify **AT&T-22STATE** when an employee user ID is no longer valid (e.g. employee termination or movement to another department).

9.3.4 The Parties shall use an industry standard virus detection software program at all times. The Parties shall immediately advise each other by telephone upon actual knowledge that a virus or other malicious code has been transmitted to the other Party.

9.3.5 All physical access to equipment and services required to transmit data will be in secured locations. Verification of authorization will be required for access to all such secured locations. A secured location is where walls and doors are constructed and arranged to serve as barriers and to provide uniform protection for all equipment used in the data connections which are made as a result of the user's access to either the CLEC's or **AT&T-22STATE**'s network. At a minimum, this shall include access doors equipped with card reader control or an equivalent authentication procedure and/or device, and egress doors which generate a real-time alarm when opened and which are equipped with tamper resistant and panic hardware as required to meet building and safety standards.

9.3.6 The Parties shall maintain accurate and complete records on the card access system or lock and key administration to the rooms housing the equipment utilized to make the connection(s) to the other Party's network. These records will include management of card or key issue, activation or distribution and deactivation.

9.4 Additional Responsibilities of the Parties:

9.4.1 Modem/DSU Maintenance and Use Policy:

9.4.1.1 To the extent the access provided hereunder involves the support and maintenance of CLEC equipment on **AT&T-22STATE**'s premises, such maintenance will be provided under the terms of the Competitive Local Exchange Carrier (CLEC) Operations Support System Interconnection Procedures" document cited in Section 9.2 above.

9.4.2 Monitoring:

9.4.2.1 Each Party will monitor its own network relating to any user's access to the Party's networks, processing systems, and applications. This information may be collected, retained, and analyzed to identify potential security risks without notice. This information may include, but is not limited to, trace files, statistics, network addresses, and the actual data or screens accessed or transferred.

9.4.3 Each Party shall notify the other Party's security organization immediately upon initial discovery of actual or suspected unauthorized access to, misuse of, or other "at risk" conditions regarding the identified data facilities or information. Each Party shall provide a specified point of contact. If either Party suspects unauthorized or inappropriate access, the Parties shall work together to isolate and resolve the problem.

9.4.4 In the event that one (1) Party identifies inconsistencies or lapses in the other Party's adherence to the security provisions described herein, or a discrepancy is found, documented, and delivered to the non-complying Party, a corrective action plan to address the identified vulnerabilities must be provided by the non-complying Party within thirty (30) calendar days of the date of the identified inconsistency. The corrective action plan must identify what will be done, the Party accountable/responsible, and the proposed compliance date. The non-complying Party must provide periodic status reports (minimally monthly) to the other Party's security organization on the implementation of the corrective action plan in order to track the work to completion.

9.4.5 In the event there are technological constraints or situations where either Party's corporate security requirements cannot be met, the Parties will institute mutually agreed upon alternative security controls and safeguards to mitigate risks.

9.4.6 All network-related problems will be managed to resolution by the respective organizations, CLEC or **AT&T-22STATE**, as appropriate to the ownership of a failed component. As necessary, CLEC and **AT&T-22STATE** will work together to resolve problems where the responsibility of either Party is not easily identified.

9.5 Information Security Policies and Guidelines for Access to Computers, Networks and Information by Non-Employee Personnel:

9.5.1 Information security policies and guidelines are designed to protect the integrity, confidentiality and availability of computer, networks and information resources. Section 9.6 below through Section 9.12 below inclusive summarizes the general policies and principles for individuals who are not employees of the Party that provides the computer, network or information, but have authorized access to that Party's systems, networks or information. Questions should be referred to CLEC or **AT&T-22STATE**, respectively, as the providers of the computer, network or information in question.

9.5.2 It is each Party's responsibility to notify its employees, contractors and vendors who will have access to the other Party's network, on the proper security responsibilities identified within this Attachment. Adherence to these policies is a requirement for continued access to the other Party's systems, networks or information. Exceptions to the policies must be requested in writing and approved by the other Party's information security organization.

9.6 General Policies:

9.6.1 Each Party's resources are for approved this Agreement's business purposes only.

9.6.2 Each Party may exercise at any time its right to inspect, record, and/or remove all information contained in its systems, and take appropriate action should unauthorized or improper usage be discovered.

9.6.3 Individuals will only be given access to resources that they are authorized to receive and which they need to perform their job duties. Users must not attempt to access resources for which they are not authorized.

9.6.4 Authorized users shall not develop, copy or use any program or code which circumvents or bypasses system security or privilege mechanism or distorts accountability or audit mechanisms.

9.6.5 Actual or suspected unauthorized access events must be reported immediately to each Party's security organization or to an alternate contact identified by that Party. Each Party shall provide its respective security contact information to the other.

9.7 User Identification:

9.7.1 Access to each Party's corporate resources will be based on identifying and authenticating individual users in order to maintain clear and personal accountability for each user's actions.

9.7.2 User identification shall be accomplished by the assignment of a unique, permanent user ID, and each user ID shall have an associated identification number for security purposes.

9.7.3 User IDs will be revalidated on a monthly basis.

9.8 User Authentication:

9.8.1 Users will usually be authenticated by use of a password. Strong authentication methods (e.g. one-time passwords, digital signatures, etc.) may be required in the future.

9.8.2 Passwords must not be stored in script files.

9.8.3 Passwords must be entered by the user.

9.8.4 Passwords must be at least six (6) to eight (8) characters in length, not blank or a repeat of the user ID; contain at least one (1) letter, and at least one (1) number or special character must be in a position other than the first or last position. This format will ensure that the password is hard to guess. Most systems are capable of being configured to automatically enforce these requirements. Where a system does not mechanically require this format, the users must manually follow the format.

9.8.5 Systems will require users to change their passwords regularly (usually every thirty-one (31) days).

9.8.6 Systems are to be configured to prevent users from reusing the same password for six (6) changes/months.

9.8.7 Personal passwords must not be shared. Any user who has shared his password is responsible for any use made of the password.

9.9 Access and Session Control:

9.9.1 Destination restrictions will be enforced at remote access facilities used for access to OSS Interfaces. These connections must be approved by each Party's corporate security organization.

9.9.2 Terminals or other input devices must not be left unattended while they may be used for system access. Upon completion of each work session, terminals or workstations must be properly logged off.

9.10 User Authorization:

9.10.1 On the destination system, users are granted access to specific resources (e.g. databases, files, transactions, etc.). These permissions will usually be defined for an individual user (or user group) when a user ID is approved for access to the system.

9.11 Software and Data Integrity:

9.11.1 Each Party shall use a comparable degree of care to protect the other Party's software and data from unauthorized access, additions, changes and deletions as it uses to protect its own similar software and data. This may be accomplished by physical security at the work location and by access control software on the workstation.

9.11.2 All software or data shall be scanned for viruses before use on a Party's corporate facilities that can be accessed through the direct connection or dial up access to OSS interfaces.

9.11.3 Unauthorized use of copyrighted software is prohibited on each Party's corporate systems that can be accessed through the direct connection or dial up access to OSS Interfaces.

9.11.4 Proprietary software or information (whether electronic or paper) of a Party shall not be given by the other Party to unauthorized individuals. When it is no longer needed, each Party's proprietary software or information shall be returned by the other Party or disposed of securely. Paper copies shall be shredded. Electronic copies shall be overwritten or degaussed.

9.12 Monitoring and Audit:

9.12.1 To deter unauthorized access events, a warning or no trespassing message will be displayed at the point of initial entry (i.e., network entry or applications with direct entry points). Each Party should have several approved versions of this message. Users should expect to see a warning message similar to this one:

> *"This is a(n) (AT&T or CLEC) system restricted to Company official business and subject to being monitored at any time. Anyone using this system expressly consents to such monitoring and to any evidence of unauthorized access, use, or modification being used for criminal prosecution."*

9.12.2 After successful authentication, each session will display the last logon date/time and the number of unsuccessful logon attempts. The user is responsible for reporting discrepancies.

**10.0 <u>Miscellaneous</u>**

10.1 To the extent **AT&T-22STATE** seeks to recover costs associated with OSS system access and connectivity, **AT&T-22STATE** shall not be foreclosed from seeking recovery of such costs via negotiation, arbitration, or generic proceeding during the term of this Agreement.

10.2 Unless otherwise specified herein, charges for the use of **AT&T-22STATE**'s OSS, and other charges applicable to pre-ordering, ordering, provisioning and maintenance and repair, shall be at the applicable rates set forth in the Pricing Schedule.

10.3 Single Point of Contact:

10.3.1 CLEC will be the single point of contact with **AT&T-22STATE** for ordering activity for ICA Services used by CLEC to provide services to its End Users, except that **AT&T-22STATE** may accept a request directly from another CLEC, or **AT&T-22STATE**, acting with authorization of the affected End User. Pursuant to a request from another carrier, **AT&T-22STATE** may disconnect any ICA Service being used by CLEC to provide service to that End User and may reuse such network elements or facilities to enable such other carrier to provide service to the End User. **AT&T-22STATE** will notify CLEC that such a request has been processed but will not be required to notify CLEC in advance of such processing.

10.4 Use of Facilities:

10.4.1 When an End User of CLEC elects to discontinue service and to transfer service to another LEC, including **AT&T-22STATE**, **AT&T-22STATE** shall have the right to reuse the facilities provided to CLEC, regardless of whether those facilities are provided as ICA Services, and regardless of whether the End User served with such facilities has paid all charges to CLEC or has been denied service for nonpayment or otherwise. **AT&T-22STATE** will notify CLEC that such a request has been processed after the disconnect order has been completed.

10.5 **AT&T-22STATE** will provide loss notifications to CLEC. This notification alerts CLEC that a change requested by another Telecommunications provider has/or may result in a change in the Local Service Provider associated with a given telephone number. It will be provided via the ordering GUI and application-to-application interfaces and AT&T's CLEC Online website, as applicable.

**11.0 Service Bureau Provider Arrangements for Shared Access to OSS**

11.1 Notwithstanding any language in this Agreement regarding access to OSS to the contrary, CLEC shall be permitted to access **AT&T-22STATE** OSS via a Service Bureau Provider as follows:

11.1.1 CLEC shall be permitted to access **AT&T-22STATE** application-to-application OSS interfaces, via a Service Bureau Provider where CLEC has entered into an agency relationship with such Service Bureau Provider, and the Service Bureau Provider has executed an Agreement with **AT&T-22STATE** to allow Service Bureau Provider to establish access to and use of **AT&T-22STATE**'s OSS.

11.1.2 CLEC's use of a Service Bureau Provider shall not relieve CLEC of the obligation to abide by all terms and conditions of this Agreement. CLEC must ensure that its agent properly performs all OSS obligations of CLEC under this Agreement, which CLEC delegates to Service Bureau Provider.

11.1.3 It shall be the obligation of CLEC to provide Notice in accordance with the Notice provisions of the General Terms and Conditions of this Agreement whenever it establishes an agency relationship with a Service Bureau Provider or terminates such a relationship. **AT&T-22STATE** shall have a reasonable transition time to establish a connection to a Service Bureau Provider once CLEC provides Notice. Additionally, **AT&T-22STATE** shall have a reasonable transition period to terminate any such connection after Notice from CLEC that it has terminated its agency relationship with a Service Bureau Provider.

11.2 **AT&T-22STATE** shall not be obligated to pay liquidated damages or assessments for noncompliance with a performance measurement to the extent that such noncompliance was the result of actions or events beyond **AT&T-22STATE**'s control associated with Third Party systems or equipment including systems, equipment and services provided by a Service Bureau Provider (acting as CLEC's agent for connection to **AT&T-22STATE**'s OSS) which could not be avoided by **AT&T-22STATE** through the exercise of reasonable diligence or delays or other problems resulting from actions of a Service Bureau Provider, including Service Bureau provided processes, services, systems or connectivity.

# ATTACHMENT 04 - CUSTOMER INFORMATION SERVICES

## Table of Contents

## 1.0 Introduction

1.1 The following services are provided as Customer Information Services – Operator Services/Directory Assistance (OS/DA), Inward Assistance Operator Services (INW), Directory Assistance Listings (DAL) and White Pages.

1.2 OS/DA:

1.2.1 This Attachment sets forth the rates, terms and conditions under which the Parties shall jointly carry out OS and DA on a wholesale basis for CLEC End Users residing in **AT&T-22STATE**'s local Exchange territory, regardless of whether CLEC is serving its End Users via:

1.2.1.1 CLEC's own physical Switches,

1.2.1.2 Resale of **AT&T-22STATE** Retail OS/DA service, or

1.2.1.3 Leased Local Circuit Switching from **AT&T-22STATE**

1.2.2 CLEC shall be the retail OS/DA provider to its End Users, and **AT&T-22STATE** shall be the wholesale provider of OS/DA operations to CLEC. **AT&T-22STATE** shall answer CLEC's End User OS/DA calls on CLEC's behalf, as follows:

1.2.2.1 When the End User dials 0- or 0+ the Telephone Number, **AT&T-22STATE** shall provide the Operator Services described in Section 3.4 below. CLEC is free to set its own retail OS/DA rates, and CLEC therefore acknowledges its responsibility (a) to obtain End User agreement to the OS/DA retail rates (i.e. by tariff or contract), and (b) to obtain any necessary regulatory approvals for its OS/DA retail rates.

1.2.2.2 In response to End User inquiries about OS/DA rates, where technically feasible, **AT&T-22STATE** operators shall quote CLEC retail OS/DA rates, provided by CLEC (see Section 3.6 below). If further inquiries are made about rates, billing and/or other "business office" questions, **AT&T-22STATE**'s OS/DA operators shall direct the calling Party's inquiries to a CLEC-provided contact number (also see Section 3.6 below).

1.2.3 CLEC shall pay the applicable OS/DA rates found in the Pricing Schedule based upon CLEC's status as a Facilities-Based CLEC or a reseller. Provided however, CLEC may serve both as a reseller and as a facilities-based provider, and CLEC may convert facilities-based End Users to Resale service, or vice versa, as described below in Section 3.6.8 below.

1.2.3.1 CLEC acknowledges and understands that wholesale OS/DA rates differ between Resale and facilities-based service, and that both types of OS/DA wholesale rates are listed in the Pricing Schedule.

1.2.3.2 Billing and payment details, including the assessment of late payment charges for unpaid balances, are governed by the General Terms and Conditions in this Agreement.

1.3 INW:

1.3.1 This Attachment also sets forth terms and conditions for INW for Facility-Based CLECs.

1.3.2 Where technically feasible and available, the **AT&T-22STATE** INW operator will provide the Busy Line Verification (BLV) service and Busy Line Verification/Interrupt (BLV/I) service when reached by an operator dialing the appropriate Toll Center Code in addition to the inward code.

1.4 DAL:

1.4.1 This Attachment sets forth terms and conditions for which CLEC agrees to purchase DAL information as provided by **AT&T-22STATE**.

1.5 White Pages:

1.5.1 This Attachment sets forth terms and conditions that apply to switched-based CLECs for subscriber listing information in White Page directories provided by **AT&T-22STATE** owned ILEC and the CLEC.

## 2.0 Definitions

2.1 "CLEC Subscriber" means CLEC End User, as End User is defined in the General Terms and Conditions of this Agreement.

2.2 "General Assistance" means a service in which an operator calls the INW operator seeking assistance in dialing a number. For example, the assistance could be required for attempting to dial a number where a 'no ring' condition has been encountered.

2.3 "Busy Line Verification (BLV)" means a service in which an operator asks the INW operator to verify a conversation in progress.

2.4 "Busy Line Verification/Interrupt (BLV/I)" means a service in which an operator asks the INW operator to interrupt a conversation in progress, to determine if one of the parties is willing to speak to the caller requesting the interrupt.

2.5 "Toll Center Code" means the three digit Access Tandem Code (ATC) code that uniquely identifies a tandem switch in the Local Exchange Routing Guide (LERG) designated as providing access to operator services functions. An operator dials the appropriate area code + ATC + OPR SVC CODE to obtain INW.

2.6 "Operator Service Code (OPR SVC CODE)" means the operator dialable code assigned in the LERG for INW.

2.7 "Facilities-Based CLEC" – A CLEC that provides service through its own switch, a Third Party provider's switch or via local circuit switching leased from **AT&T-22STATE** via a stand-alone agreement.

## 3.0 Operator Services (OS) / Directory Services (DA)

3.1 Dialing Parity:

3.1.1 **AT&T-22STATE** will provide OS/DA to CLEC's End Users with no unreasonable dialing delays and at dialing parity with **AT&T-22STATE** retail OS/DA services.

3.2 Response Parity:

3.2.1 CLEC's End Users shall be answered by **AT&T-22STATE**'s OS and DA platforms with the same priority and using the same methods as for **AT&T-22STATE**'s retail End Users.

3.2.2 Any technical difficulties in reaching the **AT&T-22STATE** OS/DA platform (e.g., cable cuts in the OS/DA trunks, unusual OS/DA call volumes, etc.) will be experienced at parity with **AT&T-22STATE** retail End Users served via that same **AT&T-22STATE** End Office Switch.

3.3 Requirements to Physically Interconnect:

3.3.1 This Section describes the Parties' physical interconnection and trunking requirements for a Facility-Based CLEC that wishes to interconnect with **AT&T-22STATE**'s OS/DA switches

3.3.2 The demarcation point for OS/DA traffic between the Parties' networks need not coincide with the Point of Interconnection (POI) for the physical interconnection of all other inter-carrier voice traffic, but at a minimum must be in the Local Access And Transport Area (LATA) within which the CLEC's OS/DA traffic originates.

3.3.2.1 Because CLEC's switch may serve End Users in more than one LATA, the Parties agree that CLEC's OS/DA traffic originates from the physical location of the End User dialing 0-, 0+, 411, 1411, or 555-1212 and not the physical location of CLEC's switch.

3.3.2.2 To the extent CLEC is serving via circuit-switched wireless technology, the physical location of the End User dialing 0-, 0+, 411, 1411, or 555-1212 shall be deemed the End User's physical billing address, regardless of whether the End User may be roaming at the time of placing the OS/DA call.

3.3.3 The Parties will establish an OS/DA demarcation point at the **AT&T-22STATE**'s OS/DA switch. By mutual agreement, an alternative OS/DA demarcation point may be determined based on the following factors:

3.3.3.1 The size and type of facilities needed to carry CLEC's switch-based OS/DA traffic;

3.3.3.2 Whether CLEC wishes to interconnect for only OS, or only DA, or both;

3.3.3.3 Whether CLEC or CLEC's Affiliate is collocated in an **AT&T-22STATE** Local Tandem office and wishes to use the collocation as the OS/DA demarcation point; and

3.3.3.4 Whether CLEC or CLEC's Affiliate already has existing OS/DA facilities in place to the **AT&T-22STATE**'s OS/DA platforms.

3.3.4 CLEC shall be financially responsible for the transport facilities to the **AT&T-22STATE**'s switch(es). CLEC may self-provision these OS/DA facilities, lease them from Third Parties, or lease them from **AT&T-22STATE**'s intrastate Special Access Tariff.

3.3.5 General OS/DA Trunking Requirements:

3.3.5.1 CLEC will initiate an Access Service Request (ASR) for all OS/DA trunk groups from its switch to the appropriate **AT&T-22STATE** OS/DA switches as a segregated one-way trunk group utilizing Multi-Frequency (MF) signaling. Unless technically infeasible, **AT&T-22STATE** will provision all such one-way trunk groups in the same manner and at the same intervals as for all other interconnection trunks between the Parties.

3.3.5.2 CLEC will employ Exchange Access Operator Services Signaling (EAOSS) from the **AT&T-22STATE** End Offices to the **AT&T-22STATE** OS/DA switches that are equipped to accept 10-Digit Signaling for Automatic Number Identification (ANI).

3.3.5.3 Where EAOSS is not available, Modified Operator Services Signaling (MOSS) will be utilized, and a segregated one-way trunk group with MF signaling will be established from CLEC to each **AT&T-22STATE** OS/DA switch for each served Numbering Plan Area (NPA) in the LATA.

3.3.6 Specific OS/DA Trunk Groups, and their Requirements:

3.3.6.1 OS Trunks:

3.3.6.1.1 CLEC shall establish a one-way trunk group from CLEC's switch to the **AT&T-22STATE** OS switch serving OS End Users in that LATA. An OS only trunk group will be designated with the appropriate OS traffic use code and modifier. If the trunk group transports combined OS/DA/DACC over the same trunk group, then the group will be designated with a different traffic use code and modifier for combined services. CLEC will have administrative control for the purpose of issuing ASR's on this one-way trunk group.

3.3.6.2 DA/ DA Call Completion (DACC) Trunks:

3.3.6.2.1 Where permitted, CLEC shall establish a one-way trunk group from CLEC's switch to the **AT&T-22STATE** DA switch serving DA End Users in that LATA. If the trunk group transports DA/DACC only, but not OS, then the trunk group will be designated with the appropriate DA traffic use code and modifier.

3.3.6.2.2 In **AT&T-13STATE**, if OS/DA/DACC is transported together on a combined trunk group, then the group will be designated with a different appropriate traffic use code and modifier from that used for a DA/DACC only trunk group. CLEC will have administrative control for the purpose of issuing ASRs on this one-way trunk group.

3.3.6.2.3 In **AT&T SOUTHEAST REGION 9-STATE**, if OS/DA/DACC is transported together on a combined trunk group, then the group will be designated with an appropriate traffic use code and modifier. CLEC will have administrative control for the purpose of issuing ASRs on this one-way trunk group.

3.3.6.3 Busy Line Verification/Emergency Interrupt (BLV/EI) Trunks:

3.3.6.3.1 Where available, when CLEC wishes for **AT&T-22STATE** to perform Busy Line Verification or Emergency Interrupt for CLEC End Users a segregated one-way BLV trunk group with MF signaling from **AT&T-22STATE**'s Operator Services switch to CLEC's switch serving End Users in that LATA will be required. CLEC will have administrative control for the purpose of issuing ASRs on this one-way trunk group. The BLV trunk group will be designated with the appropriate traffic use code and modifier.

3.4 OS Offerings:

3.4.1 Operator Services Rate Structure:

3.4.1.1 **AT&T-22STATE** will assess its OS charges based upon whether the CLEC End User is receiving (a) manual OS (i.e., provided a live Operator), or (b) automated OS (i.e., an OS switch equipment voice recognition feature, functioning either fully or partially without live Operators where feasible). The Pricing Schedule contains the full set of OS recurring and nonrecurring rates.

3.4.2 Operator Services Call Processing:

3.4.2.1 Whether manual or automated, **AT&T-22STATE** will provide the following services when processing a 0- or 0+ dialed call from CLEC's line, regardless of whether DA is also requested:

3.4.2.1.1 General Assistance - The End User dialing 0- or 0+, asks the OS Operator to provide local and intraLATA dialing assistance for the purposes of completing calls, or requesting information on how to place calls e.g., handling emergency calls, handling credits etc.

3.4.2.1.2 Calling Card - The End User dialing 0- or 0+, provides the OS Operator with a Calling Card number for billing purposes, and seeks assistance in completing the call.

3.4.2.1.3 Collect - The End User dialing 0- or 0+, asks the OS Operator to bill the charges associated with the call to the called number, provided such billing is accepted by the called number.

3.4.2.1.4 Third Number Billed - The End User dialing 0- or 0+, asks the OS Operator to bill the call to a different number than the calling or called number.

3.4.2.1.5 Person-To-Person Service - The End User dialing 0- or 0+, asks the OS Operator for assistance in reaching a particular person or a particular PBX station, department or office to be reached through a PBX attendant. This service applies even if the caller agrees, after the connection is established, to speak to any party other than the party previously specified.

3.4.2.1.6 Busy Line Verification - A service in which the End User dialing 0- asks the OS Operator to check the requested line for conversation in progress and advise the caller of the status.

3.4.2.1.7 Busy Line Interrupt - A service in which the End User dialing 0- asks the Operator to interrupt a conversation in progress, to determine if one of the parties is willing to speak to the caller requesting the interrupt.

3.5 DA Offerings:

3.5.1 DA Rate Structure:

3.5.1.1 **AT&T-22STATE** charges one rate for local DA, and a separate rate for all other DA products. In both cases DA charges are assessed on a flat rate per call, regardless of call duration. The Pricing Schedule contains the recurring and nonrecurring rates.

3.5.2 DA Call Processing:

3.5.2.1 Where technically feasible and available, **AT&T-22STATE** will provide the following DA Services when a CLEC End User served dials 411, 1-411, or 555-1212 regardless of whether CLEC also requests OS from **AT&T-22STATE**:

3.5.2.1.1 Local Directory Assistance - Consists of providing published name, address and telephone number to the dialing End User.

3.5.2.1.2 Directory Assistance Call Completion (DACC) - A service in which a local or an intraLATA call to the requested number is completed on behalf of the DA End User, utilizing an automated voice system or with operator assistance.

3.5.2.1.3 National Directory Assistance (NDA) - A service whereby callers may request DA outside their LATA or local calling area for any listed telephone number in the United States.

3.5.2.1.4 Reverse Directory Assistance (RDA) - An Information Service consisting of providing listed local and national name and address information associated with a telephone number provided by the individual originating the call.

3.5.2.1.5 Business Category Search (BCS) - Where available, a service in which the End User may request business telephone number listings for a specified category of business, when the name of the business is not known. Telephone numbers may be requested for local and national businesses.

3.6 OS/DA Non-recurring Charges for Loading Automated Call Greeting (i.e. Brand Announcement), Rates and Reference Information:

3.6.1 The incoming OS/DA call is automatically answered by a pre-recorded greeting loaded into the OS/DA switch itself, prior to being handled by automated equipment or a live operator. CLEC may custom brand or brand with silence.

3.6.1.1 CLEC will provide announcement phrase information, via Operator Services Translations Questionnaire (OSTQ), to **AT&T-22STATE** in conformity with the format, length, and other requirements specified for all CLECs on the AT&T CLEC OnLine website.

3.6.1.2 **AT&T-22STATE** will then perform all of the loading and testing of the announcement for each applicable OS/DA switch prior to live traffic. CLEC may also change its pre-recorded announcement at any time by providing a new announcement phrase in the same manner. CLEC will be responsible for paying subsequent loading and testing charges.

3.6.2 If CLEC does not wish to custom brand the OS/DA calls, CLEC End Users will hear silence upon connecting with the OS/DA switch by having **AT&T-22STATE** load a recording of silence into the automatic, pre-recorded announcement slot, set for the shortest possible duration allowed by the switch, to then be routed to automated or live operators as with all other OS/DA calls, for which brand loading charges will still apply.

3.6.2.1 CLEC understands that End Users may not perceive silent announcements as ordinary mechanical handling of OS/DA calls.

3.6.2.2 CLEC agrees that if it does not brand the call, CLEC shall indemnify and hold **AT&T-22STATE** harmless from any regulatory violation, consumer complaint, or other sanction for failing to identify the OS/DA provider to the dialing End User.

3.6.3 **AT&T-22STATE** will be responsible for loading the CLEC-provided recording or the silent announcement into all applicable OS and/or DA switches prior to live traffic, testing the announcement for sound quality at parity with that provided to **AT&T-22STATE** retail End Users. CLEC will be responsible for paying the initial recording or silent announcement loading charges, and thereafter, the per-call charge as well as any subsequent loading charges if a new recordings or silent announcements are provided as specified above.

3.6.4 Branding/Silent Announcement load charges are assessed per loaded recording, per OCN, per switch. For example, a CLEC Reseller may choose to brand under a different name than its facility-based operations, and therefore two separate recordings could be loaded into each switch, each incurring the Branding/Silent Announcement charge. These charges are mandatory, nonrecurring, and are found in the Pricing Schedule.

3.6.5 Where Reference Rater is available, the applicable CLEC-charged retail OS/DA rates and a CLEC-provided contact number (e.g., reference to a CLEC business office or repair call center) are loaded into the system utilized by the OS/DA Operator.

3.6.6 Where Reference Rater is available, **AT&T-22STATE** will be responsible for loading the CLEC-provided OS/DA retail rates and the CLEC-provided contact number(s) into the OS/DA switches. CLEC will be responsible for paying the initial reference and rate loading charges.

3.6.7 Rate/Reference load charges are assessed per loaded set of rates/references, where Reference Rater is available, per OCN, per state. For example, a CLEC reseller may choose to rate differently than its facility-based CLEC operations, or may change its rates/references during the life of the contract, and therefore separate sets of rates/references could be loaded for each OCN, per state, with each loading incurring the Rate/Reference charge. These charges are mandatory, nonrecurring and are found in the Pricing Schedule.

3.6.8 Converting End Users from Prior Branded Service to CLEC or Silent-Branded Service, or between Resale and facilities-based service:

3.6.8.1 To the extent that CLEC has already established the Branding/Silent Announcement recording in **AT&T-22STATE** OS/DA switches for both Resale and facilities-based service, then no Non-Recurring Charges apply to the conversion of End Users from prior Resale OS/DA wholesale service to facilities-based OS/DA wholesale service, or vice versa.

3.6.8.2 To the extent that CLEC has not established the Branding/Silent Announcement recording in **AT&T-22STATE** OS/DA switches for Resale and/or facilities-based service, then Non-Recurring

Charges apply to set up the OS/DA call for the new type of service, as is described in Section 3.6 above, and at the rates set forth in the Pricing Schedule.

4.0 **Inward Assistance Operator Services (INW)**

4.1 Responsibilities of the Parties:

4.1.1 To the extent that CLEC elects to interconnect with **AT&T-22STATE**'s operator assistance switches, the CLEC's responsibilities are described below.

4.1.2 CLEC shall be financially responsible for the transport facilities to the **AT&T-22STATE**'s switch(es). CLEC may self-provision these INW facilities, lease them from Third Parties, or lease them from **AT&T-22STATE**'s intrastate Special Access Tariff.

4.1.3 The CLEC will initiate an ASR for a one-way trunk group from its designated operator assistance switch to the **AT&T-22STATE** Operator assistance switch utilizing MF signaling.

4.2 CLEC will request in writing, thirty calendar (30) days in advance of the date when the INW are to be provided, unless otherwise agreed to by **AT&T-22STATE**. CLEC or its designated OS providers shall submit an ASR to **AT&T-22STATE** to establish any new interconnection trunking arrangements.

4.2.1 CLEC must provide one (1) Carrier Identification Code (CIC) for its CLEC or Incumbent Exchange Carrier business operation and an additional CIC for its IXC business operation if the CLEC wishes to receive separate billing data for its CLEC and IXC operations.

4.3 Specifics of INW Offering and Pricing:

4.3.1 Toll Center Codes will be used by the CLEC operators for routing and connecting to the **AT&T-22STATE** Operator assistance switches. These codes are specific to the various **AT&T-22STATE** LATAs where **AT&T-22STATE** Operator assistance switches are located.

4.3.2 **AT&T-22STATE** OS will require a Toll Center Code for the CLEC OS assistance switch. This code will be the routing code used for connecting the **AT&T-22STATE** operator to the CLEC operator on an Inward basis.

4.3.3 If the CLEC requires establishment of a new Toll Center Code, CLEC shall do so by referencing the LERG.

4.3.4 **AT&T-22STATE** pricing for INW shall be based on the rates specified in the Pricing Schedule.

4.4 If the CLEC terminates INW or OS/DA service prior to the expiration of the term of this Agreement, CLEC shall pay **AT&T-22STATE**, within thirty (30) calendar days of the issuance of any bills by **AT&T-22STATE**, all amounts due for actual services provided under this Attachment, plus estimated monthly charges for the remainder of the term. Estimated charges will be based on an average of the actual monthly amounts billed by **AT&T-22STATE** pursuant to this Attachment prior to its termination.

4.5 The rates applicable for determining the amount(s) under the terms outlined in this Section are those specified in the Pricing Schedule.

5.0 **Directory Assistance Listings (DAL)**

5.1 Responsibilities of the Parties:

5.1.1 Where technically feasible and/or available, **AT&T-22STATE** will provide DAL information referred to as Directory Assistance Listing (DAL) in **AT&T SOUTHWEST REGION 5-STATE**, Directory Assistance Listing Information Service (DALIS) in **AT&T CALIFORNIA**, Dialing Parity Directory Listings (DPDL) in **AT&T MIDWEST REGION 5-STATE**, Dialing Parity List License (DPLL) in **AT&T CONNECTICUT**, Directory

Assistance List License (DALL) in **AT&T NEVADA** and Directory Assistance Database Services (DADS) in **AT&T SOUTHEAST REGION 9-STATE** (hereinafter collectively referred to as DAL).

5.1.2 **AT&T-22STATE** owns and maintains the database containing DAL information (name, address and published telephone number, or an indication of "non-published status") of telephone service subscribers.

5.1.3 **AT&T-22STATE** uses the DAL information in its database to provide directory assistance (DA) service to End Users who call **AT&T-22STATE**'s DA to obtain such information.

5.1.4 Inasmuch as **AT&T-22STATE** provides DA service under contract for ILECs and CLECs, **AT&T-22STATE**'s database also contains DAL information of other ILEC and CLEC telephone service subscribers.

5.1.5 CLEC, or its agent, who choose to provide DA service to CLEC's End Users located in the CLEC's service area may load its database with DAL contained in **AT&T-22STATE**'s DA database.

5.1.6 **AT&T-22STATE** agrees to license requested DAL information contained in its database, under the following terms and conditions:

5.1.6.1 **AT&T-22STATE** shall provide DAL information in a mutually acceptable format.

5.1.6.2 **AT&T-22STATE** shall provide DAL information to CLEC via a mutually acceptable mode of transmission. Once the mode of transmission has been determined, **AT&T-22STATE** will provide to CLEC the initial load of DAL information in a mutually agreed upon timeframe.

5.2 Product Specific Service Delivery Provisions:

5.2.1 Use of DAL Information:

5.2.1.1 CLEC may use the DAL information licensed and provided pursuant to this Attachment in compliance with all applicable laws, regulations, and rules including any subsequent decision by the FCC or a court regarding the use of DAL.

5.2.1.2 In the event a telephone service subscriber has a "non-published" listing, a "non-published" classification will be identified in lieu of the telephone number information and will be considered part of the Listing Information. The last name, first name, street number, street name, community, and zip code will be provided as part of the Listing Information when available. The information provided for non-published telephone service subscribers can only be used for two (2) purposes. First, the non-published status may be added to the listing in CLEC's database for the sole purpose of adding/correcting the non-published status of the listings in the database. Second, addresses for non-published telephone service subscribers may be used for verification of the non-published status of the listing. If a caller provides the address for a requested listing, CLEC may verify the non-published status of the requested listing by matching the caller-provided address with the address in CLEC's database. CLEC however, may not provide the address information of a requested listing of a non-published telephone service subscriber to a caller under any circumstances, including when verifying the address. CLEC can notify the End User that the requested listing is non-published.

5.3 Other:

5.3.1 Pricing:

5.3.1.1 The prices at which **AT&T-22STATE** agrees to provide CLEC with DAL are provided for in the Pricing Schedule.

5.3.2 Breach of Contract:

5.3.2.1 In the event a Party is found to have materially breached the DAL provision of this Attachment, such breach shall be remedied immediately and the non-breaching Party shall have the right to terminate the breaching party's DAL license, without terminating its own rights hereunder, upon fourteen (14) calendar days Notice, until the other Party's breach is remedied. Further should CLEC breach the DAL provisions of this Attachment, it shall immediately cease use of **AT&T-22STATE**'s DAL information.

5.3.3 Term of DAL Service:

5.3.3.1 After twelve consecutive (12) months of service, either Party may terminate the DAL services provided under this Attachment, without termination liability, upon one hundred-twenty (120) calendar days written Notice to the other Party.

5.3.3.2 If the CLEC terminates this service prior to the first twelve (12) consecutive months of the contract term, CLEC shall pay **AT&T-22STATE**, within thirty (30) calendar days of the issuance of any bills by **AT&T-22STATE**, all amounts due for actual services provided under this Attachment, plus the monthly or estimated charges for the remainder of the first twelve (12) months of the contract term, plus costs incurred by **AT&T-22STATE** for that associated with the provision of the DAL database.

5.3.4 Ordering:

5.3.4.1 To order DAL service, CLEC shall use a DAL Order Application form as provided by **AT&T-22STATE**.

## 6.0 White Pages

6.1 General Provisions:

6.1.1 **AT&T-22STATE** will make available to CLEC, for CLEC End Users, non discriminatory access to White Pages directory listings, as described herein.

6.1.2 **AT&T-22STATE** publishes alphabetical White Pages directories in multiple formats, including printed directories, CD-ROM and other electronic formats for its ILEC Territory, as defined in the General Terms and Conditions of this Agreement. CLEC provides local exchange telephone service in the same area(s) and CLEC wishes to include listing information for its End Users located in **AT&T-22STATE**'s ILEC Territory in the appropriate **AT&T-22STATE** White Pages directories.

6.2 Responsibilities of the Parties:

6.2.1 Subject to **AT&T-22STATE**'s practices, as well as the rules and regulations applicable to the provision of White Pages directories, **AT&T-22STATE** will include in appropriate White Pages directories the primary alphabetical listings of CLEC End Users located within the ILEC Territory. The rules, regulations and **AT&T-22STATE** practices are subject to change from time to time. When CLEC provides its subscriber listing information to **AT&T-22STATE** listings database, CLEC will receive for its End User, one primary listing in **AT&T-22STATE** White Pages directory and a listing in **AT&T-22STATE**'s DA database at no charge, other than applicable service order charges as set forth in the Pricing Schedule.

6.2.1.1 Except in the case of a Local Service Request (LSR) submitted solely to port a number from **AT&T SOUTHEAST REGION 9-STATE**, if such listing is requested on the initial LSR associated with the request for services, a single manual service order charge or electronic service order charge, as appropriate, will apply to both the request for service and the request for the directory listing. Where a subsequent LSR is placed solely to request a directory listing, or is placed to port a number and request a directory listing, separate service order charges as set forth in

AT&T-22STATE's tariffs shall apply, as well as the manual service order charge or the electronic service order charge, as appropriate.

6.2.1.2 Listing Information Confidentiality:

6.2.1.2.1 AT&T-22STATE will afford CLEC's directory listing information the same level of confidentiality that AT&T-22STATE affords its own directory listing information.

6.2.1.3 Unlisted/Non-Published End Users:

6.2.1.3.1 CLEC will provide to AT&T-22STATE the names, addresses and telephone numbers of all CLEC End Users who wish to be omitted from directories. Non-listed/Non-Published listings will be subject to the rates as set forth in the Pricing Schedule.

6.2.1.4 Additional, Designer and other Listings:

6.2.1.4.1 Where a CLEC End User requires foreign, enhanced, designer or other listings in addition to the primary listing to appear in the White Pages directory, AT&T-22STATE will offer such listings at rates as set forth in the Pricing Schedule.

6.2.2 CLEC shall furnish to AT&T-22STATE subscriber listing information pertaining to CLEC End Users located within the ILEC Territory, along with such additional information as AT&T-22STATE may require to prepare and print the alphabetical listings of said directory. CLEC shall refer to the AT&T CLEC OnLine website for methods, procedures and ordering information.

6.2.3 CLEC will provide accurate subscriber listing information of its subscribers to AT&T-22STATE via a mechanical or manual feed of the directory listing information to AT&T-22STATE's Directory Listing database. CLEC agrees to submit all listing information via a mechanized process within six (6) months of the Effective Date of this Agreement, or upon CLEC reaching a volume of two hundred (200) listing updates per day, whichever comes first. CLEC's subscriber listings will be interfiled (interspersed) in the directory among AT&T-22STATE's subscriber listing information. CLEC will submit listing information within one (1) Business Day of installation, disconnection or other change in service (including change of non-listed or non-published status) affecting the DA database or the directory listing of a CLEC End User. CLEC must submit all listing information intended for publication by the directory close (a/k/a last listing activity) date.

6.2.4 Through the normal course of business, End Users may notify AT&T-22STATE, or its publishing Affiliate, of inaccurate or incomplete listing information. In such instance AT&T-22STATE, or its publishing Affiliate, shall take appropriate action, as directed by the End User, to update the listing. AT&T-22STATE, or its publishing Affiliate, shall also inform CLEC of the deficiency and direct CLEC to send a listing update with the information necessary to make the End User Listing accurate and complete. CLEC shall respond within five (5) Business Days to such direction from AT&T-22STATE, or its publishing Affiliate.

6.2.5 Distribution of Directories:

6.2.5.1 Each CLEC subscriber will receive one copy per primary End User listing, as provided by CLEC, of AT&T-22STATE White Pages directory in the same manner, format and at the same time that they are delivered to AT&T-22STATE's subscribers during the annual delivery of newly published directories.

6.2.5.1.1 AT&T CONNECTICUT White Page directories will be provided in accordance to state and/or local regulations and orders governing White Page directory distribution.

6.2.5.2 **AT&T-22STATE** has no obligation to provide any additional White Page directories above the directories provided to CLEC End Users as specified in Section 6.2.5.1 above.

6.2.5.3 CLEC may arrange for additional directory distribution and other services with **AT&T-22STATE**'s directory publishing Affiliate pursuant to terms and conditions agreed to by the publishing Affiliate and CLEC.

6.2.6 **AT&T-22STATE** shall direct its directory publishing Affiliate to offer CLEC the opportunity to include in the "Information Pages", or comparable section of its White Pages directories (covering the territory where CLEC is certified to provide local service), information provided by CLEC for CLEC installation, repair, customer service and billing information. **AT&T-22STATE**'s directory publishing Affiliate will include such CLEC information in the "Information Pages" pursuant to terms and conditions agreed to by the publishing Affiliate and CLEC.

6.2.7 Use of Subscriber Listing Information:.

6.2.7.1 **AT&T-22STATE** agrees to serve as the single point of contact for all independent and Third Party directory publishers who seek to include CLEC's subscriber (i.e., End User) listing information in an area directory, and to handle the CLEC's subscriber listing information in the same manner as **AT&T-22STATE**'s subscriber listing information. In exchange for **AT&T-22STATE** serving as the single point of contact and handling all subscriber listing information equally, CLEC authorizes **AT&T-22STATE** to include and use the CLEC subscriber listing information provided to **AT&T-22STATE** pursuant to this Attachment in **AT&T-22STATE**'s White Pages directory, **AT&T-22STATE**'s DA databases, and to provide CLEC subscriber listing information to directory publishers. Included in this authorization is release of CLEC listings to requesting competing carriers as required by Section 271(c)(2)(B)(vii)(II) and Section 251(b)(3) and any applicable state regulations and orders. Also included in this authorization is **AT&T-22STATE**'s use of CLEC's subscriber listing information in **AT&T-22STATE**'s DA, DA related products and services, and directory publishing products and services.

6.2.7.2 **AT&T-22STATE** further agrees not to charge CLEC for serving as the single point of contact with independent and Third Party directory publishers, no matter what number or type of requests are fielded. In exchange for the handling of CLEC's subscriber list information to directory publishers, CLEC agrees that it will receive no compensation for **AT&T-22STATE**'s receipt of the subscriber list information or for the subsequent release of this information to directory publishers. Such CLEC subscriber list information shall be intermingled with **AT&T-22STATE**'s subscriber list information and the subscriber list information of other companies that have authorized a similar release of their subscriber list information by **AT&T-22STATE**.

6.2.8 CLEC further agrees to pay all costs incurred by **AT&T-22STATE** and/or its Affiliates as a result of CLEC not complying with the terms of this Attachment.

6.2.9 This Attachment shall not establish, be interpreted as establishing, or be used by either Party to establish or to represent their relationship as any form of agency, partnership or joint venture.

6.2.10 Breach of Contract:

6.2.10.1 If either Party is found to have materially breached the White Pages directory terms of this Attachment, the non-breaching Party may terminate the White Pages directory terms of this Attachment by providing written Notice to the breaching Party, whereupon this Attachment shall be null and void with respect to any issue of **AT&T-22STATE**'s White Pages directory published sixty (60) or more calendar days after the date of receipt of such written Notice. CLEC further agrees to pay all costs incurred by **AT&T-22STATE** and/or its Affiliates as a result of such CLEC breach.

# ATTACHMENT 05 - 911-E911

## Table of Contents

## 1.0 Introduction

1.1 This Attachment sets forth terms and conditions by which **AT&T-22STATE** will provide CLEC with access to **AT&T-22STATE**'s 911 and E911 Databases and provide Interconnection and Call Routing for purposes of 911 call completion to a Public Safety Answering Point (PSAP) as required by Section 251 of the Act.

1.2 The Parties acknowledge and agree that **AT&T-22STATE** can only provide E911 Service in a territory where an **AT&T-22STATE** is the E911 network provider, and that only said service configuration will be provided once it is purchased by the E911 Customer and/or PSAP. Access to **AT&T-22STATE**'s E911 Selective Routers and E911 Database Management System will be by mutual agreement between the Parties.

1.3 For CLEC's own switches, **AT&T-22STATE** shall provide access to its E911 Selective Routers as described herein only where the PSAP and/or E911 Customer served by the E911 Selective Routers has approved CLEC to carry E911 Emergency Services calls, which approval is subject to being revoked, conditioned, or modified by the PSAP and/or E911 Customer at any time.

## 2.0 Definitions

2.1 "911 System" means the set of network, database and customer premise equipment (CPE) components required to provide 911 service.

2.2 "911 Trunk" or "E911 Trunk" means a trunk capable of transmitting Automatic Number Identification (ANI) associated with a call to 911 from CLEC's End Office to the E911 system.

2.3 "Automatic Location Identification (ALI)" means the automatic display at the PSAP of the caller's telephone number, the address/location of the telephone and, in some cases, supplementary emergency services information.

2.4 "Automatic Number Identification (ANI)" means the telephone number associated with the access line from which a call to 911 originates.

2.5 "Company Identifier" or "Company ID" means a three (3) to five (5) character identifier chosen by the Local Exchange Carrier that distinguishes the entity providing dial tone to the End User. The Company Identifier is maintained by NENA in a nationally accessible database.

2.6 "Database Management System (DBMS)" means a system of manual procedures and computer programs used to create, store and update the data required to provide Selective Routing (SR) and/or ALI for 911 systems.

2.7 "E911 Customer" means a municipality or other state or local government unit, or an authorized agent of one (1) or more municipalities or other state or local government units to whom authority has been lawfully delegated to respond to public emergency telephone calls, at a minimum, for emergency police and fire services through the use of one (1) telephone number, 911.

2.8 "E911 Universal Emergency Number Service (E911)" (also referred to as "Expanded 911 Service" or "Enhanced 911 Service") or "E911 Service" means a telephone Exchange communications service whereby a public safety answering point (PSAP) answers telephone calls placed by dialing the number 911. E911 includes the service provided by the lines and equipment associated with the service arrangement for the answering, transferring, and dispatching of public emergency telephone calls dialed to 911. E911 provides completion of a call to 911 via dedicated trunking facilities and includes ANI, ALI, and/or SR.

2.9 "Emergency Services" means police, fire, ambulance, rescue, and medical services.

2.10 "Emergency Service Number (ESN)" means a three (3) to five (5) digit number representing a unique combination of Emergency Services agencies designated to serve a specific range of addresses within a particular geographical area. The ESN facilitates SR and selective transfer, if required, to the appropriate PSAP and the dispatching of the proper Emergency Services agency (ies).

2.11 "National Emergency Number Association (NENA)" is a not-for-profit corporation established in 1982 to further the goal of "One Nation-One Number". NENA is a networking source and promotes research, planning, and training. NENA strives to educate, set standards and provide certification programs, legislative representation and technical assistance for implementing and managing 911 systems.

2.12 "Public Safety Answering Point (PSAP)" means an answering location for 911 calls originating in a given area. The E911 Customer may designate a PSAP as primary or secondary, which refers to the order in which calls are directed for answering. Primary PSAPs answer calls; secondary PSAPs receive calls on a transfer basis. PSAPs are public safety agencies such as police, fire, emergency medical, etc., or a common bureau serving a group of such entities.

2.13 "Selective Routing" (SR) means the routing and "E911 Selective Router" (E911 SR) means the equipment used to route a call to 911 to the proper PSAP based upon the number and location of the caller. SR is controlled by an ESN, which is derived from the location of the access line from which the 911 call was placed.

## 3.0 AT&T Responsibilities

3.1 AT&T-22STATE shall provide and maintain such equipment at the E911 SR and the DBMS as is necessary to provide CLEC with nondiscriminatory access to E911 Emergency Service as described in this Attachment.

3.2 Call Routing:

3.2.1 AT&T-22STATE will route 911 calls from the AT&T-22STATE SR to the designated primary PSAP or to designated alternate locations, according to routing criteria specified by the PSAP.

3.2.2 AT&T-22STATE will forward the ANI to the calling party number it receives from CLEC and the associated 911 ALI to the PSAP for display. If no ANI is forwarded by CLEC, AT&T-22STATE will forward an Emergency Service Central Office (ESCO) identification code for display at the PSAP. If ANI is forwarded by the CLEC, but no ALI record is found in the E911 DBMS, AT&T-22STATE will report this "No Record Found" condition to the CLEC in accordance with NENA standards.

3.3 Facilities and Trunking:

3.3.1 AT&T-22STATE shall provide and maintain sufficient dedicated E911 Trunks from AT&T-22STATE's E911 SR to the PSAP of the E911 Customer, according to provisions of the appropriate state Commission-approved tariff and documented specifications of the E911 Customer.

3.3.2 AT&T-22STATE will provide facilities to interconnect the CLEC to the AT&T-22STATE's E911SR, as specified in Attachment 02 -Network Interconnection of this Agreement or per the requirements set forth via the applicable state tariff. Additionally, CLEC has the option to secure interconnection facilities from another provider or provide such interconnection using their own facilities. If diverse facilities are requested by CLEC, AT&T-22STATE will provide such diversity where technically feasible, at standard applicable tariff rates.

3.4 Database:

3.4.1 Where AT&T-22STATE manages the E911 Database, AT&T-22STATE shall provide CLEC access to the E911 Database to store CLEC's End User "911 Records" (i.e., the name, address, and associated telephone number(s) for each of CLEC's End Users). CLEC or its representative(s) is responsible for electronically providing End User 911 Records and updating this information.

3.4.2 Where AT&T-22STATE manages the E911 Database, AT&T-22STATE shall coordinate access to the AT&T-22STATE DBMS for the initial loading and updating of CLEC End User 911 Records.

3.4.3 Where **AT&T-22STATE** manages the E911 Database, **AT&T-22STATE**'s E911 Database shall accept electronically transmitted files that are based upon NENA standards. Manual (i.e., facsimile) entry shall be utilized only in the event that the DBMS is not functioning properly.

## 4.0 CLEC Responsibilities

4.1 Call Routing (for CLEC's own switches):

4.1.1 CLEC will transport the appropriate 911 calls from each Point of Interconnection (POI) to the appropriate **AT&T-22STATE** E911 SR location.

4.1.2 CLEC will forward the ANI information of the party calling 911 to the **AT&T-22STATE** E911 SR.

4.2 Facilities and Trunking (for CLEC's own switches):

4.2.1 CLEC shall be financially responsible for the transport facilities to each **AT&T-22STATE** E911 SR that serves the Exchange Areas in which CLEC is authorized to and will provide Telephone Exchange Service.

4.2.2 CLEC acknowledges that its End Users in a single local calling scope may be served by different E911 SRs and CLEC shall be financially responsible for the transport facilities to route 911 calls from its End Users to the proper E911 SR.

4.2.3 CLEC shall order a minimum of two (2) one-way outgoing E911 Trunk(s) dedicated for originating 911 Emergency Service calls for each default PSAP or default ESN to interconnect to each appropriate **AT&T-22STATE** E911 SR, where applicable. Where Signaling System 7 (SS7) connectivity is available and required by the applicable E911 Customer, the Parties agree to implement Common Channel Signaling (CCS) trunking rather than Multi-Frequency (MF) trunking.

4.2.4 CLEC is responsible for ordering a separate E911 Trunk group from **AT&T-22STATE** for each county, default PSAP or other geographic area that the CLEC serves if the E911 Customer for such county or geographic area has a specified varying default routing condition. Where PSAPs do not have the technical capability to receive 10-digit ANI, E911 traffic must be transmitted over a separate trunk group specific to the underlying technology. CLEC will have administrative control for the purpose of issuing ASRs on this trunk group. Where the parties utilize SS7 signaling and the E911 network has the technology available, only one (1) E911 Trunk group shall be established to handle multiple NPAs within the local Exchange Area or LATA. If the E911 network does not have the appropriate technology available, a SS7 trunk group shall be established per NPA in the local Exchange Area or LATA. In addition, 911 traffic originating in one (1) NPA must be transmitted over a separate 911 Trunk group from 911 traffic originating in any other NPA 911.

4.2.5 CLEC shall maintain facility transport capacity sufficient to route 911 traffic over trunks dedicated to 911 Interconnection between the CLEC switch and the **AT&T-22STATE** E911 SR.

4.2.6 CLEC shall order sufficient trunking to route CLEC's originating 911 calls to the designated **AT&T-22STATE** E911 SR.

4.2.7 Diverse (i.e., separate) 911 facilities are highly recommended and may be required by the Commission or E911 Customer. If required by the E911 Customer, diverse 911 Trunks shall be ordered in the same fashion as the primary 911 Trunks. CLEC is responsible for initiating trunking and facility orders for diverse routes for 911 Interconnection.

4.2.8 CLEC is responsible for determining the proper quantity of trunks and transport facilities from its switch (es) to interconnect with the **AT&T-22STATE** E911 SR.

4.2.9 CLEC shall engineer its 911 Trunks to attain a minimum P.01 grade of service as measured using the time consistent average busy season busy hour twenty (20) day averaged loads applied to industry standard

Neal-Wilkinson Trunk Group Capacity algorithms (using Medium day-to-day Variation and 1.0 Peakedness factor), or such other minimum grade of service as required by Applicable Law.

4.2.10 CLEC shall monitor its 911 Trunks for the purpose of determining originating network traffic volumes. If CLEC's traffic study indicates that additional 911 Trunks are needed to meet the current level of 911 call volumes, CLEC shall provision additional 911 Trunks for Interconnection with **AT&T-22STATE**.

4.2.11 CLEC is responsible for the isolation, coordination and restoration of all 911 facility and trunking maintenance problems from CLEC's demarcation (for example, collocation) to the **AT&T-22STATE** E911 SR(s). CLEC is responsible for advising **AT&T-22STATE** of the 911 Trunk identification and the fact that the trunks are dedicated for 911 traffic when notifying **AT&T-22STATE** of a failure or outage. The Parties agree to work cooperatively and expeditiously to resolve any 911 outage. **AT&T-22STATE** will refer network trouble to CLEC if no defect is found in **AT&T-22STATE**'s 911 network. The Parties agree that 911 network problem resolution will be managed expeditiously at all times.

4.2.12 CLEC will not turn up live traffic until successful testing of E911 Trunks is completed by both Parties.

4.2.13 Where required, CLEC will comply with Commission directives regarding 911 facility and/or 911 Trunking requirements.

4.3 Database:

4.3.1 Once the 911 Interconnection between CLEC and all appropriate **AT&T-22STATE** E911 SR(s) has been established and tested, CLEC or its representatives shall be responsible for providing CLEC's End User 911 Records to **AT&T-22STATE** for inclusion in **AT&T-22STATE**'s DBMS on a timely basis.

4.3.2 CLEC or its agent shall provide initial and ongoing updates of CLEC's End User 911 Records that are Master Street Address Guide (MSAG) valid in electronic format based upon established NENA standards.

4.3.3 CLEC shall adopt use of a Company/NENA ID on all CLEC End User 911 Records in accordance with NENA standards. The Company ID is used to identify the carrier of record in facility configurations.

4.3.4 CLEC is responsible for providing **AT&T-22STATE** updates to the E911 database; in addition, CLEC is responsible for correcting any errors that may occur during the entry of their data to the **AT&T-22STATE** 911 DBMS.

## 5.0 Responsibilities of the Parties

5.1 For CLEC's own switch(es), both Parties shall jointly coordinate the provisioning of transport capacity sufficient to route originating E911 calls from CLEC's POI to the designated **AT&T-22STATE** E911 SR(s).

5.1.1 **AT&T-22STATE** and CLEC will cooperate to promptly test all trunks and facilities between CLEC's network and the **AT&T-22STATE** E911 SR(s).

5.2 911 Surcharge Remittance to PSAP:

5.2.1 For CLEC's own switch(es), the Parties agree that:

5.2.1.1 **AT&T-22STATE** is not responsible for collecting and remitting applicable 911 surcharges or fees directly to municipalities or government entities where such surcharges or fees are assessed by said municipality or government entity, and

5.2.1.2 **AT&T-22STATE** is not responsible for providing the 911 Customer detailed monthly listings of the actual number of access lines, or breakdowns between the types of access lines (e.g., residential, business, payphone, Centrex, PBX, and exempt lines).

5.2.1.3 Facility based CLECs shall be responsible for collecting and remitting all applicable 911 fees and surcharges on a per line basis to the appropriate PSAP or other governmental authority responsible for collection of such fees and surcharges.

5.2.2 For Resellers, the ILEC shall serve as a clearinghouse between Resellers and PSAPs except where state law requires CLEC to collect and remit directly to the appropriate 911 Authority. The Parties agree that:

5.2.2.1 **AT&T-13STATE** shall include Reseller information when providing the 911 Customer with detailed monthly listings of the actual number of access lines, or breakdowns between the types of access lines (e.g., residential, business, payphone, Centrex, PBX, and exempt lines).

5.2.2.2 **AT&T SOUTHEAST REGION 9-STATE** will provide the 911 Customer a monthly settlement letter which provides the total number of access lines broken down into residence and business line totals only. If state statutes require a break out of Reseller information, the **AT&T SOUTHEAST REGION 9-STATE** shall include this information upon request by the 911 Customer.

## 6.0 Methods and Practices

6.1 With respect to all matters covered by this Attachment, each Party will comply with all of the following to the extent that they apply to access to 911 and E911 Databases: (i) all FCC and applicable Commission rules and regulations, (ii) any requirements imposed by any Governmental Authority other than a Commission, (iii) the terms and conditions of **AT&T-22STATE**'s Commission-ordered tariff(s) and (iv) the principles expressed in the recommended standards published by NENA.

## 7.0 Contingency

7.1 The terms and conditions of this Attachment represent a negotiated plan for providing access to 911 and E911 Databases, and providing interconnection and call routing for purposes of 911 call completion to a PSAP as required by Section 251 of the Act.

7.2 The Parties agree that the 911 System as provided herein is for the use of the E911 Customer, and recognize the authority of the E911 Customer to establish service specifications and grant final approval (or denial) of service configurations offered by **AT&T-22STATE** and CLEC.

7.2.1 In **AT&T TEXAS** only:

7.2.1.1 These specifications shall be documented in Exhibit I, CLEC Serving Area Description and E911 Interconnection Details. CLEC shall complete its portion of Exhibit I and submit it to **AT&T TEXAS** not later than forty-five (45) Business Days prior to the passing of live traffic. **AT&T TEXAS** shall complete its portion of Exhibit I and return Exhibit I to CLEC not later than thirty (30) Business Days prior to the passing of live traffic.

7.2.1.2 CLEC must obtain documentation of the approval of the completed Exhibit I from the appropriate E911 Customer(s) that have jurisdiction in the area(s) in which CLEC's End Users are located. CLEC shall provide documentation of all requisite approval(s) to **AT&T TEXAS** prior to use of CLEC's E911 connection for actual emergency calls.

7.2.1.3 Each Party will designate a representative who has the authority to complete additional Exhibit(s) I to this Attachment when necessary to accommodate expansion of the geographic area of CLEC into the jurisdiction of additional PSAP(s) or to increase the number of 911 Trunks. CLEC must obtain approval of each additional Exhibit I, as set forth in Section 7.2 above, and shall furnish documentation of all requisite approval(s) of each additional Exhibit I in accordance with Section 7.2 above.

**8.0 Basis of Compensation**

8.1 Rates for access to 911 and E911 Databases, Interconnection and call routing of E911 call completion to a PSAP as required by Section 251 of the Act are set forth in the Pricing Schedule or applicable **AT&T-22STATE** Commission-approved access tariff.

# PRICING SCHEDULE

**1.0 Pricing Schedule**

1.1 This Attachment sets forth the pricing terms and conditions. The rate tables included in this Attachment may be divided into categories. These categories are for convenience only and shall not be construed to define or limit any of the terms herein or affect the meaning or interpretation of this Agreement.

1.2 Replacement of Non-Interim Rates

1.2.1 Certain of the current rates, prices and charges set forth in this Agreement may have been established by the Commission ("Commission-established "Current Rate(s)"). All rates included in this Agreement that are not specifically excluded from treatment under this Section 1.2, or that are not marked as interim or as "TBD" (To Be Determined) shall be considered Commission-established Current Rates. If, during the Term of this Agreement the Commission or the FCC modifies a Commission-established Current Rate(s) in an order or docket that is established by the Commission or FCC to be generally applicable (i.e. not an order or docket relating only to a specific complaint or interconnection agreement arbitration) to the Interconnection Services, either Party may provide written notice ("Rate Change Notice") to the other Party, after the effective date of such order, that it wishes for the modified Commission-established Non-Interim Rate(s). ("Modified Rate(s)") to replace and supersede the Commission-established Current Rate(s) already set forth in this Agreement. Following such Rate Change Notice by either Party, and without the need for any written amendment or further Commission action, CLEC's billing tables will be updated to reflect (and CLEC shall pay) the Modified Rate(s), pursuant to timeframes as specifically set forth in Section 1.2.1.1 below and Section 1.2.1.3 below, and the Modified Rate(s) will be deemed effective between the Parties as provided in Section 1.2.1.1 below and Section 1.2.1.3 below. Nonetheless, the Parties shall negotiate a conforming amendment which shall reflect that the Commission-established Current Rate(s) were replaced by the Modified Rate(s), and shall submit such amendment to the Commission for approval. In addition, as soon as is reasonably practicable after such Rate Change Notice, each Party shall issue to the other Party any adjustments that are necessary to reflect that the Modified Rate(s) became effective between the Parties as provided:

1.2.1.1 If the Rate Change Notice is issued by a Party within ninety (90) calendar days after the effective date of any such order, the Modified Rate(s) will be deemed effective between the Parties as of the effective date of the order, and **AT&T-22STATE** will issue any adjustments that are appropriate (e.g., billing of additional charges, billing credit adjustments) to retroactively true-up the Modified Rate(s) with the Commission-established current Rate(s) for the period after the effective date of the order, in accordance herewith.

1.2.1.2 In the event that neither Party issues a Rate Change Notice to the other Party with respect to an order, the Commission-established Non-Interim Rate(s) set forth in the Agreement shall continue to apply, notwithstanding the issuance of that order.

1.2.1.3 In the event that a Party issues a Rate Change Notice under this Section 1.2 above, but not within ninety (90) calendar days after the effective date of the order, then the Modified Rate(s) will be deemed effective between the Parties as of the date the amendment incorporating such Modified Rate(s) into the Agreement is effective between the Parties (following the date the amendment is approved or is deemed to have been approved by the state commission), and shall apply, on a prospective basis only, upon the amendment effective date, on a prospective basis only. Further, the Party shall be foreclosed from replacing or otherwise superseding the Commission-established Current Rate(s) with the Modified Rate(s) if the terms and conditions of this Section 1.2 above were not part of an approved and effective agreement between the Parties at the time the order became effective, either Party may still give a Rate Change Notice, and the Modified Rate(s) shall be effective as of the date the Parties' Agreement (containing this Section 1.2.) becomes effective (following the date the Agreement is approved or deemed to have been approved by the

Commission) and shall apply, beginning on the Agreement's effective date, on a prospective basis only. Further, the Party shall be foreclosed from replacing or otherwise superseding the Commission-established current Rate(s) with the Modified Rate(s) for any period prior to the effective date of the Agreement containing this Section 1.2 above.

1.3 Replacement of Interim Rates

1.3.1 Certain of the rates, prices and charges set forth in this Agreement may be denoted as interim rates ("Current Interim Rates"). Upon the effective date of a Commission Order establishing non-interim rates for any rates, prices, charges, Interconnection Services specifically identified herein as interim, either Party may, within ninety (90) calendar days after the effective date of such Commission order, provide written notice ("Replacement Rate Notice") to the other Party that it wishes to obtain the new Commission-established rate(s) ("Replacement Rates") to replace and supersede the Interim Rate counterpart(s) in this Agreement. Following such Replacement Rate Notice, and without the need for any formal amendment or further Commission action, **AT&T-22STATE** will update CLEC's billing tables to replace the Current Interim Rates with their Replacement Rate(s) counterpart(s), as specified in the Replacement Rate Notice. Nonetheless, the Parties shall negotiate a conforming amendment to reflect such Replacement Rates and shall submit such amendment to the Commission for approval.

1.3.2 If the Replacement Rate Notice is given within ninety (90) calendar days after the effective date of such order, then the Replacement Rate(s) shall apply as of the effective date of the order and **AT&T-22STATE** will issue any adjustments that are appropriate (e.g., billing of additional charges, billing credit adjustments) to retroactively true-up the Replacement Rates with the Interim Rates for the period after the effective date of this Agreement, in accordance herewith.

1.3.3 In the event that neither Party issues a Rate Notice to the other Party with respect to an order, the Interim Rate(s) set forth in the Agreement shall continue to apply, notwithstanding the issuance of that order.

1.3.4 In the event that a Party issues a Rate Notice under this Section 1.3 above, but not within ninety (90) calendar days after the effective date of the order, then the Replacement Rate(s) will be deemed effective between the Parties as of the date the amendment incorporating such Replacement Rate(s) into the Agreement is effective between the Parties (following the date the amendment is approved or is deemed to have been approved by the Commission), and shall apply, upon the amendment effective date, on a prospective basis only. Further, the Party shall be foreclosed from replacing or otherwise superseding the Current Interim Rate(s) with the Replacement Rate(s) for any period prior to the effective date of such amendment.

1.3.5 In the event the terms and conditions of this Section 1.3 above were not part of an approved and effective agreement between the Parties at the time the order became effective, either Party may still give a Replacement Rate Notice, and the Replacement Rate(s) shall be effective as of the date the Parties' Agreement (the Agreement containing this Section 1.3 above) becomes effective (following the date the Agreement is approved or deemed to have been approved by the Commission) and shall apply, beginning on the Agreement's effective date, on a prospective basis only. Further, the Party shall be foreclosed from replacing or otherwise superseding the Current Interim Rate(s) with the Replacement Rate(s) for any period prior to the effective date of the Agreement containing this Section 1.3 above.

1.4 Notice to Adopting CLECs

1.4.1 Notwithstanding anything to the contrary in this Pricing Schedule and Agreement, in the event that any other CLEC should seek to adopt the Agreement pursuant to Section 252(i) of the Act ("Adopting CLEC"), the Adopting CLEC would only be entitled to the current and/or interim rates set forth in this Agreement as of the date that the MFN'd Agreement provisions become effective between **AT&T-22STATE** and the Adopting CLEC (i.e. following the date the Commission approves or is deemed to have approved the Adopting CLEC's Section 252(i) adoption ("MFN Effective Date")) and on a prospective basis only. Nothing in this

Agreement shall entitle an Adopting CLEC to any retroactive application of any rates under this Agreement to any date prior to the MFN Effective Date and any adopting CLEC is foreclosed from making any such claim hereunder.

1.4.2 **AT&T-22STATE** obligation, under this Agreement, per the GT&C is to only provide Interconnection Services for which complete rates, terms and conditions are contained in this Agreement. Accordingly, to the extent CLEC orders a product or service for which there are not complete rates, terms and conditions contained in this Agreement, **AT&T-22STATE** may reject the order. CLEC must amend this Agreement to allow ordering of products and services for which complete rates, terms and conditions did not exist as of the Effective Date of the Agreement to the extent such product or service is still available at the time of the request. In the event that CLEC orders, and **AT&T-22STATE** provisions, a product or service to CLEC for which there are not complete rates, terms and conditions in this Agreement, then CLEC understands and agrees that one of the following will occur:

1.4.3 CLEC shall pay for the product or service provisioned to CLEC at the rates set forth in **AT&T-22STATE**'s applicable intrastate tariff(s) for the product or service or, to the extent there are no tariff rates, terms or conditions available for the product or service in the applicable state, then CLEC shall pay for the product or service at **AT&T-22STATE**'s current generic contract rate for the product or service set forth in **AT&T-22STATE**'s applicable state-specific generic Pricing Schedule as published on the AT&T CLEC Online website; or

1.4.4 CLEC will be billed and shall pay for the product or service as provided in Section 1.4.3 above, and **AT&T-22STATE** may, without further obligation, reject future orders and further provisioning of the product or service until such time as applicable rates, terms and conditions are incorporated into this Agreement as set forth in this Section 1.4.2 above. If CLEC and **AT&T-22STATE** cannot agree on rates, terms, and conditions either Party may institute the Dispute Resolution provisions as contained in the GT&Cs.

1.4.5 **AT&T-22STATE**'s provisioning of orders for such Interconnection Services is expressly subject to this Section 1.4.2 above, and in no way constitutes a waiver of **AT&T-22STATE**'s right to charge and collect payment for such products and/or services.

1.4.6 Where the rate for an **AT&T-22STATE** Interconnection Service is identified as a tariffed rate, any changes to the tariff rate shall be automatically incorporated into this Agreement. The issuance of a Commission Order approving such rate change shall be the only Notice required under this Agreement. Provided however, should a tariff or tariff rate, incorporated into this Agreement, be withdrawn or invalidated in any way during the term of this Agreement, the last rate in effect at the time of such withdrawal or invalidation shall continue to apply during the remaining term of this Agreement.

1.4.7 The Resale Discount applicable to purchases of Resold Services in each State is the current Commission-approved rate. Any Commission approved or ordered change in the Resale discount for Resold Services shall be automatically incorporated into this Agreement for the state in which such Commission approves or orders the change. The issuance of the Commission Order approving such change shall be the only Notice required under this Agreement.

1.5 Establishment of "TBD" Rates

1.5.1 When a rate, price or charge in this Agreement is noted as "To Be Determined" or "TBD" or no rate is shown, the Parties understand and agree that when a rate, price or charge is established by **AT&T-22STATE** for that Interconnection Service and incorporated into **AT&T-22STATE**'s current state-specific Generic Pricing Schedule as published on the AT&T CLEC Online website, that rate(s) ("Established Rate") shall automatically apply to the Interconnection Service provided under this Agreement back to the Effective Date of this Agreement as to any orders CLEC submitted and **AT&T-22STATE** provisioned for that Interconnection Service without the need for any additional modification(s) to this Agreement or further Commission action. **AT&T-22STATE** shall provide Written Notice to CLEC of the application of the rate, price or charge that has been established, and the CLEC's billing tables will be updated to reflect (and CLEC will be charged) the Established Rate, and the Established Rate will be deemed effective between the Parties as of the Effective Date of the Agreement. The Parties shall negotiate a conforming amendment which shall reflect the Established Rate that applies to such Product or Service pursuant to this Section 1.5 above, and shall submit such Amendment to the State Commission for approval. In addition, as soon as is reasonably practicable after such Established Rate begins to apply, **AT&T-22STATE** shall bill CLEC to reflect the application of the Established Rate retroactively to the Effective Date of the Agreement between the Parties.

1.5.2 **AT&T-22STATE**'s provisioning of such orders for such Interconnection Services is expressly subject to this Section 1.5 above and in no way constitutes a waiver of **AT&T-22STATE**'s right to charge and collect payment for such Interconnection Services.

1.6 Recurring Charges

1.6.1 Unless otherwise identified in the Pricing Tables, where rates are shown as monthly, a month will be defined as a thirty (30) day calendar month. The minimum term for each monthly rated Interconnection Services will be one (1) month. After the initial month, billing will be on the basis of whole or fractional months used. The minimum term for Interconnection Services, if applicable, will be specified in the rate tables included in this Attachment.

1.6.2 Where rates are distance sensitive, the mileage will be calculated on the airline distance involved between the locations. To determine the rate to be billed **AT&T-22STATE** will first compute the mileage using the V&H coordinates method, as set forth in the National Exchange Carrier Association, Inc. Tariff FCC No 4. When the calculation results in a fraction of a mile, **AT&T-22STATE** will round up to the next whole mile before determining the mileage and applying rates.

1.7 Non-Recurring Charges:

1.7.1 Where rates consist of usage sensitive charges or per occurrence charges, such rates are classified as "non-recurring charges."

1.7.2 Consistent with FCC Rule 51.307(d), there may be non-recurring charges for each 251(c)(3) UNE.

1.7.3 When CLEC converts an End-User currently receiving non-complex service from **AT&T-22STATE**, without any facilities rearrangements to **AT&T-22STATE**'s network, the normal service order charges and/or nonrecurring charges associated with said additions and/or changes will apply.

1.7.4 CLEC shall pay the applicable service order processing/administration charge for each service order submitted by CLEC to **AT&T-22STATE** to process a request for installation, disconnection, rearrangement, change, or record order.

1.7.5 In some cases, Commissions have ordered **AT&T-22STATE** to separate disconnect costs and installation costs into two separate nonrecurring charges. Accordingly, unless otherwise noted in this Agreement, the Commission-ordered disconnect charges will be applied at the time the disconnect activity is performed by **AT&T-22STATE**, regardless of whether or not a disconnect order is issued by CLEC.

1.7.6 Time and Material charges (a.k.a. additional labor charges) are defined in the Price Schedule contained herein.

1.7.7 Loop Zone charges are defined in the Price Schedule contained herein.

## *TEXAS RESALE*

| | RESALE DISCOUNTS | |
|---|---|---|
| | RECURRING | NON-RECURRING |
| **Business** | | |
| **LOCAL EXCHANGE SERVICE** | | |
| Business 1 Party | 21.60% | 21.60% |
| Business - Multi-Line Hunting | 21.60% | 21.60% |
| Business - Measured | 21.60% | 21.60% |
| Business - Measured (HTG Class of Service) | 21.60% | 21.60% |
| Customer Operated Pay Telephone (COPT) | 21.60% | 21.60% |
| **EXPANDED LOCAL CALLING** | | |
| EMS - Optional | 21.60% | 21.60% |
| Expanded Local Calling (Mandatory) | 21.60% | 21.60% |
| Extended Area Calling Service - Optional | 21.60% | 21.60% |
| Mandatory EACS - Hotel/Motel Measured Trunk | 21.60% | 21.60% |
| Mandatory EACS - Multi-Line Hunting | 21.60% | 21.60% |
| Mandatory EACS - One element measured, 1-party | 21.60% | 21.60% |
| Mandatory EACS - PBX Trunk | 21.60% | 21.60% |
| Mandatory Extended Area Calling Service (EACS)- 1 Party | 21.60% | 21.60% |
| **VERTICAL SERVICES** | | |
| Anonymous Call Rejection | 21.60% | 21.60% |
| Auto Redial | 21.60% | 21.60% |
| Auto Redial - Usage Sensitive | 21.60% | 21.60% |
| Call Blocker | 21.60% | 21.60% |
| Call Forwarding | 21.60% | 21.60% |
| Call Forwarding - Busy Line | 21.60% | 21.60% |
| Call Forwarding - Busy Line/Don't Answer | 21.60% | 21.60% |
| Call Forwarding - Don't Answer | 21.60% | 21.60% |
| Call Return | 21.60% | 21.60% |
| Call Return - Usage Sensitive | 21.60% | 21.60% |
| Call Trace | 21.60% | 21.60% |
| Call Waiting | 21.60% | 21.60% |
| Calling Name | 21.60% | 21.60% |
| Calling Number | 21.60% | 21.60% |
| ComCall® | 21.60% | 21.60% |
| Personalized Ring (1 dependent number) | 21.60% | 21.60% |
| Personalized Ring (2 dependent numbers - 1st number) | 21.60% | 21.60% |
| Personalized Ring (2 dependent numbers - 2nd number) | 21.60% | 21.60% |
| Priority Call | 21.60% | 21.60% |
| Remote Access to Call Forwarding | 21.60% | 21.60% |
| Selective Call Forwarding | 21.60% | 21.60% |
| Simultaneous Call Forwarding | 21.60% | 21.60% |
| Speed Calling 8 | 21.60% | 21.60% |
| Speed Calling 30 | 21.60% | 21.60% |
| Three Way Calling | 21.60% | 21.60% |
| **DID** | | |
| DID (First Block of 100 - Category 1) | 21.60% | 21.60% |
| DID (First Block of 10 - Category 1) | 21.60% | 21.60% |
| DID (Ea. adl. block of 10 after first 10 - Category 1) | 21.60% | 21.60% |
| DID (Ea. adl. block of 100 after first 100 - Category 2) | 21.60% | 21.60% |
| DID (Ea. adl. block of 10 assigned over 1st 100 - Category 2) | 21.60% | 21.60% |

| | | |
|---|---|---|
| DID (with dial pulse) | 21.60% | 21.60% |
| DID (with Multifrequency) | 21.60% | 21.60% |
| DID (with Dual-Tone Multifrequency) | 21.60% | 21.60% |
| DID (1st 10 Trunks or access lines) | 21.60% | 21.60% |
| DID (11th thru 50th trunk or network access line) | 21.60% | 21.60% |
| DID (51st trunk or network access line) | 21.60% | 21.60% |
| **TRUNKS** | | |
| Trunk | 21.60% | 21.60% |
| **AIN** | | |
| Area Wide Networking | 21.60% | 21.60% |
| Caller Intellidata® | 21.60% | 21.60% |
| Disaster Routing Service | 21.60% | 21.60% |
| Intelligent Redirectsm | 21.60% | 21.60% |
| IntelliNumber | 21.60% | 21.60% |
| Positive ID | 21.60% | 21.60% |
| **OTHER** | | |
| Customer Alerting Enablement | 21.60% | 21.60% |
| Grandfathered Services | 21.60% | 21.60% |
| Hot Line | 21.60% | 21.60% |
| Hunting | 21.60% | 21.60% |
| Night Number associated with Telephone Number | 21.60% | 21.60% |
| Night Number associated with a Terminal | 21.60% | 21.60% |
| Bundled Telecommunications Services (e.g., the Works) | 21.60% | 21.60% |
| Promotions (Greater than 90 days) | 21.60% | 21.60% |
| Preferred Number Service | 21.60% | 21.60% |
| Telebranch® | 21.60% | 21.60% |
| TouchTone (Business) | 21.60% | 21.60% |
| TouchTone (Trunk) | 21.60% | 21.60% |
| Voice Dial | 21.60% | 21.60% |
| Warm Line | 21.60% | 21.60% |
| **Data Services** | | |
| Gigabit Ethernet Metropolitan Area Network (GigaMAN ) | 21.60% | 21.60% |
| PBX Trunks | 21.60% | 21.60% |
| DS3 | 21.60% | 21.60% |
| **ISDN** | | |
| Digilinesm (ISDN BRI) | 21.60% | 21.60% |
| Select Video Plus® | 21.60% | 21.60% |
| Smart Trunksm (ISDN PRI) | 21.60% | 21.60% |
| SuperTrunk | 21.60% | 21.60% |
| **TOLL** | | |
| IntraLATA MTS | 21.60% | 21.60% |
| MaxiMizer 800® | 21.60% | 21.60% |
| OutWATS | 21.60% | 21.60% |
| **OPTIONAL TOLL CALLING PLANS** | | |
| 1+SAVERsm | 21.60% | 21.60% |

| | | |
|---|---|---|
| **PLEXAR®** | | |
| Plexar I® | 21.60% | 21.60% |
| Plexar II® | 21.60% | 21.60% |
| Plexar Custom | 21.60% | 21.60% |
| **PRIVATE LINE** | | |
| Analog Private Lines | 21.60% | 21.60% |
| Business Video Service | 21.60% | 21.60% |
| DOVLink | 21.60% | 21.60% |
| Frame Relay | 21.60% | 21.60% |
| MegaLink I® | 21.60% | 21.60% |
| MegaLink II® | 21.60% | 21.60% |
| MegaLink III® | 21.60% | 21.60% |
| MicroLink I® | 21.60% | 21.60% |
| Network Reconfiguration Service | 21.60% | 21.60% |

| **RESIDENCE** | ***RESALE DISCOUNTS*** | |
|---|---|---|
| **LOCAL EXCHANGE SERVICE** | RECURRING | NON-RECURRING |
| Life Line and Link Up America Services | 21.60% | 21.60% |
| Residence 1 Party | 21.60% | 21.60% |
| Residence Measured | 21.60% | 21.60% |
| **EXPANDED LOCAL CALLING** | | |
| Expanded Local Calling (Mandatory) | 21.60% | 21.60% |
| Mandatory Extended Area Calling Service (EACS)- 1 Party | 21.60% | 21.60% |
| Mandatory EACS - One element measured, 1 Party | 21.60% | 21.60% |
| EMS - Optional | 21.60% | 21.60% |
| Extended Area Calling Service - Optional | 21.60% | 21.60% |
| **VERTICAL SERVICES** | | |
| Anonymous Call Rejection | 21.60% | 21.60% |
| Auto Redial | 21.60% | 21.60% |
| Auto Redial - Usage Sensitive | 21.60% | 21.60% |
| Call Blocker | 21.60% | 21.60% |
| Call Forwarding | 21.60% | 21.60% |
| Call Forwarding - Busy Line | 21.60% | 21.60% |
| Call Forwarding - Busy Line/Don't Answer | 21.60% | 21.60% |
| Call Forwarding - Don't Answer | 21.60% | 21.60% |
| Call Return | 21.60% | 21.60% |
| Call Return - Usage Sensitive | 21.60% | 21.60% |
| Call Trace | 21.60% | 21.60% |
| Call Waiting | 21.60% | 21.60% |
| Calling Name | 21.60% | 21.60% |
| Calling Number | 21.60% | 21.60% |
| ComCall® | 21.60% | 21.60% |
| Personalized Ring (1 dependent number) | 21.60% | 21.60% |
| Personalized Ring (2 dependent numbers - 1st number) | 21.60% | 21.60% |
| Personalized Ring (2 dependent numbers - 2nd number) | 21.60% | 21.60% |
| Priority Call | 21.60% | 21.60% |
| Remote Access to Call Forwarding | 21.60% | 21.60% |
| Selective Call Forwarding | 21.60% | 21.60% |

| | | |
|---|---|---|
| Simultaneous Call Forwarding | 21.60% | 21.60% |
| Speed Calling 8 | 21.60% | 21.60% |
| Three Way Calling | 21.60% | 21.60% |
| **ISDN** | | |
| Digiline sm | 21.60% | 21.60% |
| **OTHER** | | |
| Customer Alerting Enablement | 21.60% | 21.60% |
| Grandfathered Services | 21.60% | 21.60% |
| Hot Line | 21.60% | 21.60% |
| Bundled Telecommunications Services (e.g., the Works) | 21.60% | 21.60% |
| Promotions (Greater than 90 days) | 21.60% | 21.60% |
| Preferred Number Service | 21.60% | 21.60% |
| TouchTone | 21.60% | 21.60% |
| Voice Dial | 21.60% | 21.60% |
| Warm Line | 21.60% | 21.60% |

*OTHER (Resale)*

| | | | |
|---|---|---|---|
| **Directory Assistance / Operator Services** | | | |
| Local Directory Assistance Services | | 21.60% | NA |
| Local Operator Assistance Service | | 21.60% | NA |
| National Directory Assistance (NDA), per call | | $0.65 | NA |
| Reverse Directory Assistance (RDA), per call | | $0.65 | NA |
| Business Category Search (BCS), per call | | $0.65 | NA |
| Directory Assistance Call Completion (DACC), per call | | $0.15 | NA |
| **OS/DA Automated Call Greeting and References / Rates** | | | |
| Branding - Other - Initial/Subsequent Load, per switch | None | | $1,800.00 |
| Brand and Reference/Rate Look Up, per OS/DA call | | $0.03 | None |
| Rate Reference Initial Load, per state, per OCN | None | | $5,000.00 |
| Rate Reference Subsequent Load, per state, per OCN | None | | $1,500.00 |

| | | |
|---|---|---|
| **TOLL** | | |
| Home 800sm | 21.60% | 21.60% |
| IntraLATA MTS | 21.60% | 21.60% |
| 900/976 Call Restriction | 21.60% | 21.60% |
| 976 Information Delivery Service | 0% | 0% |
| Access Services | 0% | 0% |
| Additional Directory Listings | 21.60% | 21.60% |
| Bill Plus | 5% | 5% |
| Cellular Mobile Telephone Interconnection Services | 0% | 0% |
| Company Initiated Suspension Service | 0% | 0% |
| Connections with Terminal Equipment and Communications Equipment | 0% | 0% |
| Consolidated Billing | 5% | 5% |
| Construction Charges | 0% | 0% |
| Customer Initiated Suspension Service | 0% | 0% |
| Distance Learning | 21.60% | 21.60% |
| Exchange Connection Service | 0% | 0% |

| | | | |
|---|---|---|---|
| Maintenance of Service Charges | | 0% | 0% |
| Shared Tenant Service | | 0% | 0% |
| Telecommunications Service Priority Systems | | 0% | 0% |
| Toll Restriction | | 21.60% | 21.60% |
| Electronic Billing Information Data (daily usage) per message | $ | 0.003 | NA |
| Local disconnect Report (LDR) Per WTN | $ | 0.003 | NA |
| Simple conversion charge per billable number | | NA | $16.65 |
| Electronic conversion orders per billable number | | NA | $5.00 |
| Complex conversion orders per billable number | | NA | $52.55 |

Exhibit 6.2



**AGREEMENT**

**by and between**

**EVERYBODY'S PHONE COMPANY**

**and**

**GTE SOUTHWEST INCORPORATED, D/B/A VERIZON SOUTHWEST**

**FOR THE STATE OF**

**TEXAS**

TABLE OF CONTENTS

# AGREEMENT

## PREFACE

This Agreement ("Agreement") shall be deemed effective as of April 7, 2010 (the "Effective Date"), between Everybody's Phone Company ("EVPH"), a corporation organized under the laws of the State of Texas, with offices at 6666 Harwin, Suite 664, Houston, TX 77036 and GTE Southwest Incorporated, d/b/a Verizon Southwest ("Verizon"), a corporation organized under the laws of the State of Delaware with offices at 600 Hidden Ridge, HQE04H12, Irving, TX 75038 (Verizon and EVPH may be referred to hereinafter, each, individually as a "Party", and, collectively, as the "Parties").

## GENERAL TERMS AND CONDITIONS

In consideration of the mutual promises contained in this Agreement, and intending to be legally bound, pursuant to Section 252 of the Act, Verizon and EVPH hereby agree as follows:

**1. The Agreement**

1.1 This Agreement includes: (a) the Principal Document; (b) the Tariffs of each Party applicable to the Services that are offered for sale by it in the Principal Document (which Tariffs are incorporated into and made a part of this Agreement by reference); and, (c) an Order by a Party that has been accepted by the other Party.

1.2 Except as otherwise expressly provided in the Principal Document (including, but not limited to, the Pricing Attachment), conflicts among provisions in the Principal Document, Tariffs, and an Order by a Party that has been accepted by the other Party, shall be resolved in accordance with the following order of precedence, where the document identified in subsection "(a)" shall have the highest precedence: (a) the Principal Document; (b) the Tariffs; and, (c) an Order by a Party that has been accepted by the other Party. The fact that a provision appears in the Principal Document but not in a Tariff, or in a Tariff but not in the Principal Document, shall not be interpreted as, or deemed grounds for finding, a conflict for the purposes of this Section 1.2.

1.3 This Agreement constitutes the entire agreement between the Parties on the subject matter hereof, and supersedes any prior or contemporaneous agreement, understanding, or representation, on the subject matter hereof, provided, however, notwithstanding any other provision of this Agreement or otherwise, this Agreement is an amendment, extension and restatement of the Parties' prior interconnection and resale agreement(s), if any, and, as such, this Agreement is not intended to be, nor shall it be construed to create, a novation or accord and satisfaction with respect to any prior interconnection or resale agreements and, accordingly, all monetary obligations of the Parties to one another under any prior interconnection or resale agreements shall remain in full force and effect and shall constitute monetary obligations of the Parties under this Agreement (provided, however, that nothing contained in this Agreement shall convert any claim or debt that would otherwise constitute a prepetition claim or debt in a bankruptcy case into a postpetition claim or debt). In connection with the foregoing, Verizon expressly reserves all of its rights under the Bankruptcy Code and Applicable Law to seek or oppose any relief in respect of the assumption, assumption and assignment, or rejection of any interconnection or resale agreements between Verizon and EVPH.

1.4. Except as otherwise provided in the Principal Document, the Principal Document may not be waived or modified except by a written document that is signed by the Parties. Subject to the requirements of Applicable Law, a Party shall have the right to add, modify, or withdraw, its Tariff(s) at any time, without the consent of, or notice to, the other Party.

**2. Term and Termination**

2.1 This Agreement shall be effective as of the Effective Date and, unless cancelled or terminated earlier in accordance with the terms hereof, shall continue in effect until April 6, 2012 (the "Initial Term"). Thereafter, this Agreement shall continue in force and effect unless and until cancelled or terminated as provided in this Agreement.

2.2 Either EVPH or Verizon may terminate this Agreement effective upon the expiration of the Initial Term or effective upon any date after expiration of the Initial Term by providing written notice of termination at least ninety (90) days in advance of the date of termination.

2.3 If either EVPH or Verizon provides notice of termination pursuant to Section 2.2 and on or before the proposed date of termination either EVPH or Verizon has requested negotiation of a new interconnection agreement, unless this Agreement is cancelled or terminated earlier in accordance with the terms hereof (including, but not limited to, pursuant to Section 12), this Agreement shall remain in effect until the earlier of: (a) the effective date of a new interconnection agreement between EVPH and Verizon; or, (b) the date one (1) year after the proposed date of termination.

2.4 If either EVPH or Verizon provides notice of termination pursuant to Section 2.2 and by 11:59 PM Eastern Time on the proposed date of termination neither EVPH nor Verizon has requested negotiation of a new interconnection agreement, (a) this Agreement will terminate at 11:59 PM Eastern Time on the proposed date of termination, and (b) the Services being provided under this Agreement at the time of termination will be terminated, except to the extent that the Purchasing Party has requested that such Services continue to be provided pursuant to an applicable Tariff or Statement of Generally Available Terms (SGAT).

**3. Glossary and Attachments**

The Glossary and the following Attachments are a part of this Agreement:

Additional Services Attachment

Resale Attachment

Pricing Attachment

**4. Applicable Law**

4.1 The construction, interpretation and performance of this Agreement shall be governed by (a) the laws of the United States of America and (b) the laws of the State of Texas, without regard to its conflicts of laws rules. All disputes relating to this Agreement shall be resolved through the application of such laws.

4.2 Each Party shall remain in compliance with Applicable Law in the course of performing this Agreement.

4.3 Neither Party shall be liable for any delay or failure in performance by it that results from requirements of Applicable Law, or acts or failures to act of any governmental entity or official.

4.4 Each Party shall promptly notify the other Party in writing of any governmental action that limits, suspends, cancels, withdraws, or otherwise materially affects, the notifying Party's ability to perform its obligations under this Agreement.

4.5 If any provision of this Agreement shall be invalid or unenforceable under Applicable Law, such invalidity or unenforceability shall not invalidate or render unenforceable any other provision of this Agreement, and this Agreement shall be construed as if it did not contain such invalid or unenforceable provision; provided, that if the invalid or unenforceable provision is a material provision of this Agreement, or the invalidity or unenforceability materially affects the rights or obligations of a Party hereunder or the ability of a Party to perform any material provision of this Agreement, the Parties shall promptly renegotiate in good faith and amend in writing this Agreement in order to make such mutually acceptable revisions to this Agreement as may be required in order to conform the Agreement to Applicable Law.

4.6 If any legislative, regulatory, judicial or other governmental decision, order, determination or action, or any change in Applicable Law, materially affects any material provision of this Agreement, the rights or obligations of a Party hereunder, or the ability of a Party to perform any material provision of this Agreement, the Parties shall promptly renegotiate in good faith and amend in writing this Agreement in order to make such mutually acceptable revisions to this Agreement as may be required in order to conform the Agreement to Applicable Law. If within thirty (30) days of the effective date of such decision, determination, action or change, the Parties are unable to agree in writing upon mutually acceptable revisions to this Agreement, either Party may pursue any remedies available to it under this Agreement, at law, in equity, or otherwise, including, but not limited to, instituting an appropriate proceeding before the Commission, the FCC, or a court of competent jurisdiction, without first pursuing dispute resolution in accordance with Section 14 of this Agreement.

4.6.1 Notwithstanding Section 4.6 above, to the extent Verizon is required by a change in Applicable Law to provide to EVPH a Service that is not offered under this Agreement to EVPH, the terms, conditions and prices for such Service (including, but not limited to, the terms and conditions defining the Service and stating when and where the Service will be available and how it will be used, and terms, conditions and prices for pre-ordering, ordering, provisioning, repair, maintenance and billing) shall be as provided in an applicable Verizon Tariff, or, in the absence of an applicable Verizon Tariff, as mutually agreed by the Parties in a written amendment to the Agreement that, upon the request of either Party, the Parties shall negotiate in accordance with the requirements of Section 252 of the Act. In no event shall Verizon be required to provide any such Service in the absence of such a Verizon Tariff or amendment.

4.7 Notwithstanding anything in this Agreement to the contrary, if, as a result of any legislative, judicial, regulatory or other governmental decision, order, determination or action, or any change in Applicable Law, Verizon is not required by Applicable Law to provide any Service, payment or benefit, otherwise required to be provided to EVPH hereunder, then Verizon may discontinue the provision of any such Service, payment or benefit, and EVPH shall reimburse Verizon for any payment previously made by Verizon to EVPH that was not required by

Applicable Law. Verizon will provide thirty (30) days prior written notice to EVPH of any such discontinuance of a Service, unless a different notice period or different conditions are specified in this Agreement (including, but not limited to, in an applicable Tariff) or Applicable Law for termination of such Service in which event such specified period and/or conditions shall apply.

**5. Assignment**

Neither Party may assign this Agreement or any right or interest under this Agreement, nor delegate any obligation under this Agreement, without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Any attempted assignment or delegation in violation of this Section 5 shall be void and ineffective and constitute default of this Agreement.

**6. Assurance of Payment**

6.1 Upon request by Verizon, EVPH shall, at any time and from time to time, provide to Verizon adequate assurance of payment of amounts due (or to become due) to Verizon hereunder.

6.2 Assurance of payment of charges may be requested by Verizon if EVPH (a) prior to the Effective Date, has failed to timely pay a bill rendered to EVPH by Verizon or its Affiliates, (b) on or after the Effective Date, fails to timely pay a bill rendered to EVPH by Verizon or its Affiliates, (c) in Verizon's reasonable judgment, at the Effective Date or at any time thereafter, is unable to demonstrate that it is creditworthy, or (d) admits its inability to pay its debts as such debts become due, has commenced a voluntary case (or has had a case commenced against it) under the U.S. Bankruptcy Code or any other law relating to bankruptcy, insolvency, reorganization, winding-up, composition or adjustment of debts or the like, has made an assignment for the benefit of creditors or is subject to a receivership or similar proceeding.

6.3 Unless otherwise agreed by the Parties, the assurance of payment shall consist of an unconditional, irrevocable standby letter of credit naming Verizon as the beneficiary thereof and otherwise in form and substance satisfactory to Verizon from a financial institution acceptable to Verizon. The letter of credit shall be in an amount equal to two (2) months anticipated charges (including, but not limited to, both recurring and non-recurring charges), as reasonably determined by Verizon, for the Services to be provided by Verizon to EVPH in connection with this Agreement. If EVPH meets the condition in subsection 6.2(d) above or has failed to timely pay two or more bills rendered by Verizon or a Verizon Affiliate in any twelve (12)-month period, Verizon may, at its option, demand (and EVPH shall provide) additional assurance of payment, consisting of monthly advanced payments of estimated charges as reasonably determined by Verizon, with appropriate true-up against actual billed charges no more frequently than once per Calendar Quarter.

6.4 [Intentionally Left Blank].

6.5 [Intentionally Left Blank].

6.6 Verizon may (but is not obligated to) draw on the letter of credit upon notice to EVPH in respect of any amounts to be paid by EVPH hereunder that are not paid within thirty (30) days of the date that payment of such amounts is required by this Agreement.

6.7 If Verizon draws on the letter of credit, upon request by Verizon, EVPH shall provide a replacement or supplemental letter of credit conforming to the requirements of Section 6.3.

6.8 Notwithstanding anything else set forth in this Agreement, if Verizon makes a request for assurance of payment in accordance with the terms of this Section, then Verizon shall have no obligation thereafter to perform under this Agreement until such time as EVPH has provided Verizon with such assurance of payment.

6.9 The fact that a letter of credit is requested by Verizon hereunder shall in no way relieve EVPH from compliance with the requirements of this Agreement (including, but not limited to, any applicable Tariffs) as to advance payments and payment for Services, nor constitute a waiver or modification of the terms herein pertaining to the discontinuance of Services for nonpayment of any amounts payment of which is required by this Agreement.

**7. Audits**

7.1 Except as may be otherwise specifically provided in this Agreement, either Party ("Auditing Party") may audit the other Party's ("Audited Party") books, records, documents, facilities and systems for the purpose of evaluating the accuracy of the Audited Party's bills. Such audits may be performed once in each Calendar Year; provided, however, that audits may be conducted more frequently (but no more frequently than once in each Calendar Quarter) if the immediately preceding audit found previously uncorrected net inaccuracies in billing in favor of the Audited Party having an aggregate value of at least $1,000,000.

7.2 The audit shall be performed by independent certified public accountants selected and paid by the Auditing Party. The accountants shall be reasonably acceptable to the Audited Party. Prior to commencing the audit, the accountants shall execute an agreement with the Audited Party in a form reasonably acceptable to the Audited Party that protects the confidentiality of the information disclosed by the Audited Party to the accountants. The audit shall take place at a time and place agreed upon by the Parties; provided, that the Auditing Party may require that the audit commence no later than sixty (60) days after the Auditing Party has given notice of the audit to the Audited Party.

7.3 Each Party shall cooperate fully in any such audit, providing reasonable access to any and all employees, books, records, documents, facilities and systems, reasonably necessary to assess the accuracy of the Audited Party's bills.

7.4 Audits shall be performed at the Auditing Party's expense, provided that there shall be no charge for reasonable access to the Audited Party's employees, books, records, documents, facilities and systems necessary to assess the accuracy of the Audited Party's bills.

**8. Authorization**

8.1 Verizon represents and warrants that it is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

8.2 EVPH represents and warrants that it is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, and has full power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

8.3 EVPH Certification.

Notwithstanding any other provision of this Agreement, Verizon shall have no obligation to perform under this Agreement until such time as EVPH has obtained such FCC and Commission authorization as may be required by Applicable Law for conducting business in the State of Texas. EVPH shall not place any Orders under this Agreement until it has obtained such authorization. EVPH shall provide proof of such authorization to Verizon upon request.

**9. Billing and Payment; Disputed Amounts**

9.1 Except as otherwise provided in this Agreement, each Party shall submit to the other Party on a monthly basis in an itemized form, statement(s) of charges incurred by the other Party under this Agreement.

9.2 Except as otherwise provided in this Agreement, payment of amounts billed for Services provided under this Agreement, whether billed on a monthly basis or as otherwise provided in this Agreement, shall be due, in immediately available U.S. funds, on the later of the following dates (the "Due Date"): (a) the due date specified on the billing Party's statement; or (b) twenty (20) days after the date the statement is received by the billed Party. Payments shall be transmitted by electronic funds transfer.

9.3 If any portion of an amount billed by a Party under this Agreement is subject to a good faith dispute between the Parties, the billed Party shall give notice to the billing Party of the amounts it disputes ("Disputed Amounts") and include in such notice the specific details and reasons for disputing each item. A Party may also dispute prospectively with a single notice a class of charges that it disputes. Notice of a dispute may be given by a Party at any time, either before or after an amount is paid, and a Party's payment of an amount shall not constitute a waiver of such Party's right to subsequently dispute its obligation to pay such amount or to seek a refund of any amount paid. The billed Party shall pay by the Due Date all undisputed amounts. Billing disputes shall be subject to the terms of Section 14, Dispute Resolution.

9.4 Charges due to the billing Party that are not paid by the Due Date, shall be subject to a late payment charge. The late payment charge shall be in an amount specified by the billing Party which shall not exceed a rate of one-and-one-half percent (1.5%) of the overdue amount (including any unpaid previously billed late payment charges) per month.

9.5 Although it is the intent of both Parties to submit timely statements of charges, failure by either Party to present statements to the other Party in a timely manner shall not constitute a breach or default, or a waiver of the right to payment of the incurred charges, by the billing Party under this Agreement, and, except for assertion of a provision of Applicable Law that limits the period in which a suit or other proceeding can be brought before a court or other governmental entity of appropriate jurisdiction to collect amounts due, the billed Party shall not be entitled to dispute the billing Party's statement(s) based on the billing Party's failure to submit them in a timely fashion.

**10. Confidentiality**

10.1 As used in this Section 10, "Confidential Information" means the following information that is disclosed by one Party ("Disclosing Party") to the other Party ("Receiving Party") in connection with, or anticipation of, this Agreement:

10.1.1 Books, records, documents and other information disclosed in an audit pursuant to Section 7;

10.1.2 Any forecasting information provided pursuant to this Agreement;

10.1.3 Customer Information (except to the extent that (a) the Customer information is published in a directory, (b) the Customer information is disclosed through or in the course of furnishing a Telecommunications Service, such as directory assistance, operator service, Caller ID or similar service, or LIDB service, or (c) the Customer to whom the Customer Information is related has authorized the Receiving Party to use and/or disclose the Customer Information);

10.1.4 Information related to specific facilities or equipment (including, but not limited to, cable and pair information);

10.1.5 any information that is in written, graphic, electromagnetic, or other tangible form, and marked at the time of disclosure as "Confidential" or "Proprietary"; and

10.1.6 any information that is communicated orally or visually and declared to the Receiving Party at the time of disclosure, and by written notice with a statement of the information given to the Receiving Party within ten (10) days after disclosure, to be "Confidential" or "Proprietary".

Notwithstanding any other provision of this Agreement, a Party shall have the right to refuse to accept receipt of information which the other Party has identified as Confidential Information pursuant to Sections 10.1.5 or 10.1.6.

10.2 Except as otherwise provided in this Agreement, the Receiving Party shall:

10.2.1 use the Confidential Information received from the Disclosing Party only in performance of this Agreement; and

10.2.2 using the same degree of care that it uses with similar confidential information of its own (but in no case a degree of care that is less than commercially reasonable), hold Confidential Information received from the Disclosing Party in confidence and restrict disclosure of the Confidential Information solely to those of the Receiving Party's Affiliates and the directors, officers, employees, Agents and contractors of the Receiving Party and the Receiving Party's Affiliates, that have a need to receive such Confidential Information in order to perform the Receiving Party's obligations under this Agreement. The Receiving Party's Affiliates and the directors, officers, employees, Agents and contractors of the Receiving Party and the Receiving Party's Affiliates, shall be required by the Receiving Party to comply with the provisions of this Section 10 in the same manner as the Receiving Party. The Receiving Party shall be liable for any failure of the Receiving Party's Affiliates or the directors, officers, employees, Agents or contractors of the Receiving Party or the Receiving Party's Affiliates, to comply with the provisions of this Section 10.

10.3 The Receiving Party shall return or destroy all Confidential Information received from the Disclosing Party, including any copies made by the Receiving Party, within thirty (30) days after a written request by the Disclosing Party is delivered to the Receiving Party, except for (a) Confidential Information that the Receiving

Party reasonably requires to perform its obligations under this Agreement, and (b) one copy for archival purposes only.

10.4 Unless otherwise agreed, the obligations of Sections 10.2 and 10.3 do not apply to information that:

10.4.1 was, at the time of receipt, already in the possession of or known to the Receiving Party free of any obligation of confidentiality and restriction on use;

10.4.2 is or becomes publicly available or known through no wrongful act of the Receiving Party, the Receiving Party's Affiliates, or the directors, officers, employees, Agents or contractors of the Receiving Party or the Receiving Party's Affiliates;

10.4.3 is rightfully received from a third person having no direct or indirect obligation of confidentiality or restriction on use to the Disclosing Party with respect to such information;

10.4.4 is independently developed by the Receiving Party;

10.4.5 is approved for disclosure or use by written authorization of the Disclosing Party (including, but not limited to, in this Agreement); or

10.4.6 is required to be disclosed by the Receiving Party pursuant to Applicable Law, provided that the Receiving Party shall have made commercially reasonable efforts to give adequate notice of the requirement to the Disclosing Party in order to enable the Disclosing Party to seek protective arrangements.

10.5 Notwithstanding the provisions of Sections 10.1 through 10.4, the Receiving Party may use and disclose Confidential Information received from the Disclosing Party to the extent necessary to enforce the Receiving Party's rights under this Agreement or Applicable Law. In making any such disclosure, the Receiving Party shall make reasonable efforts to preserve the confidentiality and restrict the use of the Confidential Information while it is in the possession of any person to whom it is disclosed, including, but not limited to, by requesting any governmental entity to whom the Confidential Information is disclosed to treat it as confidential and restrict its use to purposes related to the proceeding pending before it.

10.6 The Disclosing Party shall retain all of the Disclosing Party's right, title and interest in any Confidential Information disclosed by the Disclosing Party to the Receiving Party. Except as otherwise expressly provided in this Agreement, no license is granted by this Agreement with respect to any Confidential Information (including, but not limited to, under any patent, trademark or copyright), nor is any such license to be implied solely by virtue of the disclosure of Confidential Information.

10.7 The provisions of this Section 10 shall be in addition to and not in derogation of any provisions of Applicable Law, including, but not limited to, 47 U.S.C. § 222, and are not intended to constitute a waiver by a Party of any right with regard to the use, or protection of the confidentiality of, CPNI provided by Applicable Law.

10.8 Each Party's obligations under this Section 10 shall survive expiration, cancellation or termination of this Agreement.

**11. Counterparts**

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

**12. Default**

If either Party ("Defaulting Party") fails to make a payment required by this Agreement (including, but not limited to, any payment required by Section 9.3 of undisputed amounts to the billing Party) or materially breaches any other material provision of this Agreement, and such failure or breach continues for thirty (30) days after written notice thereof from the other Party, the other Party may, by written notice to the Defaulting Party, (a) suspend the provision of any or all Services hereunder, or (b) cancel this Agreement and terminate the provision of all Services hereunder.

**13. Discontinuance of Service by EVPH**

13.1 If EVPH proposes to discontinue, or actually discontinues, its provision of service to all or substantially all of its Customers, whether voluntarily, as a result of bankruptcy, or for any other reason, EVPH shall send written notice of such discontinuance to Verizon, the Commission, and each of EVPH's Customers. EVPH shall provide such notice such number of days in advance of discontinuance of its service as shall be required by Applicable Law. Unless the period for advance notice of discontinuance of service required by Applicable Law is more than thirty (30) days, to the extent commercially feasible, EVPH shall send such notice at least thirty (30) days prior to its discontinuance of service.

13.2 Such notice must advise each EVPH Customer that unless action is taken by the EVPH Customer to switch to a different carrier prior to EVPH's proposed discontinuance of service, the EVPH Customer will be without the service provided by EVPH to the EVPH Customer.

13.3 Should a EVPH Customer subsequently become a Verizon Customer, EVPH shall provide Verizon with all information necessary for Verizon to establish service for the EVPH Customer, including, but not limited to, the EVPH Customer's billed name, listed name, service address, and billing address, and the services being provided to the EVPH Customer.

13.4 Nothing in this Section 13 shall limit Verizon's right to cancel or terminate this Agreement or suspend provision of Services under this Agreement.

**14. Dispute Resolution**

14.1 Except as otherwise provided in this Agreement, any dispute between the Parties regarding the interpretation or enforcement of this Agreement or any of its terms shall be addressed by good faith negotiation between the Parties. To initiate such negotiation, a Party must provide to the other Party written notice of the dispute that includes both a detailed description of the dispute or alleged nonperformance and the name of an individual who will serve as the initiating Party's representative in the negotiation. The other Party shall have ten Business Days to designate its own representative in the negotiation. The Parties' representatives shall meet at least once within 45 days after the date of the initiating Party's written notice in an attempt to reach a good faith resolution of the dispute. Upon agreement, the Parties' representatives may utilize other alternative dispute resolution procedures such as private mediation to assist in the negotiations.

14.2 If the Parties have been unable to resolve the dispute within 45 days of the date of the initiating Party's written notice, either Party may pursue any remedies available to it under this Agreement, at law, in equity, or otherwise, including, but not limited to, instituting an appropriate proceeding before the Commission, the FCC, or a court of competent jurisdiction.

**15. Force Majeure**

15.1 Neither Party shall be responsible for any delay or failure in performance which results from causes beyond its reasonable control ("Force Majeure Events"), whether or not foreseeable by such Party. Such Force Majeure Events include, but are not limited to, adverse weather conditions, flood, fire, explosion, earthquake, volcanic action, power failure, embargo, boycott, war, revolution, civil commotion, act of public enemies, labor unrest (including, but not limited to, strikes, work stoppages, slowdowns, picketing or boycotts), inability to obtain equipment, parts, software or repairs thereof, acts or omissions of the other Party, and acts of God.

15.2 If a Force Majeure Event occurs, the non-performing Party shall give prompt notification of its inability to perform to the other Party. During the period that the non-performing Party is unable to perform, the other Party shall also be excused from performance of its obligations to the extent such obligations are reciprocal to, or depend upon, the performance of the non-performing Party that has been prevented by the Force Majeure Event. The non-performing Party shall use commercially reasonable efforts to avoid or remove the cause(s) of its non-performance and both Parties shall proceed to perform once the cause(s) are removed or cease.

15.3 Notwithstanding the provisions of Sections 15.1 and 15.2, in no case shall a Force Majeure Event excuse either Party from an obligation to pay money as required by this Agreement.

15.4 Nothing in this Agreement shall require the non-performing Party to settle any labor dispute except as the non-performing Party, in its sole discretion, determines appropriate.

**16. Forecasts**

In addition to any other forecasts required by this Agreement, upon request by Verizon, EVPH shall provide to Verizon forecasts regarding the Services that EVPH expects to purchase from Verizon, including, but not limited to, forecasts regarding the types and volumes of Services that EVPH expects to purchase and the locations where such Services will be purchased.

**17. Fraud**

EVPH assumes responsibility for all fraud associated with its Customers and accounts. Verizon shall bear no responsibility for, and shall have no obligation to investigate or make adjustments to EVPH's account in cases of, fraud by EVPH's Customers or other third parties.

**18. Good Faith Performance**

The Parties shall act in good faith in their performance of this Agreement. Except as otherwise expressly stated in this Agreement (including, but not limited to, where consent, approval, agreement or a similar action is stated to be within a Party's sole discretion), where consent, approval, mutual agreement or a similar action is required by any provision of this Agreement, such action shall not be unreasonably withheld, conditioned or delayed. If and, to the extent that, Verizon, prior to the Effective Date of this Agreement, has not provided in the State of Texas a Service offered under this Agreement, Verizon reserves the right to negotiate in good faith with EVPH reasonable terms and conditions (including, without limitation, rates and implementation timeframes) for such Service; and, if the Parties cannot agree to such terms and conditions (including, without limitation, rates and implementation timeframes), either Party may utilize the Agreement's dispute resolution procedures.

**19. Headings**

The headings used in the Principal Document are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning of the Principal Document.

**20. Indemnification**

20.1 Each Party ("Indemnifying Party") shall indemnify, defend and hold harmless the other Party ("Indemnified Party"), the Indemnified Party's Affiliates, and the directors, officers and employees of the Indemnified Party and the Indemnified Party's Affiliates, from and against any and all Claims that arise out of bodily injury to or death of any person, or damage to, or destruction or loss of, tangible real and/or personal property of any person, to the extent such injury, death, damage, destruction or loss, was proximately caused by the grossly negligent or intentionally wrongful acts or omissions of the Indemnifying Party, the Indemnifying Party's Affiliates, or the directors, officers, employees, Agents or contractors (excluding the Indemnified Party) of the Indemnifying Party or the Indemnifying Party's Affiliates, in connection with this Agreement.

20.2 Indemnification Process.

20.2.1 As used in this Section 20, "Indemnified Person" means a person whom an Indemnifying Party is obligated to indemnify, defend and/or hold harmless under Section 20.1.

20.2.2 An Indemnifying Party's obligations under Section 20.1 shall be conditioned upon the following:

20.2.3 The Indemnified Person: (a) shall give the Indemnifying Party notice of the Claim promptly after becoming aware thereof (including a statement of facts known to the Indemnified Person related to the Claim and an estimate of the amount thereof); (b) prior to taking any material action with respect to a Third Party Claim, shall consult with the Indemnifying Party as to the procedure to be followed in defending, settling, or compromising the Claim; (c) shall not consent to any settlement or compromise of a Third Party Claim without the written consent of the Indemnifying Party; (d) shall permit the Indemnifying Party to assume the defense of a Third Party Claim (including, except as provided below, the compromise or settlement thereof) at the Indemnifying Party's own cost and expense, provided, however, that the Indemnified Person shall have the right to approve the Indemnifying Party's choice of legal counsel.

20.2.4 If the Indemnified Person fails to comply with Section 20.2.3 with respect to a Claim, to the extent such failure shall have a material adverse effect upon the Indemnifying Party, the Indemnifying Party shall be relieved of its obligation to indemnify, defend and hold harmless the Indemnified Person with respect to such Claim under this Agreement.

20.2.5 Subject to 20.2.6 and 20.2.7, below, the Indemnifying Party shall have the authority to defend and settle any Third Party Claim.

20.2.6 With respect to any Third Party Claim, the Indemnified Person shall be entitled to participate with the Indemnifying Party in the defense of the Claim if the Claim requests equitable relief or other relief that could affect the rights of the Indemnified Person. In so participating, the Indemnified Person shall be entitled to employ separate counsel for the defense at the Indemnified Person's expense. The Indemnified Person shall also be entitled to participate, at its own expense, in the defense of any Claim, as to any portion of the Claim as to which it is not entitled to be indemnified, defended and held harmless by the Indemnifying Party.

20.2.7 In no event shall the Indemnifying Party settle a Third Party Claim or consent to any judgment with regard to a Third Party Claim without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed. In the event the settlement or judgment requires a contribution from or affects the rights of an Indemnified Person, the Indemnified Person shall have the right to refuse such settlement or judgment with respect to itself and, at its own cost and expense, take over the defense against the Third Party Claim, provided that in such event the Indemnifying Party shall not be responsible for, nor shall it be obligated to indemnify or hold harmless the Indemnified Person against, the Third Party Claim for any amount in excess of such refused settlement or judgment.

20.2.8 The Indemnified Person shall, in all cases, assert any and all provisions in applicable Tariffs and Customer contracts that limit liability to third persons as a bar to, or limitation on, any recovery by a third-person claimant.

20.2.9 The Indemnifying Party and the Indemnified Person shall offer each other all reasonable cooperation and assistance in the defense of any Third Party Claim.

20.3 Each Party agrees that it will not implead or bring any action against the other Party, the other Party's Affiliates, or any of the directors, officers or employees of the other Party or the other Party's Affiliates, based on any claim by any person for personal injury or death that occurs in the course or scope of employment of such person by the other Party or the other Party's Affiliate and that arises out of performance of this Agreement.

20.4 Each Party's obligations under this Section 20 shall survive expiration, cancellation or termination of this Agreement.

## 21. Insurance

21.1 EVPH shall maintain during the term of this Agreement and for a period of two years thereafter all insurance required to satisfy its obligations under this

Agreement (including, but not limited to, its obligations set forth in Section 20 hereof) and all insurance required by Applicable Law. The insurance shall be obtained from an insurer having an A.M. Best insurance rating of at least A-, financial size category VII or greater. At a minimum and without limiting the foregoing undertaking, EVPH shall maintain the following insurance:

21.1.1 Commercial General Liability Insurance, on an occurrence basis, including but not limited to, premises-operations, broad form property damage, products/completed operations, contractual liability, independent contractors, and personal injury, with limits of at least $2,000,000 combined single limit for each occurrence.

21.1.2 Commercial Motor Vehicle Liability Insurance covering all owned, hired and non-owned vehicles, with limits of at least $2,000,000 combined single limit for each occurrence.

21.1.3 [Intentionally Left Blank].

21.1.4 Worker's Compensation Insurance as required by Applicable Law and Employer's Liability insurance with limits of not less than $2,000,000 per occurrence.

21.1.5 All risk property insurance on a full replacement cost basis for all of EVPH's real and personal property located at any Collocation site or otherwise located on or in any Verizon premises (whether owned, leased or otherwise occupied by Verizon), facility, equipment or right-of-way.

21.2 Any deductibles, self-insured retentions or loss limits ("Retentions") for the foregoing insurance must be disclosed on the certificates of insurance to be provided to Verizon pursuant to Sections 21.4 and 21.5, and Verizon reserves the right to reject any such Retentions in its reasonable discretion. All Retentions shall be the responsibility of EVPH.

21.3 EVPH shall name Verizon and Verizon's Affiliates as additional insureds on the foregoing liability insurance.

21.4 EVPH shall, within two (2) weeks of the Effective Date hereof at the time of each renewal of, or material change in, EVPH's insurance policies, and at such other times as Verizon may reasonably specify, furnish certificates or other proof of the foregoing insurance reasonably acceptable to Verizon. The certificates or other proof of the foregoing insurance shall be sent to: Director-Negotiations, Verizon Partner Solutions, 600 Hidden Ridge, HQEWMNOTICES, Irving, TX 75038.

21.5 EVPH shall require its contractors, if any, that may enter upon the premises or access the facilities or equipment of Verizon or Verizon's affiliates to maintain insurance in accordance with Sections 21.1 through 21.3 and, if requested, to furnish Verizon certificates or other adequate proof of such insurance acceptable to Verizon in accordance with Section 21.4.

21.6 Failure of EVPH or EVPH's contractors to maintain insurance and provide certificates of insurance as required in Sections 21.1 through 21.5, above, shall be deemed a material breach of this Agreement.

21.7 Certificates furnished by EVPH or EVPH's contractors shall contain a clause stating: "GTE Southwest Incorporated, d/b/a Verizon Southwest shall be notified in writing at least thirty (30) days prior to cancellation of, or any material change in, the insurance."

**22. Intellectual Property**

22.1 Except as expressly stated in this Agreement, this Agreement shall not be construed as granting a license with respect to any patent, copyright, trade name, trademark, service mark, trade secret or any other intellectual property, now or hereafter owned, controlled or licensable by either Party. Except as expressly stated in this Agreement, neither Party may use any patent, copyrightable materials, trademark, trade name, trade secret or other intellectual property right, of the other Party except in accordance with the terms of a separate license agreement between the Parties granting such rights.

22.2 Except as stated in Section 22.4, neither Party shall have any obligation to defend, indemnify or hold harmless, or acquire any license or right for the benefit of, or owe any other obligation or have any liability to, the other Party or its Affiliates or Customers based on or arising from any Third Party Claim alleging or asserting that the provision or use of any service, facility, arrangement, or software by either Party under this Agreement, or the performance of any service or method, either alone or in combination with the other Party, constitutes direct, vicarious or contributory infringement or inducement to infringe, or misuse or misappropriation of any patent, copyright, trademark, trade secret, or any other proprietary or intellectual property right of any Party or third person. Each Party, however, shall offer to the other reasonable cooperation and assistance in the defense of any such claim.

22.3 NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, THE PARTIES AGREE THAT NEITHER PARTY HAS MADE, AND THAT THERE DOES NOT EXIST, ANY WARRANTY, EXPRESS OR IMPLIED, THAT THE USE BY EACH PARTY OF THE OTHER'S SERVICES PROVIDED UNDER THIS AGREEMENT SHALL NOT GIVE RISE TO A CLAIM OF INFRINGEMENT, MISUSE, OR MISAPPROPRIATION OF ANY INTELLECTUAL PROPERTY RIGHT.

22.4 EVPH agrees that the Services provided by Verizon hereunder shall be subject to the terms, conditions and restrictions contained in any applicable agreements (including, but not limited to software or other intellectual property license agreements) between Verizon and Verizon's vendors. Verizon agrees to advise EVPH, directly or through a third party, of any such terms, conditions or restrictions that may limit any EVPH use of a Service provided by Verizon that is otherwise permitted by this Agreement. At EVPH's written request, to the extent required by Applicable Law, Verizon will use Verizon's best efforts, as commercially practicable, to obtain intellectual property rights from Verizon's vendor to allow EVPH to use the Service in the same manner as Verizon that are coextensive with Verizon's intellectual property rights, on terms and conditions that are equal in quality to the terms and conditions under which Verizon has obtained Verizon's intellectual property rights. EVPH shall reimburse Verizon for the cost of obtaining such rights.

**23. Joint Work Product**

The Principal Document is the joint work product of the Parties, has been negotiated by the Parties, and shall be fairly interpreted in accordance with its terms. In the event of any ambiguities, no inferences shall be drawn against either Party.

**24. Law Enforcement**

24.1 Each Party may cooperate with law enforcement authorities and national security authorities to the full extent required or permitted by Applicable Law in matters related to Services provided by it under this Agreement, including, but not limited to, the production of records, the establishment of new lines or the installation of new services on an existing line in order to support law enforcement and/or national security operations, and, the installation of wiretaps, trap-and-trace facilities and equipment, and dialed number recording facilities and equipment.

24.2 A Party shall not have the obligation to inform the other Party or the Customers of the other Party of actions taken in cooperating with law enforcement or national security authorities, except to the extent required by Applicable Law.

24.3 Where a law enforcement or national security request relates to the establishment of lines (including, but not limited to, lines established to support interception of communications on other lines), or the installation of other services, facilities or arrangements, a Party may act to prevent the other Party from obtaining access to information concerning such lines, services, facilities and arrangements, through operations support system interfaces.

## 25. Liability

25.1 As used in this Section 25, "Service Failure" means a failure to comply with a direction to install, restore or terminate Services under this Agreement, a failure to provide Services under this Agreement, and failures, mistakes, omissions, interruptions, delays, errors, defects or the like, occurring in the course of the provision of any Services under this Agreement.

25.2 Except as otherwise stated in Section 25.5, the liability, if any, of a Party, a Party's Affiliates, and the directors, officers and employees of a Party and a Party's Affiliates, to the other Party, the other Party's Customers, and to any other person, for Claims arising out of a Service Failure shall not exceed an amount equal to the pro rata applicable monthly charge for the Services that are subject to the Service Failure for the period in which such Service Failure occurs.

25.3 Except as otherwise stated in Section 25.5, a Party, a Party's Affiliates, and the directors, officers and employees of a Party and a Party's Affiliates, shall not be liable to the other Party, the other Party's Customers, or to any other person, in connection with this Agreement (including, but not limited to, in connection with a Service Failure or any breach, delay or failure in performance, of this Agreement) for special, indirect, incidental, consequential, reliance, exemplary, punitive, or like damages, including, but not limited to, damages for lost revenues, profits or savings, or other commercial or economic loss, even if the person whose liability is excluded by this Section has been advised of the possibility of such damages.

25.4 The limitations and exclusions of liability stated in Sections 25.1 through 25.3 shall apply regardless of the form of a claim or action, whether statutory, in contract, warranty, strict liability, tort (including, but not limited to, negligence of a Party), or otherwise.

25.5 Nothing contained in Sections 25.1 through 25.4 shall exclude or limit liability:

25.5.1 under Sections 20, Indemnification, or 41, Taxes.

25.5.2 for any obligation to indemnify, defend and/or hold harmless that a Party may have under this Agreement.

25.5.3 for damages arising out of or resulting from bodily injury to or death of any person, or damage to, or destruction or loss of, tangible real and/or personal property of any person, or Toxic or Hazardous Substances, to the extent such damages are otherwise recoverable under Applicable Law;

25.5.4 for a claim for infringement of any patent, copyright, trade name, trade mark, service mark, or other intellectual property interest;

25.5.5 under Section 258 of the Act or any order of FCC or the Commission implementing Section 258; or

25.5.6 under the financial incentive or remedy provisions of any service quality plan required by the FCC or the Commission.

25.6 In the event that the liability of a Party, a Party's Affiliate, or a director, officer or employee of a Party or a Party's Affiliate, is limited and/or excluded under both this Section 25 and a provision of an applicable Tariff, the liability of the Party or other person shall be limited to the smaller of the amounts for which such Party or other person would be liable under this Section or the Tariff provision.

25.7 Each Party shall, in its tariffs and other contracts with its Customers, provide that in no case shall the other Party, the other Party's Affiliates, or the directors, officers or employees of the other Party or the other Party's Affiliates, be liable to such Customers or other third-persons for any special, indirect, incidental, consequential, reliance, exemplary, punitive or other damages, arising out of a Service Failure.

## 26. Network Management

26.1 Cooperation. The Parties will work cooperatively in a commercially reasonable manner to install and maintain a reliable network. EVPH and Verizon will exchange appropriate information (*e.g.*, network information, maintenance contact numbers, escalation procedures, and information required to comply with requirements of law enforcement and national security agencies) to achieve this desired reliability. In addition, the Parties will work cooperatively in a commercially reasonable manner to apply sound network management principles to alleviate or to prevent traffic congestion and subject to Section 17, to minimize fraud associated with third number billed calls, calling card calls, and other services related to this Agreement.

26.2 Responsibility for Following Standards. Each Party recognizes a responsibility to follow the standards that may be agreed to between the Parties and to employ characteristics and methods of operation that will not interfere with or impair the service, network or facilities of the other Party or any third parties connected with or involved directly in the network or facilities of the other.

26.3 Interference or Impairment. If a Party ("Impaired Party") reasonably determines that the services, network, facilities, or methods of operation, of the other Party ("Interfering Party") will or are likely to interfere with or impair the Impaired Party's provision of services or the operation of the Impaired Party's network or facilities, the Impaired Party may interrupt or suspend any Service provided to the Interfering Party to the extent necessary to prevent such interference or impairment, subject to the following:

26.3.1 Except in emergency situations (e.g., situations involving a risk of bodily injury to persons or damage to tangible property, or an interruption in Customer service) or as otherwise provided in this Agreement, the Impaired Party shall have given the Interfering Party at least ten (10) days prior written notice of the interference or impairment or potential interference or impairment and the need to correct the condition within said time period; and taken other actions, if any, required by Applicable Law; and,

26.3.2 Upon correction of the interference or impairment, the Impaired Party will promptly restore the interrupted or suspended Service. The Impaired Party shall not be obligated to provide an out-of-service credit allowance or other compensation to the Interfering Party in connection with the suspended Service.

26.4 Outage Repair Standard. In the event of an outage or trouble in any Service being provided by a Party hereunder, the Providing Party will follow Verizon's standard procedures for isolating and clearing the outage or trouble.

**27. Non-Exclusive Remedies**

Except as otherwise expressly provided in this Agreement, each of the remedies provided under this Agreement is cumulative and is in addition to any other remedies that may be available under this Agreement or at law or in equity.

**28. Notice of Network Changes**

If a Party makes a change in the information necessary for the transmission and routing of services using that Party's facilities or network, or any other change in its facilities or network that will materially affect the interoperability of its facilities or network with the other Party's facilities or network, the Party making the change shall publish notice of the change at least ninety (90) days in advance of such change, and shall use reasonable efforts, as commercially practicable, to publish such notice at least one hundred eighty (180) days in advance of the change; provided, however, that if an earlier publication of notice of a change is required by Applicable Law (including, but not limited to, 47 CFR 51.325 through 51.335) notice shall be given at the time required by Applicable Law.

**29. Notices**

29.1 Except as otherwise provided in this Agreement, notices given by one Party to the other Party under this Agreement:

29.1.1 shall be in writing;

29.1.2 shall be delivered (a) personally, (b) by express delivery service with next Business Day delivery, (c) by first class, certified or registered U.S. mail, postage prepaid, or (d) by facsimile telecopy, with a copy delivered in accordance with (a), (b) or (c), preceding; and

29.1.3 shall be delivered to the following addresses of the Parties:

To EVPH:

Steven H. Bethke
6666 Harwin
Suite 664
Houston, TX 77036
Telephone Number: (713) 268-1610, Ext.: None
Facsimile Number: (713) 268-1820
Internet Address: sbethke@flash.net

To Verizon:

Director-Negotiations
Verizon Partner Solutions
600 Hidden Ridge
HQEWMNOTICES
Irving, TX 75038
Facsimile Number: (972) 719-1519
Internet Address: wmnotices@verizon.com

with a copy to:

Vice President and Deputy General Counsel
Verizon Partner Solutions
1320 North Court House Road
9th Floor
Arlington, VA 22201
Facsimile: (703) 351-3656

or to such other address as either Party shall designate by proper notice.

Notices will be deemed given as of the earlier of (a) where there is personal delivery of the notice, the date of actual receipt, (b) where the notice is sent via express delivery service for next Business Day delivery, the next Business Day after the notice is sent, (c) where the notice is sent via First Class U.S. Mail, three (3) Business Days after mailing, (d) where notice is sent via certified or registered U.S. mail, the date of receipt shown on the Postal Service receipt, and (e) where the notice is sent via facsimile telecopy, if the notice is sent on a Business Day and before 5 PM. in the time zone where it is received, on the date set forth on the telecopy confirmation, or if the notice is sent on a non-Business Day or if the notice is sent after 5 PM in the time zone where it is received, the next Business Day after the date set forth on the telecopy confirmation.

EVPH shall notify Verizon, by written notice pursuant to this Section 29, of any changes in the addresses or other EVPH contact information identified under Section 29.1.3 above.

## 30. Ordering and Maintenance

EVPH shall use Verizon's electronic Operations Support System access platforms to submit Orders and requests for maintenance and repair of Services, and to engage in other pre-ordering, ordering, provisioning, maintenance and repair transactions. If Verizon has not yet deployed an electronic capability for EVPH to perform a pre-ordering, ordering, provisioning, maintenance or repair, transaction offered by Verizon, EVPH shall use such other processes as Verizon has made available for performing such transaction (including, but not limited, to submission of Orders by telephonic facsimile transmission and placing trouble reports by voice telephone transmission).

## 31. Performance Standards

31.1 Verizon shall provide Services under this Agreement in accordance with the performance standards required by Applicable Law, including, but not limited to, Section 251(c) of the Act.

31.2 EVPH shall provide Services under this Agreement in accordance with the performance standards required by Applicable Law.

**32. Point of Contact for EVPH Customers**

32.1 EVPH shall establish telephone numbers and mailing addresses at which EVPH Customers may communicate with EVPH and shall advise EVPH Customers of these telephone numbers and mailing addresses.

32.2 Except as otherwise agreed to by Verizon, Verizon shall have no obligation, and may decline, to accept a communication from a EVPH Customer, including, but not limited to, a EVPH Customer request for repair or maintenance of a Verizon Service provided to EVPH.

**33. Predecessor Agreements**

33.1 Except as stated in Section 33.2 or as otherwise agreed in writing by the Parties:

33.1.1 Further to the provisions of Section 1 of the General Terms and Conditions of this Agreement, any prior interconnection or resale agreement between the Parties for the State of Texas pursuant to Section 252 of the Act and in effect prior to the Effective Date is hereby amended, extended and restated; and

33.1.2 any Services that were purchased by one Party from the other Party under a prior interconnection or resale agreement between the Parties for the State of Texas pursuant to Section 252 of the Act and in effect prior to the Effective Date, shall as of the Effective Date be subject to and purchased under this Agreement.

33.2 Except as otherwise agreed in writing by the Parties, if a Service purchased by a Party under a prior interconnection or resale agreement between the Parties pursuant to Section 252 of the Act was subject to a contractual commitment that it would be purchased for a period of longer than one month, and such period had not yet expired as of the Effective Date and the Service had not been terminated prior to the Effective Date, to the extent not inconsistent with this Agreement, such commitment shall remain in effect and the Service will be purchased under this Agreement; provided, that if this Agreement would materially alter the terms of the commitment, either Party may elect to cancel the commitment.

33.3 If either Party elects to cancel the commitment pursuant to the proviso in Section 33.2, the Purchasing Party shall not be liable for any termination charge that would otherwise have applied. However, if the commitment was cancelled by the Purchasing Party, the Providing Party shall be entitled to payment from the Purchasing Party of the difference between the price of the Service that was actually paid by the Purchasing Party under the commitment and the price of the Service that would have applied if the commitment had been to purchase the Service only until the time that the commitment was cancelled.

**34. Publicity and Use of Trademarks or Service Marks**

34.1 A Party, its Affiliates, and their respective contractors and Agents, shall not use the other Party's trademarks, service marks, logos or other proprietary trade dress, in connection with the sale of products or services, or in any advertising, press releases, publicity matters or other promotional materials, unless the other Party has given its written consent for such use, which consent the other Party may grant or withhold in its sole discretion.

34.2 Neither Party may imply any direct or indirect affiliation with or sponsorship or endorsement of it or its services or products by the other Party.

34.3 Any violation of this Section 34 shall be considered a material breach of this Agreement.

**35. References**

35.1 All references to Sections, Appendices and Exhibits shall be deemed to be references to Sections, Appendices and Exhibits of this Agreement unless the context shall otherwise require.

35.2 Unless the context shall otherwise require, any reference to a Tariff, agreement, technical or other document (including Verizon or third party guides, practices or handbooks), or provision of Applicable Law, is to such Tariff, agreement, document, or provision of Applicable Law, as amended and supplemented from time to time (and, in the case of a Tariff or provision of Applicable Law, to any successor Tariff or provision).

**36. Relationship of the Parties**

36.1 The relationship of the Parties under this Agreement shall be that of independent contractors and nothing herein shall be construed as creating any other relationship between the Parties.

36.2 Nothing contained in this Agreement shall make either Party the employee of the other, create a partnership, joint venture, or other similar relationship between the Parties, or grant to either Party a franchise, distributorship or similar interest.

36.3 Except for provisions herein expressly authorizing a Party to act for another Party, nothing in this Agreement shall constitute a Party as a legal representative or Agent of the other Party, nor shall a Party have the right or authority to assume, create or incur any liability or any obligation of any kind, express or implied, against, in the name or on behalf of the other Party unless otherwise expressly permitted by such other Party in writing, which permission may be granted or withheld by the other Party in its sole discretion.

36.4 Each Party shall have sole authority and responsibility to hire, fire, compensate, supervise, and otherwise control its employees, Agents and contractors. Each Party shall be solely responsible for payment of any Social Security or other taxes that it is required by Applicable Law to pay in conjunction with its employees, Agents and contractors, and for withholding and remitting to the applicable taxing authorities any taxes that it is required by Applicable Law to collect from its employees.

36.5 Except as otherwise expressly provided in this Agreement, no Party undertakes to perform any obligation of the other Party, whether regulatory or contractual, or to assume any responsibility for the management of the other Party's business.

36.6 The relationship of the Parties under this Agreement is a non-exclusive relationship.

## 37. Reservation of Rights

37.1 Notwithstanding anything to the contrary in this Agreement, neither Party waives, and each Party hereby expressly reserves, its rights: (a) to appeal or otherwise seek the reversal of and changes in any arbitration decision associated with this Agreement; (b) to challenge the lawfulness of this Agreement and any provision of this Agreement; (c) to seek changes in this Agreement (including, but not limited to, changes in rates, charges and the Services that must be offered) through changes in Applicable Law; (d) to challenge the lawfulness and propriety of, and to seek to change, any Applicable Law, including, but not limited to any rule, regulation, order or decision of the Commission, the FCC, or a court of applicable jurisdiction; and (e) to collect debts owed to it under any prior interconnection or resale agreements. Nothing in this Agreement shall be deemed to limit or prejudice any position a Party has taken or may take before the Commission, the FCC, any other state or federal regulatory or legislative bodies, courts of applicable jurisdiction, or industry fora. The provisions of this Section shall survive the expiration, cancellation or termination of this Agreement.

37.2 EVPH acknowledges EVPH has been advised by Verizon that it is Verizon's position that this Agreement contains certain provisions which are intended to reflect Applicable Law and Commission and/or FCC arbitration decisions.

## 38. Subcontractors

A Party may use a contractor of the Party (including, but not limited to, an Affiliate of the Party) to perform the Party's obligations under this Agreement; provided, that a Party's use of a contractor shall not release the Party from any duty or liability to fulfill the Party's obligations under this Agreement.

## 39. Successors and Assigns

This Agreement shall be binding on and inure to the benefit of the Parties and their respective legal successors and permitted assigns.

## 40. Survival

The rights, liabilities and obligations of a Party for acts or omissions occurring prior to the expiration, cancellation or termination of this Agreement, the rights, liabilities and obligations of a Party under any provision of this Agreement regarding confidential information (including but not limited to, Section 10), indemnification or defense (including, but not limited to, Section 20), or limitation or exclusion of liability (including, but not limited to, Section 25), and the rights, liabilities and obligations of a Party under any provision of this Agreement which by its terms or nature is intended to continue beyond or to be performed after the expiration, cancellation or termination of this Agreement, shall survive the expiration, cancellation or termination of this Agreement.

## 41. Taxes

41.1 In General. With respect to any purchase of Services under this Agreement, if any federal, state or local tax, fee, surcharge or other tax-like charge, excluding any tax levied on property or net income, (a "Tax") is required or permitted by Applicable Law or a Tariff to be collected from the Purchasing Party by the Providing Party, then (a) the Providing Party shall bill the Purchasing Party for such Tax, as a separately stated item on the invoice, (b) the Purchasing Party shall timely remit such Tax to the Providing Party and (c) the Providing Party shall timely remit such collected Tax to the applicable taxing authority as and to the extent required by Applicable Law.

41.2 Taxes Imposed on the Providing Party or Receipts. With respect to any purchase of Services under this Agreement, if any federal, state or local Tax is imposed by Applicable Law on the receipts of the Providing Party, and such Applicable Law permits the Providing Party to exclude certain receipts received from sales to a public utility, distributor, telephone company, local exchange carrier, telecommunications company or other communications company ("Telecommunications Company"), such exclusion being based on the fact that the Purchasing Party is also subject to a tax based upon receipts ("Receipts Tax"), then the Purchasing Party shall pay and remit the Receipts Tax as required by Applicable Law.

41.3 Taxes Imposed on Subscriber. With respect to any purchase of Services under this Agreement that are resold to a third party, if any federal, state or local Tax is imposed by Applicable Law on the subscriber, end-user, customer or ultimate consumer ("Subscriber") in connection with any such purchase, which a Telecommunications Company is required to impose and/or collect from a Subscriber, or if any federal, state or local Tax is imposed on the Providing Party and required by Applicable Law to be passed through to the Subscriber, then the Purchasing Party (a) shall impose and/or collect such Tax from the Subscriber and (b) shall timely remit such Tax to the applicable taxing authority.

41.4 Tax Exemptions and Exemption Certificates. If Applicable Law clearly exempts a purchase hereunder from a Tax, and if such Applicable Law also provides an exemption procedure, such as an exemption certificate requirement, then, if the Purchasing Party complies with such procedure, the Providing Party shall not collect such Tax during the effective period of such exemption. Such exemption shall be effective upon receipt of the exemption certificate or affidavit in accordance with the terms set forth in Section 41.7. If Applicable Law clearly exempts a purchase hereunder from a Tax, but does not also provide an exemption procedure, then the Providing Party shall not collect such Tax if the Purchasing Party (a) furnishes the Providing Party with a letter signed by an officer requesting such an exemption and citing the provision in the Applicable Law which clearly allows such exemption and (b) supplies the Providing Party with an indemnification agreement, acceptable to the Providing Party, which holds the Providing Party harmless on an after-tax basis with respect to its forbearing to collect such Tax.

41.5 Liability for Uncollected Tax, Interest and Penalty.

41.5.1 If the Providing Party has not received an exemption certificate from the Purchasing Party and the Providing Party fails to bill the Purchasing Party for any Tax as required by Section 41.1, then, as between the Providing Party and the Purchasing Party, (a) the Purchasing Party shall remain liable for such unbilled Tax and any interest assessed thereon and (b) the Providing Party shall be liable for any penalty assessed with respect to such unbilled Tax by a taxing authority.

41.5.2 If the Providing Party properly bills the Purchasing Party for any Tax but the Purchasing Party fails to remit such Tax to the Providing Party as required by Section 41.2, then, as between the Providing Party and the Purchasing Party, the Purchasing Party shall be liable for such uncollected Tax and any interest assessed thereon, as well as any penalty assessed with respect to such uncollected Tax by the applicable taxing authority.

41.5.3 If the Providing Party does not collect any Tax as required by Section 41.1 because the Purchasing Party has provided such Providing Party with an exemption certificate that is later found to be inadequate, invalid or inapplicable by a taxing authority, then, as between the Providing Party and the Purchasing Party, the Purchasing Party shall be liable for such uncollected Tax and any interest assessed thereon, as well as any penalty assessed with respect to such uncollected Tax by the applicable taxing authority.

41.5.4 If the Purchasing Party fails to pay the Receipts Tax as required by Section 41.2, then, as between the Providing Party and the Purchasing Party, (a) the Providing Party shall be liable for any Tax imposed on its receipts and (b) the Purchasing Party shall be liable for any interest assessed thereon and any penalty assessed upon the Providing Party with respect to such Tax by the applicable taxing authority.

41.5.5 If the Purchasing Party fails to impose and/or collect any Tax from Subscribers as required by Section 41.3, then, as between the Providing Party and the Purchasing Party, the Purchasing Party shall remain liable for such uncollected Tax and any interest assessed thereon, as well as any penalty assessed with respect to such uncollected Tax by the applicable taxing authority. With respect to any Tax that the Purchasing Party has agreed to pay, or is required to impose on and/or collect from Subscribers, the Purchasing Party agrees to indemnify and hold the Providing Party harmless on an after-tax basis for any costs incurred by the Providing Party as a result of actions taken by the applicable taxing authority to recover the Tax from the Providing Party due to the failure of the Purchasing Party to timely pay, or collect and timely remit, such Tax to such authority.

41.6 Audit Cooperation. In the event either Party is audited by a taxing authority, the other Party agrees to cooperate fully with the Party being audited in order to respond to any audit inquiries in a proper and timely manner so that the audit and/or any resulting controversy may be resolved expeditiously.

41.7 Notices. All notices, affidavits, exemption-certificates or other communications required or permitted to be given by either Party to the other, for purposes of this Section 41, shall be made in writing and shall be delivered in person or sent by certified mail, return receipt requested, or registered mail, or a courier service providing proof of service, and sent to the addressees set forth in Section 29 as well as to the following:

To Verizon:

Verizon Communications
Tax Department
One Verizon Way, VC53S-221
Basking Ridge, NJ 07920

To EVPH:

Steven H. Bethke
6666 Harwin
Suite 664
Houston, Texas 77036

Each Party may from time to time designate another address or other addressees by giving notice in accordance with the terms of this Section. Any notice or other communication shall be deemed to be given when received.

**42. Technology Upgrades**

Notwithstanding any other provision of this Agreement, Verizon shall have the right to deploy, upgrade, migrate and maintain its network at its discretion. The Parties acknowledge that Verizon, at its election, may deploy fiber throughout its network and that such fiber deployment may inhibit or facilitate EVPH's ability to provide service using certain technologies. Nothing in this Agreement shall limit Verizon's ability to modify its network through the incorporation of new equipment or software or otherwise. EVPH shall be solely responsible for the cost and activities associated with accommodating such changes in its own network.

**43. Territory**

43.1 This Agreement applies to the territory in which Verizon operates as an Incumbent Local Exchange Carrier in the State of Texas. Verizon shall be obligated to provide Services under this Agreement only within this territory.

43.2 Notwithstanding any other provision of this Agreement, Verizon may terminate this Agreement as to a specific operating territory or portion thereof if Verizon sells or otherwise transfers its operations in such territory or portion thereof to a third-person. Verizon shall provide EVPH with at least 90 calendar days prior written notice of such termination, which shall be effective upon the date specified in the notice.

**44. Third Party Beneficiaries**

Except as expressly set forth in this Agreement, this Agreement is for the sole benefit of the Parties and their permitted assigns, and nothing herein shall create or be construed to provide any third-persons (including, but not limited to, Customers or contractors of a Party) with any rights (including, but not limited to, any third-party beneficiary rights) hereunder. Except as expressly set forth in this Agreement, a Party shall have no liability under this Agreement to the Customers of the other Party or to any other third person.

**45. [This Section Intentionally Left Blank]**

**46. 252(i) Obligations**

To the extent required by Applicable Law, each Party shall comply with Section 252(i) of the Act. To the extent that the exercise by EVPH of any rights it may have under Section 252(i) results in the rearrangement of Services by Verizon, EVPH shall be solely liable for all costs associated therewith, as well as for any termination charges associated with the termination of existing Verizon Services.

**47. Use of Service**

Each Party shall make commercially reasonable efforts to ensure that its Customers comply with the provisions of this Agreement (including, but not limited to the provisions of applicable Tariffs) applicable to the use of Services purchased by it under this Agreement.

**48. Waiver**

A failure or delay of either Party to enforce any of the provisions of this Agreement, or any right or remedy available under this Agreement or at law or in equity, or to require performance of any of the provisions of this Agreement, or to exercise any option which is provided under this Agreement, shall in no way be construed to be a waiver of such provisions, rights, remedies or options.

**49. Warranties**

EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, NEITHER PARTY MAKES OR RECEIVES ANY WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE SERVICES PROVIDED, OR TO BE PROVIDED, UNDER THIS AGREEMENT AND THE PARTIES DISCLAIM ANY OTHER WARRANTIES, INCLUDING BUT NOT LIMITED TO, **WARRANTIES OF MERCHANTABILITY, WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE** WARRANTIES AGAINST INFRINGEMENT, AND WARRANTIES ARISING BY TRADE CUSTOM, TRADE USAGE, COURSE OF DEALING OR PERFORMANCE, OR OTHERWISE.

**50. Withdrawal of Services**

50.1 Notwithstanding anything contained in this Agreement, except as otherwise required by Applicable Law, Verizon may terminate its offering and/or provision of any Service under this Agreement upon thirty (30) days prior written notice to EVPH.

50.2 Notwithstanding anything contained in this Agreement, except as otherwise required by Applicable Law, Verizon may with thirty (30) days prior written notice to EVPH terminate any provision of this Agreement that provides for the payment by Verizon to EVPH of compensation related to traffic, including, but not limited to, other types of compensation for termination of traffic delivered by Verizon to EVPH. Following such termination, except as otherwise agreed in writing by the Parties, Verizon shall be obligated to provide compensation to EVPH related to traffic only to the extent required by Applicable Law. If Verizon exercises its right of termination under this Section, the Parties shall negotiate in good faith appropriate substitute provisions for compensation related to traffic; provided, however, that except as otherwise voluntarily agreed by Verizon in writing in its sole discretion, Verizon shall be obligated to provide compensation to EVPH related to traffic only to the extent required by Applicable Law. If within thirty (30) days after Verizon's notice of termination the Parties are unable to agree in writing upon mutually acceptable substitute provisions for compensation related to traffic, either Party may submit their disagreement to dispute resolution in accordance with Section 14 of this Agreement.

**SIGNATURE PAGE**

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the Effective Date.

**EVERYBODY'S PHONE COMPANY**

By: [signature]

3-25-10

Printed: Steven H. Bethke

Title: President

**GTE SOUTHWEST INCORPORATED, D/B/A VERIZON SOUTHWEST**

By: [signature]

Printed: Jennifer Ross

Title: Director - Interconnection

# GLOSSARY

## 1. General Rule

1.1 The provisions of Sections 1.2 through 1.4 and Section 2 apply with regard to the Principal Document. Terms used in a Tariff shall have the meanings stated in the Tariff.

1.2 Unless the context clearly indicates otherwise, when a term listed in this Glossary is used in the Principal Document the term shall have the meaning stated in this Glossary. A defined term intended to convey the meaning stated in this Glossary is capitalized when used. Other terms that are capitalized, and not defined in this Glossary or elsewhere in the Principal Document, shall have the meaning stated in the Act. Additional definitions that are specific to the matters covered in a particular provision of the Principal Document may appear in that provision. To the extent that there may be any conflict between a definition set forth in this Glossary and any definition in a specific provision, the definition set forth in the specific provision shall control with respect to that provision.

1.3 Unless the context clearly indicates otherwise, any term defined in this Glossary which is defined or used in the singular shall include the plural, and any term defined in this Glossary which is defined or used in the plural shall include the singular.

1.4 The words "shall" and "will" are used interchangeably throughout the Principal Document and the use of either indicates a mandatory requirement. The use of one or the other shall not confer a different degree of right or obligation for either Party.

## 2. Definitions

2.1 Act.

The Communications Act of 1934 (47 U.S.C. §151 et seq.), as from time to time amended (including, but not limited to, by the Telecommunications Act of 1996.

2.2 Affiliate.

Shall have the meaning set forth in the Act.

2.3 Agent.

An agent or servant.

2.4 Agreement.

This Agreement, as defined in Section 1 of the General Terms and Conditions.

2.5 Ancillary Traffic.

All traffic that is destined for ancillary services, or that may have special billing requirements, including but not limited to the following: Directory Assistance, 911/E911, Operator Services (IntraLATA call completion), IntraLATA third party, collect and calling card, 800/888 database query, LIDB, and Voice Information Services Traffic as described in Section 5 of the Additional Services Attachment.

2.6 Applicable Law.

All effective laws, government regulations and government orders, applicable to each Party's performance of its obligations under this Agreement.

2.7 Business Day.

Monday through Friday, except for holidays observed by Verizon.

2.8 Calendar Quarter.

January through March, April through June, July through September, or October through December.

2.9 Calendar Year.

January through December.

2.10 CCS (Common Channel Signaling).

A method of transmitting call set-up and network control data over a digital signaling network separate from the public switched telephone network facilities that carry the actual voice or data content of the call.

2.11 Claims.

Any and all claims, demands, suits, actions, settlements, judgments, fines, penalties, liabilities, injuries, damages, losses, costs (including, but not limited to, court costs), and expenses (including, but not limited to, reasonable attorney's fees).

2.12 CLEC (Competitive Local Exchange Carrier).

Any Local Exchange Carrier other than Verizon that is operating as a Local Exchange Carrier in the territory in which Verizon operates as an ILEC in the State of Texas. EVPH is or shortly will become a CLEC.

2.13 Commission.

Public Utility Commission of Texas.

2.14 CPNI (Customer Proprietary Network Information).

Shall have the meaning set forth in Section 222 of the Act, 47 U.S.C. § 222.

2.15 Customer.

A third party residence or business end-user subscriber to Telephone Exchange Services provided by either of the Parties.

2.16 EMI (Exchange Message Interface).

Standard used for the interexchange of telecommunications message information between local exchange carriers and interexchange carriers for billable, non-billable, sample, settlement and study data. Data is provided between companies via a unique record layout that contains Customer billing information, account summary and tracking analysis. EMI format is contained in document

SR-320 published by the Alliance for Telecom Industry Solutions.

2.17 Exchange Access.

Shall have the meaning set forth in the Act.

2.18 FCC.

The Federal Communications Commission.

2.19 FCC Regulations.

The unstayed, effective regulations promulgated by the FCC, as amended from time to time, and the unstayed, effective orders of the FCC, as modified from time to time.

2.20 ILEC (Incumbent Local Exchange Carrier).

Shall have the meaning stated in the Act.

2.21 Inside Wire or Inside Wiring.

All wire, cable, terminals, hardware, and other equipment or materials, on the Customer's side of the Rate Demarcation Point.

2.22 Internet Traffic.

Any traffic that is transmitted to or returned from the Internet at any point during the duration of the transmission.

2.23 InterLATA Service.

Shall have the meaning set forth in the Act.

2.24 IntraLATA.

Telecommunications that originate and terminate within the same LATA.

2.25 IXC (Interexchange Carrier).

A Telecommunications Carrier that provides, directly or indirectly, InterLATA or IntraLATA Telephone Toll Services.

2.26 LATA (Local Access and Transport Area).

Shall have the meaning set forth in the Act.

2.27 LEC (Local Exchange Carrier).

Shall have the meaning set forth in the Act.

2.28 LERG (Local Exchange Routing Guide).

A Telcordia Technologies reference containing NPANXX routing and homing information.

2.29 LIDB (Line Information Data Base).

Line Information databases which provide, among other things, calling card validation functionality for telephone line number cards issued by Verizon and other entities and validation data for collect and third number-billed calls (e.g., data for billed number screening).

2.30 LSR (Local Service Request).

An industry standard form, which contains data elements and usage rules, used by the Parties to establish, add, change or disconnect resold Telecommunications Services and Network Elements.

2.31 [Intentionally Left Blank].

2.32 NANP (North American Numbering Plan).

The system of telephone numbering employed in the United States, Canada, Bermuda, Puerto Rico and certain Caribbean islands. The NANP format is a 10-digit number that consist of a 3-digit NPA Code (commonly referred to as the area code), followed by a 3-digit NXX code and 4 digit line number.

2.33 NPA (Numbering Plan Area).

Also sometimes referred to as an area code, is the first three-digit indicator of each 10-digit telephone number within the NANP. There are two general categories of NPA, "Geographic NPAs" and "Non-Geographic NPAs". A Geographic NPA is associated with a defined geographic area, and all telephone numbers bearing such NPA are associated with services provided within that geographic area. A Non-Geographic NPA, also known as a "Service Access Code" or "SAC Code" is typically associated with a specialized Telecommunications Service that may be provided across multiple geographic NPA areas. 500, 700, 800, 888 and 900 are examples of Non-Geographic NPAs.

2.34 NXX, NXX Code, Central Office Code or CO Code.

The three-digit switch entity indicator (i.e. the first three digits of a seven-digit telephone number).

2.35 Order.

An order or application to provide, change or terminate a Service (including, but not limited to, a commitment to purchase a stated number or minimum number of lines or other Services for a stated period or minimum period of time).

2.36 Principal Document.

This document, including, but not limited to, the Title Page, the Table of Contents, the Preface, the General Terms and Conditions, the signature page, this Glossary, the Attachments, and the Appendices to the Attachments.

2.37 Providing Party.

A Party offering or providing a Service to the other Party under this Agreement.

2.38 Purchasing Party.

A Party requesting or receiving a Service from the other Party under this

Agreement.

2.39 Rate Center Area.

The geographic area that has been identified by a given LEC as being associated with a particular NPA-NXX code assigned to the LEC for its provision of Telephone Exchange Services. The Rate Center Area is the exclusive geographic area that the LEC has identified as the area within which it will provide Telephone Exchange Services bearing the particular NPA-NXX designation associated with the specific Rate Center Area.

2.40 Retail Prices.

The prices at which a Service is provided by Verizon at retail to subscribers who are not Telecommunications Carriers.

2.41 Service.

Any Interconnection arrangement, Network Element, Telecommunications Service, Collocation arrangement, or other service, facility or arrangement, offered by a Party under this Agreement.

2.42 Subsidiary.

A corporation or other person that is controlled by a Party.

2.43 Tariff.

2.43.1 Any applicable Federal or state tariff of a Party, as amended from time-to-time; or

2.43.2 Any standard agreement or other document, as amended from time-to-time, that sets forth the generally available terms, conditions and prices under which a Party offers a Service.

The term "Tariff" does not include any Verizon statement of generally available terms (SGAT) which has been approved or is pending approval by the Commission pursuant to Section 252(f) of the Act.

2.44 Telcordia Technologies.

Telcordia Technologies, Inc., formerly known as Bell Communications Research, Inc. (Bellcore)..

2.45 Telecommunications Carrier.

Shall have the meaning set forth in the Act.

2.46 Telecommunications Services.

Shall have the meaning set forth in the Act.

2.47 Telephone Exchange Service

Shall have the meaning set forth in the Act.

2.48 Third Party Claim.

A Claim where there is (a) a claim, demand, suit or action by a person who is not a Party, (b) a settlement with, judgment by, or liability to, a person who is not a Party, or (c) a fine or penalty imposed by a person who is not a Party.

2.49 V and H Coordinates Method.

A method of computing airline miles between two points by utilizing an established formula that is based on the vertical and horizontal coordinates of the two points.

2.50 Wire Center.

A building or portion thereof which serves as the premises for one or more Central Office Switches and related facilities.

## ADDITIONAL SERVICES ATTACHMENT

1. **Alternate Billed Calls**

1.1 The Parties will engage in settlements of intraLATA intrastate alternate-billed calls (*e.g.*, collect, calling card, and third-party billed calls) originated or authorized by their respective Customers in accordance with an arrangement mutually agreed to by the Parties.

2. **Dialing Parity - Section 251(b)(3)**

Each Party shall provide the other Party with nondiscriminatory access to such services and information as are necessary to allow the other Party to implement local Dialing Parity in accordance with the requirements of Section 251(b)(3) of the Act.

3. **[This Section Intentionally Left Blank]**

4. **Directory Listing and Directory Distribution**

To the extent required by Applicable Law, Verizon will provide directory services to EVPH. Such services will be provided in accordance with the terms set forth herein.

4.1 Listing Information.

As used herein, "Listing Information" means a EVPH Customer's primary name, address (including city, state and zip code), telephone number(s), the delivery address and number of directories to be delivered, and, in the case of a business Customer, the primary business heading under which the business Customer desires to be placed, and any other information Verizon deems necessary for the publication and delivery of directories.

4.2 Listing Information Supply.

EVPH shall provide to Verizon on a regularly scheduled basis, at no charge, and in a format required by Verizon or by a mutually agreed upon industry standard (e.g., Ordering and Billing Forum developed), all Listing Information and the service address for each EVPH Customer whose service address location falls within the geographic area covered by the relevant Verizon directory. EVPH shall also provide to Verizon on a daily basis: (a) information showing EVPH Customers who have disconnected or terminated their service with EVPH; and (b) delivery information for each non-listed or non-published EVPH Customer to enable Verizon to perform its directory distribution responsibilities. Verizon shall promptly provide to EVPH, (normally within forty-eight (48) hours of receipt by Verizon, excluding non-business days), a query on any listing that is not acceptable.

4.3 Listing Inclusion and Distribution.

Verizon shall include each EVPH Customer's primary listing in the appropriate alphabetical directory and, for business Customers, in the appropriate classified (Yellow Pages) directory in accordance with the directory configuration, scope and schedules determined by Verizon in its sole discretion, and shall provide initial distribution of such directories to such EVPH Customers in the same manner it provides initial distribution of such directories to its own Customers. "Primary Listing" means a Customer's primary name, address, and telephone number. Listings of EVPH's Customers shall be interfiled with listings of Verizon's Customers and the Customers of other LECs included in the Verizon directories. EVPH shall pay Verizon's Tariffed charges for additional, foreign and other listings products (as documented in local Tariff) for EVPH's Customers.

4.4 Verizon Information.

Upon request by EVPH, Verizon shall make available to EVPH the following information to the extent that Verizon provides such information to its own business offices: a directory list of relevant NXX codes, directory and Customer Guide close dates, and Yellow Pages headings. Verizon shall also make available to EVPH, on Verizon's Wholesale website (or, at Verizon's option, in writing) Verizon's directory listings standards and specifications.

4.5 Confidentiality of Listing Information.

Verizon shall accord EVPH Listing Information the same level of confidentiality that Verizon accords its own listing information, and shall use such Listing Information solely for the purpose of providing directory-related services; provided, however, that should Verizon elect to do so, it may use or license EVPH Listing Information for directory publishing, direct marketing, or any other purpose for which Verizon uses or licenses its own listing information, so long as EVPH Customers are not separately identified as such; and provided further that EVPH may identify those of its Customers who request that their names not be sold for direct marketing purposes, and Verizon shall honor such requests to the same extent that it does for its own Customers. Verizon shall not be obligated to compensate EVPH for Verizon's use or licensing of EVPH Listing Information.

4.6 Accuracy.

Both Parties shall use commercially reasonable efforts to ensure the accurate publication of EVPH Customer listings. At EVPH's request, Verizon shall provide EVPH with a report of all EVPH Customer listings in a reasonable timeframe prior to the service order close date for the applicable directory. Verizon shall process any corrections made by EVPH with respect to its listings, provided such corrections are received prior to the close date of the particular directory.

4.7 Indemnification.

EVPH shall adhere to all practices, standards, and ethical requirements established by Verizon with regard to listings. By providing Verizon with Listing Information, EVPH warrants to Verizon that EVPH has the right to provide such Listing Information to Verizon on behalf of its Customers. EVPH shall make commercially reasonable efforts to ensure that any business or person to be listed is authorized and has the right (a) to provide the product or service offered, and (b) to use any personal or corporate name, trade name, trademark, service mark or language used in the listing. EVPH agrees to release, defend, hold harmless and indemnify Verizon from and against any and all claims, losses, damages, suits, or other actions, or any liability whatsoever, suffered, made, instituted, or asserted by any person arising out of Verizon's publication or dissemination of the Listing Information as provided by EVPH hereunder.

4.8 Liability.

Verizon's liability to EVPH in the event of a Verizon error in or omission of a EVPH Customer listing shall not exceed the amount actually paid by EVPH to

Verizon for such listing. EVPH agrees to take all reasonable steps, including, but not limited to, entering into appropriate contractual provisions with its Customers, to ensure that its and Verizon's liability to EVPH's Customers in the event of a Verizon error in or omission of a listing shall be subject to the same limitations of liability applicable between Verizon and its own Customers as set forth in Verizon's applicable Tariffs.

4.9 Service Information Pages.

Verizon shall include all EVPH NXX codes associated with the geographic areas to which each directory pertains, to the extent it does so for Verizon's own NXX codes, in any lists of such codes that are contained in the general reference portion of each directory. EVPH's NXX codes shall appear in such lists in the same manner as Verizon's NXX information. In addition, when EVPH is authorized to, and is offering, local service to Customers located within the geographic area covered by a specific directory, at EVPH's request, Verizon shall include, at no charge, in the "Customer Guide" or comparable section of the applicable alphabetical directories, EVPH's critical contact information for EVPH's installation, repair and Customer service, as provided by EVPH. Such critical contact information shall appear alphabetically by local exchange carrier and in accordance with Verizon's generally applicable policies. EVPH shall be responsible for providing the necessary information to Verizon by the applicable close date for each affected directory.

4.10 Directory Publication.

Nothing in this Agreement shall require Verizon to publish a directory where it would not otherwise do so.

4.11 Other Directory Services.

EVPH acknowledges that if EVPH desires directory services in addition to those described herein, such additional services must be obtained under separate agreement with Verizon's directory publishing company.

## 5. Voice Information Service Traffic

5.1 For purposes of this Section 5, (a) Voice Information Service means a service that provides [i] recorded voice announcement information or [ii] a vocal discussion program open to the public, and (b) Voice Information Service Traffic means intraLATA switched voice traffic, delivered to a Voice Information Service. Voice Information Service Traffic does not include any form of Internet Traffic. Voice Information Service Traffic also does not include 555 traffic or similar traffic with AIN service interfaces, which traffic shall be subject to separate arrangements between the Parties.

5.2 If a EVPH Customer is served by resold Verizon dial tone line Telecommunications Service, to the extent reasonably feasible, Verizon will route Voice Information Service Traffic originating from such Service to the appropriate Voice Information Service connected to Verizon's network unless a feature blocking such Voice Information Service Traffic has been installed. For such Voice Information Service Traffic, EVPH shall pay to Verizon without discount any Voice Information Service provider charges billed by Verizon to EVPH. EVPH shall pay Verizon such charges in full regardless of whether or not EVPH collects such charges from its Customer.

5.3 If a EVPH Customer is served by EVPH 's Network, EVPH shall have the option to route Voice Information Service Traffic that originates on its network to the appropriate Voice Information Service connected to Verizon's network. In the event EVPH exercises such option, EVPH will establish, at its own expense, a dedicated trunk group to the Verizon Voice Information Service serving switch. This trunk group will be utilized to allow EVPH to route Voice Information Service Traffic originated on its network to Verizon. For such Voice Information Service Traffic, unless EVPH has entered into a written agreement with Verizon under which EVPH will collect from EVPH's Customer and remit to Verizon the Voice Information Service provider's charges, EVPH shall pay to Verizon without discount any Voice Information Service provider charges billed by Verizon to EVPH. EVPH shall pay Verizon such Voice Information Service providers' charges in full regardless of whether or not EVPH collects such charges from its own Customer.

**6. Intercept and Referral Announcements**

6.1 When a Customer changes its service provider from Verizon to EVPH, or from EVPH to Verizon, and does not retain its original telephone number, the Party formerly providing service to such Customer shall provide a referral announcement ("Referral Announcement") on the abandoned telephone number which provides the Customer's new number or other appropriate information, to the extent known to the Party formerly providing service. Notwithstanding the foregoing, a Party shall not be obligated under this Section to provide a Referral Announcement if the Customer owes the Party unpaid overdue amounts or the Customer requests that no Referral Announcement be provided.

6.2 Referral Announcements shall be provided as stated in an applicable Verizon Tariff or as required by Applicable Law. Except as otherwise provided for by an applicable Verizon Tariff or required by Applicable Law, the period for a referral may be shortened by the Party formerly providing service if a number shortage condition requires reassignment of the telephone number.

6.3 This referral announcement will be provided by each Party at no charge to the other Party; provided that the Party formerly providing service may bill the Customer its standard Tariff charge, if any, for the referral announcement.

**7. Originating Line Number Screening (OLNS)**

Upon EVPH's request, Verizon will update its database used to provide originating line number screening (the database of information which indicates to an operator the acceptable billing methods for calls originating from the calling number (e.g., penal institutions, COCOTS).

**8. Operations Support Systems (OSS) Services**

8.1 Definitions.

The terms listed below shall have the meanings stated below:

8.1.1 <u>Verizon Operations Support Systems</u>: Verizon systems for pre-ordering, ordering, provisioning, maintenance and repair, and billing.

8.1.2 <u>Verizon OSS Services</u>: Access to Verizon Operations Support Systems functions. The term "Verizon OSS Services" includes, but is not limited to: (a) Verizon's provision of EVPH Usage Information to

EVPH pursuant to Section 8.3 of this Attachment; and, (b) "Verizon OSS Information", as defined in Section 8.1.4 of this Attachment.

8.1.3 Verizon OSS Facilities: Any gateways, interfaces, databases, facilities, equipment, software, or systems, used by Verizon to provide Verizon OSS Services to EVPH.

8.1.4 Verizon OSS Information: Any information accessed by, or disclosed or provided to, EVPH through or as a part of Verizon OSS Services. The term "Verizon OSS Information" includes, but is not limited to: (a) any Customer Information related to a Verizon Customer or a EVPH Customer accessed by, or disclosed or provided to, EVPH through or as a part of Verizon OSS Services; and (b) any EVPH Usage Information (as defined in Section 8.1.6 of this Attachment) accessed by, or disclosed or provided to, EVPH.

8.1.5 Verizon Retail Telecommunications Service: Any Telecommunications Service that Verizon provides at retail to subscribers that are not Telecommunications Carriers. The term "Verizon Retail Telecommunications Service" does not include any Exchange Access service (as defined in Section 3(16) of the Act, 47 U.S.C. § 153(16)) provided by Verizon.

8.1.6 EVPH Usage Information: For a Verizon Retail Telecommunications Service purchased by EVPH pursuant to the Resale Attachment, the usage information that Verizon would record if Verizon was furnishing such Verizon Retail Telecommunications Service to a Verizon end-user retail Customer.

8.1.7 Customer Information: CPNI of a Customer and any other non-public, individually identifiable information about a Customer or the purchase by a Customer of the services or products of a Party.

8.2 Verizon OSS Services.

8.2.1 Upon request by EVPH, Verizon shall provide to EVPH, Verizon OSS Services. Such Verizon OSS Services will be provided in accordance with, but only to the extent required by, Applicable Law.

8.2.2 Subject to the requirements of Applicable Law, Verizon Operations Support Systems, Verizon Operations Support Systems functions, Verizon OSS Facilities, Verizon OSS Information, and the Verizon OSS Services that will be offered by Verizon, shall be as determined by Verizon. Subject to the requirements of Applicable Law, Verizon shall have the right to change Verizon Operations Support Systems, Verizon Operations Support Systems functions, Verizon OSS Facilities, Verizon OSS Information, and the Verizon OSS Services, from time-to-time, without the consent of EVPH.

8.2.3 To the extent required by Applicable Law, in providing Verizon OSS Services to EVPH, Verizon will comply with Verizon's applicable OSS Change Management Guidelines, as such Guidelines are modified from time-to-time, including, but not limited to, the provisions of the Guidelines related to furnishing notice of changes in Verizon OSS Services. Verizon's OSS Change Management Guidelines will be set out on a Verizon website.

8.3 EVPH Usage Information.

8.3.1 Upon request by EVPH, Verizon shall provide to EVPH EVPH Usage Information. Such EVPH Usage Information will be provided in accordance with, but only to the extent required by, Applicable Law.

8.3.2 EVPH Usage Information will be available to EVPH through the following:

8.3.2.1 Daily Usage File on Data Tape.

8.3.2.2 Daily Usage File through Network Data Mover (NDM).

8.3.3 EVPH Usage Information will be provided in an Alliance for Telecommunications Industry Solutions EMI format.

8.3.4 Daily Usage File Data Tapes provided pursuant to Section 8.3.2.1 of this Attachment will be issued each Business Day.

8.3.5 Except as stated in this Section 8.3, subject to the requirements of Applicable Law, the manner in which, and the frequency with which, EVPH Usage Information will be provided to EVPH shall be determined by Verizon.

8.4 Access to and Use of Verizon OSS Facilities.

8.4.1 Verizon OSS Facilities may be accessed and used by EVPH only to the extent necessary for EVPH's access to and use of Verizon OSS Services pursuant to this Agreement.

8.4.2 Verizon OSS Facilities may be accessed and used by EVPH only to provide Telecommunications Services to EVPH Customers.

8.4.3 EVPH shall restrict access to and use of Verizon OSS Facilities to EVPH. This Section 8 does not grant to EVPH any right or license to grant sublicenses to other persons, or permission to other persons (except EVPH's employees, agents and contractors, in accordance with Section 8.4.7 of this Attachment ), to access or use Verizon OSS Facilities.

8.4.4 EVPH shall not (a) alter, modify or damage the Verizon OSS Facilities (including, but not limited to, Verizon software), (b) copy, remove, derive, reverse engineer, or decompile, software from the Verizon OSS Facilities, or (c) obtain access through Verizon OSS Facilities to Verizon databases, facilities, equipment, software, or systems, which are not offered for EVPH's use under this Section 8.

8.4.5 EVPH shall comply with all practices and procedures established by Verizon for access to and use of Verizon OSS Facilities (including, but not limited to, Verizon practices and procedures with regard to security and use of access and user identification codes).

8.4.6 All practices and procedures for access to and use of Verizon OSS Facilities, and all access and user identification codes for Verizon OSS Facilities: (a) shall remain the property of Verizon; (b) shall be used by EVPH only in connection with EVPH's use of Verizon OSS Facilities permitted by this Section 8; (c) shall be treated by EVPH as Confidential Information of Verizon pursuant to Section 10 of the

General Terms and Conditions; and, (d) shall be destroyed or returned by EVPH to Verizon upon the earlier of request by Verizon or the expiration or termination of this Agreement.

8.4.7 EVPH's employees, agents and contractors may access and use Verizon OSS Facilities only to the extent necessary for EVPH's access to and use of the Verizon OSS Facilities permitted by this Agreement. Any access to or use of Verizon OSS Facilities by EVPH's employees, agents, or contractors, shall be subject to the provisions of this Agreement, including, but not limited to, Section 10 of the General Terms and Conditions and Section 8.5.3.2 of this Attachment.

8.5 Verizon OSS Information.

8.5.1 Subject to the provisions of this Section 8, in accordance with, but only to the extent required by, Applicable Law, Verizon grants to EVPH a non-exclusive license to use Verizon OSS Information.

8.5.2 All Verizon OSS Information shall at all times remain the property of Verizon. Except as expressly stated in this Section 8, EVPH shall acquire no rights in or to any Verizon OSS Information.

8.5.3 The provisions of this Section 8.5.3 shall apply to all Verizon OSS Information, except (a) EVPH Usage Information, (b) CPNI of EVPH, and (c) CPNI of a Verizon Customer or a EVPH Customer, to the extent the Customer has authorized EVPH to use the CPNI.

8.5.3.1 Verizon OSS Information may be accessed and used by EVPH only to provide Telecommunications Services to EVPH Customers.

8.5.3.2 EVPH shall treat Verizon OSS Information that is designated by Verizon, through written or electronic notice (including, but not limited to, through the Verizon OSS Services), as "Confidential" or "Proprietary" as Confidential Information of Verizon pursuant to Section 10 of the General Terms and Conditions.

8.5.3.3 Except as expressly stated in this Section 8, this Agreement does not grant to EVPH any right or license to grant sublicenses to other persons, or permission to other persons (except EVPH's employees, agents or contractors, in accordance with Section 8.5.3.4 of this Attachment), to access, use or disclose Verizon OSS Information.

8.5.3.4 EVPH's employees, agents and contractors may access, use and disclose Verizon OSS Information only to the extent necessary for EVPH's access to, and use and disclosure of, Verizon OSS Information permitted by this Section 8. Any access to, or use or disclosure of, Verizon OSS Information by EVPH's employees, agents or contractors, shall be subject to the provisions of this Agreement, including, but not limited to, Section 10 of the General Terms and Conditions and Section 8.5.3.2 of this Attachment.

8.5.3.5 EVPH's license to use Verizon OSS Information shall expire upon the earliest of: (a) the time when the Verizon OSS Information is no longer needed by EVPH to provide Telecommunications Services to EVPH Customers; (b) termination of the license in accordance with this Section 8; or (c) expiration or termination of this Agreement.

8.5.3.6 All Verizon OSS Information received by EVPH shall be destroyed or returned by EVPH to Verizon, upon expiration, suspension or termination of the license to use such Verizon OSS Information.

8.5.4 Unless sooner terminated or suspended in accordance with this Agreement or this Section 8 (including, but not limited to, Section **2.2** of the General Terms and Conditions and Section 8.6.1 of this Attachment), EVPH's access to Verizon OSS Information through Verizon OSS Services shall terminate upon the expiration or termination of this Agreement.

8.5.5 Audits.

8.5.5.1 Verizon shall have the right (but not the obligation) to audit EVPH to ascertain whether EVPH is complying with the requirements of Applicable Law and this Agreement with regard to EVPH's access to, and use and disclosure of, Verizon OSS Information.

8.5.5.2 Without in any way limiting any other rights Verizon may have under this Agreement or Applicable Law, Verizon shall have the right (but not the obligation) to monitor EVPH's access to and use of Verizon OSS Information which is made available by Verizon to EVPH pursuant to this Agreement, to ascertain whether EVPH is complying with the requirements of Applicable Law and this Agreement, with regard to EVPH's access to, and use and disclosure of, such Verizon OSS Information. The foregoing right shall include, but not be limited to, the right (but not the obligation) to electronically monitor EVPH's access to and use of Verizon OSS Information which is made available by Verizon to EVPH through Verizon OSS Facilities.

8.5.5.3 Information obtained by Verizon pursuant to this Section 8.5.5 shall be treated by Verizon as Confidential Information of EVPH pursuant to Section 10 of the General Terms and Conditions; provided that, Verizon shall have the right (but not the obligation) to use and disclose information obtained by Verizon pursuant to Section 8.5.5 of this Attachment to enforce Verizon's rights under this Agreement or Applicable Law.

8.5.6 EVPH acknowledges that the Verizon OSS Information, by its nature, is updated and corrected on a continuous basis by Verizon, and therefore that Verizon OSS Information is subject to change from time to time.

8.6 Liabilities and Remedies.

8.6.1 Any breach by EVPH, or EVPH's employees, agents or contractors, of the provisions of Sections 8.4 or 8.5 of this Attachment shall be deemed a material breach of this Agreement. In addition, if EVPH or an employee, agent or contractor of EVPH at any time breaches a provision of Sections 8.4 or 8.5 of this Attachment and such breach continues for more than ten (10) days after written notice thereof from Verizon, then, except as otherwise required by Applicable Law, Verizon shall have the right, upon notice to EVPH, to suspend the license to use Verizon OSS Information granted by Section 8.5.1 of this Attachment and/or the provision of Verizon OSS Services, in whole or in part.

8.6.2 EVPH agrees that Verizon would be irreparably injured by a breach of Sections 8.4 or 8.5 of this Attachment by EVPH or the employees, agents or contractors of EVPH, and that Verizon shall be entitled to seek equitable relief, including injunctive relief and specific performance, in the event of any such breach. Such remedies shall not be deemed to be the exclusive remedies for any such breach, but shall be in addition to any other remedies available under this Agreement or at law or in equity.

8.7 Relation to Applicable Law.

The provisions of Sections 8.4, 8.5 and 8.6 of this Attachment with regard to the confidentiality of information shall be in addition to and not in derogation of any provisions of Applicable Law with regard to the confidentiality of information, including, but not limited to, 47 U.S.C. § 222, and are not intended to constitute a waiver by Verizon of any right with regard to protection of the confidentiality of the information of Verizon or Verizon Customers provided by Applicable Law.

8.8 Cooperation.

EVPH, at EVPH's expense, shall reasonably cooperate with Verizon in using Verizon OSS Services. Such cooperation shall include, but not be limited to, the following:

8.8.1 Upon request by Verizon, EVPH shall by no later than the fifteenth (15th) day of the last month of each Calendar Quarter submit to Verizon reasonable, good faith estimates of the volume of each type of OSS transaction that EVPH anticipates submitting in each week of the next Calendar Quarter.

8.8.2 EVPH shall reasonably cooperate with Verizon in submitting orders for Verizon Services and otherwise using the Verizon OSS Services, in order to avoid exceeding the capacity or capabilities of such Verizon OSS Services.

8.8.3 EVPH shall participate in cooperative testing of Verizon OSS Services and shall provide assistance to Verizon in identifying and correcting mistakes, omissions, interruptions, delays, errors, defects, faults, failures, or other deficiencies, in Verizon OSS Services.

8.9 Verizon Access to Information Related to EVPH Customers.

8.9.1 Verizon shall have the right to access, use and disclose information related to EVPH Customers that is in Verizon's possession (including, but not limited to, in Verizon OSS Facilities) to the extent such access, use and/or disclosure has been authorized by the EVPH Customer in the manner required by Applicable Law.

8.9.2 Upon request by Verizon, EVPH shall negotiate in good faith and enter into a contract with Verizon, pursuant to which Verizon may obtain access to EVPH's operations support systems (including, systems for pre-ordering, ordering, provisioning, maintenance and repair, and billing) and information contained in such systems, to permit Verizon to obtain information related to EVPH Customers (as authorized by the applicable EVPH Customer), to permit Customers to transfer service from one Telecommunications Carrier to another, and for such other purposes as may be permitted by Applicable Law.

8.10 [Intentionally Left Blank].

8.11 Cancellations.

Verizon may cancel orders for service which have had no activity within thirty-one (31) consecutive calendar days after the original service due date.

**9. Poles, Ducts, Conduits and Rights-of-Way**

9.1 [This section intentionally left blank].

9.2 [This section intentionally left blank].

**10. Telephone Numbers**

10.1 This Section 10 applies in connection with EVPH Customers served by Telecommunications Services provided by Verizon to EVPH for resale.

10.2 EVPH's use of telephone numbers shall be subject to Applicable Law and the rules of the North American Numbering Council, the North American Numbering Plan Administrator, the applicable provisions of this Agreement (including, but not limited to, this Section 10), and Verizon's practices and procedures for use and assignment of telephone numbers, as amended from time-to-time.

10.3 Subject to Sections 10.2 and 10.4 of this Attachment, if a Customer of either Verizon or EVPH who is served by a Verizon Telecommunications Service ("VTS") changes the LEC that serves the Customer using such VTS (including a change from Verizon to EVPH, from EVPH to Verizon, or from EVPH to a LEC other than Verizon), after such change, the Customer may continue to use with such VTS the telephone numbers that were assigned to the VTS for the use of such Customer by Verizon immediately prior to the change.

10.4 Verizon shall have the right to change the telephone numbers used by a Customer if at any time: (a) the Customer requests service at a new location, that is not served by the Verizon switch and the Verizon rate center from which the Customer previously had service; (b) continued use of the telephone numbers is not technically feasible; or, (c) in the case of Telecommunications Service provided by Verizon to EVPH for resale, the type or class of service subscribed to by the Customer changes.

10.5 If service on a VTS provided by Verizon to EVPH under this Agreement is terminated and the telephone numbers associated with such VTS have not been ported to a EVPH switch, the telephone numbers shall be available for reassignment by Verizon to any person to whom Verizon elects to assign the telephone numbers, including, but not limited to, Verizon, Verizon Customers, EVPH, or Telecommunications Carriers other than Verizon and EVPH.

10.6 EVPH may reserve telephone numbers only to the extent Verizon's Customers may reserve telephone numbers.

**11. Routing for Operator Services and Directory Assistance Traffic**

For a Verizon Telecommunications Service dial tone line purchased by EVPH for resale pursuant to the Resale Attachment, upon request by EVPH, Verizon will establish an arrangement that will permit EVPH to route the EVPH Customer's calls for operator and directory assistance services to a provider of operator and directory assistance services selected by EVPH. Verizon will provide this routing arrangement in accordance with, but only to the extent required by, Applicable Law. Verizon will provide this routing arrangement pursuant to an appropriate written request submitted by EVPH and a mutually agreed-upon schedule. This routing arrangement will be implemented at EVPH's expense, with charges determined on an individual case basis. In addition to charges for initially establishing the routing arrangement, EVPH will be responsible for ongoing monthly and/or usage charges for the routing arrangement. EVPH shall arrange, at its own expense, the trunking and other facilities required to transport traffic to EVPH's selected provider of operator and directory assistance services.

**12. Good Faith Performance**

If and, to the extent that, Verizon, prior to the Effective Date of this Agreement, has not provided in the State of Texas a Service offered under this Attachment, Verizon reserves the right to negotiate in good faith with EVPH reasonable terms and conditions (including, without limitation, rates and implementation timeframes) for such Service; and, if the Parties cannot agree to such terms and conditions (including, without limitation, rates and implementation timeframes), either Party may utilize the Agreement's dispute resolution procedures.

# RESALE ATTACHMENT

## 1. General

Verizon shall provide to EVPH, in accordance with this Agreement (including, but not limited to, Verizon's applicable Tariffs) and the requirements of Applicable Law, Verizon's Telecommunications Services for resale by EVPH; provided, that notwithstanding any other provision of this Agreement, Verizon shall be obligated to provide Telecommunications Services to EVPH only to the extent required by Applicable Law and may decline to provide a Telecommunications Service to EVPH to the extent that provision of such Telecommunications Service is not required by Applicable Law.

## 2. Use of Verizon Telecommunications Services

2.1 Verizon Telecommunications Services may be purchased by EVPH under this Resale Attachment only for the purpose of resale by EVPH as a Telecommunications Carrier. Verizon Telecommunications Services to be purchased by EVPH for other purposes (including, but not limited to, EVPH's own use) must be purchased by EVPH pursuant to other applicable Attachments to this Agreement (if any), or separate written agreements, including, but not limited to, applicable Verizon Tariffs.

2.2 EVPH shall not resell:

2.2.1 Residential service to persons not eligible to subscribe to such service from Verizon (including, but not limited to, business or other nonresidential Customers);

2.2.2 Lifeline, Link Up America, or other means-tested service offerings, to persons not eligible to subscribe to such service offerings from Verizon;

2.2.3 Grandfathered or discontinued service offerings to persons not eligible to subscribe to such service offerings from Verizon; or

2.2.4 Any other Verizon service in violation of a restriction stated in this Agreement (including, but not limited to, a Verizon Tariff) that is not prohibited by Applicable Law.

2.2.5 In addition to any other actions taken by EVPH to comply with this Section 2.2, EVPH shall take those actions required by Applicable Law to determine the eligibility of EVPH Customers to purchase a service, including, but not limited to, obtaining any proof or certification of eligibility to purchase Lifeline, Link Up America, or other means-tested services, required by Applicable Law. EVPH shall indemnify Verizon from any Claims resulting from EVPH's failure to take such actions required by Applicable Law.

2.2.6 Verizon may perform audits to confirm EVPH's conformity to the provisions of this Section 2.2. Such audits may be performed twice per calendar year and shall be performed in accordance with Section 7 of the General Terms and Conditions.

2.3 EVPH shall be subject to the same limitations that Verizon's Customers are subject to with respect to any Telecommunications Service that Verizon grandfathers or discontinues offering. Without limiting the foregoing, except to the extent that Verizon follows a different practice for Verizon Customers in regard to a grandfathered Telecommunications Service, such grandfathered Telecommunications Service: (a) shall be available only to a Customer that already has such Telecommunications Service; (b) may not be moved to a new service location; and (c) will be furnished only to the extent that facilities continue to be available to provide such Telecommunications Service.

2.4 EVPH shall not be eligible to participate in any Verizon plan or program under which Verizon Customers may obtain products or services, which are not Verizon Telecommunications Services, in return for trying, agreeing to purchase, purchasing, or using Verizon Telecommunications Services.

2.5 In accordance with 47 CFR § 51.617(b), Verizon shall be entitled to all charges for Verizon Exchange Access services used by interexchange carriers to provide service to EVPH Customers.

## 3. Availability of Verizon Telecommunications Services

3.1 Verizon will provide a Verizon Telecommunications Service to EVPH for resale pursuant to this Attachment where and to the same extent, but only where and to the same extent that such Verizon Telecommunications Service is provided to Verizon's Customers.

3.2 Except as otherwise required by Applicable Law, subject to Section 3.1 of this Attachment, Verizon shall have the right to add, modify, grandfather, discontinue or withdraw Verizon Telecommunications Services at any time, without the consent of EVPH.

3.3 To the extent required by Applicable Law, the Verizon Telecommunications Services to be provided to EVPH for resale pursuant to this Attachment will include a Verizon Telecommunications Service customer-specific contract service arrangement ("CSA") (such as a customer specific pricing arrangement or individual case based pricing arrangement) that Verizon is providing to a Verizon Customer at the time the CSA is requested by EVPH.

## 4. Responsibility for Charges

4.1 EVPH shall be responsible for and pay to Verizon all charges for any Telecommunications Services provided by Verizon or provided by persons other than Verizon and billed for by Verizon, that are ordered, activated or used by EVPH, EVPH Customers or any other persons, through, by means of, or in association with, Telecommunications Services provided by Verizon to EVPH pursuant to this Resale Attachment.

4.2 Upon request by EVPH, Verizon will provide for use on resold Verizon retail Telecommunications Service dial tone lines purchased by EVPH such Verizon retail Telecommunications Service call blocking and call screening services as Verizon provides to its own end user retail Customers, where and to the extent Verizon provides such Verizon retail Telecommunications Service call blocking services to Verizon's own end user retail Customers. EVPH understands and agrees that certain of Verizon's call blocking and call screening services are not guaranteed to block or screen all calls and that notwithstanding EVPH's purchase of such blocking or screening services, EVPH's end user Customers or other persons ordering, activating or using Telecommunications Services on the resold dial tone lines may complete or accept calls which EVPH intended to block. Notwithstanding the foregoing, EVPH shall be responsible for and shall pay Verizon all charges for Telecommunications Services provided by Verizon or provided by persons other than Verizon and billed for by Verizon in accordance with the terms of Section 4.1 above.

**5. Operations Matters**

5.1 Facilities.

5.1.1 Verizon and its suppliers shall retain all of their right, title and interest in all facilities, equipment, software, information, and wiring used to provide Verizon Telecommunications Services.

5.1.2 Verizon shall have access at all reasonable times to EVPH Customer locations for the purpose of installing, inspecting, maintaining, repairing, and removing, facilities, equipment, software, and wiring used to provide the Verizon Telecommunications Services. EVPH shall, at EVPH's expense, obtain any rights and authorizations necessary for such access.

5.1.3 Except as otherwise agreed to in writing by Verizon, Verizon shall not be responsible for the installation, inspection, repair, maintenance, or removal of facilities, equipment, software, or wiring provided by EVPH or EVPH Customers for use with Verizon Telecommunications Services.

5.2 Branding.

5.2.1 Except as stated in Section 5.2.2 of this Attachment, in providing Verizon Telecommunications Services to EVPH, Verizon shall have the right (but not the obligation) to identify the Verizon Telecommunications Services with Verizon's trade names, trademarks and service marks ("Verizon Marks"), to the same extent that these Services are identified with Verizon's Marks when they are provided to Verizon's Customers. Any such identification of Verizon's Telecommunications Services shall not constitute the grant of a license or other right to EVPH to use Verizon's Marks.

5.2.2 To the extent required by Applicable Law, upon request by EVPH and at prices, terms and conditions to be negotiated by EVPH and Verizon, Verizon shall provide Verizon Telecommunications Services for resale that are identified by EVPH's trade name, or that are not identified by trade name, trademark or service mark.

5.2.3 If Verizon uses a third-party contractor to provide Verizon operator services or Verizon directory assistance, EVPH will be responsible for entering into a direct contractual arrangement with the third-party contractor at EVPH's expense (a) to obtain identification of Verizon operator services or Verizon directory assistance purchased by EVPH for resale with EVPH's trade name, or (b) to obtain removal of Verizon Marks from Verizon operator services or Verizon directory assistance purchased by EVPH for resale.

**6. Rates and Charges**

The rates and charges for Verizon Telecommunication Services purchased by EVPH for resale pursuant to this Attachment shall be as provided in this Attachment and the Pricing Attachment.

7. **Good Faith Performance**

If and, to the extent that, Verizon, prior to the Effective Date of this Agreement, has not provided in the State of Texas a Service offered under this Attachment, Verizon reserves the right to negotiate in good faith with EVPH reasonable terms and conditions (including, without limitation, rates and implementation timeframes) for such Service; and, if the Parties cannot agree to such terms and conditions (including, without limitation, rates and implementation timeframes), either Party may utilize the Agreement's dispute resolution procedures.

## PRICING ATTACHMENT

### 1. General

1.1 As used in this Attachment, the term "Charges" means the rates, fees, charges and prices for a Service.

1.2 Except as stated in Section 2 or Section 3, of this Attachment, Charges for Services shall be as stated in this Section 1 of this Attachment.

1.3 The Charges for a Service shall be the Charges for the Service stated in the Providing Party's applicable Tariff.

1.4 In the absence of Charges for a Service established pursuant to Section 1.3 of this Attachment, the Charges shall be as stated in Appendix A of this Pricing Attachment. For rate elements provided in Appendix A of this Pricing Attachment that do not include a Charge, either marked as "TBD" or otherwise, Verizon is developing such Charges and has not finished developing such Charges as of the Effective Date of this Agreement ("Effective Date"). When Verizon finishes developing such a Charge, Verizon shall notify EVPH in writing of such Charge in accordance with, and subject to, the notices provisions of this Agreement and thereafter shall bill EVPH, and EVPH shall pay to Verizon, for Services provided under this Agreement on the Effective Date and thereafter in accordance with such Charge. Any notice provided by Verizon to EVPH pursuant to this Section 1.4 shall be deemed to be a part of Appendix A of this Pricing Attachment immediately after Verizon sends such notice to EVPH and thereafter.

1.5 The Charges stated in Appendix A of this Pricing Attachment shall be automatically superseded by any applicable Tariff Charges. The Charges stated in Appendix A of this Pricing Attachment also shall be automatically superseded by any new Charge(s) when such new Charge(s) are required by any order of the Commission or the FCC, approved by the Commission or the FCC, or otherwise allowed to go into effect by the Commission or the FCC (including, but not limited to, in a Tariff that has been filed with the Commission or the FCC), provided such new Charge(s) are not subject to a stay issued by any court of competent jurisdiction.

1.6 In the absence of Charges for a Service established pursuant to Sections 1.3 through 1.5 of this Attachment, if Charges for a Service are otherwise expressly provided for in this Agreement, such Charges shall apply.

1.7 In the absence of Charges for a Service established pursuant to Sections 1.3 through 1.6 of this Attachment, the Charges for the Service shall be the Providing Party's FCC or Commission approved Charges.

1.8 In the absence of Charges for a Service established pursuant to Sections 1.3 through 1.7 of this Attachment, the Charges for the Service shall be mutually agreed to by the Parties in writing.

### 2. Verizon Telecommunications Services Provided to EVPH for Resale Pursuant to the Resale Attachment

2.1 Verizon Telecommunications Services for which Verizon is Required to Provide a Wholesale Discount Pursuant to Section 251(c)(4) of the Act.

2.1.1 The Charges for a Verizon Telecommunications Service purchased by EVPH for resale for which Verizon is required to provide a wholesale discount pursuant to Section 251(c)(4) of the Act shall be the Retail Price for such Service set forth in Verizon's applicable Tariffs (or, if there is no Tariff Retail Price for such Service, Verizon's Retail Price for the Service that is generally offered to Verizon's Customers), less, to the extent required by Applicable Law: (a) the applicable wholesale discount stated in Verizon's Tariffs for Verizon Telecommunications Services purchased for resale pursuant to Section 251(c)(4) of the Act; or (b) in the absence of an applicable Verizon Tariff wholesale discount for Verizon Telecommunications Services purchased for resale pursuant to Section 251(c)(4) of the Act, the applicable wholesale discount stated in Appendix A for Verizon Telecommunications Services purchased for resale pursuant to Section 251(c)(4) of the Act.

2.1.2 The Charges for a Verizon Telecommunications Service Customer Specific Arrangement ("CSA") purchased by EVPH for resale pursuant to Section 3.3 of the Resale Attachment for which Verizon is required to provide a wholesale discount pursuant to Section 251(c)(4) of the Act shall be the Retail Price for the CSA, less, to the extent required by Applicable Law: (a) the applicable wholesale discount stated in Verizon's Tariffs for Verizon Telecommunications Services purchased for resale pursuant to Section 251(c)(4) of the Act; or (b) in the absence of an applicable Verizon Tariff wholesale discount for Verizon Telecommunications Services purchased for resale pursuant to Section 251(c)(4) of the Act, the applicable discount stated in Appendix A for Verizon Telecommunications Services purchased for resale pursuant to Section 251(c)(4) of the Act. Notwithstanding the foregoing, in accordance with, and to the extent permitted by Applicable Law, Verizon may establish a wholesale discount for a CSA that differs from the wholesale discount that is generally applicable to Telecommunications Services provided to EVPH for resale pursuant to Section 251(c)(4) of the Act.

2.1.3 Notwithstanding Sections 2.1 and 2.2 of this Attachment, in accordance with, and to the extent permitted by Applicable Law, Verizon may at any time establish a wholesale discount for a Telecommunications Service (including, but not limited to, a CSA) that differs from the wholesale discount that is generally applicable to Telecommunications Services provided to EVPH for resale pursuant to Section 251(c)(4) of the Act.

2.1.4 The wholesale discount stated in Appendix A shall be automatically superseded by any new wholesale discount when such new wholesale discount is required by any order of the Commission or the FCC, approved by the Commission or the FCC, or otherwise allowed to go into effect by the Commission or the FCC, provided such new wholesale discount is not subject to a stay issued by any court of competent jurisdiction.

2.1.5 The wholesale discount provided for in Sections 2.1.1 through 2.1.3 of this Attachment shall not be applied to:

2.1.5.1 Short term promotions as defined in 47 CFR § 51.613;

2.1.5.2 Except as otherwise provided by Applicable Law, Exchange Access services;

2.1.5.3 Subscriber Line Charges, Federal Line Cost Charges, end user common line Charges, taxes, and government Charges and assessment (including, but not limited to, 9-1-1 Charges and Dual Party Relay Service Charges).

2.1.5.4 Any other service or Charge that the Commission, the FCC, or other governmental entity of appropriate jurisdiction determines is not subject to a wholesale discount under Section 251(c)(4) of the Act.

2.2 Verizon Telecommunications Services for which Verizon is Not Required to Provide a Wholesale Discount Pursuant to Section 251(c)(4) of the Act.

2.2.1 The Charges for a Verizon Telecommunications Service for which Verizon is not required to provide a wholesale discount pursuant to Section 251(c)(4) of the Act shall be the Charges stated in Verizon's Tariffs for such Verizon Telecommunications Service (or, if there are no Verizon Tariff Charges for such Service, Verizon's Charges for the Service that are generally offered by Verizon).

2.2.2 The Charges for a Verizon Telecommunications Service customer specific contract service arrangement ("CSA") purchased by EVPH pursuant to Section 3.3 of the Resale Attachment for which Verizon is not required to provide a wholesale discount pursuant to Section 251(c)(4) of the Act shall be the Charges provided for in the CSA and any other Charges that Verizon could bill the person to whom the CSA was originally provided (including, but not limited to, applicable Verizon Tariff Charges).

2.3 Other Charges.

2.3.1 EVPH shall pay, or collect and remit to Verizon, without discount, all Subscriber Line Charges, Federal Line Cost Charges, and end user common line Charges, associated with Verizon Telecommunications Services provided by Verizon to EVPH.

**3. EVPH Prices**

Notwithstanding any other provision of this Agreement, the Charges that EVPH bills Verizon for EVPH's Services shall not exceed the Charges for Verizon's comparable Services, except to the extent that EVPH's cost to provide such EVPH's Services to Verizon exceeds the Charges for Verizon's comparable Services and EVPH has demonstrated such cost to Verizon, or, at Verizon's request, to the Commission or the FCC.

**4. [This Section Intentionally Left Blank]**

**5. Regulatory Review of Prices**

Notwithstanding any other provision of this Agreement, each Party reserves its respective rights to institute an appropriate proceeding with the FCC, the Commission or other governmental body of appropriate jurisdiction: (a) with regard to the Charges for its Services (including, but not limited to, a proceeding to change the Charges for its services, whether provided for in any of its Tariffs, in Appendix A, or otherwise); and (b) with regard to the Charges of the other Party (including, but not limited to, a proceeding to obtain a reduction in such Charges and a refund of any amounts paid in excess of any Charges that are reduced).

Custom Handling

| | |
|---|---|
| Service Order Expedite: | |
| Engineered | $ 29.85 |
| Non-Engineered | $ 11.45 |
| Coordinated Conversions | |
| ISO | $ 16.38 |
| Central Office Connection | $ 9.91 |
| Outside Facility Connection | $ 8.83 |
| Hot Coordinated Conversion First Hour: | |
| ISO | $ 28.01 |
| Central Office Connection | $ 39.65 |
| Outside Facility Connection | $ 35.33 |
| Hot Coordinated Conversion per Additional Quarter Hour: | |
| ISO | $ 5.81 |
| Central Office Connection | $ 9.91 |
| Outside Facility Connection | $ 8.83 |

**Application of NRCs**

Pre-ordering:

CLEC Account Establishment is a one-time charge applied the first time that EVPH orders any service from this Agreement.

Customer Record Search applies when EVPH requests a summary of the services currently subscribed to by the end-user.

Ordering and Provisioning:

Engineered Initial Service Order - New Service applies per Local Service Request (LSR) when engineering work activity is required to complete the order, e.g. digital loops.

Non-Engineered Initial Service Order - New Service applies per LSR when no engineering work activity is required to complete the order, e.g. analog loops.

Initial Service Order - As Specified (Engineered or Non-Engineered) applies only to Complex Services for services migrating from Verizon to EVPH. Complex Services are services that require a data gathering form or have special instructions.

Non-Engineered Initial Service Order - Changeover applies only to Basic Services for services migrating from Verizon to EVPH. End-user service may remain the same or change.

Central Office Connect applies in addition to the ISO when physical installation is required at the central office.

Outside Facility Connect applies in addition to the ISO when incremental field work is required.

Manual Ordering Charge applies to orders that require Verizon to manually enter EVPH's order into Verizon's Secure Integrated Gateway System (SIGS), e.g. faxed orders and orders sent via physical or electronic mail.

Custom Handling (These NRCs are in addition to any Preordering or Ordering and Provisioning NRCs):

Service Order Expedite (Engineered or Non-Engineered) applies if EVPH requests service prior to the standard due date intervals.

Coordinated Conversion applies if EVPH requests notification and coordination of service cut over prior to the service becoming effective.

Hot Coordinated Conversion First Hour applies if EVPH requests real-time coordination of a service cut-over that takes one hour or less.

Hot Coordinated Conversion Per Additional Quarter Hour applies, in addition to the Hot Coordinated Conversion First Hour, for every 15-minute segment of real-time coordination of a service cut-over that takes more than one hour.

Exhibit 11.1

November 25, 2014

SW Innovative Holdings, Inc.
6666 Harwin Drive, Suite 664
Houston, TX 77036

Re: Offering Statement on Form 1-A

Gentlemen:

We are acting as special counsel to SW Innovative Holdings, Inc., a Texas corporation (the "Company"), in connection with the proposed sale by the company of up to 10,000,000,000 shares ("Shares") of its Common Stock, par value $0.0001 per share, ("Common Stock") for a purchase price of $0.01 for 100 Shares, pursuant to an offering (the "Offering") to be qualified with the Securities and Exchange Commission on Form 1-A under Regulation A issued under the Securities Act of 1933, as amended, (the "Act").

In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including (i) the corporate and organizational documents of the Company, including the Restated Certificate of Formation of the Company (the "Certificate"); (ii) minutes and records of the proceedings of the Company with respect to the issuance and sale of the Shares, and (iii) the Regulation A Offering Statement on Form 1-A (the "Offering Statement") and amendments thereto covering the sale of the Shares.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Company and the due authorization, execution and delivery of all documents by the parties thereto other than the Company. We have not independently established or verified any facts relevant to the opinions expressed herein, but have relied upon statements and representations of officers and other representatives of the Company and others.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:

The sale of the Shares has been duly authorized, and, when (i) the Offering Statement becomes qualified under the Act, and (ii) the Shares have been issued and sold and the consideration therefor has been received therefore by the Company pursuant to the terms of the Offering, the Shares will be validly issued, fully paid and non-assessable.

Our opinion expressed above is subject to the qualification that we express no opinion as to the applicability of, compliance with, or effect of any laws except the Texas Business Organizations Code (including the statutory provisions, all applicable provisions of the Texas constitution and reported judicial decisions interpreting the foregoing).

We do not find it necessary for the purposes of this opinion, and accordingly we do not purport to cover herein, the application of the securities or "Blue Sky" laws of the various states to the issuance and sale of the Shares.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. This opinion speaks only as of the date that the Offering Statement becomes qualified under the Act, and we assume no obligation to revise or supplement this opinion after the date of qualification should the Texas Business Organizations Code be changed by legislative action, judicial decision or otherwise after the date hereof.

Sincerely,

MORELLA & ASSOCIATES, A PROFESSIONAL CORPORATION

Morella & Associates